   As filed with the Securities and Exchange Commission on December 2, 2002


                                                     Registration No. 333-99981

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------


                                AMENDMENT NO. 1


                                      TO

                                   FORM S-4
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

    Port Arthur Finance               The Premcor                  Sabine River                  Neches River
           Corp.                  Refining Group Inc.              Holding Corp.                 Holding Corp.
 (Exact Name of Registrant     (Exact Name of Registrant     (Exact Name of Registrant     (Exact Name of Registrant
 Issuer as Specified in Its  Guarantor as Specified in Its Guarantor as Specified in Its Guarantor as Specified in Its
          Charter)                     Charter)                      Charter)                      Charter)

          Delaware                     Delaware                      Delaware                      Delaware
(State or Other Jurisdiction (State or Other Jurisdiction  (State or Other Jurisdiction  (State or Other Jurisdiction
    of Incorporation or           of Incorporation or           of Incorporation or           of Incorporation or
       Organization)                 Organization)                 Organization)                 Organization)

            6411                         6411                          6411                          6411
     (Primary Standard             (Primary Standard             (Primary Standard             (Primary Standard
 Industrial Classification     Industrial Classification     Industrial Classification     Industrial Classification
        Code Number)                 Code Number)                  Code Number)                  Code Number)

         36-4308506                   43-1491230                    43-1857408                    43-1857411
      (I.R.S. Employer             (I.R.S. Employer              (I.R.S. Employer              (I.R.S. Employer
   Identification Number)       Identification Number)        Identification Number)        Identification Number)

    Port Arthur Finance            Port Arthur Coker
           Corp.                     Company L.P.
 (Exact Name of Registrant     (Exact Name of Registrant
 Issuer as Specified in Its  Guarantor as Specified in Its
          Charter)                     Charter)

          Delaware                     Delaware
(State or Other Jurisdiction (State or Other Jurisdiction
    of Incorporation or           of Incorporation or
       Organization)                 Organization)

            6411                         6411
     (Primary Standard             (Primary Standard
 Industrial Classification     Industrial Classification
        Code Number)                 Code Number)

         36-4308506                   43-1857413
      (I.R.S. Employer             (I.R.S. Employer
   Identification Number)       Identification Number)


                               Michael D. Gayda

                            1700 East Putnam Avenue
                                   Suite 500
                       Old Greenwich, Connecticut 06870
                                (203) 698-7500
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
   Registrant Issuer's and Registrant Parent Guarantors' Principal Executive
                                   Offices)
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                With a copy to:
                          Edward P. Tolley III, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration number of the earlier effective Registration Statement for the same offering. [_] _________

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration number of the earlier effective Registration Statement for the same offering. [_] __________

                               -----------------



   The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

================================================================================

Prospectus

                                                   [LOGO] PACC
                                                   Port Arthur Coker Company

$250,665,000

Port Arthur Finance Corp.

Offer to Exchange All Outstanding 12.50% Senior Secured Notes due 2009 for 12.50% Senior Secured Notes due 2009, which have been registered under the Securities Act of 1933

Unconditionally Guaranteed Jointly and Severally by The Premcor Refining Group Inc., Sabine River Holding Corp., Neches River Holding Corp. and Port Arthur Coker Company L.P.


The Exchange Offer                                       Broker Dealers

..  Port Arthur Finance Corp. will exchange all           . Each broker-dealer that receives exchange notes
   outstanding notes that are validly tendered and not      for its own account in the exchange offer must
   validly withdrawn for an equal principal amount of       acknowledge that it will deliver a prospectus in
   exchange notes that are freely tradeable.                connection with any resale of those exchange
                                                            notes. The letter of transmittal states that, by so
..  You may withdraw tenders of outstanding notes at         acknowledging and delivering a prospectus, a
   any time prior to the expiration of the exchange         broker-dealer will not be deemed to admit that it
   offer.                                                   is an "underwriter" within the meaning of the
                                                            Securities Act.
.. The exchange offer expires at 5:00 p.m., New York
   City time, on January 3, 2003, unless extended. We    . This prospectus, as it may be amended or
   do not currently intend to extend the expiration         supplemented from time to time, may be used by
   date.                                                    a broker-dealer in connection with resales of
                                                            exchange notes received in exchange for
The Exchange Notes                                          outstanding notes where the outstanding notes
                                                            were acquired by the broker-dealer as a result of
..  The terms of the exchange notes to be issued in the      market-making activities or other trading
   exchange offer are substantially identical to the        activities.
   outstanding notes, expect that the exchange notes
   will be freely tradeable.                             . We have agreed that, for a period of 120 days
                                                            after the consummation of this exchange offer, we
                                                            will make this prospectus available to any broker-
                                                            dealer for use in connection with the resale of
                                                            exchange notes. See "Plan of Distribution."



You should consider carefully the risk factors beginning on page 13 of this prospectus before participating in the exchange offer.


                               -----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------


               The date of this prospectus is December 4, 2002.

                               TABLE OF CONTENTS


                                                                    Page
                                                                    ----
       Prospectus Summary..........................................   1
       Risk Factors................................................  13
       Forward-Looking Statements..................................  21
       The Sabine Restructuring....................................  22
       Use of Proceeds.............................................  25
       Capitalization..............................................  26
       Selected Financial Data of PRG..............................  27
       Management's Discussion and Analysis of Financial Condition
         and Results of Operations.................................  29
       Industry Overview...........................................  61
       Business....................................................  65
       Management..................................................  91
       Principal Stockholders...................................... 110


                                                                    Page
                                                                    ----
       Related Party Transactions.................................. 111
       Description of Indebtedness................................. 113
       Description of the Notes.................................... 117
       Description of Principal Financing Documents................ 122
       The Exchange Offer.......................................... 136
       U.S. Federal Income Tax Consequences of the Exchange Offer.. 146
       Plan of Distribution........................................ 146
       Legal Matters............................................... 147
       Experts..................................................... 147
       Where You Can Find Additional Information................... 147
       Glossary of Selected Terms.................................. 148
       Index to Consolidated Financial Statements.................. F-1

                               -----------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in this document. This document may be used only where it is legal to sell these securities. The information in this document may be accurate only on the date of this document.

                              PROSPECTUS SUMMARY

   This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the "Risk Factors" section and our financial statements and notes to those statements, before deciding whether to invest in the notes. As used in this prospectus, the terms "we," "our," or "us" refer to The Premcor Refining Group Inc. and its consolidated subsidiaries, including Sabine River Holding Corp., Neches River Holding Corp., Port Arthur Coker Company L.P. and Port Arthur Finance Corp., taken as a whole, and its predecessors, unless the context otherwise indicates. Because of the technical nature of our industry, we have included a Glossary of Selected Terms that explains many of the terms we use in this prospectus.

                        The Premcor Refining Group Inc.

Overview


   We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, petroleum coke and other petroleum products in the United States. We own and operate refineries in Port Arthur, Texas and Lima, Ohio with a combined crude oil volume processing capability, known as throughput capacity, of approximately 420,000 barrels per day, or bpd. In late September 2002, we ceased operations at our Hartford, Illinois refinery and we are currently pursuing all options with respect to the sale or lease of the refinery. We sell petroleum products in the Midwest, the Gulf Coast, eastern and southeastern United States. We sell our products on an unbranded basis to approximately 750 distributors and chain retailers through our own product distribution system and an extensive third-party owned product distribution system, as well as in the spot market.



   Our Port Arthur refinery has the capacity to process substantial volumes of low-cost high-sulfur and high-density crude oil, known as sour and heavy sour crude oil. This results in lower feedstock costs and creates a distinct competitive advantage. For the nine months ended September 30, 2002, light products accounted for approximately 90% of our total product volume. For the same period, high-value, premium product grades, such as high octane and reformulated gasoline, low-sulfur diesel and jet fuel, which are the most valuable types of light products, accounted for approximately 41% of our total product volume. We supply a significant portion of our products to the growing market for fuels that conform to regional environment-driven content specifications, known as the "boutique" fuels market.



   We had revenue of $6.4 billion in 2001, a decrease of 12% compared to 2000. During 2001, our net income was $140.9 million, an increase of $57.1 million compared to 2000, and our adjusted EBITDA was $634.3 million, an increase of $416.1 million compared to 2000. Adjusted EBITDA for 2001 represents EBITDA excluding $167.2 million of charges related to the closure of our Blue Island, Illinois refinery and $9.0 million of other charges. We had revenue of $4.8 billion for the nine months ended September 30, 2002, a 7% decrease compared to the corresponding period in the previous year. For the nine months ended September 30, 2002, our net loss was $148.8 million compared to net income of $181.0 million in the corresponding period in the previous year. For the nine months ended September 30, 2002, our adjusted EBITDA was $72.6 million compared to $635.5 million in the corresponding period of 2001. Adjusted EBITDA excluded charges of $168.7 million and $176.2 million for the nine months ended September 30, 2002 and 2001, respectively, principally related to the closure of the Hartford and Blue Island refineries. For further detail on our results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."


The Transformation of Premcor

   Beginning in early 1995 and continuing after Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates, or Blackstone, acquired its controlling interest in Premcor Inc., our ultimate parent company, in

1997, we completed several strategic initiatives that have significantly enhanced our competitive position, the quality of our assets, and our financial and operating performance. For example:

  . We divested non-core assets during 1998 and 1999, generating net proceeds of approximately $325 million, which we reinvested into our refining business.

  . We increased our crude oil throughput capacity from approximately 130,000 bpd to 490,000 bpd through the acquisition and subsequent upgrade of two refineries.

  . We implemented capital projects to increase throughput and premium product yields and to reduce operating expenses within our refining asset base. These projects, together with our acquisitions, increased our coking capacity from 18,000 bpd to 121,000 bpd, increased our hydrocracking capacity from 41,000 bpd to 178,000 bpd, and increased our capacity to process heavy sour crude oil from 45,000 bpd to 242,000 bpd.


  . We implemented a number of programs which increased the reliability of our operations and improved our safety performance, resulting in a reduction of our recordable injury rate from 3.12 to 0.91 per 200,000 hours worked.


  . We expanded and enhanced our capabilities to supply fuels, on an unbranded basis, to include the Midwest, Gulf Coast, eastern and southeastern United States, as well as to the growing boutique fuels markets within those regions.


  . We reduced our operating costs as evidenced by a reduction of our refining employees per thousand barrels from 7.2 to 3.5.


  . We recruited a new chief executive officer with a proven track record of successfully operating, growing and enhancing shareholder value. Our new chief executive officer has assembled a management team of energy and refining industry veterans to lead our company.


   The above statements regarding our transformation include our Hartford refinery at which we ceased operations in late September 2002. For further detail on our transformation, see "Business--The Transformation of Premcor."


Market Trends

   We believe that the outlook for the United States refining industry is attractive due to certain significant trends that we have identified. We believe that:

  . The supply and demand fundamentals for refined petroleum products have improved since the late 1990s and will continue to improve.

  . Increasing worldwide supplies of lower-cost sour and heavy sour crude oil will provide an increasing cost advantage to those refineries with complex configurations that are able to process these crude oils.

  . Products meeting new and evolving fuel specifications will account for an increasing share of total fuel demand, which will benefit refiners possessing the capabilities to blend and process these boutique fuels.

  . The continuing consolidation in the refining industry will create attractive opportunities to acquire competitive refining capacity.

   For further detail on market trends, see "Business--Market Trends."

Competitive Strengths

   As a result of our transformation, we have developed the following strengths:

  . As a "pure-play" refiner, which is a refiner without crude oil exploration and production or retail sales operations, we are free to supply our products to markets having the greatest profit potential and focus our management attention and capital solely on refining.

  . Our Port Arthur, Texas and Lima, Ohio refineries are logistically well-located modern facilities of significant size and scope with access to a wide variety of crude oils and product distribution systems.

  . Our Port Arthur, Texas refinery has significant heavy sour crude oil processing capacity, giving us a cost advantage over other refiners that are not able to process high volumes of these less expensive crude oils.

  . We have a long-term heavy sour crude oil supply agreement with an affiliate of PEMEX, the Mexican state oil company, that contains a mechanism intended to provide us with a minimum average coker gross margin and to moderate fluctuations in coker gross margins.

  . We have an experienced and committed management team led by Thomas D. O'Malley, a refining industry veteran with a proven track record of growing businesses and shareholder value through acquisitions.

   For further detail on our competitive strengths, see "Business--Competitive Strengths."

Business Strategies

   Our goal is to be a premier independent refiner and supplier of unbranded petroleum products in the United States and to be an industry leader in growing shareholder value. We intend to accomplish this goal, grow our business, enhance earnings and improve our return on capital by executing the following strategies:

  . We intend to grow through timely and cost-effective acquisitions and by undertaking discretionary capital projects to improve, upgrade and potentially expand our Port Arthur and Lima refineries.

  . We will continue to promote excellence in safety and reliability at our operations.

  . We intend to create an organization in which employees are highly motivated to enhance earnings and improve return on capital.

   For further detail on our business strategies, see "Business--Business Strategies."

Risks Relating to Our Business

   As part of your evaluation of our company, you should take into account the risks we face in our business and not solely our outlook for the refining industry, our competitive strengths and our business strategies. For example, our position as a "pure-play" refiner exposes us to volatility in refining industry margins; our long-term heavy sour crude oil supply agreement renders us highly dependent upon that supply, which could be interrupted by events beyond the control of us or the supplier; and our strategy of growing through acquisitions and by undertaking discretionary capital projects involves many factors beyond our control. See "Risk Factors" for a more detailed discussion of factors you should carefully consider before deciding to invest in the notes.




Recent Development



   On November 26, 2002, Premcor Inc. announced that it had executed a definitive agreement with The Williams Companies, Inc. for the purchase of the Williams Memphis, Tennessee refinery and related supply and distribution assets. The purchase price for the assets is $315 million plus the value of petroleum inventories at closing, which are currently estimated at approximately $150 million. The agreement also contains an earn-out provision that may result in additional consideration of $75 million for Williams over a seven-year period, depending on the level of industry refining margins during that period.

   The Memphis refinery has a rated crude oil capacity of 190,000 bpd but typically processes 170,000 bpd. Associated assets include two truck-loading racks; three petroleum terminals in West Memphis, Arkansas, Collierville, Tennessee, and Memphis; supporting pipeline infrastructure that transports both crude oil and refined products; crude oil tankage at St. James, Louisiana; and an 80-megawatt cogeneration plant adjacent to the refinery.



   Completion of the acquisition is subject to the satisfaction of certain conditions, including regulatory approvals. The refinery will be purchased by PRG and financed with proceeds from debt and common stock offerings. Currently, Premcor Inc. anticipates that the financing will be roughly a 50/50 split between debt and equity. The acquisition is expected to close during the first quarter of 2003.




The Project Companies

   In 1999, in connection with the financing of the heavy oil upgrade project at our Port Arthur, Texas refinery, Premcor Inc. acquired 90% of the capital stock of Sabine River Holding Corp., a new entity formed to be the general partner of Port Arthur Coker Company L.P., or PACC, the entity created to own and lease the assets comprising the heavy oil processing facility. Sabine also owns 100% of the capital stock of Neches River Holding Corp., which was formed to be the 99% limited partner of PACC. PACC owns 100% of the capital stock of Port Arthur Finance Corp., or PAFC.

   PACC's portion of the heavy oil upgrade project, which we refer to as the coker project, included the construction of a heavy oil processing facility consisting of a new 80,000 barrel per stream day delayed coking unit, a 35,000 barrel per stream day hydrocracker, a 417 long tons per day sulfur complex and related assets. PRG's portion of the heavy oil upgrade project included upgrades to existing units and infrastructure, including improvements made to its crude oil distillation unit.

   To fund the coker project, PAFC issued $255 million aggregate principal amount of the notes, which were fully and unconditionally guaranteed by PACC, Sabine and Neches, entered into a $325 million secured bank senior loan agreement, of which we borrowed $287.4 million, and obtained a $75 million secured working capital facility. In February 2000, the working capital facility was reduced from $75 million to $35 million. The $40 million reduction, a portion of which had been outstanding in the form of a letter of credit to P.M.I. Comercio Internacional, S.A. de C.V., or PMI, an affiliate of PEMEX, to secure against a default by PACC under its long term oil supply agreement with PMI, was replaced by an insurance policy under which an affiliate of American International Group, Inc. agreed to insure PMI against a PACC default under the long term oil supply agreement up to a maximum liability of $40 million.

   In order to fulfill PACC's obligation to provide security to PMI for its obligation to pay for shipments under the long term crude oil supply agreement, PACC obtained from Winterthur International Insurance Company Limited an oil payment guaranty insurance policy in the amount of up to $150 million. In addition, PACC obtained a separate debt service reserve insurance policy with a maximum liability of $60 million from Winterthur, as a substitute for depositing cash in a debt service reserve account pursuant to the financing documents for the coker project.

   PACC began operation of the coker project in late 2000. The entire heavy oil upgrade project at the Port Arthur refinery, including the coker project, began operating at full design capacity in the second quarter of 2001 and achieved final completion in December 2001.

   PRG and PACC operate the Port Arthur refinery in accordance with the product purchase agreement, the service and supply agreement, facility, site and ground leases and other arm's length transactions entered into as part of the heavy oil upgrade project. Under these agreements, PRG leases its crude, vacuum and certain other ancillary units to PACC, but utilizes approximately 20%, or 50,000 bpd, of the crude distillation capacity of such units through a processing arrangement. PACC pays PRG a net quarterly lease fee for these units. PACC also pays PRG a fee for pipeline access and use of the refinery dock.

   PACC pays PRG a fee to cover the costs of certain services and supplies including employee, maintenance and energy costs. PRG, in turn, purchases all of PACC's production at fair market value. PACC's production consists primarily of intermediate feedstocks which are further processed by PRG into higher value finished products.

The Sabine Restructuring

   On June 6, 2002, we completed a series of transactions, referred to herein as the Sabine restructuring, that resulted in, among other things, all the senior secured debt of the Project Companies, other than the notes, being paid in full, all commitments under the working capital facility and insurance policies described above being terminated and the Project Companies becoming wholly owned subsidiaries of PRG. In connection with the Sabine restructuring, PRG fully and unconditionally guaranteed, on a senior unsecured basis, the payment obligations under the notes. The Sabine restructuring was permitted by the successful consent solicitation of holders of the notes.

   Our principal executive offices are located at 1700 E. Putnam Avenue, Suite 500, Old Greenwich, CT 06870 and our telephone number is (203) 698-7500.

                    Summary of Terms of the Exchange Offer

   References to "notes" in this prospectus are references to both the outstanding notes and the exchange notes.

   On June 6, 2002, PRG fully and unconditionally guaranteed the payment obligations under the notes on a senior unsecured basis. The PRG guarantee was issued in a private placement made in reliance on exemptions from the registration requirements of the Securities Act, resulting in the notes becoming subject to certain restrictions on transfer. In connection with the issuance of the PRG guarantee, PAFC, PACC, Sabine, Neches and PRG entered into a registration rights agreement with the indenture trustee in which we agreed to deliver to you this prospectus and PAFC agreed to complete the exchange offer within 270 days after the effectiveness date of the PRG guarantee. In the exchange offer, you are entitled to exchange your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except that:

  .   the exchange notes have been registered under the Securities Act,

  . the exchange notes are not entitled to all registration rights under the registration rights agreement, and

  . some of the contingent interest rate provisions of the registration rights agreement are no longer applicable.

The Exchange Offer.... PAFC is offering to exchange up to $250.665 million aggregate principal amount of exchange notes for up to $250.665 million aggregate principal amount of outstanding notes. Outstanding notes may be exchanged only in integral multiples of $1,000.

Resale................ Based on an interpretation by the staff of the Securities and Exchange
                       Commission, the Commission, set forth in no-action letters issued to third parties, we believe that the exchange notes issued in the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

                       .  you are acquiring the exchange notes in the ordinary course of your business;

                       .  you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of exchange notes; and

                       .  you are not an "affiliate" of PAFC within the meaning of Rule 405 of the Securities Act.

                       Each participating broker-dealer that receives exchange notes for its own account during the exchange offer in exchange for shares of outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Prospectus delivery requirements are discussed in greater detail in the section captioned "Plan of
                       Distribution."

                       Any holder of outstanding notes who:

                       .  is an affiliate of PAFC,

                       .  does not acquire exchange notes in the ordinary course of its business, or


                       .  tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes, cannot rely on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co.
                          Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date;
  Withdrawal of
  Tenders............. The expiration date of the exchange offer will be at 5:00 p.m., New York
                       City time, on January 3, 2003, or such later date and time to which PAFC extends it. A tender of outstanding notes in connection with the exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the
  Exchange Offer...... The exchange offer is subject to customary conditions, which PAFC may waive. Please read the section captioned "The Exchange Offer--
                       Conditions to the Exchange Offer" of this prospectus for more information regarding the conditions to the exchange offer.

Procedures for
  Tendering
  Outstanding Notes... If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding notes and any other required documents to the exchange agent at the address set forth on the cover page of the letter of transmittal.
                       If you hold outstanding notes through The Depository Trust Company,
                       DTC, and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

                       .  any exchange notes that you receive will be acquired in the ordinary course of your business;

                       .  you have no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

                       .  if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of the exchange notes; and

                       .  you are not an "affiliate," as defined in Rule 405 of the Securities Act, of
                          PAFC or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Special Procedures for
  Beneficial Owners...... If you are a beneficial owner of outstanding notes which are not registered in your name, and you wish to tender outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder.

Guaranteed Delivery
  Procedures............. If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under
                          DTC's Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under "The Exchange Offer--
                          Guaranteed Delivery Procedures."

Consequences of Failure
  to Exchange............ All untendered outstanding notes will continue to be subject to the restrictions on transfer provided for in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except in compliance with an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, PAFC does not currently anticipate that it will register the outstanding notes under the Securities Act.

U.S. Federal Income Tax
  Considerations......... The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.
                          Please read the section of this prospectus captioned "U.S. Federal Income
                          Tax Consequences of the Exchange Offer" for more information on tax consequences of the exchange offer.

Use of Proceeds.......... PAFC will not receive any cash proceeds from the issuance of exchange notes in the exchange offer.

Exchange Agent........... HSBC Bank USA is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned "Exchange Offer--Exchange Agent" of this prospectus.

                    Summary of Terms of the Exchange Notes

Issuer................... PAFC.

Guarantors............... Each of PRG, Sabine, Neches and PACC have unconditionally guaranteed, on a joint and several basis, all the obligations of PAFC under the outstanding notes and will unconditionally guarantee, on a joint and several basis, all the obligations of PAFC under the exchange notes.

Securities Offered....... $250.665 million in principal amount of 12.50% senior secured notes due
                          2009. PAFC issued $255 million in principal amount of the outstanding notes and repaid 1.7%, or $4.33 million, of the principal amount of the outstanding notes on July 15, 2002. As of the date of this prospectus,
                          $250.655 million aggregate principal amount of the outstanding notes are outstanding.

Maturity Date............ January 15, 2009.

Interest Payment Dates... January 15 and July 15 of each year.

Scheduled Principal       PAFC is required to pay principal of the notes on each January 15 and
  Payments............... July 15, as follows:

                                         Percentage of Principal
               Payment Date                  Amount Payable
               ------------              -----------------------
               July 15, 2002............           1.70%
               January 15, 2003.........           1.70%
               July 15, 2003............           4.10%
               January 15, 2004.........           4.10%
               July 15, 2004............           6.00%
               January 15, 2005.........           6.00%
               July 15, 2005............           9.10%
               January 15, 2006.........           9.10%
               July 15, 2006............           9.10%
               January 15, 2007.........           9.10%
               July 15, 2007............           7.90%
               January 15, 2008.........           7.90%
               July 15, 2008............          12.10%
               January 15, 2009.........          12.10%

Initial Average Life
  of the Notes........... Approximately 7.0 years

Form and Denomination.... PAFC will issue the exchange notes in global form in minimum denominations of $100,000 or any integral multiple of $1,000 in excess of
                          $100,000.

Ranking.................. The notes:
                          .  are senior secured indebtedness;
                          .  are equivalent in right of payment to any future senior indebtedness; and
                          .  rank senior to any subordinated indebtedness.


Collateral............. Payment of the outstanding notes is, and the exchange notes when issued will be, secured by security interests in certain of the assets of the Project
                        Companies, including those described under the heading "Description of
                        Our Principal Financing Documents--Amended and Restated Common
                        Security Agreement--Scope and Nature of the Security Interests." The
                        collateral securing the notes does not include PACC's crude oil inventory, refined or intermediate products or any proceeds of the foregoing that are cash or cash equivalents.

Collateral Sharing..... The collateral may be shared equally and ratably with any replacement senior lenders or any lenders of additional senior debt in the manner described in "Description of Our Principal Financing Documents--
                        Amended and Restated Common Security Agreement."

Redemption at our
  Option............... PAFC may choose to redeem some or all of the notes at any time, without the consent of noteholders, at a redemption price equal to:

                        .  100% of the unpaid principal amount of notes being redeemed, plus

                        .  accrued and unpaid interest, if any, on the notes being redeemed, up to but excluding the date of redemption, plus

                        .  a make-whole premium which is based on the rates of treasury securities with average lives comparable to the average life of the remaining schedule payments of principal of the notes plus 75 basis points.

Mandatory Redemption... If PAFC receives specified mandatory prepayment proceeds, including specified insurance and other recovery proceeds from casualty events, condemnation compensation and late payments to the extent not needed for payments of interest, and buy down payments from Foster Wheeler
                        USA, it will be required to use such proceeds to redeem the notes. The redemption price for the notes will be equal to:

                        .  100% of the unpaid principal amount of notes being redeemed, plus

                        .  accrued but unpaid interest, if any, on the notes being redeemed, up to but excluding the date of redemption.

Amended and Restated
  Common Security
  Agreement............ PAFC, PRG, Sabine, Neches and PACC have entered into an amended and restated common security agreement with the collateral trustee, the indenture trustee and the depositary bank. The amended and restated
                        common security agreement sets forth common covenants, events of defaults and remedies and a common security package for the benefit of the noteholders and any future lenders of additional or replacement senior debt to PACC. The amended and restated common security agreement also contains restrictions on PACC's ability to incur additional or replacement senior debt. The terms of the amended and restated common security agreement are discussed in "Description of Our Principal
                        Financing Documents--Amended and Restated Common Security
                        Agreement."

               Summary Consolidated Financial Information of PRG


   The following table presents summary financial and other data about PRG, the ultimate parent guarantor of the notes. The summary statement of earnings and cash flows data for the years ended December 31, 1999, 2000 and 2001 are derived from PRG's audited consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus. The summary statement of earnings and cash flows data set forth below for the nine months ended September 30, 2001 and 2002 and the balance sheet data as of September 30, 2002 are derived from our unaudited consolidated condensed financial statements, including the notes thereto, appearing elsewhere in this prospectus. The historical earnings, cash flows and balance sheet data referred to above have been restated to give retroactive effect to the contribution by Premcor Inc. of the Sabine common stock to PRG. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements, including the notes thereto, appearing elsewhere in this prospectus.



                                                                                                  Nine Months
                                                                Year Ended December 31,       Ended September 30,
                                                            -------------------------------  --------------------
                                                               1999       2000       2001       2001       2002
                                                            ---------  ---------  ---------  ---------  ---------
                                                                        (in millions, except as noted)
Statements of operations data:
   Net sales and operating revenues........................ $ 4,520.3  $ 7,301.7  $ 6,417.5  $ 5,170.9  $ 4,807.1
   Cost of sales...........................................   4,102.0    6,564.1    5,253.2    4,135.0    4,346.5
                                                            ---------  ---------  ---------  ---------  ---------
   Gross margin............................................     418.3      737.6    1,164.3    1,035.9      460.6
   Operating expenses......................................     402.0      466.7      466.9      355.3      337.6
   General and administrative expenses.....................      51.4       52.7       63.1       45.1       40.5
   Stock option compensation expense.......................        --         --         --         --        9.9
   Depreciation and amortization (1).......................      63.0       71.7       91.9       67.7       64.9
   Inventory recovery from market write-down...............    (105.8)        --         --         --         --
   Refinery restructuring and other charges................        --         --      176.2      176.2      168.7
                                                            ---------  ---------  ---------  ---------  ---------
   Operating income (loss).................................       7.7      146.5      366.2      391.6     (161.0)
   Interest expense and finance income, net (2)............     (72.3)     (64.3)    (122.3)     (93.1)     (72.9)
   Gain (loss) on extinguishment of long-term debt (3).....        --         --        0.8        0.8       (9.3)
   Income tax (provision) benefit..........................      16.2        2.2      (73.0)     (97.4)      92.7
   Minority interest.......................................       1.4       (0.6)     (12.8)     (12.4)       1.7
                                                            ---------  ---------  ---------  ---------  ---------
   Income (loss) from continuing operations................     (47.0)      83.8      158.9      189.5     (148.8)
   Discontinued operations, net of taxes (4)...............      32.3         --      (18.0)      (8.5)        --
                                                            ---------  ---------  ---------  ---------  ---------
   Net income (loss)....................................... $   (14.7) $    83.8  $   140.9  $   181.0  $  (148.8)
                                                            =========  =========  =========  =========  =========
Cash flow and other data:
   Cash flows from operating activities.................... $   105.4  $   141.4  $   440.0  $   383.1  $   (31.1)
   Cash flows from investing activities....................    (316.3)    (375.3)    (153.4)     (99.0)     (91.8)
   Cash flows from financing activities....................     348.4      200.1      (55.3)     (57.8)    (251.8)
   EBITDA (5)..............................................      70.7      218.2      458.1      459.3      (96.1)
   Adjusted EBITDA (6).....................................     (35.1)     218.2      634.3      635.5       72.6
   Ratio of earnings to fixed charges (7)..................        --       1.14       2.64       3.64         --

   Capital expenditures
   Expenditures for Port Arthur heavy oil upgrade project.. $   387.6  $   346.0  $    19.0  $     8.6  $      --
   Other expenditures for property, plant and equipment....      50.6       44.7       75.5       49.2       64.1
                                                            ---------  ---------  ---------  ---------  ---------
   Total expenditures for property, plant and equipment.... $   438.2  $   390.7  $    94.5  $    57.8  $    64.1
   Expenditures for turnaround............................. $    77.9  $    31.5  $    49.2  $    41.3  $    33.4
Key operating statistics:
   Production (000 barrels per day)........................     460.5      477.3      463.4      459.6      454.8
   Crude oil throughput (000 barrels per day)..............     451.7      468.0      439.7      438.8      432.4
   Per barrel of crude oil throughput ($ per barrel)
    Gross margin........................................... $    2.54  $    4.31  $    7.25  $    8.65  $    3.90
    Operating expenses.....................................      2.44       2.72       2.91       2.97       2.86

                                                                        As of
                                                                  September 30, 2002
                                                                  ------------------
                                                                    (in millions)
Balance sheet data:
   Cash, cash equivalents and short-term investments.............      $  109.5
   Working capital...............................................         219.6
   Total assets..................................................       2,260.2
   Long-term debt................................................         869.6
   Stockholder's equity..........................................         589.0

--------
(1) Amortization includes amortization of turnaround costs. However, this may not be permitted under GAAP for fiscal years beginning after June 15, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Standards--New and Proposed Accounting Standards."

(2) Interest expense and finance income, net, includes amortization of debt issuance costs of $7.3 million, $11.8 million, $14.3 million, $10.5 million and $9.3 million for the years ended December 31, 1999, 2000, 2001, and for the nine months ended September 30, 2001 and 2002, respectively. Interest expense and finance income, net, also includes interest on all indebtedness, net of capitalized interest and interest income.

(3) In the second quarter of 2002, we elected the early adoption of SFAS No. 145 and, accordingly, have included the gain (loss) on extinguishment of long-term debt in "Income from continuing operations" as opposed to as an extraordinary item, net of taxes, below "Income from continuing operations" in our Statement of Operations. We have accordingly restated our statement of operations and statement of cash flows for the year 2001.

(4) Discontinued operations is net of an income tax provision of $20.6 million and an income tax benefit of $11.5 million and $5.5 million for the years ended December 31, 1999 and 2001 and for the nine months ended September 30, 2001, respectively.

(5) Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a commonly used non-GAAP financial measure but should not be construed as an alternative to operating income or net income as an indicator of our performance, or as an alternative to cash flows from operating activities, investing activities or financing activities as a measure of liquidity, in each case as such measures are determined in accordance with generally accepted accounting principles, or GAAP. EBITDA is presented because we believe that it is a useful indicator of a company's ability to incur and service debt. EBITDA, as we calculate it, may not be comparable to similarly-titled measures reported by other companies.

(6) Adjusted EBITDA represents EBITDA excluding inventory recovery from market write-down of $105.8 million in 1999, and refinery restructuring and other charges of $176.2 million, $176.2 million, and $168.7 million in 2001 and for the nine months ended September 30, 2001 and 2002, respectively. The $176.2 million charge in the full year of 2001 and in the nine months ended September 30, 2001 included $167.2 million related to the closure of our Blue Island refinery. The $168.7 million recorded for the nine months ended September 30, 2002 included $137.4 million related to the shutdown of the Hartford refinery. Adjusted EBITDA is presented because we believe it is a useful indicator to our investors of our ability to incur and service debt based on our ongoing operations. Adjusted EBITDA should not be considered by investors as an alternative to operating income or net income as an indicator of our performance, nor as an alternative to cash flows from operating activities, investing activities or financing activities as a measure of liquidity. Because all companies do not calculate EBITDA identically, this presentation of adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or other similarly-titled measures of other companies.


(7) The ratio of earnings to fixed charges is calculated by dividing earnings from continuing operations before income taxes and minority interest, as adjusted, by fixed charges. Earnings from continuing operations before income taxes and minority interest is adjusted to reflect only distributed earnings of investments accounted for under the equity method, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest on indebtedness, including amortization of discount and debt issuance costs and capitalized interest, and one-third of rental and lease expense, the approximate portion representing interest. As a result of losses, earnings were insufficient to cover fixed charges by $87.2 million and $245.5 million for the year ended December 31, 1999, and the nine months ended September 30, 2002, respectively.

                                 RISK FACTORS

   An investment in our notes involves risk. You should consider carefully, in addition to the other information contained in this prospectus, the following risk factors before deciding to invest in the notes.

Risks Related to our Business and our Industry

  Volatile margins in the refining industry may negatively affect our future operating results and decrease our cash flow:

   Our financial results are primarily affected by the relationship, or margin, between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire our feedstocks and the price at which we can ultimately sell refined products depend upon a variety of factors beyond our control. Historically, refining margins have been volatile, and they are likely to continue to be volatile in the future. Future volatility may negatively affect our results of operations, since the margin between refined product prices and feedstock prices may decrease below the amount needed for us to generate net cash flow sufficient for our needs.

   Specific factors, in no particular order, that may affect our refining margins include:

  . accidents, interruptions in transportation, inclement weather or other events that cause unscheduled shutdowns or otherwise adversely affect our plants, machinery, pipelines or equipment, or those of our suppliers or customers;

  . changes in the cost or availability to us of transportation for feedstocks and refined products;

  . failure to successfully implement our planned capital projects or to realize the benefits expected for those projects;

  . changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;

  . rulings, judgments or settlements in litigation or other legal matters, including unexpected environmental remediation or compliance costs at our facilities in excess of any reserves, and claims of product liability; and

  . aggregate refinery capacity in our industry to convert heavy sour crude oil into refined products.

   Other factors that may affect our margins, as well as the margins in our industry in general, include, in no particular order:

  .   domestic and worldwide refinery overcapacity or undercapacity;

  . aggregate demand for crude oil and refined products, which is influenced by factors such as weather patterns, including seasonal fluctuations, and demand for specific products such as jet fuel, which may themselves be influenced by acts of God, nature and acts of terrorism;

  . domestic and foreign supplies of crude oil and other feedstocks and domestic supply of refined products, including from imports;

  . the ability of the members of the Organization of Petroleum Exporting Countries, or OPEC, to maintain oil price and production controls;

  . political conditions in oil producing regions, including the Middle East, Africa and Latin America;

  .   refining industry utilization rates;

  .   pricing and other actions taken by competitors that impact the market;

  .   price, availability and acceptance of alternative fuels;

  . adoption of or modifications to federal, state or foreign environmental, taxation and other laws and regulations;

  .   price fluctuations in natural gas; and

  .   general economic conditions.


  A significant interruption or casualty loss at either of our refineries could reduce our production, particularly if not fully covered by our insurance



   Our business consists of owning and operating two refineries. As a result, our operations could be subject to significant interruption if either of our refineries were to experience a major accident, be damaged by severe weather or other natural disaster, or otherwise be forced to shut down. Any such shutdown would reduce the production from that refinery. For example, in May 2001, a lightning strike at Port Arthur forced us to reduce our Port Arthur refinery's throughput at the crude unit by approximately 20,000 bpd and resulted in a ten-day shutdown of the crude unit for repair in July 2001. There is also risk of mechanical failure and equipment shutdowns. Further, in such situations, undamaged refinery processing units may be dependent on or interact with damaged sections of our refineries and, accordingly, are also subject to being shut down. For example, in February 2002, we shut down the coker unit at our Port Arthur refinery for ten days for unplanned maintenance and, as a result of the shutdown, we reduced crude throughput and throughput to some of the downstream units for that ten-day period. In the event any of our refineries is forced to shut down for a significant period of time, it would have a material adverse effect on our earnings, our other results of operations and our financial condition as a whole. Furthermore, if any of the above events were not fully covered by our insurance, it could have a material adverse effect on our earnings, our other results of operations and our financial condition.


  Disruption of our ability to obtain crude oil could reduce our margins and our other results of operations.

   Although we have one long-term crude oil supply contract, the majority of our crude oil supply is acquired under short-term contractual arrangements or in the spot market. Our short-term crude oil supply contracts are terminable on one to three months' notice. Further, a significant portion of our feedstock requirements is supplied from Latin America, Africa and the Middle East (including Iraq), and we are subject to the political, geographic and economic risks attendant to doing business with suppliers located in those regions. For example, on April 8, 2002 Iraq announced that it was halting all oil exports for a 30-day period. In the event that one or more of our supply contracts is terminated, we may not be able to find alternative sources of supply. If we are unable to obtain adequate crude oil volumes or are only able to obtain such volumes at unfavorable prices, our margins and our other results of operations could be materially adversely affected.

  Our Port Arthur refinery is highly dependent upon a PEMEX affiliate for its supply of heavy sour crude oil, which could be interrupted by events beyond the control of PEMEX.

   Currently, we source approximately 80% of our Port Arthur refinery's crude oil from P.M.I. Comercio Internacional, S.A. de C.V., or PMI, an affiliate of PEMEX, the Mexican state oil company. Therefore, a large proportion of our crude oil needs is influenced by the adequacy of PEMEX's crude oil reserves, the estimates of which are not precise and are subject to revision at any time. In the event that PEMEX's affiliate were to terminate our crude oil supply agreement or default on its supply obligations, we would need to obtain heavy sour crude oil from another supplier and would lose the potential benefits of the coker gross margin support mechanism contained in the supply agreement. Alternative supplies of crude oil may not be available or may not be on terms as favorable as those negotiated with PEMEX's affiliate. In addition, the processing of oil supplied by a third party may require changes to the configuration of our Port Arthur refinery, which could require significant unbudgeted capital expenditures.

   Furthermore, the obligation of PEMEX's affiliate to deliver heavy sour crude oil under the agreement may be delayed or excused by the occurrence of conditions and events beyond the reasonable control of PEMEX, such as:

  .   extreme weather-related conditions;

  .   production or operational difficulties and blockades;

  . embargoes or interruptions, declines or shortages of supply available for export from Mexico, including shortages due to increased domestic demand and other national or international political events; and

  . certain laws, changes in laws, decrees, directives or actions of the government of Mexico.

The government of Mexico may direct a reduction in our supply of crude oil, so long as that action is taken in common with proportionately equal supply reductions under its long-term crude oil supply agreements with other parties and the amount by which it reduces the quantity of crude oil to be sold to us shall first be applied to reduce quantities of crude oil scheduled for sale and delivery to our Port Arthur refinery under any other crude oil supply agreement with us or any of our affiliates. Mexico is not a member of OPEC, but in 1998 it agreed with the governments of Saudi Arabia and Venezuela to reduce Mexico's exports of crude oil by 200,000 bpd. In March 1999, Mexico further agreed to cut exports of crude oil by an additional 125,000 bpd. As a consequence, during 1999, PEMEX reduced its supply of oil under some oil supply contracts by invoking an excuse clause based on governmental action similar to one contained in our long-term crude oil supply agreement. It is possible that PEMEX could reduce our supply of crude oil by similarly invoking the excuse provisions in the future.

  Competitors who produce their own supply of feedstocks, have extensive retail outlets, make alternative fuels or have greater financial resources than we do may have a competitive advantage over us.

   The refining industry is highly competitive with respect to both feedstock supply and refined product markets. We compete with numerous other companies for available supplies of crude oil and other feedstocks and for outlets for our refined products. We are not engaged in the petroleum exploration and production business and therefore do not produce any of our crude oil feedstocks. We do not have a retail business and therefore are dependent upon others for outlets for our refined products. Many of our competitors, however, obtain a significant portion of their feedstocks from company-owned production and have extensive retail outlets. Competitors that have their own production or extensive retail outlets, with brand-name recognition, are at times able to offset losses from refining operations with profits from producing or retailing operations, and may be better positioned to withstand periods of depressed refining margins or feedstock shortages. A number of our competitors also have materially greater financial and other resources than we possess. These competitors have a greater ability to bear the economic risks inherent in all phases of the refining industry. In addition, we compete with other industries that provide alternative means to satisfy the energy and fuel requirements of our industrial, commercial and individual consumers. If we are unable to compete effectively with these competitors, both within and outside of our industry, our financial condition and results of operations, as well as our business prospects, could be materially adversely affected.

  Our substantial indebtedness may limit our financial flexibility.


   Our substantial indebtedness has significantly affected our financial flexibility historically and may significantly affect our financial flexibility in the future. As of September 30, 2002, we had total consolidated long-term debt, including current maturities, of $885.2 million and cash, short-term investments and cash restricted for debt service of $161.4 million. As of September 30, 2002, we had stockholder's equity of $589.0 million, resulting in a total long-term debt to total capital ratio of 60%. We may also incur additional indebtedness in the future, although our ability to do so will be restricted by the terms of our existing indebtedness. We are currently evaluating several refinery acquisitions, some of which may be significant. Any significant acquisition would require us to incur additional indebtedness in order to finance all or a portion of such acquisition. The level of our indebtedness has several important consequences for our future operations, including that:


  . a significant portion of our cash flow from operations will be dedicated to the payment of principal of, and interest on, our indebtedness and will not be available for other purposes;

  . covenants contained in our existing debt arrangements require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

  . our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be limited;

  . we may be at a competitive disadvantage to those of our competitors that are less leveraged; and

  .   we may be more vulnerable to adverse economic and industry conditions.

  Restrictive covenants in our debt instruments limit our ability to move funds and assets among our subsidiaries and may limit our ability to undertake certain types of transactions.

   Various covenants in our and our subsidiaries' debt instruments and other financing arrangements may restrict our and our subsidiaries financial flexibility in a number of ways. Our indebtedness subjects us to significant financial and other restrictive covenants, including restrictions on our ability to incur additional indebtedness, place liens upon assets, pay dividends or make certain other restricted payments and investments, consummate certain asset sales or asset swaps, enter into certain transactions with affiliates, make certain payments to Premcor USA Inc., enter into sale and leaseback transactions, conduct businesses other than their current businesses, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. Some of the debt instruments also require us and our subsidiaries to satisfy or maintain certain financial condition tests. Our ability and the ability of our subsidiaries to meet these financial condition tests can be affected by events beyond our control and we may not meet such tests.

  We have significant principal payments under our indebtedness coming due in the next several years; we may be unable to repay or refinance such indebtedness.


   We have significant principal payments due under our debt instruments. As of September 30, 2002, we are required to make the following principal payments on our long-term debt: $0.7 million in the remainder of 2002; $46.0 million in 2003; $234.5 million in 2004; $38.5 million in 2005; $46.4 million in 2006;
$318.4 million in 2007; and $201.9 million in the aggregate thereafter. We are currently evaluating several refinery acquisitions, some of which may be significant. Any significant acquisition would require us to incur additional indebtedness in order to finance all or a portion of such acquisition, and therefore may increase our principal payments coming due in the next several years.


   Our ability to meet our principal obligations will be dependent upon our future performance, which in turn will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business may not continue to generate sufficient cash flow from operations to repay our substantial indebtedness. If we are unable to generate sufficient cash flow from operations, we may be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially acceptable terms, or at all.

  Compliance with, and changes in, environmental laws could adversely affect our results of operations and our financial condition.

   We are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention, remediation of contaminated sites and the characteristics and composition of gasoline and diesel fuels. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws and regulations and permits can often require expensive pollution control equipment or operational changes to limit impacts or potential impacts on the environment and/or health and safety. A violation of these laws and regulations or permit conditions can result in substantial fines, criminal sanctions, permit revocations and/or facility shutdowns. Compliance with environmental laws and regulations significantly contributes to our operating costs. In addition, we have made and expect to make substantial capital expenditures on an ongoing basis to comply with environmental laws and regulations.

   In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional unforeseen expenditures. These expenditures or costs for environmental compliance could have a material adverse effect on our financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Cash Flows from Investing Activities." For example, the United States Environmental Protection Agency, or EPA, has promulgated new regulations under the federal Clean Air Act that establish stringent sulfur content specifications for gasoline and low-sulfur highway, or "on-road" diesel fuel designed to reduce air emissions from the use of these products.


   In February 2000, the EPA promulgated the Tier 2 Motor Vehicle Emission Standards Final Rule for all passenger vehicles mandating that the average sulfur content of gasoline for highway use produced at any refinery not exceed 30 parts per million, or ppm, during any calendar year by January 1, 2006 with a phase in of these requirements beginning on January 1, 2004. We currently expect to produce gasoline under the new sulfur standards at the Port Arthur refinery prior to January 1, 2004 and, as a result of the corporate pool averaging provisions of the regulations, will not be required to meet the new sulfur standards at the Lima refinery until July 1, 2004, a six month deferral. A further delay in the requirement to meet the new sulfur standards at the Lima refinery through 2005 may be possible through the purchase of sulfur allotments and credits which arise from a refiner producing gasoline with a sulfur content below specified levels prior to the end of 2005, the end of the phase-in period. There is no assurance that sufficient allotments or credits to defer investment at the Lima refinery will be available, or if available, at what cost. We believe, based on current estimates and on a January 1, 2004 compliance date for both the Port Arthur and Lima refineries, that compliance with the new Tier 2 gasoline specifications will require capital expenditures for the Lima and Port Arthur refineries in the aggregate through 2005 of approximately $255 million. More than 95% of the total investment to meet the Tier 2 gasoline specifications is expected to be incurred during 2002 through 2004, with the greatest concentration of spending occurring in 2003.



   In January 2001, the EPA promulgated its on-road diesel regulations which will require a 97% reduction in the sulfur content of diesel fuel sold for highway use by June 1, 2006, with full compliance by January 1, 2010. Regulations for off-road diesel requirements are pending. We estimate capital expenditures in the aggregate through 2006 required to comply with the diesel standards at our Port Arthur and Lima refineries of approximately $245 million. More than 95% of the projected investment is expected to be incurred during 2004 through 2006 with the greatest concentration of spending occurring in 2005. Since the Lima refinery does not currently produce diesel fuel to on-road specifications, we are considering an acceleration of the low-sulfur diesel investment at the Lima refinery in order to capture this incremental product value. If the investment is accelerated, production of the low-sulfur fuel is possible by the first quarter of 2005. See "Business--Environmental Matters--Environmental Compliance--Fuel Regulations."



   In addition, on April 11, 2002, the EPA promulgated regulations to implement Phase II of the petroleum refinery Maximum Achievable Control Technology rule under the federal Clean Air Act, referred to as MACT II, which regulates emissions of hazardous air pollutants from certain refinery units. We expect to spend approximately $45 million over the next three years, with the greatest concentration of spending evenly spread out over 2003 and 2004.


  Environmental clean-up and remediation costs of our sites and associated litigation could decrease our net cash flow, reduce our results of operations and impair our financial condition.

   We are subject to liability for the investigation and clean-up of environmental contamination at each of the properties that we own or operate, at certain properties we formerly owned or operated and at off-site locations where we arranged for the disposal of hazardous substances. We are involved in several proceedings relating to our liability for the investigation and clean-up of such sites. We may become involved in further litigation or other proceedings. If we were to be held responsible for damages in any existing or future litigation or proceedings, such costs may not be covered by insurance and may be material. For example, there is extensive contamination at our Port Arthur refinery site and contamination at our Lima refinery site. Chevron Products Company, the former owner of the Port Arthur refinery, has retained environmental remediation obligations regarding pre-closing contamination for all areas of the refinery except those under or within 100 feet of active processing units, and BP has retained liability for environmental costs relating to operations of, or associated with, the Lima refinery site prior to our acquisition of that facility. However, if either of these parties fails to satisfy its obligations for any reason, or if significant liabilities arise in the areas in which we assumed liability, we may become responsible for the remediation. If we are forced to assume liability for the cost of this remediation or other remediation relating to our current or former facilities, such liability could have a material adverse effect on our financial condition.

   In connection with our sale of certain retail properties and product terminals in 1999, we agreed to indemnify the purchasers for certain environmental conditions arising during our ownership and operation of these assets. Clean-up costs may exceed our estimates, which could, in turn, have a material adverse effect on our results of operations or financial condition.

   In addition, we may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances, such as asbestos and benzene, at or from our facilities. We may also face liability for personal injury, property damage, natural resource damage or clean-up costs for the alleged migration of contamination or hazardous substances from our facilities. A significant increase in the number or success of these claims could materially adversely affect our results of operations or financial condition. See "Business--Environmental Matters" and "Business--Legal Proceedings."

  We have additional capital needs for which our internally generated cash flows may not be adequate; we may have insufficient liquidity to meet those needs.


   In addition to the capital expenditures we will make to comply with Tier 2 gasoline standards, on-road diesel regulations and MACT II regulations, we have additional short-term and long-term capital needs. Our short-term working capital needs are primarily crude oil purchase requirements, which fluctuate with the pricing and sourcing of crude oil. Our internally generated cash flows and availability under our working capital facilities may not be sufficient to meet these needs. We also have significant long-term needs for cash. We estimate that mandatory capital and turnaround expenditures, excluding the non-recurring capital expenditures required to comply with Tier 2 gasoline standards, on-road diesel regulations and MACT II regulations described above, will be approximately $100 million per year from 2002 through 2006. Our internally generated cash flows may not be sufficient to support such capital expenditures.


  We have had limited operating experience with the new coker unit and other equipment constructed as part of the heavy oil upgrade project at our Port Arthur refinery and we may experience an interruption of our coker operations.

   Although we completed construction of the heavy oil processing facility at our Port Arthur refinery in December 2000 and commenced operation of the facility in the first quarter of 2001, we have a limited operating history associated with the newly constructed facility and related equipment. Therefore, we cannot be sure that the facility will continue to operate as designed or that it will be integrated effectively with the rest of the units and equipment at our Port Arthur refinery. Failure of the facility to operate successfully could have a material adverse impact on our earnings, our other results of operations and our financial condition.

  We may not be able to implement successfully our business strategies.

   One of our business strategies is to implement a number of discretionary capital expenditure projects designed to increase the productivity and profitability of our refineries. Many factors beyond our control may prevent or hinder our implementation of some or all of these projects, including compliance with or liability under environmental regulations, a downturn in refining margins, technical or mechanical problems, lack of availability of capital and other factors. Failure to successfully implement these profit-enhancing strategies may adversely affect our business prospects and competitive position in the industry.

   A substantial portion of our growth over the last several years has been attributed to acquisitions. A principal component of our strategy going forward is to continue to selectively acquire refining assets in order to increase cash flow and earnings. Our ability to do so will be dependent upon a number of factors, including our ability to identify acceptable acquisition candidates, consummate acquisitions on favorable terms, successfully integrate acquired businesses and obtain financing to support our growth and many factors beyond our control. We may not be successful in implementing our acquisition strategy and, even if implemented, such strategy may not improve our operating results. In addition, the financing of future acquisitions may require us to incur additional indebtedness, which could limit our financial flexibility, or to issue additional equity, which could result in further dilution of the ownership interest of existing shareholders.

  A substantial portion of our workforce is unionized and we may face labor disruptions that would interfere with our refinery operations.


   As of November 15, 2002, we employed 1,413 people, approximately 60% of whom were covered by collective bargaining agreements. In October 2002, approximately 300 positions were terminated at our Hartford refinery in relation to its closure. The collective bargaining agreement covering employees at our Port Arthur refinery expires in January 2006 and the agreement covering employees at our Lima refinery expires in April 2006. Our relationships with the relevant unions have been good and we have never experienced a work stoppage as a result of labor disagreements; however, we cannot assure you that this situation will continue. A labor disturbance at any of our refineries could have a material adverse effect on that refinery's operations.


  We have not fully developed or implemented a disaster recovery plan for our information systems, which could adversely affect business operations should a major physical disaster occur.

   We are dependent upon functioning information systems to conduct business. A system failure or malfunction may result in an inability to process transactions or lead to a disruption of operations. Although we regularly backup our programs and data, we do not currently have a comprehensive disaster recovery plan providing a hot site facility for immediate system recovery should a major physical disaster occur at our general office, our executive office or at one of our refineries. A comprehensive disaster recovery plan is currently being developed, with completion targeted in 2003. Those areas generating the greatest operating and financial exposure are being addressed first.

Risks Related to this Offering

  There is no existing market for the exchange notes, and we cannot assure you that an active trading market will develop for the exchange notes or that you will be able to sell your exchange notes.


   There is no existing market for the exchange notes, and there can be no assurance as to the liquidity of any markets that may develop for the exchange notes, your ability to sell your exchange notes or the prices at which you would be able to sell your exchange notes. Future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. The initial purchasers of the outstanding notes are not obligated to make a market in the exchange notes and any market making by them may be discontinued at any time without notice. We do not intend to apply for a listing of the exchange notes on any securities exchange or on any automated dealer quotation system.

   Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the exchange notes will be subject to disruptions. Any such disruptions may have a negative effect on you, as a holder of the exchange notes, regardless of our prospects and financial performance.

  If you choose not to exchange your outstanding notes, the present transfer restrictions will remain in force and the market price of your outstanding notes could decline.

   If you do not exchange your outstanding notes for exchange notes under the exchange offer, then you will continue to be subject to the existing transfer restrictions on the outstanding notes resulting from the private placement of the PRG guarantee. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to "Prospectus Summary--Summary of the Exchange Offer" and "The Exchange Offer" for information about how to tender your outstanding notes.

   The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes outstanding, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to a reduction in liquidity.

                          FORWARD-LOOKING STATEMENTS

   Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements based on current expectations, estimates, forecasts and projections, beliefs and assumptions made by management. You can identify these forward-looking statements by the use of words like "strategy," "expects," "plans," "believes," "will," "estimates," "intends," "projects," "goals," "targets" and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

   Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. Important factors that could cause actual results to differ materially from those contained in our forward-looking statements include those discussed under "Risk Factors--Risks Related to our Business and our Industry." Because of these uncertainties and others, you should not place undue reliance on our forward-looking statements.

                           THE SABINE RESTRUCTURING

   The following chart summarizes the corporate structure of Premcor Inc. and its affiliates immediately prior to the Sabine restructuring:

                                  [FLOW CHART]

   The consummation of the Sabine restructuring resulted in all the senior secured debt of PACC, other than the notes, being paid in full, all commitments under its working capital facility and insurance policies being terminated and the Project Companies becoming wholly owned direct or indirect subsidiaries of PRG. The following is a description of the steps which were implemented to consummate the Sabine restructuring. The Sabine restructuring was permitted by the successful consent solicitation of holders of the notes.

  Premcor Equity Contribution to Project Companies


   Premcor Inc. contributed $225.6 million in proceeds from its May 2002 initial public offering of common stock, or the Premcor IPO, to Sabine, which in turn contributed 99% of the proceeds to Neches and 1% to PACC. Neches, in turn, contributed the proceeds to PACC, and PACC, in turn, contributed its 100% share of the proceeds to PAFC.


  Prepayment of Bank Loans and Termination of Working Capital Facility, Winterthur Oil Payment and Debt Service Reserve Insurance Policies and AIG Breach of Contract Insurance Policy

   PAFC used the proceeds from the equity contribution to prepay 100% of the outstanding principal and interest on the term loans under its senior bank loan agreement. All commitments under the senior bank loan agreement, working capital facility, Winterthur oil payment and debt service reserve insurance policies and AIG breach of contract insurance policy were terminated and all related guarantees were released.

  Amendments to Financing Documents

   PACC, Sabine, Neches, PAFC and PRG entered into amendments to the common security agreement, transfer restrictions agreement and indenture governing the notes and the governing documents of PACC, Sabine, Neches and PAFC were amended to permit the restructuring.

  Exchange of Minority Interest in Sabine for Shares of Premcor Inc.

   Occidental's 10% interest in Sabine, which consisted of 681,818 shares of Sabine common stock, par value $0.01 per share, were exchanged for 1,363,636 newly issued shares of Premcor Inc. common stock, par value $0.01 per share, and Sabine became a direct, wholly owned subsidiary of Premcor Inc.

  Distribution by Project Companies to Premcor Inc.

   PACC distributed $141.4 million of its existing cash to Neches and Sabine, Neches made a distribution to Sabine, and Sabine distributed all $141.4 million to Premcor Inc. such that Premcor Inc.'s net contribution to Sabine equaled $84.2 million.

  Contribution of Sabine to PRG

   Premcor Inc. contributed its 100% ownership interest in Sabine to Premcor USA, which in turn contributed it to PRG. As a result, Sabine became a direct, wholly owned subsidiary of PRG.

   The following chart summarizes the current corporate structure of Premcor Inc. and its affiliates as a result of the Sabine restructuring:

                                   [FLOW CHART]

                                USE OF PROCEEDS

   PAFC will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, PAFC will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in the capitalization of PAFC.

                                CAPITALIZATION


   The following table sets forth our consolidated capitalization as of September 30, 2002. This table should be read in conjunction with our consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.



                                                                      As of
                                                                September 30, 2002
                                                                ------------------
                                                                  (in millions)
Cash and cash equivalents......................................     $   107.8
Short-term investments.........................................           1.7
Cash and cash equivalents restricted for debt service..........          51.9
                                                                    ---------
       Total cash..............................................     $   161.4
                                                                    =========
Long-Term Debt:
   12 1/2% Senior Secured Notes of PACC (1)....................     $   250.7
   Floating Rate Term Loans due 2004...........................         240.0
   8 3/8% Senior Notes due 2007................................          99.6
   8 5/8% Senior Notes due 2008................................         109.8
   8 7/8% Senior Subordinated Notes due 2007...................         174.4
   Capital leases and other (2)................................          10.7
                                                                    ---------
       Total long-term debt....................................         885.2
                                                                    ---------
Stockholder's Equity:
   Common, $0.01 par value (100 shares issued and outstanding).            --
   Paid-in-capital.............................................         537.0
   Retained earnings...........................................          52.0
                                                                    ---------
       Total stockholder's equity..............................         589.0
                                                                    ---------
       Total capitalization....................................     $ 1,474.2
                                                                    =========

--------

(1) Includes $14.9 million in current maturities of long-term debt.


(2) Includes $0.7 million in current maturities of capital leases.

                        SELECTED FINANCIAL DATA OF PRG


   The selected consolidated financial data set forth below as of December 31, 2000 and 2001 and for the years ended December 31,1999, 2000 and 2001 were derived from PRG's audited consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus, which were audited by Deloitte & Touche, independent accountants. The selected financial data set forth below as of December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997 and 1998 are derived from PRG's audited consolidated financial statements, not included in this prospectus, which were audited by Deloitte & Touche, independent accountants. The selected financial data set forth below as of September 30, 2001 and 2002 and for the nine months then ended are derived from PRG's unaudited consolidated condensed financial statements, including the notes thereto, appearing elsewhere in this prospectus. The financial data referred to above has been restated to give retroactive effect to the contribution of the Sabine common stock owned by Premcor Inc. to PRG. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and PRG's consolidated financial statements, including the notes thereto, appearing elsewhere in this prospectus.




                                                                      Year Ended December 31,
                                                       -----------------------------------------------------
                                                          1997       1998       1999       2000       2001
                                                       ---------  ---------  ---------  ---------  ---------
                                                                              (in millions, except as noted)
Statement of earnings data:
   Net sales and operating revenues................... $ 3,880.0  $ 3,580.5  $ 4,520.3  $ 7,301.7  $ 6,417.5
   Cost of sales......................................   3,434.6    3,115.1    4,102.0    6,564.1    5,253.2
                                                       ---------  ---------  ---------  ---------  ---------
     Gross margin.....................................     445.4      465.4      418.3      737.6    1,164.3
   Operating expenses.................................     293.9      341.6      402.0      466.7      466.9
   General and administrative expenses................      43.0       50.0       51.4       52.7       63.1
   Stock option compensation expense..................        --         --         --         --         --
   Depreciation and amortization (1)..................      46.7       54.4       63.0       71.7       91.9
   Inventory write-down (recovery) to market
    value.............................................      19.2       86.6     (105.8)        --         --
   Gain on sale of pipeline interests.................        --      (69.3)        --         --         --
   Refinery restructuring, recapitalization, asset
    writeoffs and other charges.......................      40.0         --         --         --      176.2
                                                       ---------  ---------  ---------  ---------  ---------
   Operating income (loss)............................       2.6        2.1        7.7      146.5      366.2
   Interest expense and finance income, net (2).......     (39.8)     (51.0)     (72.3)     (64.3)    (122.3)
   Gain (loss) on extinguishment of long-term
    debt (3)..........................................     (10.7)        --         --         --        0.8
   Income tax (provision) benefit.....................     (10.4)      12.9       16.2        2.2      (73.0)
   Minority interest..................................        --         --        1.4       (0.6)     (12.8)
                                                       ---------  ---------  ---------  ---------  ---------
   Income (loss) from continuing operations...........     (58.3)     (36.0)     (47.0)      83.8      158.9
   Discontinued operations, net of taxes (4)..........       0.1       15.1       32.3         --      (18.0)
                                                       ---------  ---------  ---------  ---------  ---------
   Net income (loss).................................. $   (58.2) $   (20.9) $   (14.7) $    83.8  $   140.9
                                                       =========  =========  =========  =========  =========
Cash flow and other data:
   Cash flows from operating activities............... $    89.0  $   (44.7) $   105.4  $   141.4  $   440.0
   Cash flows from investing activities...............    (123.6)    (229.9)    (316.3)    (375.3)    (153.4)
   Cash flows from financing activities...............     (55.1)     194.0      348.4      200.1      (55.3)
   EBITDA (5).........................................      49.3       56.5       70.7      218.2      458.1
   Adjusted EBITDA (6)................................     108.5       73.8      (35.1)     218.2      634.3
   Ratio of earnings to fixed charges (7).............        --         --         --       1.14       2.64
   Capital Expenditures
   Expenditures for Port Arthur heavy oil upgrade
    project........................................... $     1.1  $    41.5  $   387.6  $   346.0  $    19.0
   Other expenditures for property, plant and
    equipment.........................................      25.3       59.8       50.6       44.7       75.5
                                                       ---------  ---------  ---------  ---------  ---------
   Total expenditures for property, plant and
    equipment......................................... $    26.4  $   101.3  $   438.2  $   390.7  $    94.5
                                                       =========  =========  =========  =========  =========
   Expenditures for turnaround........................ $    47.4  $    28.3  $    77.9  $    31.5  $    49.2
   Refinery acquisition expenditures..................        --      175.0         --         --         --

Key operating statistics:
   Production (000 bbls per day)......................     349.3      403.8      460.5      477.3      463.4
   Crude oil throughput (000 bbls per day)............     335.1      400.9      451.7      468.0      439.7
   Per barrel of crude oil throughput ($ per barrel)
      Gross margin.................................... $    3.64  $    3.18  $    2.54  $    4.31  $    7.25
      Operating expenses..............................      2.40       2.33       2.44       2.72       2.91


                                                         Nine Months Ended
                                                           September 30,
                                                       --------------------
                                                          2001       2002
                                                       ---------  ---------

Statement of earnings data:
   Net sales and operating revenues................... $ 5,170.9  $ 4,807.1
   Cost of sales......................................   4,135.0    4,346.5
                                                       ---------  ---------
     Gross margin.....................................   1,035.9      460.6
   Operating expenses.................................     355.3      337.6
   General and administrative expenses................      45.1       40.5
   Stock option compensation expense..................        --        9.9
   Depreciation and amortization (1)..................      67.7       64.9
   Inventory write-down (recovery) to market
    value.............................................        --         --
   Gain on sale of pipeline interests.................
   Refinery restructuring, recapitalization, asset
    writeoffs and other charges.......................     176.2      168.7
                                                       ---------  ---------
   Operating income (loss)............................     391.6     (161.0)
   Interest expense and finance income, net (2).......     (93.1)     (72.9)
   Gain (loss) on extinguishment of long-term
    debt (3)..........................................       0.8       (9.3)
   Income tax (provision) benefit.....................     (97.4)      92.7
   Minority interest..................................     (12.4)       1.7
                                                       ---------  ---------
   Income (loss) from continuing operations...........     189.5     (148.8)
   Discontinued operations, net of taxes (4)..........      (8.5)        --
                                                       ---------  ---------
   Net income (loss).................................. $   181.0  $  (148.8)
                                                       =========  =========
Cash flow and other data:
   Cash flows from operating activities............... $   383.1  $   (31.1)
   Cash flows from investing activities...............     (99.0)     (91.8)
   Cash flows from financing activities...............     (57.8)    (251.8)
   EBITDA (5).........................................     459.3      (96.1)
   Adjusted EBITDA (6)................................     635.5       72.6
   Ratio of earnings to fixed charges (7).............      3.64         --
   Capital Expenditures
   Expenditures for Port Arthur heavy oil upgrade
    project........................................... $     8.6  $      --
   Other expenditures for property, plant and
    equipment.........................................      49.2       64.1
                                                       ---------  ---------
   Total expenditures for property, plant and
    equipment......................................... $    57.8  $    64.1
                                                       =========  =========
   Expenditures for turnaround........................ $    41.3  $    33.4
   Refinery acquisition expenditures..................        --         --

Key operating statistics:
   Production (000 bbls per day)......................     459.6      454.8
   Crude oil throughput (000 bbls per day)............     438.8      432.4
   Per barrel of crude oil throughput ($ per barrel)
      Gross margin.................................... $    8.65  $    3.90
      Operating expenses..............................      2.97       2.86

                                                                 Year Ended December 31,
                                                       --------------------------------------------       As of
                                                         1997     1998     1999     2000     2001   September 30, 2002
                                                       -------- -------- -------- -------- -------- ------------------
Balance sheet data:
   Cash, cash equivalents and short-term investments.. $  243.0 $  152.0 $  286.4 $  252.9 $  484.2      $  109.5
   Working capital....................................    433.8    361.8    267.0    261.1    429.2         219.6
   Total assets.......................................  1,180.4  1,447.0  1,960.4  2,414.0  2,497.1       2,260.2
   Long-term debt.....................................    586.8    805.2  1,154.9  1,339.5  1,247.0         869.6
   Stockholder's equity...............................    260.9    225.0    222.3    328.7    443.8         589.0

--------
(1) Amortization includes amortization of turnaround costs. However, this may not be permitted under GAAP for fiscal years beginning after June 15, 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting Standards--New and Proposed Accounting Standards."

(2) Interest expense and finance income, net, included amortization of debt issuance costs of $7.4 million, $2.2 million, $7.3 million, $11.8 million, $14.3 million, $10.5 million and $9.3 million for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 and the nine months ended September 30, 2001 and 2002, respectively. Interest expense and finance income, net, also included interest on all indebtedness, net of capitalized interest and interest income.

(3) In the second quarter of 2002, we elected the early adoption of SFAS No. 145 and, accordingly, have included the gain (loss) on extinguishment of long-term debt in "Income from continuing operations" as opposed to as an extraordinary item, net of taxes, below "Income from continuing operations" in our Statement of Operations. We have accordingly restated our statement of operations and statement of cash flows for the years 1997 and 2001.

(4) Discontinued operations is net of income tax provisions of $0.1 million, $9.2 million, $20.6 million and income tax benefits of $11.5 million and $5.5 million for the years ended December 31, 1997, 1998, 1999 and 2001 and for the nine months ended September 30, 2001, respectively.

(5) Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a commonly used non-GAAP financial measure but should not be construed as an alternative to operating income or net income as an indicator of our performance, nor as an alternative to cash flows from operating activities, investing activities or financing activities as a measure of liquidity, in each case as such measures are determined in accordance with generally accepted accounting principles, or GAAP. EBITDA is presented because we believes that it is a useful indicator of a company's ability to incur and service debt. EBITDA, as we calculate it, may not be comparable to similarly-titled measures reported by other companies.

(6) Adjusted EBITDA represents EBITDA excluding refinery restructuring, recapitalization, asset write-offs and other charges of $40.0 million in 1997, $176.2 million in 2001, $176.2 million for the nine months ended September 30, 2001 and $168.7 million for the nine months ended September 30, 2002, gain on sale of pipeline interest of $69.3 million in 1998 and inventory write-down (recovery) to market value of $19.2 million in 1997, $86.6 million in 1998 and $(105.8) million in 1999. The $176.2 million charge in the full year of 2001 and in the nine months ended September 30, 2001 included $167.2 million related to the closure of PRG's Blue Island refinery. The $168.7 million recorded for the nine months ended September 30, 2002 included $137.4 million related to the announced shutdown of the Hartford refinery. Adjusted EBITDA is presented because we believe it is a useful indicator to our investors of our ability to incur and service debt based on our ongoing operations. Adjusted EBITDA should not be considered by investors as an alternative to operating income or net income as an indicator of our performance, nor as an alternative to cash flows from operating activities, investing activities or financing activities as a measure of liquidity. Because all companies do not calculate EBITDA identically, this presentation of adjusted EBITDA may not be comparable to EBITDA, adjusted EBITDA or other similarly-titled measures of other companies.


(7) The ratio of earnings to fixed charges is calculated by dividing earnings from continuing operations before income taxes and minority interest, as adjusted, by fixed charges. Earnings from continuing operations before income taxes and minority interest is adjusted to reflect only distributed earnings of investments accounted for under the equity method, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest on indebtedness, including amortization of discount and debt issuance costs and capitalized interest, and one-third of rental and lease expense, the approximate portion representing interest. As a result of losses, earnings were insufficient to cover fixed charges by $50.5 million, $51.3 million, $87.2 million, and $245.5 million for the years ended December 31, 1997, 1998, 1999, and the nine months ended September 30, 2002, respectively.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

Overview


   The Premcor Refining Group Inc., referred to as PRG, is one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, petroleum coke and other petroleum products in the United States. PRG owns and operates two refineries with a combined crude oil throughput capacity of approximately 420,000 barrels per day, or bpd. These refineries are located in Port Arthur, Texas and Lima, Ohio. We ceased operations at our 70,000 bpd Hartford, Illinois refinery in late September consistent with our announcement made in February 2002. PRG sells petroleum products in the Midwest, the Gulf Coast and the Eastern and Southeastern United States. PRG sells its products on an unbranded basis to approximately 750 distributors and chain retailers through a combination of our own product distribution system and an extensive third-party owned product distribution system, as well as in the spot market.


   PRG is 100% owned by Premcor USA Inc., referred to as Premcor USA, which in turn is 100% owned by Premcor Inc. Prior to the Sabine restructuring, Sabine River Holding Corp., referred to as Sabine, was 90% owned by Premcor Inc. and 10% by Occidental Petroleum Corporation, or Occidental. Sabine is the 1% general partner of Port Arthur Coker Company L.P., referred to as PACC, and the 100% owner of Neches Holding Corp., referred to as Neches, which is the 99% limited partner of PACC. PACC is the 100% owner of Port Arthur Finance Corp., referred to as PAFC.


   On June 6, 2002, PRG and Sabine completed a series of transactions that resulted in Sabine and its subsidiaries becoming wholly owned subsidiaries of PRG. The restructuring of Sabine as a wholly owned subsidiary of PRG was an exchange of ownership interest between entities under common control, and therefore was accounted for at the book value of Sabine, similar to a pooling of interests. Accordingly, PRG's historical financial statements have been restated to include the consolidated results of operations, financial position, and cash flows of Sabine for all periods presented. The financial information and discussions in this Management's Discussion and Analysis of Financial Condition and Results of Operations reflect the combination of PRG and Sabine. The financial information for September 30, 2002 reflects the combination of PRG and Sabine as well as all of the other transactions that occurred as part of the Sabine restructuring. See "Sabine Restructuring" below for a full description of the transaction.



   Sabine, through its principal operating subsidiary, PACC, owns and operates a heavy oil processing facility, which is operated in conjunction with PRG's Port Arthur, Texas refinery. Sabine was formed to develop, construct, own, operate, and finance the heavy oil processing facility, which includes a new 80,000 barrel per stream day delayed coking unit, a 35,000 barrel per stream day hydrocracker unit, and a 417 long tons per day sulfur complex and related assets. This heavy oil processing facility, along with modifications made at our Port Arthur refinery, allows the refinery to process primarily lower-cost, heavy sour crude oil. In January 2001, PACC began full operation of the newly constructed heavy oil processing facility. In order to fund the construction of the heavy oil processing facility, in August 1999, PAFC issued $255 million of 12 1/2% senior secured notes, borrowed under a bank senior loan agreement, and obtained a secured working capital facility on PACC's behalf. As stand alone entities, both Sabine's and Neches' functions consist only as guarantors of the notes and bank loans issued by PAFC. Sabine and Neches, as stand-alone entities, have no material assets, no liabilities, and no operations.


   Start-up of the heavy oil processing facility occurred in stages, with the sulfur removal units and the coker unit beginning operations in December 2000 and the hydrocracker unit beginning operations in January 2001. Substantial reliability, as defined in PACC's financing documents and construction contract, of the heavy oil processing facility was achieved as of September 30, 2001. Final completion was achieved on December 28, 2001.

Recent Development



   On November 26, 2002, Premcor Inc. announced that it had executed a definitive agreement with The Williams Companies, Inc. for the purchase of the Williams Memphis, Tennessee refinery and related supply and distribution assets. The purchase price for the assets is $315 million plus the value of petroleum inventories at closing, which are currently estimated at approximately $150 million. The agreement also contains an earn-out provision that may result in additional consideration of $75 million for Williams over a seven-year period, depending on the level of industry refining margins during that period.



   The Memphis refinery has a rated crude oil capacity of 190,000 bpd but typically processes 170,000 bpd. Associated assets include two truck-loading racks; three petroleum terminals in West Memphis, Arkansas, Collierville, Tennessee, and Memphis; supporting pipeline infrastructure that transports both crude oil and refined products; crude oil tankage at St. James, Louisiana; and an 80-megawatt cogeneration plant adjacent to the refinery.



   Completion of the acquisition is subject to the satisfaction of certain conditions, including regulatory approvals. The refinery will be purchased by PRG and financed with proceeds from debt and common stock offerings. Currently, Premcor Inc. anticipates that the financing will be roughly a 50/50 split between debt and equity. The acquisition is expected to close during the first quarter of 2003.



Developments in 2002




  Premcor Inc. Initial Public Offering

   On May 3, 2002, Premcor Inc. completed an initial public offering of 20.7 million shares of common stock. The initial public offering, plus the concurrent purchases of 850,000 shares in the aggregate by Thomas D. O'Malley, the Company's chairman of the board, chief executive officer and president, and two directors of the Company, netted proceeds to Premcor Inc. of approximately $482 million. The proceeds from the offering were committed to retire debt of Premcor Inc.'s subsidiaries. Prior to the initial public offering, Premcor Inc.'s common equity was privately held and controlled by Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates ("Blackstone"). Premcor Inc.'s other principal shareholder was Occidental Petroleum Corporation. As a result of these sales of Premcor Inc.'s common stock and the Sabine restructuring described below, Blackstone's ownership was reduced to approximately 48% and Occidental's ownership was reduced to approximately 13%.

  Sabine Restructuring

   On June 6, 2002, PRG and Sabine completed a series of transactions, referred to as the Sabine restructuring, that resulted in Sabine and its subsidiaries becoming wholly owned subsidiaries of PRG. Prior to the Sabine restructuring, Sabine was 90% owned by Premcor Inc. and 10% owned by Occidental.

   The Sabine restructuring was permitted by the successful consent solicitation of the holders of PAFC's 12 1/2% senior notes due 2009. The Sabine restructuring was accomplished according to the following steps, among others:

  . Premcor Inc. contributed $225.6 million in proceeds from its initial public offering of common stock to Sabine. Sabine used the proceeds from the equity contribution, plus cash on hand, to prepay $221.4 million of its senior secured bank loan and to pay a dividend of $141.4 million to Premcor Inc.;

  . Commitments under Sabine's senior secured bank loan, working capital facility, and certain insurance policies were terminated and related guarantees were released;

  . PACC, Sabine, Neches, PAFC and PRG entered into amendments to the common security agreement, transfer restrictions agreement and indenture governing the notes and the governing documents of PACC, Sabine, Neches and PAFC were amended to permit the restructuring.

  . PRG's existing working capital facility was amended and restated to, among other things, permit letters of credit to be issued on behalf of Sabine;

  . Occidental exchanged its 10% interest in Sabine for 1,363,636 newly issued shares of Premcor Inc. common stock;

  . Premcor Inc. contributed its 100% ownership interest in Sabine to Premcor USA, and Premcor USA, in turn, contributed its 100% ownership interest to PRG; and

  . PRG fully and unconditionally guaranteed, on a senior unsecured basis, the payment obligations under the PAFC 12 1/2% senior notes due 2009.


   Premcor Inc.'s acquisition of Occidental's 10% ownership in Sabine was accounted for under the purchase method. The purchase price was based on the exchange of 1,363,636 shares of Premcor Inc. common stock for the 10% interest in Sabine and was valued at $30.5 million or approximately $22 per share. The purchase price of the 10% minority interest in Sabine exceeded the book value by $8.0 million. Based on an appraisal of the Sabine assets, the excess of the purchase price over the book value of the minority interest, along with a $5.0 million deferred income tax adjustment, was recorded as an investment in property, plant and equipment and will be depreciated by us over the remaining lives of the related Sabine assets. The income tax adjustment reflected the temporary difference between the book and tax basis of property, plant and equipment related to the excess of the purchase price over book value. Because the purchase price did not exceed the fair value of the underlying assets, no goodwill was recognized.




Factors Affecting Comparability


   Our results over the past three years and over the nine months ended September 30, 2001 and 2002 have been influenced by the following events, which must be understood in order to assess the comparability of our period-to-period financial performance.



   Inventory Price Risk Management. The nature of our business leads us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of our investment. We manage the impact of commodity price volatility on our hydrocarbon inventory position by, among other methods, determining a volumetric exposure level that we consider appropriate and consistent with normal business operations. This target inventory position includes both titled inventory and fixed price purchase and sale commitments. The portion of our current target inventory position consisting of sales commitments netted against fixed price purchase commitments amounts to a net long inventory position of approximately 4 million barrels.



   Prior to the second quarter of 2002, we did not generally price protect any portion of our target inventory position. However, although we continue to generally leave the titled portion of our inventory position target fully exposed to price fluctuations, beginning in the second quarter of 2002, we began to actively mitigate some or all of the price risk related to our target level of fixed price purchase and sale commitments. These risk management decisions are based on the relative level of absolute hydrocarbon prices. The cumulative economic effect of our risk management strategy in the second and third quarter of 2002 resulted in an approximate $11 million loss as measured against a fully exposed fixed price commitment target. In the first quarter of 2002, we benefited by approximately $30 million from having our fixed price commitment target fully exposed in a rising absolute price environment.




   We generally conduct our risk mitigation activities through the purchase or sale of futures contracts on the New York Mercantile Exchange, or NYMEX. Our price risk mitigation activities carry all of the usual time, location and product grade basis risks generally associated with these activities. Because our titled inventory is valued under the last-in, first-out costing method, price fluctuations on our target level of titled inventory have very little effect on our financial results unless the market value of our target inventory is reduced below cost.

However, since the current cost of our inventory purchases and sales are generally charged to our statement of operations, our financial results are affected by price movements on the portion of our target level of fixed price purchase and sale commitments that are not price protected.

   Operation of the Port Arthur Heavy Oil Upgrade Project. In January 2001, we began operating our heavy oil upgrade project at our Port Arthur refinery. The project, which began construction in 1998, included the construction of a new 80,000 bpd delayed coking unit, a 35,000 bpd hydrocracker, a 417 ton per day sulfur removal unit and the expansion of the existing crude unit capacity to 250,000 bpd. The heavy oil upgrade project allows the refinery to process primarily lower-cost, heavy sour crude oil. We financed the construction of the new facilities and the expansion of the existing crude unit capacity with the proceeds from new indebtedness issued by our PAFC subsidiary and with new equity contributions from our principal shareholders, Blackstone and Occidental. Start-up of the project occurred in stages, with the sulfur removal units and the coker unit beginning operations in December 2000 and the hydrocracker unit beginning operations in January 2001. Performance and substantial reliability testing of the project was completed in the third quarter of 2001, and final completion of the project was achieved on December 28, 2001.

   The comparability of our results is significantly influenced by the impact of the heavy oil upgrade project. In 2000, our Port Arthur refinery processed an average of 202,100 bpd of crude oil. Of that amount, 43,400 bpd, or 21.5%, represented heavy sour crude oil, primarily Maya crude oil, and had an average processed value of $8.00 per barrel less than the equivalent per barrel value of West Texas Intermediate crude oil, a benchmark sweet crude oil. The remaining 158,700 bpd, or 78.5%, consisted of medium sour, light sour and sweet crude oils valued at an average discount to West Texas Intermediate of $1.57 per barrel. In total, the 202,100 bpd of crude oil processed by our refinery during 2000 had a value, on the day of processing, of $218.4 million less than the value of an equivalent volume of West Texas Intermediate crude oil, representing a discount to West Texas Intermediate crude oil of $2.95 per barrel.

   In contrast, in 2001, including the start-up of the heavy oil upgrade project, our Port Arthur refinery processed an average of 229,800 bpd of crude oil. Of that amount, 181,500 bpd, or 79.0%, represented heavy sour crude oil, all of which was Maya crude oil, and had an average processed value of $8.84 per barrel less than the equivalent per barrel value of West Texas Intermediate crude oil. The remaining 48,300 bpd, or 21.0%, was medium sour crude oil valued at a discount to West Texas Intermediate crude oil of $4.73 per barrel. As a result of the refinery upgrade, our Port Arthur refinery no longer processes sweet and light sour crude oils. In total, the 229,800 bpd of crude oil processed by the refinery during 2001 had a value, on the day of processing, of $669.0 million less than the value of an equivalent volume of West Texas Intermediate crude oil, representing a discount to West Texas Intermediate crude oil of $7.98 per barrel.


   Although the heavy oil upgrade project has enabled us to process a less costly crude oil slate, the overall value of the resulting product slate is lower due to increased production of petroleum coke and other lower-valued products. In addition, the operating cost structure is higher under the new configuration of the Port Arthur refinery. Our operating results for 2001 and for the nine months ended September 30, 2002 demonstrate that the benefit of the less expensive crude oil slate exceeds the lower product realization and higher operating costs. For further discussion of our operating results see "--Results of Operations--Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001" and "--Results of Operations--2001 Compared to 2000."


   Closure of Blue Island Refinery. In January 2001, we ceased operations at our Blue Island, Illinois refinery due to economic factors and a decision that the capital expenditures necessary to produce low-sulfur transportation fuels required by recently adopted EPA regulations could not produce acceptable returns on investment. This closure resulted in a pretax charge of $167.2 million for 2001. We continue to utilize our petroleum products storage facility at the refinery site to supply selected products to the Chicago and other Midwest markets from our operating refineries. Since the Blue Island refinery operation had been only marginally profitable in recent years and since we will continue to operate a petroleum products storage and distribution business from the Blue Island site, our reduced refining capacity resulting from the closure is not expected to have a significant negative impact on net income or cash flow from operations. The only significant effect on net income and cash flow will result from the actual shutdown process and subsequent environmental site remediation as discussed below. Unless there is a need to adjust the closure reserve in the future, there should be no significant effect on net income beyond 2001.


   Management adopted an exit plan that detailed the shutdown of the process units at the refinery and the subsequent environmental remediation of the site. The shutdown of the process units was completed during the first quarter of 2001. The Blue Island refinery employed 297 employees, both hourly employees covered by collective bargaining agreements and salaried employees, the employment of 293 of which was terminated during 2001 and the remainder in 2002. A pretax charge of $150.0 million was recorded in the first quarter of 2001 and an additional charge of $17.2 million was recorded in the third quarter of 2001. The original charge included $92.5 million of non-cash asset write-offs in excess of realizable value and a reserve for future costs of $57.5 million, consisting of $12.0 million for severance, $26.4 million for the ceasing of operations, preparation of the plant for permanent closure and equipment remediation and $19.1 million for site remediation and other environmental matters. The third quarter charge of $17.2 million included an adjustment of $5.6 million to the asset write-off to reflect changes in realizable asset value and an increase of $11.6 million related to an evaluation of expected future expenditures. The following schedule summarizes the restructuring reserve balance and net cash activity as of September 30, 2002:



                                         Reserve as of
                                         December 31,  Net Cash   Reserve as of
                                             2001      Outlays  September 30, 2002
                                         ------------- -------- ------------------
Employee severance......................    $  2.1      $  2.1        $   --
Plant closure/equipment remediation.....      13.9         8.1           5.8
Site clean-up/environmental matters.....      20.5         3.9          16.6
                                            ------      ------        ------
                                            $ 36.5      $ 14.1        $ 22.4
                                            ======      ======        ======



   We expect to spend approximately $15 million to $16 million in 2002 related to the reserve for future costs, with the remainder to be spent over the next several years. We are currently in discussions with governmental agencies concerning a remediation program, which we believe will likely lead to a final consent order and remediation plan. We do not expect these discussions to be concluded until 2003 at the earliest. Our site clean-up and environmental reserve takes into account costs that are reasonably foreseeable at this time, based on studies performed in conjunction with obtaining the insurance policy mentioned below. As the site remediation plan is finalized and work is performed, further adjustments of the reserve may be necessary.



   In 2002, environmental risk insurance policies covering the Blue Island refinery site were procured and bound, with final policies expected to be issued within the first quarter of 2003. This insurance program will allow us to quantify and, within the limits of the policy, cap our cost to remediate the site, and provide insurance coverage from future third party claims arising from past or future environmental releases. The remediation cost overrun policy has a term of ten years and, subject to certain exceptions and exclusions, provides $25 million in coverage in excess of a self-insured retention amount of $26 million. The pollution legal liability policy provides for $25 million in aggregate coverage and per incident coverage in excess of a $100,000 deductible per incident. We believe this program also provides governmental agencies financial assurance that, once begun, remediation of the site will be completed in a timely and prudent manner.






   Sale of Product Terminals. In December 1999, we sold 15 refined product terminals, mainly located in the Midwest for net cash proceeds of approximately $34 million. We have entered into a refined product exchange agreement with an affiliate of the buyer to broaden our wholesale geographical distribution capabilities in the Midwest and expand our distribution capability nationally.


   Sale of Retail Division. In 1999, we sold our retail marketing division for approximately $230 million, while Premcor Inc. acquired an approximately 5% equity interest. The retail division included all company and independently operated Clark-branded stores and the Clark trade name. After all transaction costs, the sale generated cash proceeds of approximately $215 million. The retail marketing operations were classified as discontinued operations in our consolidated statements of operations for all periods presented. A pretax gain on the sale of $59.9 million, or $36.6 million net of income taxes, was recognized in the third quarter of 1999 and is included in our discontinued operations line item.

   In 2001, we recorded an additional pretax charge of $29.5 million, or $18.0 million net of income taxes, related to the environmental and other liabilities of our discontinued retail operations. This charge represents an increase in our estimates regarding our environmental clean up obligations and workers compensation liability and a decrease in the estimated amount of reimbursements for environmental expenditures that are collectible from state agencies under various programs. The change in estimates was prompted by the availability of new information concerning site by site clean-up plans, changing postures of state regulatory agencies, and fluctuations in the amounts available under state reimbursement programs.

Factors Affecting Operating Results

   Our earnings and cash flow from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire feedstocks and the price of refined products ultimately sold depends on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and the extent of government regulation. While our net sales and operating revenues fluctuate significantly with movements in industry crude oil prices, such prices do not generally have a direct long-term relationship to net earnings. Crude oil price movements may impact net earnings in the short term because of fixed price crude oil purchase commitments. The effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes in crude oil prices.

   Feedstock and refined product prices are also affected by other factors, such as product pipeline capacity, local market conditions and the operating levels of competing refineries. Crude oil costs and the price of refined products have historically been subject to wide fluctuation. Expansion of existing facilities and installation of additional refinery crude distillation and upgrading facilities, price volatility, international political and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market resulting in price volatility and a reduction in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined products, such as increases in the demand for gasoline during the summer driving season and for home heating oil during the winter, primarily in the Northeast. For example, three consecutive unseasonably warm winters in the Northeast resulted in reduced demand, unusually high inventories and considerably lower prices for heating oil during 1999. For further details on the economics of refining, see "Industry Overview--Economics of Refining."

   In order to assess our operating performance, we compare our gross margin (net sales and operating revenue less cost of sales) against an industry gross margin benchmark. The industry gross margin is calculated by assuming that three barrels of benchmark light sweet crude oil is converted, or cracked, into two barrels of conventional gasoline and one barrel of high-sulfur diesel fuel. This is referred to as the 3/2/1 crack spread. Since we calculate the benchmark margin using the market value of United States Gulf Coast gasoline and diesel fuel against the market value of West Texas Intermediate crude oil, we refer to the benchmark as the Gulf Coast 3/2/1 crack spread, or simply, the Gulf Coast crack spread. The Gulf Coast crack spread is expressed in dollars per barrel and is a proxy for the per barrel margin that a sweet crude oil refinery situated on the Gulf Coast would earn assuming it produced and sold the benchmark production of conventional gasoline and high-sulfur diesel fuel. As explained below, each of our refineries, depending on market conditions, has certain feedstock cost and/ or product value advantages as compared to the benchmark refinery, and as a result, our gross margin per barrel of throughput generally exceeds the Gulf Coast crack spread.

   Our Port Arthur and Hartford refineries are able to process significant quantities of sour and heavy sour crude oil that have historically cost less than West Texas Intermediate crude oil. We measure the cost advantage of heavy sour crude oil by calculating the spread between the value of Maya crude oil, a heavy crude oil produced in Mexico, to the value of West Texas Intermediate crude oil, a light crude oil. We use Maya for this measurement because a significant amount of our long-term supply of heavy crude oil throughput is Maya. We measure the cost advantage of sour crude oil by calculating the spread between the throughput value of West Texas Sour crude oil to the value of West Texas Intermediate crude oil. In addition, since we are able to source both domestic pipeline crude oil and foreign tanker crude oil to each of our three refineries, the value of foreign crude oil relative to domestic crude oil is also an important factor affecting our operating results. Since many foreign crude oils, other than Maya, are priced relative to the market value of a benchmark North Sea crude oil known as Dated Brent, we also measure the cost advantage of foreign crude oil by calculating the spread between the value of Dated Brent crude oil to the value of West Texas Intermediate crude oil.


   We have crude oil supply contracts with an affiliate of PEMEX that provide for our purchase of approximately 200,000 bpd of crude oil under two separate contracts. One of these contracts is a long-term agreement, under which we currently purchase approximately 167,000 bpd, designed to provide us with a stable and secure supply of Maya crude oil. An important feature of this agreement is a price adjustment mechanism designed to minimize the effect of adverse refining margin cycles and to moderate the fluctuations of the coker gross margin, a benchmark measure of the value of coker production over the cost of coker feedstocks. This price adjustment mechanism contains a formula that represents an approximation of the coker gross margin and provides for a minimum average coker gross margin of $15 per barrel over the first eight years of the agreement, which began on April 1, 2001. The agreement expires in 2011. For purpose of comparison, the $15 per barrel minimum average coker gross margin support amount equates to a WTI/Maya crude oil price differential of approximately $6 per barrel using market prices during the period from 1988 to 2002, which slightly exceeds actual market differentials during that period.


   On a monthly basis, the coker gross margin, as defined under this agreement, is calculated and compared to the minimum. Coker gross margins exceeding the minimum are considered a "surplus" while coker gross margins that fall short of the minimum are considered a "shortfall." On a quarterly basis, the surplus and shortfall determinations since the beginning of the contract are aggregated. Pricing adjustments to the crude oil we purchase are only made when there exists a cumulative shortfall. When this quarterly aggregation first reveals that a cumulative shortfall exists, we receive a discount on our crude oil purchases in the next quarter in the amount of the cumulative shortfall. If thereafter, the cumulative shortfall incrementally increases, we receive additional discounts on our crude oil purchases in the succeeding quarter equal to the incremental increase, and conversely, if thereafter, the cumulative shortfall incrementally decreases, we repay discounts previously received, or a premium, on our crude oil purchases in the succeeding quarter equal to the incremental decrease. Cash crude oil discounts received by us in any one quarter are limited to $30 million, while our repayment of previous crude oil discounts, or premiums, are limited to $20 million in any one quarter. Any amounts subject to the quarterly payment limitations are carried forward and applied in subsequent quarters.


   As of September 30, 2002, a cumulative quarterly surplus of $61.7 million existed under the contract. As a result, to the extent we experience quarterly shortfalls in our coker gross margins going forward, the price we pay for Maya crude oil in succeeding quarters will not be discounted until this cumulative surplus is offset by future shortfalls. Assuming the WTI less Maya crude oil differential continues at its third quarter 2002 average of $4.92 per barrel, and assuming a Gulf Coast 3/2/1 crack spread similar to the third quarter 2002 average of $2.64 per barrel, we estimate the current $61.7 million cumulative surplus would be fully reversed after the third quarter of 2003. At that time, assuming a continuation of weak market conditions, we would be eligible to receive discounts on our crude oil purchases under the PEMEX contract as described above.

   Other than the long-term PEMEX contract our crude oil supply contracts are generally terminable upon one to three months' notice by either party. We acquire the majority of the remainder of our crude oil supply on the spot market from unaffiliated foreign and domestic sources, allowing us to be flexible in our crude oil supply source.


   The sales value of our production is also an important consideration in understanding our results. We produce a high volume of premium products, such as high octane, or premium and reformulated gasoline, low-sulfur diesel, jet fuel and petrochemical products that carry a sales value significantly greater than that for the products used to calculate the Gulf Coast crack spread. In addition, products produced by our Midwest refineries are generally of higher value than similar products produced on the Gulf Coast due to the fact that the Midwest consumes more refined products than it produces, thereby creating a competitive advantage for Midwest refiners that can produce and deliver refined products at a cost lower than importers of refined products into the region. This advantage is measured by the excess of the Chicago crack spread over the Gulf Coast crack spread plus or minus the differential in the cost of transporting crude oil versus refined products to the region. The Chicago crack spread is determined by replacing the published Gulf Coast product values in the Gulf Coast crack spread with published Chicago product values.

   Another important factor affecting operating results is the relative quantity of higher value transportation fuels and petrochemical feedstocks we produce compared to the production of lower value residual fuel oil and other by-products we produce, such as petroleum coke and sulfur. Our midwest refineries produce a product slate that is of significantly higher value than the products used to calculate the Gulf Coast crack spread. At our Hartford refinery, this added value is driven primarily by the competitive location advantage discussed above. Our Lima refinery benefits from its mid-continental location, in addition to the fact that it produces a greater percentage of high value transportation fuels as a result of processing a predominantly sweet crude oil slate. In contrast to our midwest refineries, our Port Arthur refinery produces a product slate that approximates the value of the products used to calculate the Gulf Coast crack spread. Although the significant shift to heavy sour crude oil resulting from the completion of the heavy oil upgrade project has slightly lowered the overall value of the products produced at the refinery, the lower crude oil costs has greatly exceeded the decline in product value.

   Our operating cost structure is also important to our profitability. Major operating costs include energy, employee and contract labor, maintenance and environmental compliance. The predominant variable cost is energy and the most important benchmark for energy costs is the value of natural gas. Because the complexity of our Port Arthur refinery and its ability to process significantly greater volumes of heavy sour crude oil increased significantly as a result of the heavy oil upgrade project, it now has a higher operating cost structure, primarily related to energy and labor.

   Safety, reliability, and the environmental performance of our refinery operations are critical to our financial performance. Unplanned downtime of our refinery assets generally results in lost margin opportunity, increased maintenance expense and a temporary increase in working capital investment and related inventory position. If we choose to hedge the incremental inventory position, we are subject to market and other risks normally associated with hedging activities. The financial impact of planned downtime, such as major turnaround maintenance, is mitigated through a diligent planning process that considers such things as margin environment, the availability of resources to perform the needed maintenance, and feedstock logistics.


   The nature of our business leads us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of our investment. We manage the impact of commodity price volatility on our hydrocarbon inventory position by, among other methods, determining a volumetric exposure level that we consider to be appropriate and consistent with normal business operations. This target inventory position includes both titled inventory and fixed price purchase and sale commitments. The portion of our current target inventory position consisting of sales commitments netted against fixed price purchase commitments amounts to a net long inventory position of approximately 4 million barrels. We are generally leaving the titled portion of our inventory position target fully exposed to price fluctuations; however, beginning in the second quarter of 2002, we began to actively mitigate some or all of the price risk related to our target level of fixed price purchase and sale commitments. These risk management decisions are based on the relative level of absolute hydrocarbon prices. We generally conduct our risk mitigation activities through the purchase or sale of futures contracts on the New York Mercantile Exchange, or NYMEX. Our price risk mitigation activities carry all of the usual time, location and product grade basis risks generally associated with these activities. Because out titled inventory is valued under the last-in, first-out costing method, price fluctuations on our target level of titled inventory have very little effect on our financial results unless the market value of our target inventory is reduced below cost. However, since the current cost of our inventory purchases and sales are generally charged to our statement of operations, our financial results are affected by price movements on the portion of our target level of fixed price purchase and sale commitments that are not price protected.

Results of Operations

   The following tables provide supplementary income statement and operating data. Selected items in each of the periods are discussed separately below.

   Net sales and operating revenues consist principally of sales of refined petroleum products and, to a minimal extent, the occasional sale of crude oil to take advantage of substitute crude slate opportunities. Cost of sales consists of the purchases of crude oils and other feedstocks used in the refining process as well as transportation, inventory management and other costs associated with the refining process and sale of the petroleum products. Both net sales and operating revenues and cost of sales are mainly affected by crude oil and refined product prices, changes to the input and product mix, and volume changes caused by acquisitions, divestitures and operations. Product mix refers to the percentage of production represented by higher value light products, such as gasoline, rather than lower value finished products, such as petroleum coke.

   Gross margin is net sales and operating revenues less cost of sales. Industry-wide results are driven and measured by the relationship, or margin, between refined product prices and the prices for crude oil and other feedstocks; therefore, we discuss our results of operations in the context of gross margin.

   Operating expenses include the costs associated with the actual operations of the plants such as labor, maintenance, energy, taxes and environmental compliance. All environmental compliance costs, other than capital expenditures but including maintenance and monitoring, are expensed when incurred. The labor costs include the incentive compensation plans available to union employees. Our general and administrative expenses include all activities at the executive and corporate offices, the finance, human resources and information system activities at the refineries and the company-wide incentive compensation programs available to salaried employees.

   Inventory recovery (write-down) to market reflects a non-cash accounting adjustment to the value of our petroleum inventory. In accordance with GAAP, we are required to record our inventory at the lower of its cost or market value. In late 1997 and throughout 1998, market prices were significantly less than cost determined under our last-in, first-out, or LIFO, inventory valuation method. This led to market write-downs of inventory in 1997 and 1998. In 1999, our inventory turned over and market prices recovered allowing us to fully reverse our 1997 and 1998 write-downs.

   Minority interest represents Occidental's 10% interest in our subsidiary, Sabine, prior to the restructuring.

                                                                                      Nine Months Ended
                                                       Year Ended December 31,          September 30,
Financial results                                  -------------------------------  ---------------------
                                                      1999       2000       2001       2001       2002
                                                   ---------  ---------  ---------  ---------  ---------
                                                               (in millions, except as noted)
Net sales and operating revenue................... $ 4,520.3  $ 7,301.7  $ 6,417.5  $ 5,170.9  $ 4,807.1
Cost of sales.....................................   4,102.0    6,564.1    5,253.2    4,135.0    4,346.5
                                                   ---------  ---------  ---------  ---------  ---------
   Gross margin...................................     418.3      737.6    1,164.3    1,035.9      460.6
Operating expenses................................     402.0      466.7      466.9      355.3      337.6
General and administrative expenses...............      51.4       52.7       63.1       45.1       40.5
Stock option compensation expense.................        --         --         --         --        9.9
                                                   ---------  ---------  ---------  ---------  ---------
   Adjusted EBITDA................................     (35.1)     218.2      634.3      635.5       72.6
Inventory recovery from market write-down.........     105.8         --         --         --         --
Refinery restructuring and other charges..........        --         --     (176.2)    (176.2)    (168.7)
                                                   ---------  ---------  ---------  ---------  ---------
   EBITDA.........................................      70.7      218.2      458.1      459.3      (96.1)
Depreciation and amortization.....................      63.0       71.7       91.9       67.7       64.9
                                                   ---------  ---------  ---------  ---------  ---------
   Operating income (loss)........................       7.7      146.5      366.2      391.6     (161.0)
Interest expense and finance income, net..........     (72.3)     (64.3)    (122.3)     (93.1)     (72.9)
Gain (loss) on extinguishment of long-term debt...        --         --        0.8        0.8       (9.3)
Income tax (provision) benefit....................      16.2        2.2      (73.0)     (97.4)      92.7
Minority interest.................................       1.4       (0.6)     (12.8)     (12.4)       1.7
                                                   ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing operations..........     (47.0)      83.8      158.9      189.5     (148.8)
Discontinued operations...........................      32.3         --      (18.0)      (8.5)        --
                                                   ---------  ---------  ---------  ---------  ---------
Net income (loss)................................. $   (14.7) $    83.8  $   140.9  $   181.0  $  (148.8)
                                                   =========  =========  =========  =========  =========



                                                                           Nine Months Ended
                                                   Year Ended December 31, September 30,
Market indicators                                  ----------------------- -----------------
                                                    1999    2000    2001    2001     2002
                                                   ------  ------  ------  ------   ------
                                                   (dollars per barrel, except as noted)
West Texas Intermediate (WTI) crude oil........... $19.27  $30.37  $25.96  $27.84   $25.41
Crack Spreads:
   Gulf Coast 3/2/1...............................   1.71    4.17    4.22    4.98     2.93
   Gulf Coast 2/1/1...............................   1.37    4.02    3.92    4.54     2.42
   Chicago 3/2/1..................................   2.83    5.84    7.90    9.04     4.59
Crude Oil Differentials:
   WTI less WTS (sour)............................   1.30    2.17    2.81    3.11     1.26
   WTI less Maya (heavy sour).....................   4.83    7.29    8.76    9.57     4.90
   WTI less Dated Brent (foreign).................   1.36    1.92    1.48    1.68     1.01
Natural gas (dollars per million btus)............   2.25    3.94    4.22    4.90     2.92



                                                                                    Nine Months Ended
                                                   Year Ended December 31,          September 30,
Selected Operational Data                          -----------------------          -----------------
                                                    1999             2000    2001    2001     2002
                                                   ------           ------  ------  ------   ------
                                                   (in thousands of barrels per day, except as noted)
Crude oil throughput by refinery:
   Port Arthur....................................  200.0            202.1   229.8   225.2    229.1
   Lima...........................................  120.7            136.4   140.5   143.0    141.0
   Hartford.......................................   59.4             64.2    65.5    65.3     62.3
   Blue Island....................................   71.6             65.3     3.9     5.3       --
                                                   ------           ------  ------  ------   ------
     Total crude oil throughput...................  451.7            468.0   439.7   438.8    432.4
Per barrel of throughput (in dollars):
   Gross margin................................... $ 2.54           $ 4.31  $ 7.25  $ 8.65   $ 3.90
   Operating expenses.............................   2.44             2.72    2.91    2.97     2.86

Selected Volumetric Data


                                             Year Ended December 31,                       Nine Months Ended September 30,
                           ----------------------------------------------------------  --------------------------------------
                                  1999                2000                2001                2001                2002
                           ------------------  ------------------  ------------------  ------------------  ------------------
                                       Percent             Percent             Percent             Percent             Percent
                               bpd       of        bpd       of        bpd       of        bpd       of        bpd       of
                           (thousands)  Total  (thousands)  Total  (thousands)  Total  (thousands)  Total  (thousands)  Total
                           ----------- ------- ----------- ------- ----------- ------- ----------- ------- ----------- -------
Feedstocks:
Crude oil throughput:
  Sweet...................    195.3      42.8%    201.5      42.6%    143.6      31.9%    147.0      33.0%    137.7      31.6%
  Light/medium sour.......    220.1      48.2     207.4      44.0     107.7      23.9     109.5      24.5     101.9      23.4
  Heavy sour..............     36.3       8.0      59.1      12.4     188.4      41.8     182.3      40.9     192.8      44.2
                              -----     -----     -----     -----     -----     -----     -----     -----     -----     -----
     Total crude oil......    451.7      99.0     468.0      99.0     439.7      97.6     438.8      98.4     432.4      99.2
Unfinished and
 blendstocks..............      4.6       1.0       4.6       1.0      10.6       2.4       7.3       1.6       3.9       0.8
                              -----     -----     -----     -----     -----     -----     -----     -----     -----     -----

      Total feedstocks....    456.3     100.0%    472.6     100.0%    450.3     100.0%    446.1     100.0%    436.3     100.0%
                              =====     =====     =====     =====     =====     =====     =====     =====     =====     =====
Production:
Light Products:
  Conventional
    gasoline..............    174.6      37.9%    193.0      40.4%    184.8      39.9%    182.5      39.7%    186.5      41.0%
  Premium and
    reformulated
    gasoline..............     67.1      14.6      57.8      12.1      44.9       9.7      47.1      10.2      39.3       8.6
  Diesel fuel.............    119.4      25.9     117.8      24.7     121.7      26.3     118.6      25.8     102.9      22.6
  Jet fuel................     35.8       7.8      38.0       8.0      42.4       9.1      41.8       9.1      49.8      11.0
  Petrochemical
    feedstocks............     34.5       7.5      36.2       7.6      28.5       6.2      29.0       6.3      28.8       6.3
                              -----     -----     -----     -----     -----     -----     -----     -----     -----     -----
     Total light
      products............    431.4      93.7     442.8      92.8     422.3      91.2     419.0      91.1     407.3      89.5
Petroleum coke and
 sulfur...................     17.8       3.9      19.0       4.0      33.1       7.1      33.4       7.3      36.8       8.1
Residual oil..............     11.3       2.4      15.5       3.2       8.0       1.7       7.2       1.6      10.7       2.4
                              -----     -----     -----     -----     -----     -----     -----     -----     -----     -----
     Total
      production..........    460.5     100.0%    477.3     100.0%    463.4     100.0%    459.6     100.0%    454.8     100.0%
                              =====     =====     =====     =====     =====     =====     =====     =====     =====     =====



Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001



   Overview. Our net loss was $148.8 million in the first nine months of 2002 as compared to net income of $181.0 million in the corresponding period in 2001. Our operating loss was $161.0 million in the first nine months of 2002 as compared to operating income of $391.6 million in the corresponding period in 2001. Operating income (loss) included pretax refinery restructuring and other charges of $168.7 million and $176.2 million in the first nine months of 2002 and 2001, respectively. Excluding the refinery restructuring and other charges, our operating income was $7.7 million and $567.8 million in the first nine months of 2002 and 2001, respectively. Operating income, excluding the refinery restructuring and other charges, decreased in the first nine months of 2002 compared to the same period in 2001 principally due to significantly weaker market conditions in 2002 than in 2001.



   Net Sales and Operating Revenues. Net sales and operating revenues decreased $363.8 million, or 7%, to $4,807.1 million in the first nine months of 2002 from $5,170.9 million in the corresponding period in 2001. This decrease was mainly attributable to lower average product prices in the first nine months of 2002 as compared to the same periods of 2001. The overall price decline in 2002 reflects the weaker market conditions in 2002 versus the higher product prices mainly observed in the first six months of 2001. This decrease was partially offset by higher product prices in the third quarter of 2002, which we believe were influenced by uncertainties about war with Iraq and associated concerns about future crude oil supply.



   Gross Margin. Gross margin decreased $575.3 million to $460.6 million in the first nine months of 2002 from $1,035.9 million in the corresponding period in 2001. The decrease in gross margin in the first nine months of 2002 as compared to the corresponding period in 2001 was principally driven by significantly weaker market conditions in 2002 than in 2001.

  Market



   These weak market conditions consisted of significantly weaker crack spreads and crude oil differentials. Beginning in late 2001 and continuing into the third quarter of 2002, on an overall basis, crack spreads have been poor due to weak demand and high levels of distillate and gasoline inventories. This margin environment has been principally driven by a sluggish world economy, significant declines in air travel following the events of September 11, 2001, and an extremely mild 2001/2002 winter. The normal increase in demand for the spring and summer driving season contributed slight improvements to the crack spreads in the second quarter; however, the third quarter again reflected depressed conditions. The Gulf Coast and Chicago crack spreads were approximately 40-50% lower in the first nine months of 2002 than in the corresponding period of 2001. The third quarter of 2001 reflected a decrease from historic highs reached earlier in that year in the Gulf Coast crack spreads as supply shortages from early in the year were addressed with high refinery utilization rates and increased import levels. The Chicago crack spreads did not weaken in proportion to the Gulf Coast crack spreads in the third quarter of 2001 due primarily to supply shortages caused by an unplanned, extended outage at a Chicago refinery, as well as other factors.



   The crude oil differentials were also significantly lower in the first nine months of 2002 as compared to the same period in 2001. The crude oil differential between WTI and Maya heavy sour crude oil was approximately 50% lower for the first nine months of 2002 than for the same period last year, and the crude oil differential between WTI and WTS sour crude oil was approximately 60% lower for the first nine months of 2002 than for the same period last year. We believe these narrowed differentials were attributed to OPEC production cutbacks during 2002, which were concentrated in heavy sour and light/medium sour crude oils. This had a significant negative impact on our gross margin because a large proportion of our crude oil throughput is heavy sour and light/medium sour crude oils, which are typically purchased at a discount from WTI, the benchmark crude oil used in industry crack spread calculations. The heavy sour crude oil accounts for between 40% and 45% of our crude oil throughput. Light and medium sour crude oils account for between 21% and 27% of our crude oil throughput. Our gross margin for the first nine months of 2002 was also affected by planned and unplanned downtime at our refineries.



  Refinery Operations



   In the first nine months of 2002, our Port Arthur refinery experienced crude oil throughput restrictions due to planned turnaround maintenance, unplanned coker repairs, crude supply delays and extreme weather conditions. In the third quarter of 2002, our Port Arthur refinery experienced reduced crude oil throughput rates due to planned delays in crude oil supply resulting from anticipated repairs at the coker unit, which proved to be minimal, and due to unplanned delays in crude oil supply resulting from the impact of production and transportation interruptions caused by hurricanes Isidore and Lili. In the first quarter of 2002, our Port Arthur refinery operations were also affected by the February shutdown of our coker unit for ten days for unplanned maintenance. We took advantage of the coker outage to make repairs to the distillate and naphtha hydrotreaters, including turnaround maintenance that was originally planned for later in the year. Crude oil throughput rates were restricted by approximately 18,000 bpd during this time, but returned to near capacity of 250,000 bpd following the maintenance. In January 2002, we shut down the fluid catalytic cracking (FCC) unit, gas oil hydrotreating unit and sulfur plant for approximately 39 days at our Port Arthur refinery for planned turnaround maintenance. This turnaround maintenance did not affect crude oil throughput rates but did lower gasoline production. We sold more unfinished products during the first quarter of 2002 due to this shutdown.



   In the first nine months of 2001, crude oil throughput rates at our Port Arthur refinery were restricted due to a lightning strike in early May plus restrictions on the crude unit as downstream process units were in start-up operations during the first quarter. The damage from the lightning strike limited the crude unit rate until the crude unit was shutdown in early July for ten days to repair the damage. Following these repairs, the Port Arthur refinery's crude oil throughput rate was close to capacity for the remainder of the quarter.

   In the first nine months of 2002, our Lima refinery operations were affected by an unplanned shutdown of the reformer unit in May. The result of the shutdown was the production of non-saleable inventory that was rerun in the later part of the second quarter and into the third quarter resulting in lost economics. Our Lima refinery had a slightly reduced crude oil throughput rate in the third quarter of 2002 due to delays in crude oil delivery caused by the hurricanes mentioned above. In the first nine months of 2001, crude oil throughput rates were below economic capacity at our Lima refinery due to crude oil delivery delays caused by bad weather in the Gulf Coast and a month-long maintenance turnaround on the coker and isocracker units in the first quarter.



   Our Hartford refinery operated below capacity in September 2002 as it reduced inventories as it approached its closure date. The Hartford refinery ceased all crude oil processing operations in late September 2002. Crude oil throughput rates were below capacity for the first nine months of 2001 at our Hartford refinery due to coker unit repairs in the first and third quarters. All three refineries operated below economic crude oil throughput capacity during the first nine months of 2002 due to poor refining market conditions.



   We continuously aim to achieve excellent safety and health performance. We believe that a superior safety record is inherently tied to achieving our productivity and financial goals. We measure our success in this area primarily through the use of injury frequency rates administered by the Occupational Safety and Health Administration, or OSHA. The recordable injury rate reflects the number of recordable incidents per 200,000 hours worked, and for the nine months ended September 30, 2002, our refineries had the following recordable injury rates: Port Arthur: 1.39; Lima: 1.59; and Hartford: 0.0. The United States refining industry average recordable injury rate for 2001 was 1.35. Despite our best efforts to achieve excellence in our safety and health performance, there can be no assurance that there will not be accidents resulting in injuries or even fatalities.



   Operating Expenses. Operating expenses decreased $17.7 million to $337.6 million for the first nine months of 2002 from $355.3 million in the corresponding period in 2001. The decrease in the first nine months of 2002 was principally due to significantly lower natural gas prices partially offset by higher insurance and employee expenses. The higher insurance expenses related to the overall insurance environment after the events of September 11, 2001, and the higher employee expenses related primarily to new benefit plans and higher medical benefit costs for both current and post retirement plans.



   General and Administrative Expenses. General and administrative expenses decreased $4.6 million to $40.5 million in the first nine months of 2002 from $45.1 million in the corresponding period in 2001. This decrease included lower wages and benefits partially offset by relocation costs associated with the new Connecticut office. The lower wages related to a restructuring which resulted in a decrease by approximately one third of the administrative positions in the St. Louis based office. The lower benefits principally related to lower incentive compensation under our annual incentive program partially offset by higher costs associated with new pension and retirement plans and both current and post retirement employee medical benefit plans.



   Stock Option CompensationExpense. Stock option compensation expense was $9.9 million in the first nine months of 2002. During the second quarter of 2002, we elected to adopt the fair value based expense recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). We previously applied the intrinsic value based expense recognition provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). SFAS No. 123 provides that the adoption of the fair value based method is a change to a preferable method of accounting. As provided by SFAS No. 123, the stock option compensation expense is calculated based only on stock options granted in the year of election and thereafter. All stock options granted prior to January 1, 2002 continue to be accounted for under APB No. 25.



   In the period of adoption of SFAS No. 123, the adoption of this fair value based method increased our net loss by $0.6 million and $0.8 million for the three-month and six-month periods ended June 30, 2002, respectively. As provided by SFAS No. 123, the first quarter of 2002 was restated to reflect the adoption of SFAS No. 123. For the three months ended March 31, 2002, the effect of the adoption of SFAS No. 123 on loss from continuing operations and net loss available to common stockholders was an additional loss of $0.2 million and $0.01 per common share.

   Since nonvested awards issued to employees prior to January 1, 2002 continue to be accounted for using the intrinsic value based provisions of APB No. 25, employee stock-based compensation expense determined using the fair value based method applied prospectively is not necessarily indicative of future expense amounts when the fair value based method will apply to all outstanding nonvested awards. With respect to all stock option grants outstanding at September 30, 2002, the Company will record future non-cash stock option compensation expense and additional paid-in capital of $40.4 million over the applicable vesting periods of the grants.



   Refinery Restructuring and Other Charges. In 2002, we recorded refinery restructuring and other charges of $168.7 million, which consisted of the following:



  . a $137.4 million charge related to the shutdown of refining operations at the Hartford, Illinois refinery,



  . a $32.4 million charge related to the restructuring of our management team, refinery operations and administrative functions,



  . income of $5.0 million related to the unanticipated sale of a portion of the Blue Island refinery assets previously written off,



  . a $2.5 million charge related to the termination of certain guarantees at PACC as part of the Sabine restructuring, and



  .   a $1.4 million loss related to the sale of idled assets.



   See further details about the Hartford refinery closure and the management, operations and administrative restructuring below.



   In 2001, refinery restructuring and other charges of $176.2 million consisted of a $167.2 million charge related to the January 2001 closure of the Blue Island, Illinois refinery and a $9.0 million charge related to the write-off of idled coker units at our Port Arthur refinery. See "--Factors Affecting Comparability--Closure of Blue Island Refinery" for additional discussion of the Blue Island charge and reserve. The write-off of idled coker units at our Port Arthur refinery included a charge of $5.8 million related to the net asset value of the coker units and a $3.2 million charge for future environmental clean-up costs related to the coker unit site.



  Hartford Refinery Closure



   In late September 2002, we ceased operations at our Hartford refinery after concluding there was no economically viable method of reconfiguring the refinery to produce fuels meeting new gasoline and diesel fuel specifications mandated by the federal government. Despite ceasing operations, we continue to pursue all options, including the sale of the refinery, to mitigate the loss of jobs and refinery capacity in the Midwest.



   Since the Hartford refinery operation had been only marginally profitable over the last 10 years and since substantial investment would be required to meet new required product specifications in the future, our reduced refining capacity resulting from the shutdown is not expected to have a significant negative impact on net income or cash flow from operations. The only anticipated effect on net income and cash flow in the future will result from the actual shutdown process, including recovery of realizable asset value, and subsequent environmental site remediation, which will occur over a number of years. Unless there is a need to adjust the shutdown reserve in the future as discussed below, there should be no significant effect on net income beyond 2002.



   A pretax charge of $137.4 million was recorded in 2002, which included $70.7 million of non-cash long-lived asset write-offs to reduce the refinery assets to their estimated net realizable value of $61.0 million. The net realizable value was determined by estimating the value of the assets in a sale or operating lease transaction. We have had preliminary discussions with third parties regarding such a transaction, but there can be no assurance that one will be completed. In the event that a sale or lease transaction is not completed, the net realizable value may be less than $61.0 million and a further write-down may be required. The net realizable value was recorded as a current asset on the balance sheet. In the second quarter of 2002, we completed an evaluation of our warehouse stock, catalysts, chemicals, and additives inventories, and we determined that a portion of these inventories would not be recoverable upon the closure or sale of the refinery. Accordingly, we wrote-down these assets by $3.2 million.



   The total charge also included a reserve for future costs of $62.5 million as itemized below. The Hartford restructuring reserve balance and net cash activity as of September 30, 2002 is as follows:



                                                                Reserve as of
                                                       Net Cash September 30,
                                       Initial Reserve  Outlay      2002
                                       --------------- -------- -------------
   Employee severance.................     $ 16.6        $0.2      $ 16.4
   Plant closure/equipment remediation       12.9         5.6         7.3
   Site clean-up/environmental matters       33.0          --        33.0
                                           ------        ----      ------
                                           $ 62.5        $5.8      $ 56.7
                                           ======        ====      ======



   Management adopted an exit plan that details the shutdown of the process units at the refinery and the subsequent environmental remediation of the site. We expect the majority of the process unit shutdown and hydrocarbon purging to be finalized in the fourth quarter of 2002. We terminated approximately 300 of 315 employees, both hourly (covered by collective bargaining agreements) and salaried, in October 2002. The remainder of the employees are expected to be terminated within a year. The site clean-up and environmental reserve takes into account costs that are reasonably foreseeable at this time. As the final disposition of the refinery is determined and a site remediation plan refined, further adjustments of the reserve may be necessary, and such adjustments may be material. We expect to spend approximately $20 million to $30 million in 2002 related to employee severance and the process unit shutdown and hydrocarbon purge.



   Finally, the total charge included a $1.0 million reserve related to post-retirement benefits that were extended to certain employees who were nearing the retirement requirements. This liability was recorded in "Other Long-term Liabilities" on the balance sheet together with our other post-retirement liabilities.





   Alleged Asbestos Exposure. We have recently been named, along with numerous other defendants, in approximately 25 claims alleging personal injury resulting from exposure to asbestos. A majority of the claims have been filed by employees of third-party independent contractors who purportedly were exposed to asbestos while performing services at our Hartford refinery. A majority of the lawsuits have only recently been served and all of them are in the very early stages of litigation. Substantive discovery has not yet been conducted. It is impossible at this time for us to quantify our exposure from these claims, but we do not believe that any liability resulting from the resolution of these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.



  Management, Refinery Operations and Administrative Restructuring



   In February 2002, we began the restructuring of our executive management team and subsequently our administrative functions with the hiring of Thomas D. O'Malley as chairman, chief executive officer, and president and William E. Hantke as executive vice president and chief financial officer. In the first quarter of 2002, as a result of the resignation of the officers who previously held these positions, we recognized severance expense of $5.0 million and non-cash compensation expense of $5.8 million resulting from modifications of stock option terms. In addition, we incurred a charge of $5.0 million for the cancellation of a monitoring agreement with an affiliate of our majority owner, Blackstone Management Associates III L.L.C.



   In the second quarter of 2002, we commenced a restructuring of our St. Louis-based general and administrative operations and recorded a charge of $6.5 million for severance, outplacement and other restructuring expenses relating to the elimination of 107 hourly and salaried positions. In the third quarter of

2002, we announced plans to reduce our non-represented workforce at our Port Arthur, Texas and Lima, Ohio refineries and make additional staff reductions at our St. Louis administrative office. We recorded a charge of $10.1 million for severance, outplacement, and other restructuring expenses relating to the elimination of 140 hourly and salaried positions. Included in this charge is $1.3 million related to post-retirement benefits that were extended to certain employees who were nearing the retirement requirements. This liability was recorded in "Other Long-term Liabilities" on the balance sheet together with our other post-retirement liabilities. Reductions at the refineries occurred in October 2002 and those at the St. Louis office will take place by the end of the first quarter of 2003. The reserve related to the refineries and St. Louis restructuring is as follows:



                                                                    Reserve at
                                       Initial Additional Net Cash September 30,
                                       Reserve  Reserve    Outlay      2002
                                       ------- ---------- -------- -------------
Refineries and St. Louis restructuring  $ 6.5    $ 8.8     $ 4.6      $ 10.7



   We expect to spend approximately $11 million to $13 million in 2002 related to these refinery and St. Louis restructuring activities.



   Depreciation and Amortization. Depreciation and amortization expenses decreased $2.8 million to $64.9 million in the first nine months of 2002 from $67.7 million in the corresponding period in 2001. This decrease was principally due to ceasing the recording of depreciation and amortization expense for the Hartford refinery assets beginning in March 2002. This decrease was partially offset by higher amortization expenses at our Lima refinery due to the completion of turnaround activity performed in 2001, and higher amortization at our Port Arthur refinery due to the completion of turnaround activity performed in early 2002.



   Interest Expense and Finance Income, net. Interest expense and finance income, net decreased $20.2 million to $72.9 million in the first nine months of 2002 from $93.1 million in the corresponding period in 2001. This decrease related primarily to lower interest expense due to the repurchase of certain debt securities in the third quarter of 2001 and in the second quarter of 2002 and lower interest rates on our floating rate debt. The decrease was partially offset by lower interest income as cash balances declined.



   Gain or Loss on Extinguishment of Long-term Debt. In the first nine months of 2002, we recorded a loss on extinguishment of long-term debt of $9.3 million related to the redemption of certain of our long-term debt. This loss included a write-off of unamortized deferred financing costs related to this debt of $7.8 million, a premium associated with the early repayment of long-term debt of $0.9 million, and the write-off of a prepaid premium for an insurance policy guaranteeing the interest and principal payments on Sabine's long-term debt of $0.6 million.



   In the third quarter of 2001, we recorded a gain on extinguishment of long-term debt of $0.8 million related to the repurchase in the open market of $21.3 million in face value of our 91/2% Senior Notes. This gain included discounts of $1.0 million offset by the write-off of deferred financing costs related to the notes.







   Income Tax (Provision) Benefit. We recorded a $92.7 million income tax benefit in the first nine months of 2002 compared to an income tax provision of $97.4 million in the corresponding period in 2001. The income tax provision of $97.4 million for 2001 included the effect of a $12.4 million decrease in the deferred tax valuation allowance. During the first quarter of 2001, we reversed our remaining deferred tax valuation allowance as a result of the analysis of the likelihood of realizing the future tax benefit of our federal and state tax loss carryforwards, alternative minimum tax credits and federal and state business tax credits.



   We currently have a net deferred tax asset of $42.0 million recorded on our balance sheet. SFAS No. 109, Accounting for Income Taxes, requires that deferred tax assets be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. When applicable, a valuation allowance should be recorded to reduce the deferred tax asset to the amount that is more likely than not to be realized. As a result of the analysis of the likelihood of realizing the future tax benefit of our federal and state tax loss carryforwards, alternative minimum tax credits and federal and state business tax credits, we have not provided a valuation allowance related to the net deferred tax asset. The likelihood of realizing the net deferred tax asset is analyzed on a regular basis and should it be determined that it is more likely than not that some portion or all of the net deferred tax asset will not be realized, a tax valuation allowance and a corresponding income tax provision would be required at that time.


   Discontinued Operations. In 2001, we recorded a pretax charge of $14.0 million, $8.5 million net of income taxes, related to environmental liabilities of discontinued retail operations. This charge represented an increase in estimates regarding our environmental clean up obligation and was prompted by the availability of new information concerning site by site clean up plans and changing postures of state regulatory agencies.

  2001 Compared to 2000

   Overview. Net income increased $57.1 million, or 68%, to $140.9 million in 2001 from $83.8 million in 2000. Operating income increased $219.7 million to $366.2 million in 2001 from $146.5 million in 2000. Excluding non-recurring restructuring and other charges of $176.2 million in 2001, operating income increased $395.9 million in 2001 compared to 2000. This increase was principally due to the completion and operation of the heavy oil upgrade project at our Port Arthur refinery, combined with continued strong market conditions.

   Net Sales and Operating Revenues. Net sales and operating revenues decreased by $884.2 million, or 12%, to $6,417.5 million in 2001 from $7,301.7 million in 2000. This decrease was principally attributable to steep declines in petroleum product prices in the second half of the year, particularly after the September 11th terrorist attacks, and to our shutdown of the Blue Island, Illinois refinery in January 2001.

   Gross Margin. Gross margin increased by $426.7 million, or 58%, to $1,164.3 million in 2001 from $737.6 million in 2000. This increase was principally due to the processing of a greater quantity of less expensive heavy sour crude oil at our Port Arthur refinery, significant discounts on sour and heavy sour crude oil, strong gasoline and distillate market conditions, especially in the first half of the year, as well as solid performance by our refineries. These gains were partially offset by poor market conditions in the fourth quarter and plant downtime and operational issues as described below.

   The improvement in crude oil discounts was reflected in the increase in the average sour and heavy sour crude oil differentials to West Texas Intermediate. The completion of the heavy oil upgrade project at our Port Arthur refinery has positioned us to maximize the improved crude oil differentials, having processed heavy sour crude oil equal to 43% of total crude oil throughput in 2001 compared to 13% of heavy sour crude oil in 2000. The improved crude oil differentials and the increase in usage of heavy sour crude oil together contributed over $450 million to gross margin in 2001. Margins for light products such as gasoline and distillates remained strong in the first six months of 2001 due to the continued tight supply and demand balance. Industry inventories remained at low levels through most of the first six months of 2001 and were further lowered by industry-wide maintenance turnarounds performed in the first quarter. The improvement in gasoline and distillate margins was reflected by increases in the Gulf Coast and Chicago crack spreads. In the second half of the year, the Gulf Coast and Chicago crack spreads weakened as gasoline and distillate inventory levels increased due to high refinery utilization rates, high import levels, and unseasonably low demand. The lower demand was driven by decreases in air travel after the September 11th terrorist attacks, a weak industrial sector, a general downturn in the economy, and mild winter weather. Due primarily to significant unplanned downtime experienced by other Midwest refiners, the Chicago crack spread did not weaken in proportion to the Gulf Coast crack spread through the third quarter. The Chicago crack spread decreased significantly during the fourth quarter as product was imported into the region due to the higher margins. Overall, crack spreads in 2001 remained above prior year levels.

   Excluding the Blue Island refinery's results, our crude oil throughput rate was higher in 2001 as compared to 2000. Overall, our refineries ran well in 2001 with some planned maintenance shutdowns and restrictions and a few unplanned restrictions of our crude and other units. The crude oil throughput rate at our Port Arthur refinery of 229,800 bpd was below capacity of 250,000 bpd in 2001 because units downstream were in start-up operations during the first quarter and a lightning strike in early May 2001 limited the crude unit rate until the crude unit was shut down in early July for ten days to repair the damage caused by the lightning strike. The Port Arthur refinery also experienced a slightly reduced crude oil throughput rate late in the fourth quarter due to minor repairs of the coker and crude units. In March 2001, the Lima refinery performed a planned month-long maintenance turnaround on its coker and isocracker units, and in November 2001 it performed a planned seven-day maintenance turnaround on its crude and other units. The Lima refinery also experienced crude oil supply delays caused by bad weather in the Gulf Coast. Our Hartford refinery experienced ten days of unplanned downtime for coker unit repairs early in the year and planned restricted utilization of the coker unit late in the year due to minor repairs and a shutdown of a third party sulfur plant utilized by Hartford.

   Operations in 2000 were affected by the planned month-long maintenance turnaround and subsequent 11-day unscheduled downtime of the Port Arthur refinery crude unit, planned restrictions at all refineries due to weak margin conditions early in the year, unplanned downtime at the Lima refinery due to two electrical outages and a failed compressor, unplanned downtime at the Blue Island refinery requiring maintenance on its vacuum and crude unit, and crude oil supply disruptions to all of the plants late in the year.

   Operating Expenses. Operating expenses remained the same at $467 million for both 2001 and 2000. Operating expenses benefited significantly in 2001 from the lack of eleven months of operating expenses for the Blue Island refinery in 2001 due to its closure in late January. Offsetting this decrease, however, were higher costs at our Port Arthur refinery for the operation of the new heavy oil processing units, higher energy costs at our Port Arthur refinery, and additional repair and maintenance costs at our Hartford refinery.

   General and Administrative Expenses. General and administrative expenses increased $10.4 million, or 20%, to $63.1 million in 2001 from $52.7 million in 2000. This increase was principally due to higher incentive compensation under our annual incentive plan, expenses related to the planning, design and implementation of a new financial and commercial information system, and new support services for the heavy oil processing facility.

   Refinery Restructuring and Other Charges. The refinery restructuring and other charges consisted of a $167.2 million charge related to the January 2001 closure of the Blue Island refinery and a $9.0 million charge related to the write-off of idled coker units at the Port Arthur refinery. See "--Factors Affecting Comparability--Closure of Blue Island Refinery" for additional discussion of the Blue Island charge. The write-off of idled coker units at our Port Arthur refinery included a charge of $5.8 million related to the net asset value of the coker units and a $3.2 million charge for future environmental clean-up costs related to the site. We now believe that an alternative use of the coker units is not probable.

   Depreciation and Amortization. Depreciation and amortization expenses increased $20.2 million, or 28%, to $91.9 million in 2001 from $71.7 million in the corresponding period in 2000. This increase was principally due to depreciation on the new units associated with the heavy oil upgrade project. We began depreciating these assets in accordance with our property, plant and equipment policy during the first quarter of 2001 following substantial completion of the heavy oil upgrade project and commencement of operations. Amortization contributed to the increase due to a major 2000 Port Arthur refinery turnaround and a first quarter 2001 Lima refinery turnaround.

   Interest Expense and Finance Income, net. Interest expense and finance income, net increased by $58.0 million, or 90%, to $122.3 million in 2001 from $64.3 million in the corresponding period in 2000. In 2000, the majority of the interest costs on the 12 1/2% senior secured notes and the bank senior loan agreement of our subsidiary, PAFC, were capitalized as part of the heavy oil upgrade project. These costs are now expensed as a result of the commencement of operations in early 2001. Offsetting a portion of this increase were lower interest rates on our floating rate loans.

   Gain on Repurchase of Long-Term Debt. In 2001, we repurchased in the open market $21.3 million in face value of our 9 1/2% Senior Notes due September 15, 2004. As a result of this transaction, we recorded a gain of $0.8 million which included the write-off of deferred financing costs related to the debt.

   Income Tax (Provision) Benefit. The income tax provision increased $75.2 million to $73.0 million in 2001 from a tax benefit of $2.2 million in the corresponding period in 2000. The income tax provision of $73.0 million in 2001 consisted of a provision on income from continuing operations partially offset by the complete reversal of the remaining tax valuation allowance of $12.4 million. The income tax benefit of $2.2 million in 2000 included a reversal of a portion of our tax valuation allowance of $33.9 million partially offset by a provision on income. In September 2001, we made a federal estimated income tax payment of $13.0 million.

   Our pretax earnings for financial reporting purposes in the future will generally be fully subject to income taxes, although our actual cash payment of taxes is expected to benefit from regular tax and alternative minimum tax net operating loss carryforwards available at December 31, 2001 of approximately $164 million and $124 million, respectively. However, any such cash benefit may be limited in the future if Premcor Inc. issues a significant enough number of additional shares, or if certain of Premcor Inc.'s stockholders acquire or dispose of a significant enough amount of Premcor Inc. stock, such that Premcor Inc. would incur a change of ownership as defined in Section 382 of the Internal Revenue Code.

   Discontinued Operations. In 2001, we recorded an additional pretax charge of $29.5 million (net of income taxes--$18.0 million) related to the environmental and other liabilities of the discontinued retail operations. See "--Factors Affecting Comparability--Sale of Retail Division" for additional discussion of this charge.

  2000 Compared to 1999

   Overview. Net income increased by $98.5 million from a net loss of $14.7 million in 1999 to net income of $83.8 million in 2000. Operating income increased $138.8 million to $146.5 million in 2000 from $7.7 million in 1999. Excluding the $105.8 million recovery of a non-cash inventory charge in 1999, operating income increased by $244.6 million in 2000 compared to 1999. This increase was principally due to strong market conditions throughout most of 2000, as evidenced by the change in the Gulf Coast crack spread, which increased from $1.71 per barrel in 1999 to $4.17 per barrel in 2000 and improved sour and heavy sour crude oil differentials.

   Net Sales and Operating Revenues. Net sales and operating revenues increased $2,781.4 million, or 62%, to $7,301.7 million in 2000 from $4,520.3 million in 1999. This increase was principally due to higher petroleum prices, as production remained steady. Our average sales price per barrel increased by approximately $14 per barrel for the full year 2000 versus 1999.

   Gross Margin. Gross margin increased $319.3 million, or 76%, to $737.6 million in 2000 from $418.3 million in 1999. This increase was principally due to continued strong refined product conditions, particularly for gasoline and distillate margins, and strong operational performance at our refineries in the second half of the year. These significant improvements were partially offset by poor margins on heavier products such as petroleum coke and asphalt due to higher import costs, planned and unplanned downtimes at our refineries, and negative inventory management results.

   Market conditions for 2000 started improving over prior year levels during the first quarter and remained above prior year levels for the rest of the year, reaching record levels to date during the second quarter. The main contributor to the higher gross margin was the improvement in gasoline and distillate margins, which were reflected in significant increases in the average Gulf Coast and Chicago crack spreads. We believe these improved market conditions were due mainly to low domestic inventory levels, solid demand, the mandated introduction of a new summer-grade reformulated gasoline, and pipeline supply disruptions. Crude oil discounts for heavier and sour crude oils improved over the prior year, also contributing to gross margin, as evidenced by the improved sour and heavy sour crude oil differentials. These benefits were partially offset by poor heavy product margins as prices for products such as petroleum coke and residual fuel did not track the high feedstock prices in the period.

   Major scheduled maintenance turnarounds at our Port Arthur refinery in 2000 and our Lima refinery in 1999 resulted in an opportunity cost from lost production of $30 million in 2000 and $23 million in 1999. In 2000, our Port Arthur refinery crude oil throughput rates were reduced in the first quarter due to problems with the FCC unit, and significantly lowered in the second quarter due to a scheduled turnaround and unscheduled downtime of the crude unit. The work performed during the scheduled turnaround expanded the crude unit capacity from 232,000 bpd to 250,000 bpd and readied the unit to process up to 80% heavy sour crude oil as part of the heavy oil upgrade project. In the third and fourth quarters, the crude oil throughput rate was near its new capacity of 250,000 bpd except for some minor crude oil availability problems in the fourth quarter due to bad weather. Crude oil throughput rates at our Port Arthur refinery were reduced below capacity in 1999 due to poor economic conditions. Crude oil throughput in 2000 was higher than in 1999 at our Lima and Hartford refineries. This was principally because both refineries had solid performance, with only short unplanned downtimes and reduced rates early in 2000 due to poor economic conditions and late in 2000 due to crude oil supply disruptions. Blue Island refinery crude oil throughput rates for 2000 were lower than 1999 due to unplanned downtimes and crude oil supply disruptions.

   Our gross margin in 2000 was significantly reduced as a result of negative inventory management results. We incurred losses of approximately $73 million from hedging inventory positions in excess of our target inventory position levels in a backwardated market. Backwardation refers to the time structure of the futures market when the price of a commodity in the current month is higher than the price in the future. This creates an embedded hedging cost as short futures positions are closed, if prices are higher than the hedged price. The inventory position was over target because of the effects of unplanned refinery downtime early in the year, the timing of fixing crude oil price commitments and the fact that, for much of the year, we were hedging to a target inventory level that was not appropriate. The financial effects of inventory management in 1999 were marginally positive.

   Operating Expenses. Operating expenses increased $64.7 million, or approximately 16%, to $466.7 million in 2000 from $402.0 million in 1999. This increase was principally due to higher energy and repair and maintenance costs. The average natural gas price increase of $1.69 per million btu, an increase of 75% over 1999 prices, reflected the increase in energy cost. In addition, our Port Arthur refinery incurred higher repair and maintenance costs in conjunction with the planned turnaround and subsequent unscheduled downtime of its crude unit.

   General and Administrative Expenses. General and administrative expenses increased $1.3 million, or approximately 3%, to $52.7 million in 2000 from $51.4 million in 1999. This slight increase was due to higher incentive compensation under our annual incentive plan, offset in part by lower wholesale costs due to the sale of the terminals, the absence of year 2000 systems remediation costs, and the absence of start-up costs related to the initial financing of the heavy oil upgrade project.

   Depreciation and Amortization. Depreciation and amortization increased $8.7 million, or approximately 14%, to $71.7 million in 2000 from $63.0 million in 1999. This increase was principally due to the full year impact of a Lima maintenance turnaround performed in 1999 and higher capital expenditures.

   Interest Expense and Finance Income, net. Interest expense and finance income, net decreased $8.0 million, or approximately 11%, to $64.3 million in 2000 from $72.3 million in 1999. Of this decrease, $7.6 million related to the absence in 2000 of start-up costs associated with the initial financing of the heavy oil upgrade project. For both 2000 and 1999, the majority of the interest expense from the debt incurred to finance the heavy oil upgrade project was capitalized as part of the project. The remainder of the decrease was due to higher interest income on invested cash balances which more than offset the higher interest expense due to higher interest rates on our $240 million floating rate term loan.

   Income Tax Benefit. The income tax benefit decreased $14.0 million to $2.2 million in 2000 from $16.2 million in 1999. The income tax benefit of $2.2 million in 2000 represented a decrease in a deferred tax valuation allowance of $33.9 million, partially offset by a provision on income from continuing operations. The income tax benefit of $16.2 million in 1999 reflected the effect of intra-period tax allocations resulting from the utilization of current year operating losses to offset the net income of the discontinued retail division, partially offset by the write-down of a net deferred tax asset.

   Discontinued Operations. We reported the results of our retail marketing business that we sold in 1999, which consisted of a loss from operations of $4.3 million, net of an income tax benefit of $2.7 million, and the gain on the sale of the business of $36.6 million, net of income tax provision of $23.3 million, as discontinued operations in 1999.


Outlook



   The forward-looking statements made in this Outlook section, as well as any forward-looking statements within other sections of this Registration Statement on Form S-4, reflect our expectations regarding future events as of the date of the filing of this Registration Statement. Words such as "expects," "intends," "plans," "projects," "believes," "estimates," "will" and similar expressions typically identify such forward-looking statements. Even though we believe our expectations regarding future events are based on reasonable assumptions, forward-looking statements are not guarantees of future performance. For example, set forth in the Refinery Operations section below, we discuss our expectations regarding the performance of our Port Arthur and Lima refineries for the fourth quarter of 2002. Despite our expectations, factors beyond our control such as the reliability and efficiency of our operating facilities, the impact of severe weather, crude oil supply interruptions, and acts of war or terrorism could result in restricted operations, unplanned downtime, and other unanticipated results. See Risk Factors for an expanded list of the factors that could cause actual results to differ materially from our current expectations.



   Market. Crack spreads for the fourth quarter of 2002 through the date of this filing have improved, with the average Gulf Coast and Chicago crack spreads 60% to 90% higher for the month of October 2002 than the average for the first nine months of 2002. We believe these margins have been driven by the decline in refined product inventories principally caused by production cuts due to poor margins earlier this year and major maintenance activities as well as production and transportation interruptions due to hurricanes Isidore and Lili. Crude oil differentials have shown a slight improvement from the low levels reached earlier this year.



   Gross Margin. It is common practice in our industry to look to benchmark market indicators as a predictor of actual refining margins. For example, the 3/2/1 benchmark crack spread models a refinery that consumes WTI sweet crude oil and produces roughly 66% regular gasoline and 33% high sulfur distillate. To improve the reliability of this benchmark as a predictor of actual refining margins, it must first be adjusted for a crude oil slate that is not 100% light and sweet. Secondly, it must be adjusted to reflect variances from the benchmark product slate to the actual, or anticipated, product slate. Lastly, it must be adjusted for any other factors not anticipated in the benchmark, including ancillary crude and product costs such as transportation, storage and credit fees, inventory fluctuations and price risk management activities.



   Our Port Arthur refinery has historically produced roughly equal parts gasoline and distillate. For this reason, we believe the Gulf Coast 2/1/1 crack spread more closely reflects our product slate than the Gulf Coast 3/2/1 crack spread. However, approximately 15% of Port Arthur's product slate is lower value petroleum coke and residual oils which will negatively impact the refinery's performance against the benchmark crack spread.



   Port Arthur's crude oil slate is approximately 80% Maya heavy sour crude oil and 20% medium sour crude oil. Accordingly, the WTI/Maya and WTI/WTS crude oil differentials can be used as an adjustment to the benchmark crack spread. As discussed elsewhere in this Form 10-Q, we will not receive any discounts on our purchases of Maya crude oil under our long-term crude oil supply agreement through the balance of 2002.


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Ancillary crude costs, primarily transportation, at Port Arthur averaged $0.95 per barrel of crude oil throughput for the first nine months of 2002. Our reformer unit was down for repairs for approximately two weeks during late October and early November and crude oil throughput rates were restricted during this period. No significant downtime is planned for our Port Arthur refinery for the balance of 2002, and we expect crude oil throughput rates in the fourth quarter of 2002 to continue at, or near, their year-to-date rate in 2002.



   Our Lima refinery has a product slate of approximately 60% gasoline and 30% distillate and we believe the Chicago 3/2/1 is an appropriate benchmark crack spread. This refinery consumes approximately 95% light sweet crude oil with the balance being light sour crude oils. We opportunistically buy a mix of domestic and foreign sweet crude oils. The foreign crude oils consumed at Lima are priced relative to Brent and the WTI/Brent differential can be used to adjust the benchmark. Ancillary crude costs for Lima averaged $1.49 per barrel of crude throughput for the first nine months of 2002. In the fourth quarter of 2002, the Lima refinery plans to shutdown its reformer unit for an estimated 7-10 days for repairs, which will restrict crude oil throughput rates as well as other unit operations. However, crude oil throughput in the fourth quarter of 2002 is expected to remain at or above year-to-date levels.



   Operating Expenses. Natural gas is the most variable component of our operating expenses. On an annual basis, our refineries consume approximately
26.7 million btu of natural gas. Excluding the Hartford refinery, we anticipate this usage will be 25.9 million btu. In a normalized natural gas pricing environment and assuming average crude oil throughput levels, our annual operating expenses should range between $450 million and $475 million. The closure of the Hartford refinery is expected to reduce this amount to $360 million to $380 million.



   General and Administrative Expenses. During 2002, we restructured our general and administrative operations to reduce our overhead costs. As part of these cost reductions we have indefinitely suspended our Senior Executive Retirement Plan, or SERP, and the plan participants have consented to the suspension. In addition, Mr. O'Malley, our chairman, chief executive officer, and president, has voluntarily agreed to reduce his annual salary by 40% from $500,000 to $300,000. Mr O'Malley may reinstate his previous annual salary by giving 30 days notice to us. The SERP may be reinstated with approval of the board of directors. We expect the restructuring to be completed by the end of the first quarter of 2003, and we expect our general and administrative expenses to total approximately $38 million for 2003.



   We recognize non-cash, stock option compensation expense computed under SFAS No. 123. As of September 30, 2002, we had incurred $9.9 million in stock option compensation expense for all stock options granted to date in 2002, representing 77% of all stock options currently outstanding. We expect to record $4.2 million per quarter for approximately nine more quarters, reflecting the remaining vesting period for the outstanding 2002 options granted to date. Future stock option grants will be expensed pursuant to the recognition provisions of SFAS No. 123.



   Insurance Expense. We carry insurance policies on insurable risks, which we believe to be appropriate at commercially reasonable rates. While we believe that we are adequately insured, future losses could exceed insurance policy limits or, under adverse interpretations, be excluded from coverage. Future costs, if any, incurred under such circumstances would have to be paid out of general corporate funds.



   The Company's major insurance policies renewed on October 1, 2002 with a one-year term. Due primarily to the continuing effects of the events of September 11, 2001 on the insurance market, certain coverage terms, including terrorism coverage, were restricted or eliminated at renewal, certain deductibles were raised, certain coverage limits were lowered, and overall premium rates increased by 23%. Higher insurance premium expenses will be reflected in our results beginning in the fourth quarter.



   Depreciation and Amortization. Depreciation and amortization expense for the third quarter of 2002 was $20.8 million and excludes the Hartford refinery, which has been accounted for as an asset held for sale. This amount will increase in future periods based upon capital expenditure activity. Included in this amount is the


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


amortization of our turnaround costs, generally over four years. As described below, a proposed accounting pronouncement, if adopted, would require that we expense these costs as incurred. If the proposed accounting pronouncement is adopted, we would be required to write-off our unamortized turnaround costs of approximately $90 million in the first quarter of 2003. This charge would be shown as a cumulative effect of an accounting change, net of taxes.



   Interest Expense. Based on our outstanding long-term debt at September 30, 2002, our annual gross interest expense is approximately $80 million. All of our debt is at fixed rates with the exception of $240 million in floating rate notes tied to LIBOR. Reported interest expense is reduced by capitalized interest.



   Income Taxes. Our effective tax rate for the nine months ended September 30, 2002 was 38.2% and approximates the rate we expect for all of 2002.



   Capital Expenditures and Turnarounds. Capital expenditures and turnarounds for the first nine months of 2002 totaled $97.5 million. We plan to expend approximately $30 million to $50 million in the fourth quarter of 2002 and approximately $175 million in 2003. We plan to fund capital expenditures with internally generated funds. However, if the average market environment experienced in the first nine months of 2002 continues, this plan may not be practicable and we are reevaluating the scope and timing of our capital expenditures plan.




Captive Insurance Company


   Premcor Inc. maintains a directors' and officers' insurance policy, which insures our directors and officers from any claim arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers. Pursuant to indemnity agreements between Premcor Inc. and each of our directors and officers, Premcor Inc. has formed a captive insurance company to provide additional financial coverage for such liability. Premcor Inc. has funded an initial $3 million and has committed to funding $1 million annually until a loss fund of $10 million is established.


Liquidity and Capital Resources

  Cash Balances


   As of September 30, 2002, we had a cash and short-term investment balance of $109.5 million. In addition, under an amended and restated common security agreement related to PACC's notes, PACC is required to restrict $45.0 million of cash for debt service at all times plus restrict an amount equal to the next scheduled principal and interest payment, prorated based on the number of months remaining until that payment is due. As of September 30, 2002, cash of $51.9 million was restricted under these requirements. Except for these PACC cash restrictions, there are no restrictions limiting dividends from PACC to PRG and, under the amended working capital facility, PACC is required to dividend to PRG all excess cash over $20 million, excluding the restricted debt service amounts. Also, pursuant to the amended working capital facility, if an aggregate intercompany payable from PRG to PACC exceeds $40 million at any time, PACC shall forgive PRG such excess amount, which would take the form of a non-cash dividend. No such dividends have been made as of September 30, 2002.



   As of December 31, 2001, we had cash, cash equivalents and short-term investments of $484.2 million. Under a common security agreement related to our senior debt at PAFC, PACC's cash of $222.8 million was reserved under a secured account structure for specific operational uses and mandatory debt repayment. The operational uses included various levels of spending, such as current and operational working capital needs, interest and principal payments, taxes, and maintenance and repairs. Cash was applied to each level until that level had been fully funded, upon which the remaining cash flowed to the next level. Once these spending levels were funded, any cash surplus satisfied obligations of a debt service reserve and mandatory debt prepayment with


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

funding occurring semiannually on January 15th and July 15th. On January 15, 2002, PACC used $59.7 million of cash to make a mandatory prepayment of debt under the bank senior loan agreement. In addition, as of December 31, 2001, PACC had $30.8 million of cash and cash equivalents restricted for debt service, which included principal of $6.5 million and interest of $24.3 million due in January 2002. These PACC cash restrictions have been significantly modified and the secured account structure eliminated under the amended and restated common security agreement due to the Sabine restructuring as explained above.

  Cash Flows from Operating Activities


   Net cash used in operating activities for the nine months ended September 30, 2002 was $31.1 million compared to net cash provided from operations of $383.1 million in the corresponding period of 2001. The use of cash for operating activities in 2002 as compared to the provision of cash from operations in 2001 is mainly attributable to weak market conditions which resulted in poor operating results. Working capital as of September 30, 2002 was $219.6 million, a 1.34-to-1 current ratio, versus $429.2 million as of December 31, 2001, a 1.69-to-1 current ratio. The decrease in working capital included the use of approximately $203 million of available cash, excluding initial public offering proceeds, to repay long-term debt. Our cash investment in hydrocarbon working capital at September 30, 2002 remained approximately $50 million above our normalized operating level due primarily to timing of crude oil purchases and product receipts. This incremental investment is believed to be recoverable in the ordinary course of business.



   As of September 30, 2002, we have increased our reserve for uncollectible accounts receivable to $3.2 million primarily in response to increased risk with respect to our wholesale customers caused by the continued downturn of the U.S. economy.


   Net cash provided by operating activities for the year ended December 31, 2001 was $440.0 million compared to $141.4 million for the year ended December 31, 2000 and $105.4 million for the year ended December 31, 1999. Cash flows from operating activities for the year ended December 31, 2000 and 2001 were mainly impacted by the improvement in cash earnings. Cash flows from operating activities for the year ended December 31, 1999 were mainly impacted by a significant working capital benefit offset by the effects of poor refining margins on cash earnings. Working capital as of December 31, 2001 was $429.2 million, a 1.69:1 current ratio, compared to $261.1 million as of December 31, 2000, a 1.39:1 current ratio.


   In 1999, we sold crude oil linefill in the pipeline system supplying the Lima refinery to Koch Supply and Trading LP, or Koch. As part of an agreement with Koch, we were required to repurchase approximately 2.7 million barrels of crude oil in this pipeline system in September 2002. On October 1, 2002, Morgan Stanley Capital Group Inc., or MSCG, purchased the 2.7 million barrels of crude oil from Koch in lieu of our purchase obligation. We have agreed to purchase those barrels of crude oil from MSCG upon termination of our agreement with them, at then current market prices as adjusted by certain predetermined contract provisions. The initial term of the contract continues until October 1, 2003, and thereafter, automatically renews for additional 30-day periods unless terminated by either party. We have hedged the economic price risk related to the repurchase obligation through the purchase of exchange traded futures contracts.



   Clark Retail Group, Inc. and its wholly owned subsidiary, Clark Retail Enterprises, Inc., or CRE, filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code on October 15, 2002. As part of the sale of our retail business to CRE in July 1999, we assigned approximately 170 leases and subleases of retail stores to CRE. We remain jointly and severally liable for CRE's obligations under these leases, including payment of rent and environmental cleanup responsibilities for releases of petroleum occurring during the term of the leases. Should CRE reject some or all of these leases, we may become responsible for these obligations. We are currently evaluating what the financial impact on us will be if we are forced to assume liability for the rent and cleanup obligations under a significant number of these leases. Should any of these leases revert to us, we will attempt to reduce the potential liability by subletting or reassigning the leases.


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   As of December 31, 2001, our future minimum lease payments under non-cancelable operating leases were as follows (in millions): 2002--$8.0, 2003--$7.4, 2004--$6.0, 2005--$5.7, 2006--$5.3, and $3.6 in the aggregate thereafter.

  Cash Flows from Investing Activities


   Cash flows used in investing activities in the nine months ended September 30, 2002 were $91.8 million as compared to $99.0 million in the year-earlier period. Activity in both the nine months ended September 30, 2002 and 2001 primarily reflect capital expenditures. The cash and cash equivalents restricted for investment in capital addition for the nine months ended September 30, 2002 of $5.5 million reflected the portion of an original $10.0 million in Ohio state revenue bonds that were utilized for solid waste and wastewater capital projects at the Lima refinery.


   Cash flows used in investing activities for the year ended December 31, 2001 were $153.4 million as compared to $375.3 million for the year ended December 31, 2000 and $316.3 million for the year ended December 31, 1999. The years ended December 31, 2000 and 1999 reflected higher capital expenditures related to the heavy oil upgrade project. Net cash flows provided by investing activities in 1999 included the sale of the retail division for $214.8 million and the sale of the terminals for $33.7 million.


   We classify our capital expenditures into two categories, mandatory and discretionary. Mandatory capital expenditures, such as for turnarounds and maintenance, are required to maintain safe and reliable operations or to comply with regulations pertaining to soil, water and air contamination or pollution and occupational, safety and health issues. We estimate that total mandatory capital and turnaround expenditures will average approximately $100 million per year over the next five years. This estimate includes the capital costs necessary to comply with environmental regulations, except for Tier 2 gasoline standards, on-road diesel regulations and the MACT II regulations described below. Our total mandatory capital and refinery maintenance turnaround expenditure budget, excluding Tier 2 gasoline standards, on-road diesel regulations and the MACT II regulations is approximately $65 million in 2002, of which $56.8 million has been spent as of September 30, 2002. Discretionary capital expenditures are undertaken by us on a voluntary basis after thorough analytical review and screening of projects based on the expected return on incremental capital employed. Discretionary capital projects generally involve an expansion of existing capacity, improvement in product yields and/or a reduction in operating costs. Accordingly, total discretionary capital expenditures may be less than budget if cash flow is lower than expected and higher than budget if cash flow is better than expected. Our discretionary capital expenditure budget is approximately $30 million in 2002, of which $15.2 million has been spent as of September 30, 2002. We plan to fund both mandatory and discretionary capital expenditures for 2002 with available cash and cash flows from operations.


   Capital expenditures for the year ended December 31, 2001 were $296.2 million lower than the same period in 2000, principally due to the completion of the construction of the refinery upgrade project. Turnaround costs increased $17.7 million in 2001 due to expenditures in 2001 for planned maintenance at the Port Arthur and Lima refineries while 2000 reflected only the planned maintenance turnaround on the crude unit at Port Arthur. Capital expenditures for property, plant and equipment totaled $94.5 million in 2001, $390.7 million in 2000 and $438.2 million in 1999. Expenditures for property, plant and equipment included $19.0 million, $346.0 million, and $387.6 million in 2001, 2000 and 1999, respectively, related to the Port Arthur heavy oil upgrade project. Expenditures for property, plant and equipment related to mandatory capital expenditures were $37.5 million in 2001, $33.2 million in 2000 and $27.7 million in 1999. Expenditures for refinery maintenance turnarounds totaled $49.2 million in 2001, $31.5 million in 2000 and $77.9 million in 1999, with the Lima refinery undergoing its first major turnaround in 1999 since its acquisition in 1998.


   In addition to mandatory capital expenditures, we expect to incur approximately $545 million over the next five years in order to comply with environmental regulations discussed below. The Environmental Protection Agency, or EPA, has promulgated new regulations under the Clean Air Act that establish stringent sulfur content specifications for gasoline and on-road diesel fuel designed to reduce air emissions from the use of these products.


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


   Tier 2 Motor Vehicle Emission Standards. In February 2000, the EPA promulgated the Tier 2 Motor Vehicle Emission Standards Final Rule for all passenger vehicles, establishing standards for sulfur content in gasoline.
These regulations mandate that the average sulfur content of gasoline for highway use produced at any refinery not exceed 30 ppm during any calendar year by January 1, 2006, phasing in beginning on January 1, 2004. We currently expect to produce gasoline under the new sulfur standards at the Port Arthur refinery prior to January 1, 2004 and, as a result of the corporate pool averaging provisions of the regulations, will not be required to meet the new sulfur standards at the Lima refinery until July 1, 2004, a six month deferral. A further delay in the requirement to meet the new sulfur standards at the Lima refinery through 2005 may be possible through the purchase of sulfur allotments and credits which arise from a refiner producing gasoline with a sulfur content below specified levels prior to the end of 2005, the end of the phase-in period. There is no assurance that sufficient allotments or credits to defer investment at the Lima refinery will be available, or if available, at what cost. We believe, based on current estimates and on a January 1, 2004 compliance date for both the Port Arthur and Lima refineries, that compliance with the new Tier 2 gasoline specifications will require capital expenditures for the Lima and Port Arthur refineries in the aggregate through 2005 of approximately $255 million, an increase of $79 million from 2001 year-end estimates. We have completed detailed engineering studies that have resulted in revised cost estimates based on refined implementation plans. Future revisions to these cost estimates may be necessary. More than 95% of the total investment to meet the Tier 2 gasoline specifications is expected to be incurred during 2002 through 2004 with the greatest concentration of spending occurring in 2003.



   Low Sulfur Diesel Standards. In January 2001, the EPA promulgated its on-road diesel regulations, which will require a 97% reduction in the sulfur content of diesel fuel sold for highway use by June 1, 2006, with full compliance by January 1, 2010. Regulations for off-road diesel requirements are pending. We estimate capital expenditures in the aggregate through 2006 required to comply with the diesel standards at our Port Arthur and Lima refineries of approximately $245 million, an increase of $20 million from previous estimates. The revised estimate is based on additional engineering studies and may be revised further as we move towards finalization of our implementation strategy. More than 95% of the projected investment is expected to be incurred during 2004 through 2006 with the greatest concentration of spending occurring in 2005. Since the Lima refinery does not currently produce diesel fuel to on-road specifications, we are considering an acceleration of the low-sulfur diesel investment at the Lima refinery in order to capture this incremental product value. If the investment is accelerated, production of the low-sulfur fuel is possible by the first quarter of 2005.



   Maximum Available Control Technology. On April 11, 2002, the EPA promulgated regulations to implement Phase II of the petroleum refinery Maximum Achievable Control Technology rule under the federal Clean Air Act, referred to as MACT II, which regulates emissions of hazardous air pollutants from certain refinery units. We expect to spend approximately $45 million in the next three years related to these new regulations with the greatest concentration of spending evenly spread out over 2003 and 2004. We are performing some tests at our Lima refinery that will determine if we currently meet the MACT II standards. If the tests confirm this compliance then our MACT II spending can be reduced to $25 million. We should know the results of these tests for our year-end 2002 reporting.



   Our budget for complying with Tier 2 gasoline standards, on-road diesel regulations and the MACT II regulations is approximately $64 million in 2002, of which $25.5 million has been spent as of September 30, 2002. It is our intention to fund expenditures necessary to comply with these new environmental standards with cash flow from operations. However, if the average market environment experienced in the first nine months of 2002 continues, it may not be possible for us to generate sufficient cash flow from operations to meet these obligations. Accordingly, we are evaluating our implementation plans.


   In conjunction with the work being performed to comply with the above regulations, we have initiated a project to expand the Port Arthur refinery to 300,000-400,000 barrels per day of crude oil throughput capacity. A feasibility study is underway and the ultimate scope and outcome of this project has yet to be determined. We are also evaluating projects to reconfigure the Lima refinery to process a more sour and heavier crude slate. This initiative is in a very preliminary stage.

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  Cash Flows from Financing Activities


   Cash flows used in financing activities were $251.8 million for the nine months ended September 30, 2002 compared to $57.8 million in the prior year for the same period. In 2002, Premcor Inc. received total net proceeds of $482.0 million from the sale of its common stock, which consisted of net proceeds of $462.6 million from an initial public offering of 20.7 million shares of its common stock, $19.1 million from the concurrent sales of 850,000 shares of common stock in the aggregate to Thomas D. O'Malley, its chairman of the board, chief executive officer and president, and two of its directors, and $0.3 million from the exercise of stock options under its stock option plans. The proceeds from the initial public offering and concurrent sales are committed to reducing the long-term debt of Premcor Inc.'s subsidiaries. As of September 30, 2002, Premcor Inc. had contributed $442.9 million to its subsidiaries for the early repayment of debt, of which $234.6 million was contributed to us. In addition, Premcor USA contributed $13.5 million to us.



   In 2002, we redeemed a portion of our long-term debt totaling $443.3 million in principal. In June 2002, we redeemed the remaining $150.4 million of our 91/2% Senior Notes due September 15, 2004 at par from capital contributions received from Premcor Inc. We also made principal payments of $1.0 million on our outstanding capital lease.



   In January 2002, PACC made a $66.2 million principal payment on its bank senior loan agreement with $59.7 million representing a mandatory prepayment pursuant to the common security agreement and secured account structure. In June 2002, PACC prepaid the remaining balance of $221.4 million on the bank senior loan agreement at a $0.9 million premium, with an $84.2 million net capital contribution from Premcor Inc. and available cash. In the third quarter of 2002, PACC made a mandatory $4.3 million principal payment on its 121/2% Senior Notes due 2009.



   Cash and cash equivalents restricted for debt service increased by $21.1 million, of which an increase of $45.2 million related to future principal payments and is included in cash flows from financing activity and a decrease of $24.1 million related to future interest payments and is included in cash flows from operating activities. The increase in the amount restricted for principal payments mainly reflected the new requirement under the amended and restated common security agreement to maintain a $45.0 million debt service reserve at all times.





   In 2002, we incurred deferred financing costs of $11.4 million related to the consent process that permitted the Sabine restructuring, the registration of the PACC 12 1/2% Senior Notes with the Securities and Exchange Commission following the restructuring, and the waiver related to insurance coverage required under the common security agreement.



   In September 2001, we repurchased in the open market $21.3 million in face value of our 9 1/2% Senior Notes and recorded a gain of $0.8 million related to this repurchase. The gain included a discount of $1.0 million offset by a write-off of associated deferred financing costs of $0.2 million. In September 2001, PRG made a capital contribution of $25.8 million to Premcor USA of which $25.0 million was utilized by Premcor USA to repurchase a portion of its long-term debt and exchangeable preferred stock in the open market and $0.8 million was for interest payments on Premcor USA's long-term debt.



   After giving effect to the long-term debt repayments and the Sabine restructuring, as of September 30, 2002, we are required to make the following principal payments on our long-term debt: $0.7 million in the remainder of 2002; $46.0 million in 2003; $234.5 million in 2004; $38.5 million in 2005;
$46.4 million in 2006; $318.4 million in 2007; and $201.9 million in the aggregate thereafter. We continue to review alternatives to extend the maturities of our long-term indebtedness. Although these alternatives may include the issuance of additional long-term debt, no transaction involving the incurrence of additional indebtedness for the purpose of extending maturities is being pursued at this time. Additionally, we continue to evaluate the most efficient use of capital and, from time to time, depending upon market conditions, may seek to purchase certain of our outstanding debt


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

securities in the open market or by other means, in each case to the extent permitted by existing covenant restrictions.

   Cash flows used in financing activities for the year ended December 31, 2001 were $55.3 million as compared to cash flow provided by financing activities of $200.1 million for the year ended December 31, 2000 and $348.4 million for the year ended December 31, 1999. The cash provided by financing activity in 2000 and 1999 included proceeds from our bank senior loan agreement, 121/2% senior secured notes, and shareholder contributions received pursuant to capital contribution agreements that were all used to fund the heavy oil upgrade project. There were no similar proceeds in the year ended December 31, 2001. In September 2001, we repurchased $21.3 million in face value of our long-term debt. The total cost of this open market purchase was $20.3 million.

   As of December 31, 2001, PRG was party to a credit agreement which provided for the issuance of letters of credit up to the lesser of $650 million or the amount of a borrowing base calculated with respect to PRG's cash and eligible cash equivalents, eligible investments, eligible receivables, eligible petroleum inventories, paid but unexpired letters of credit, and net obligations on swap contracts. The credit agreement provided for direct cash borrowings up to $50 million. Borrowings under the credit agreement were secured by a lien on substantially all of PRG's cash and cash equivalents, receivables, crude oil and refined product inventories and trademarks. The borrowing base associated with such facility at December 31, 2001 was $620.7 million with $295.3 million of the facility utilized for letters of credit. As of December 31, 2001, there were no direct cash borrowings under the credit agreement. PRG was in compliance with all financial covenants as of December 31, 2001.

   As part of the Sabine restructuring, PACC terminated its Winterthur International Insurance Company Limited oil payment guaranty insurance policy, which had guaranteed Maya crude oil purchase obligations made under a long-term agreement with PMI Comercio Internacional, S.A. de C.V., or PMI. PACC also terminated its $35 million bank working capital facility, which primarily supported non-Maya crude oil purchase obligations. As such, all PACC crude oil purchase obligations are now supported under an amended PRG working capital facility.


   In May 2002, PRG amended its $650 million credit agreement to allow for the PACC crude oil purchase obligations. As amended, the $650 million limit can be increased by $50 million at the request of PRG upon securing additional commitments. Borrowings under the credit agreement are secured by a lien on substantially all of our cash and cash equivalents, receivables, crude oil and refined product inventories and trademarks. The borrowing base associated with such facility at September 30, 2002 was $797.1 million with $520.2 million of the facility utilized for letters of credit. As of September 30, 2002, there were no direct cash borrowings under the credit agreement.


   The credit agreement contains covenants and conditions that, among other things, limit our dividends, indebtedness, liens, investments and contingent obligations. We are also required to comply with certain financial covenants, including the maintenance of working capital of at least $150 million, the maintenance of tangible net worth of at least $400 million, as amended, and the maintenance of minimum levels of balance sheet cash (as defined therein) of $75 million at all times. The covenants also provide for a cumulative cash flow test that from July 1, 2001 must not be less than zero. In March 2002, we received a waiver regarding the maintenance of the tangible net worth covenant, which allows for the exclusion of $120 million for the pretax restructuring charge related to the closure of the Hartford refinery.

   PRG has a number of other long-term debt instruments, which subject it to significant financial and other restrictive covenants. Covenants contained in various indentures, credit agreements, and term loan agreements place restrictions on, among other things, our subsidiaries' ability to incur additional indebtedness, place liens upon our subsidiaries' assets, pay dividends or make certain other restricted payments and investments. Some debt instruments also require our subsidiaries to satisfy or maintain certain financial condition tests.

   Funds generated from operating activities together with existing cash, cash equivalents and short-term investments and proceeds from asset sales are expected to be adequate to fund existing requirements for working

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capital and capital expenditure programs for the next year. Due to the commodity nature of our products, our operating results are subject to rapid and wide fluctuations. While we believe that our operating philosophies will be sufficient to provide us with adequate liquidity through the next year, there can be no assurance that market conditions will not be worse than anticipated. Future working capital, discretionary capital expenditures, environmentally mandated spending and acquisitions may require additional debt or equity capital.


Accounting Standards

  Critical Accounting Standards

   Contingencies. We account for contingencies in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 5 ("SFAS No.5"), Accounting for Contingencies. SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to the issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies such as environmental, legal and income tax matters require us to use our judgment. While we believe that our accruals for these matters are adequate, if the actual loss from a loss contingency is significantly different than the estimated loss, our results of operations may be over or understated.

   Major Maintenance Turnarounds. The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has issued an exposure draft of a proposed statement of position, or SOP, entitled Accounting for Certain Costs and Activities Related to Property, Plant and Equipment. If adopted as proposed, this SOP would require companies to expense as incurred turnaround costs, which it terms as "the non-capital portion of major maintenance costs." Adoption of the proposed SOP would also require that any existing unamortized turnaround costs be expensed immediately. A turnaround is a periodically required standard procedure for maintenance of a refinery that involves the shutdown and inspection of major processing units and generally occurs every three to five years. Turnaround costs include actual direct and contract labor, and material costs for the overhaul, inspection, and replacement of major components of refinery processing and support units performed during the turnaround. We currently amortize turnaround costs, which are included in our consolidated balance sheets in "Other Assets," on a straight-line basis over the period until the next scheduled turnaround, beginning the month following completion. The amortization of turnaround costs is presented as "Amortization" on our consolidated statements of operations.


   The proposed SOP, if made final, would require adoption for fiscal years beginning after June 15, 2002. If this proposed change had been in effect at September 30, 2002, we would have been required to write-off unamortized turnaround costs of approximately $97 million. Unamortized turnaround costs will change throughout the year as maintenance turnarounds are performed and past maintenance turnarounds are amortized. If adopted in its present form, charges related to this proposed change would be recorded in the first quarter 2003 and would be reported as a cumulative effect of an accounting change, net of tax, in the consolidated statements of operations.



   Impairment of Long-Lived Assets. In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The implementation of SFAS 144 did not have a material impact on our financial position or results of operations.



   Inventories. Inventories for our company are stated at the lower of cost or market. As of January 1, 2002, cost is determined under the LIFO method for hydrocarbon inventories including crude oil, refined products, and


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blendstocks. Prior to this date the cost of Sabine's hydrocarbon inventories was determined under the first-in, first-out, or FIFO, method. The cost of warehouse stock and other inventories is determined under the FIFO method. Any reserve for inventory cost in excess of market value is reversed if physical inventories turn and prices recover above cost. At December 31, 2001 the replacement cost (market value) of our crude oil and refined product inventories exceeded its carrying value by $4.9 million. We had 15.4 million barrels of crude oil and refined product inventories at December 31, 2001 with an average cost of $19.09 per barrel. If the market value of these inventories had been lower by $1 per barrel at December 31, 2001, we would have been required to write-down the value of our inventory by $10.5 million. If prices decline from year-end 2001 levels, we may be required to write-down the value of our inventories in future periods.



  New Accounting Standards



   On January 1, 2002, we adopted Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The adoption of these standards did not have a material impact on our financial position and results of operations; however, SFAS No. 144 was utilized in the accounting for our announced intention to discontinue refining operations at the Hartford, Illinois refinery.



   In July 2001, the Financial Accounting Standards Board, or FASB, approved SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses when a liability should be recorded for asset retirement obligations and how to measure this liability. The initial recording of a liability for an asset retirement obligation will require the recording of a corresponding asset that will be required to be amortized. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The implementation of SFAS No. 143 is not expected to have a material impact on our financial position or results of operations.



   In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from the Extinguishment of Debt; SFAS No. 44, Accounting for Intangible Assets of Motor Carriers; and SFAS No. 64, Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also amends SFAS No. 13, Accounting for Leases, as it relates to sale-leaseback transactions and other transactions structured similar to a sale-leaseback as well as amends other pronouncements to make various technical corrections. The provisions of SFAS No. 145 as they relate to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provision of this statement related to the amendment to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements on or after May 15, 2002. As permitted by the statement, we have elected early adoption of SFAS 145 and, accordingly, have included the loss on extinguishment of debt in "Income from continuing operations" as opposed to as an extraordinary item, net of taxes, below "Income from continuing operations" in our Statement of Operations.





   In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires the recognition of liabilities at fair value that are associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such liabilities include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activities. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We will adopt SFAS No. 146 for all restructuring, discontinued operations, plant closings or other exit or disposal activities initiated after December 31, 2002.




Quantitative and Qualitative Disclosures About Market Risk

   The risk inherent in our market risk sensitive instruments and positions is the potential loss from adverse changes in commodity prices and interest rates. None of our market risk sensitive instruments are held for trading.

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  Commodity Risk

   Our earnings, cash flow and liquidity are significantly affected by a variety of factors beyond our control, including the supply of, and demand for, commodities such as crude oil, gasoline and other refined products. The demand for these refined products depends on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, planned and unplanned downtime in refineries, pipelines and production facilities, production levels, the availability of imports, the marketing of competitive fuels and the extent of government regulation. As a result, crude oil and refined product prices fluctuate significantly, which directly impacts our net sales and operating revenues and costs of goods sold.

   The movement in petroleum prices does not necessarily have a direct long-term relationship to net income. The effect of changes in crude oil prices on our operating results is determined more by the rate at which the prices of refined products adjust to reflect such changes. We are required to fix the price on our crude oil purchases approximately two to three weeks prior to the time when the crude oil can be processed and sold. As a result, we are exposed to crude oil price movements relative to refined product price movements during this period. In addition, earnings may be impacted by the write-down of our inventory cost to market value when market prices drop dramatically compared to our inventory cost. These potential write-downs may be recovered in subsequent periods as our inventories turn and market prices rise. If prices decline dramatically near the end of a period, we may be required to write-down the value of our inventories in future periods. In 1997 and 1998 the market value of our petroleum inventory was below original cost, which resulted in a write-down of inventory to fair market value. The write-down was fully recovered in 1999 when market values increased. Earnings may continue to be impacted by these write-downs, or recovery of write-downs, to market value.

   As of December 31, 2001, we had 15.4 million barrels of crude oil and refined product inventories. We had 12.6 million barrels of crude oil and refined product inventories that were valued under the LIFO inventory method with an average cost of $20.32 per barrel. As of December 31, 2001, the replacement cost (market value) of this inventory exceeded its carrying value by $4.9 million. If the market value of these inventories had been lower by $1 per barrel as of December 31, 2001, we would have been required to write-down the value of our inventory by $7.7 million. We had 2.8 million barrels of crude oil and refined product inventories that were valued under the first-in, first-out, or FIFO, inventory method with an average cost of $13.58 per barrel. The carrying value of this inventory approximated replacement cost (market value). If the market value of these inventories had been lower by $1 per barrel we would have been required to write-down the value of our inventory by $2.8 million.

   As of December 31, 2000, we had 18.0 million barrels of crude oil and refined product inventories. We had 15.6 million barrels of crude oil and refined product inventories that were valued under the LIFO inventory method with an average cost of $19.94 per barrel. The replacement cost (market value) of this inventory exceeded its carrying value by $100.8 million. If the market value of these inventories had been lower by $1 per barrel as of December 31, 2000, we would not have been required to write-down the value of our inventory and would not have had to record a write-down unless market was lower by over $7 per barrel. We had 2.4 million barrels of crude oil and refined product inventories that were valued under the FIFO inventory method with an average cost of $18.38 per barrel. If the market value of these inventories had been lower by $1 per barrel we would have been required to write-down the value of our inventory by $2.4 million.

   As of January 1, 2002, all of our hydrocarbon inventories were valued using the LIFO method. Our inventories that are valued under the LIFO method are more susceptible to a material write-down when prices decline dramatically. If prices decline from year-end 2001 levels, we may be required to write-down the value of our LIFO inventories in future periods.

   The nature of our business leads us to maintain a substantial investment in petroleum inventories. Since petroleum feedstocks and products are essentially commodities, we have no control over the changing market value of our investment. We manage the impact of commodity price volatility on our hydrocarbon inventory position by, among other methods, determining a volumetric exposure level that we consider appropriate and

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consistent with normal business operations. This target inventory position includes both titled inventory and fixed price purchase and sale commitments. The portion of our current target inventory position consisting of sales commitments netted against fixed price purchase commitments amounts to a net long inventory position of approximately 4 million barrels.



   Prior to the second quarter of 2002, we did not generally price protect any portion of our target inventory position. However, although we continue to generally leave the titled portion of our inventory position target fully exposed to price fluctuations, beginning in the second quarter of 2002, we began to actively mitigate some or all of the price risk related to our target level of fixed price purchase and sale commitments. These risk management decisions are based on the relative level of absolute hydrocarbon prices. The cumulative economic effect of our risk management strategy in the second and third quarter of 2002 resulted in an approximate $11 million loss as measured against a fully exposed fixed price commitment target. In the first quarter of 2002, we benefited by approximately $30 million from having our fixed price commitment target fully exposed in a rising absolute price environment.


   We use several strategies to minimize the impact on profitability of volatility in feedstock costs and refined product prices. These strategies generally involve the purchase and sale of exchange-traded, energy-related futures and options with a duration of six months or less. To a lesser extent we use energy swap agreements similar to those traded on the exchanges, such as crack spreads and crude oil options, to better match the specific price movements in our markets as opposed to the delivery point of the exchange-traded contract. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. Such purchases and sales are closely managed and subject to internally established risk standards. The results of these price risk mitigation activities affect refining cost of sales and inventory costs. We do not engage in speculative futures or derivative transactions.


   We prepared a sensitivity analysis to estimate our exposure to market risk associated with derivative commodity positions. This analysis may differ from actual results. The fair value of each derivative commodity position was based on quoted futures prices. As of September 30, 2002, a 10% change in quoted futures prices would result in an $8.8 million change to the fair market value of the derivative commodity position and correspondingly the same change in operating income. As of December 31, 2001, a 10% change in quoted futures prices would result in an $8.1 million change to the fair market value of the derivative commodity position and correspondingly the same change in operating income.


  Interest Rate Risk


   During 2002, as of September 30, we repaid $443.3 million of our long-term debt, leaving an outstanding balance, including current maturities, of $885.2 million at September 30, 2002. Our primary interest rate risk is associated with our long-term debt. We manage this interest rate risk by maintaining a high percentage of our long-term debt with fixed rates. The weighted average interest rate on our fixed rate long-term debt is slightly over 10%. We are subject to interest rate risk on our floating rate loans and any direct borrowings under our credit facility. As of September 30, 2002, a 1% change in interest rates on our floating rate loans, which totaled $250 million, would result in a $2.5 million change in pretax income on an annual basis. As of December 31, 2001, a 1% change in interest rate on the floating rate loans, which totaled $538 million, would result in a $5.4 million change in pretax income on an annual basis. As of September 30, 2002 and December 31, 2001, there were no borrowings under our credit agreement.


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                               INDUSTRY OVERVIEW

   Oil refining is the process of separating hydrocarbon atoms present in crude oil and converting them into usable finished petroleum products. There are approximately 150 oil refineries operating in the United States. The refining industry is characterized by capacity shortage, high utilization, and reliance on imported products to meet demand for finished petroleum products. This overview explains the basics of the refining process and certain factors that influence our industry.

Refining Basics

   Refineries are uniquely designed to process specific crude oils into selected products. In general, the different process units inside a refinery perform one of three functions:

  .   separate the many types of hydrocarbons present in crude oil;

  . chemically convert the separated hydrocarbons into more desirable products; and

  .   treat the products by removing unwanted elements and compounds.

   Each step in the refining process is designed to maximize the value of the feedstocks, particularly the raw crude oil.

   The first refinery units to process raw crude oil are typically the atmospheric and vacuum distillation units. Crude oil is separated by boiling point in the distillation units under high heat and low pressure and recovered as hydrocarbon fractions. The lowest boiling fractions, including gasoline and liquefied petroleum gas, vaporize and exit the top of the atmospheric distillation unit. Medium boiling liquids, including jet fuel, kerosene and distillates such as home heating oil and diesel fuel, are drawn from the middle. Higher boiling liquids, called gas oils and the highest boiling liquids, called residuum, are drawn together from the bottom and separated in the vacuum distillation unit. The various fractions are then pumped to the next appropriate unit in the refinery for further processing into higher-value products.

   The next step in the refining process is to convert the hydrocarbon fractions into distinct products. One of the ways of accomplishing this is through "cracking," a process that breaks or cracks higher boiling fractions into more valuable products such as gasoline, distillate and gas oil. The most important conversion units are the coker, the FCC unit, and the hydrocracker. Thermal cracking is accomplished in the coker, which upgrades residuum into naphtha, which is a low-octane gasoline fraction, distillate, and gas oil. The FCC unit converts gas oil from the crude distillation units and coker into liquefied petroleum gas, gasoline, and distillate by applying heat in the presence of a catalyst. The hydrocracker receives feedstocks from the coker, FCC and crude distillation units. This unit converts lower value intermediate products into gasoline, naphtha, kerosene, and distillates under very high pressure in the presence of hydrogen and a catalyst.

   Finally, the intermediate products from the distillation and conversion processes are treated to remove impurities such as sulfur, nitrogen and heavy metals, and are processed to enhance octane, reduce vapor pressure, and meet other product specifications. Treatment is accomplished in hydrotreating units by heating the intermediates under high pressure in the presence of hydrogen and catalysts. Octane enhancement is accomplished primarily in a reformer. The reformer converts naphtha, or low-octane gasoline fractions, into higher octane gasoline blendstocks used in increasing the overall octane level of the gasoline pool. Vapor pressure reduction is accomplished primarily in an alkylation unit. The alkylation unit decreases the vapor pressure of gasoline blendstocks produced by the FCC and coker units through the conversion of light olefins to heavier, high-octane paraffins.

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Refinery Products

   Major refinery products include:

   Gasoline. The most significant refinery product is motor gasoline. Various gasoline blendstocks are blended to achieve specifications for regular and premium grades in both summer and winter gasoline formulations. Refiners must also produce many grades of reformulated gasoline. Reformulated gasolines are special blends containing oxygenates, such as ethers or alcohols, that are tailored to areas of the country with severe ozone pollution. Additives are often used to enhance performance and provide protection against oxidation and rust formation.

   Distillate Fuels.  Distillates are diesel fuels and domestic heating oils.

   Kerosene. Kerosene is a refined middle-distillate petroleum product that is used for jet fuel, cooking and space heating, lighting, solvents and for blending into diesel fuel.

   Petrochemicals. Many products derived from crude oil refining, such as ethylene, propylene, butylene and isobutylene, are primarily intended for use as petrochemical feedstock in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of products are produced for use as solvents, including benzene, toluene and xylene.

   Liquefied Petroleum Gas. Liquefied petroleum gases, consisting primarily of propane and butane, are produced for use as a fuel and an intermediate material in the manufacture of petrochemicals.

   Residual Fuels. Many marine vessels, power plants, commercial buildings and industrial facilities use residual fuels or combinations of residual and distillate fuels for heating and processing. Asphalts are also made from residual fuels and are used primarily for roads and roofing materials.

   Petroleum Coke. Petroleum coke, a by-product of the coking process, is almost pure carbon and has a variety of uses. Fuel grade coke is used primarily by power plants as fuel for producing electricity. Premium grades of coke low in sulfur and metal content are used as anodes for the manufacture of aluminum.

Crude Oil

   The quality of crude oil dictates the level of processing and conversion necessary to achieve the optimal mix of finished products. Crude oils are classified by their density (light to heavy) and sulfur content (sweet to sour). Light sweet crude oils are more expensive than heavy sour crude oils because they require less treatment and produce a slate of products with a greater percentage of high-priced, light, refined products such as gasoline, kerosene and jet fuel. The heavy sour crude oils typically sell at a discount to the lighter, sweet crude oils because they produce a greater percentage of lower-value products with simple distillation and require additional processing to produce the higher-value light products. Consequently, refiners strive to process the optimal mix, or slate, of crude oils through their refineries, depending on each refinery's conversion and treating equipment, the desired product output, and the relative price of available crude oils.

Refinery Complexity

   Refinery complexity refers to a refinery's ability to process less-expensive feedstock, such as heavier and higher-sulfur content crude oils, into value-added products. Generally, the higher the complexity and more flexible the feedstock slate, the better positioned the refinery is to take advantage of the more cost-effective crude oils, resulting in incremental gross margin opportunities for the refinery.

Refinery Locations

   A refinery's location can have an important impact on its refining margins since a refinery's location can influence its ability to access feedstocks and distribute its products efficiently. There are five regions in the

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United States, as defined by the Petroleum Administration for Defense
Districts, or PADDs, that have historically experienced varying levels of refining profitability due to regional market conditions. For example, refiners located in the Gulf Coast operate in a highly competitive market due to the fact that this region (PADD III) accounts for approximately 37% of the total number of United States refineries and approximately 46% of the country's refining capacity. Alternatively, demand for gasoline and distillates has historically exceeded refining production by approximately 35% in the Midwest (PADD II). PADD I represents the East Coast, PADD IV the Rocky Mountains and PADD V is the West Coast.

Structure of Refining Companies

   Refiners typically are structured as part of an integrated oil company or as an independent entity. Integrated oil companies have upstream operations, which are concerned with the exploration and production of crude oil, combined with downstream, or refining, operations. An independent refiner has no source of proprietary crude oil production.

   Refiners primarily distribute their products as either wholesalers or retailers. Refiners who operate as wholesalers principally sell their refined products under spot and term contracts to bulk and truck rack customers. Wholesalers who sell their products on an unbranded basis are called "merchant refiners." Many refiners, both integrated and independent, distribute their refined products through their own retail outlets.

Economics of Refining

   Refining is primarily a margin-based business where both the feedstocks and refined finished products are commodities. Because operating expenses are relatively fixed, the refiners' goal is to maximize the yields of high-value products and to minimize feedstock costs.

   The industry uses a number of benchmarks to measure market values and margins:

   West Texas Intermediate. In the United States, West Texas Intermediate crude oil is the reference quality crude oil. West Texas Intermediate is a light sweet crude oil and the West Texas Intermediate benchmark is used in both the spot and futures markets.

   3/2/1 crack spread. Crack spreads are a proxy for refining margins and refer to the margin that would accrue from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then prevailing price. The 3/2/1 crack spread assumes three barrels of West Texas Intermediate crude oil will produce two barrels of regular unleaded gasoline and one barrel of high-sulfur diesel fuel. Average 3/2/1 crack spreads vary from region to region depending on the supply and demand balances of crude oils and refined products.

   Actual refinery margins vary from the 3/2/1 crack spread due to the actual crude oil used and products produced, transportation costs, regional differences, and the timing of the purchase of the feedstock and sale of the light products.

   High complexity refineries are able to utilize crude oils lower in cost than West Texas Intermediate. The economic advantage of these refineries is estimated by using the heavy/light and the sweet/sour differentials.

   Heavy/light differential. The heavy/light differential is the price differential between Maya, a heavy, sour crude oil, and West Texas Intermediate crude oil. Maya crude oil typically trades at a discount to West Texas Intermediate crude oil.

   Sweet/sour differential. The sweet/sour differential is the price differential between West Texas Sour, a medium sour crude oil and West Texas Intermediate crude oil. West Texas Sour crude oil trades at a discount to West Texas Intermediate crude oil. Typically, the sweet/sour differential is less than the heavy/light differential.

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   Product differentials.  Because refineries produce many other products that are not reflected in the crack spread, product differentials to regular unleaded gasoline and high-sulfur diesel are calculated to analyze the product mix advantage of a given refinery. Those refineries that produce relatively high volumes of premium products such as premium and reformulated gasoline, low-sulfur diesel fuel and jet fuel and relatively low volumes of by-products such as liquefied petroleum gas, residual fuel oil, petroleum coke, and sulfur have an economic advantage.

   Operating expenses. Major operating costs include employee labor, repairs and maintenance, and energy. Employee labor and repairs and maintenance are relatively fixed costs that generally increase proportional to inflation. By far, the predominant variable cost is energy and the most reliable price indicator for energy costs is the cost of natural gas.

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                                   BUSINESS

Overview


   We are one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, petroleum coke and other petroleum products in the United States. We own and operate two refineries in Port Arthur, Texas and Lima, Ohio with a combined crude oil throughput capacity of approximately 420,000 bpd. In late September 2002, we ceased operations at our Hartford, Illinois refinery and we are currently pursuing all options with respect to the sale or lease of the refinery. We sell petroleum products in the Midwest, the Gulf Coast, eastern and southeastern United States. We sell our products on an unbranded basis to approximately 750 distributors and chain retailers through our own product distribution system and an extensive third-party owned product distribution system, as well as in the spot market.



   For the nine months ended September 30, 2002, light products accounted for approximately 90% of our total product volume. For the same period, high-value, premium product grades, such as high octane and reformulated gasoline, low-sulfur diesel and jet fuel, which are the most valuable types of light products, accounted for approximately 41% of our total product volume. We supply, on an unbranded basis, a significant portion of our products to the growing "boutique" fuels market.


   We source our crude oil on a global basis through a combination of long-term crude oil purchase contracts, short-term purchase contracts and spot market purchases. The long-term contracts provide us with a steady supply of crude oil, while the short-term contracts and spot market purchases give us flexibility in obtaining crude oil. Since all three of our refineries have access, either directly or through pipeline connections, to deepwater terminals, we have the flexibility to purchase foreign crude oils via waterborne delivery or domestic crude oils via pipeline delivery. Our Port Arthur refinery, which possesses one of the world's largest coking units, can process 80% heavy sour crude oil. Approximately 80% of the crude oil supply to our Port Arthur refinery is lower cost heavy sour crude oil from Mexico, called Maya, most of which benefits from a mechanism intended to provide us with a minimum average coker gross margin and moderate fluctuations in coker gross margins during an eight-year period beginning April 1, 2001.




Recent Development



   On November 26, 2002, Premcor Inc. announced that it had executed a definitive agreement with The Williams Companies, Inc. for the purchase of the Williams Memphis, Tennessee refinery and related supply and distribution assets. The purchase price for the assets is $315 million plus the value of petroleum inventories at closing, which are currently estimated at approximately $150 million. The agreement also contains an earn-out provision that may result in additional consideration of $75 million for Williams over a seven-year period, depending on the level of industry refining margins during that period.



   The Memphis refinery has a rated crude oil capacity of 190,000 bpd but typically processes 170,000 bpd. Associated assets include two truck-loading racks; three petroleum terminals in West Memphis, Arkansas, Collierville, Tennessee, and Memphis; supporting pipeline infrastructure that transports both crude oil and refined products; crude oil tankage at St. James, Louisiana; and an 80-megawatt cogeneration plant adjacent to the refinery.



   Completion of the acquisition is subject to the satisfaction of certain conditions, including regulatory approvals. The refinery will be purchased by PRG and financed with proceeds from debt and common stock offerings. Currently, Premcor Inc. anticipates that the financing will be roughly a 50/50 split between debt and equity. The acquisition is expected to close during the first quarter of 2003.




Our Predecessors and Corporate Structure

   Clark USA, Inc., the predecessor of our ultimate parent company, Premcor Inc., was formed by TrizecHahn Corporation, or TrizecHahn, in 1988 to acquire a controlling interest in certain refining, distribution and

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marketing assets from the bankruptcy estate of Clark Oil & Refining
Corporation. Those assets, which included the Hartford refinery, a Blue Island, Illinois refinery and certain Clark USA retail operations and product terminals, were acquired by our predecessor, Clark Refining & Marketing, Inc., a wholly owned subsidiary of Clark USA. In November 1997, Blackstone acquired a majority interest in Clark USA from TrizecHahn. In 1999, Premcor Inc. was formed as Clark Refining Holdings, Inc., a holding company for 100% of the capital stock of Clark USA. In 2000, Clark Refining Holdings changed its name to Premcor Inc., Clark USA changed its name to Premcor USA Inc. and Clark Refining & Marketing, Inc. changed its name to The Premcor Refining Group Inc.

   In 1999, in connection with the financing of the heavy oil upgrade project at our Port Arthur refinery, Premcor Inc. acquired 90% of the capital stock of Sabine River Holding Corp., a new entity formed to be the general partner of PACC, the entity created to own and lease the assets comprising the heavy oil processing facility. Sabine also owns 100% of the capital stock of Neches River Holding Corp., which was formed to be the 99% limited partner of PACC. PACC entered into product purchase, service and supply agreements and facility, site and ground leases, and other arm's length arrangements with PRG as part of the heavy oil upgrade project.

   In connection with the Sabine restructuring, on June 6, 2002, Premcor Inc. consummated a share exchange with Occidental Petroleum Corporation whereby it received the remaining 10% of the common stock of Sabine. For a discussion of our relationship with Occidental, see "Related Party Transactions--Our Relationship with Occidental." Upon consummation of the share exchange with Occidental, Premcor Inc. contributed its ownership interest in Sabine to PRG and Sabine became a direct, wholly owned subsidiary of PRG.

The Transformation of Premcor


   Beginning in early 1995 and continuing after Blackstone acquired its controlling interest in Premcor Inc.'s predecessor in 1997, we completed several strategic initiatives that have significantly enhanced our competitive position, the quality of our assets, and our financial and operating performance. The following statements regarding our transformation include our Hartford refinery at which we ceased refining operations in late September 2002. For example, we:


   Divested our Non-core Assets to Focus on Refining. We divested our non-core assets during 1998 and 1999, generating net proceeds of approximately $325 million, which we reinvested into our refining business. In 1998, we sold minority interests in several crude oil and product pipelines. In July 1999, we sold our retail business, which included 672 company-operated, and over 200 franchised, gas convenience stores. Also in 1999, we sold the majority of our product distribution terminals.

   Acquired Additional Competitive Refining Capacity. We increased our crude oil throughput capacity from approximately 130,000 bpd to 490,000 bpd through the acquisition and subsequent upgrade of two refineries. In 1995, we significantly changed the character of our asset base by acquiring the Port Arthur refinery, which was then operating at a capacity of 178,000 bpd. In August 1998, we further expanded our refining capacity by acquiring the 170,000 bpd Lima refinery.

   Invested in Improving the Productivity of our Asset Base. We implemented capital projects to increase throughput and premium product yields and to reduce operating expenses within our refining asset base. Upon the acquisition of our Port Arthur refinery in 1995, we initially upgraded the facility to a capacity of 232,000 bpd. We recently completed construction and commenced operation of a heavy oil upgrade project at Port Arthur, further increasing its capacity to 250,000 bpd and significantly expanding its ability to process heavy sour crude oil. Since the acquisition of the Lima refinery in 1998, we have improved the product distribution logistics surrounding the refinery to allow the refinery to increase its throughput and more fully utilize that facility's 170,000 bpd capacity. We allocate capital to these projects based on a rigorous analysis of the expected return on capital. Based upon such a review of our 80,000 bpd Blue Island, Illinois refinery, we determined that, due to its poor competitive position as a relatively small refinery configured to process primarily light sweet crude oil, it would not have been able to meet our return on capital and free cash flow targets. As a result, we closed the Blue

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

Island refinery in January 2001. These productivity improvements, together with the acquisitions of our Port Arthur and Lima refineries, and the closure of non-competitive capacity strengthened our asset base, increased our coking capacity from 18,000 bpd to 121,000 bpd, increased our hydrocracking capacity from 41,000 bpd to 178,000 bpd and increased our capacity to process sour and heavy sour crude oil from 45,000 bpd in 1994 to 242,000 bpd, an approximate 400% increase.


   Improved our Operating, Safety and Environmental Performance. We have implemented a number of programs which increased the reliability of our operations and improved our safety performance resulting in a reduction of our "recordable injury" rate from 3.12 to 0.91 per 200,000 hours worked. In 2001, we appointed a director of reliability, established an internal benchmarking and best practices program, developed a root-cause analysis program and installed an automated maintenance management system. Over the last several years, we made significant expenditures to improve our safety and environmental record. As a result, we have significantly reduced our company-wide "recordable injuries" and "lost time injuries," each as defined by the Occupational Safety and Health Administration, or OSHA. We reduced our "recordable injury" rate by 71% from 1995 to September 2002. From our acquisition of the Lima refinery in July 1998 through the end of 2001 the refinery accumulated over approximately three million employee hours without a lost time injury. From August 1997 through the third quarter of 2001, our Port Arthur refinery accumulated over seven million employee hours without a lost time injury. The streak ended on October 4, 2001 when our Port Arthur refinery incurred its first lost time injury in over four years. According to the latest survey by the National Petrochemical & Refiners Association, or NPRA, which was conducted for year-end 1999, of the approximately 218 United States refining and chemical facilities included in the survey, only five such facilities had ever achieved the five million employee hour milestone. In addition, we have improved our environmental record, as evidenced by a 23% reduction of total air emissions per barrel of throughput since 1994.


   Expanded our Unbranded Petroleum Product Distribution Capabilities. We expanded and enhanced our capabilities to supply fuels on an unbranded basis to include the Midwest, Gulf Coast, southeastern and eastern United States, as well as to the growing boutique fuels markets within those regions. As part of the sale of our terminal operations, we gained access, subject to availability, to an extensive pipeline and terminal network for the distribution of products from each of our refineries.


   Reduced Operating Costs. We reduced our operating costs as evidenced by a reduction of our refining employees per thousand barrels from 7.2 to 3.5.



   Recruited and Developed an Experienced Management Team. We recruited a new chairman, chief executive officer and president with a proven track record of successfully operating, growing and enhancing shareholder value. Thomas D. O'Malley, the former chairman and chief executive officer of Tosco Corporation and former vice chairman and director of Phillips Petroleum Corporation with over 25 years of industry experience, became our chairman, chief executive officer and president in February 2002. Mr. O'Malley has assembled an executive management team, consisting of William E. Hantke, executive vice president and chief financial officer, who joined us in February 2002, Joseph D. Watson, who joined us in March 2002 as senior vice president and chief administrative officer and currently serves as our senior vice president--corporate development, and Henry M. Kuchta, executive vice president-refining and chief operating officer who joined us in April 2002. These executive officers have an average of almost twenty years experience in the energy and refining industry. In addition, our operational management team has an average of 26 years of energy industry experience.


Market Trends

   We believe that the outlook for the United States refining industry is attractive due to the following trends:

   Favorable Supply and Demand Fundamentals. We believe that the supply and demand fundamentals for refined petroleum products have improved since the late 1990s and will continue to improve. Decreasing petroleum product demand and deregulation of the domestic refining industry in the 1980s, along with new fuel

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

standards introduced in the early 1990s, contributed to years of decreasing domestic refining capacity. According to the Department of Energy's Energy Information Administration, or EIA, and the Oil and Gas Journal's 2001 Worldwide Refinery Survey, the number of United States refineries has decreased from a peak of 324 in 1981 to 143 in January 2002. The EIA projects that capacity additions at existing refineries will increase total domestic refining capacity at an annual rate of only 0.5% per year over the next two decades and that utilization will remain high relative to historic levels, ranging from 91% to 95% of design capacity. We believe that impending regulatory requirements will result in the rationalization of non-competitive refineries, further reducing refining supply.

   Net imports of petroleum products, largely from northwest Europe and Asia, have historically supplemented domestic refining supply shortfalls, accounting for a relatively consistent amount of approximately 7% of total United States supply over the last 15 years. We expect that imports will continue to occur primarily during periods when refined product prices in the United States are materially higher than in Europe and Asia.

   While refining capacity growth is expected by the EIA to be nominal, the EIA expects demand for petroleum products to continue to grow steadily at 1.3% per year over the next two decades. Almost 96% of the projected growth is expected to come from the increased consumption of light products including gasoline, diesel, jet fuel and liquefied petroleum gas.

   Increasing Supplies of Lower Cost Sour and Heavy Sour Crude Oil. We believe that increasing worldwide supplies of lower-cost sour and heavy sour crude oil will provide an increasing cost advantage to those refineries with complex configurations that are able to process these crude oils. Purvin & Gertz, an independent engineering firm, estimates that the total worldwide heavy sour crude oil production will increase by approximately 39% from 9.7 million bpd in 2000 to 13.5 million bpd in 2010, resulting in a continuation of the downward price pressure on these crude oils relative to benchmark West Texas Intermediate crude oil. Over the next several years, significant volumes of sour and heavy sour crude oils are expected to be imported into the United States, primarily from Latin America and Canada. Purvin & Gertz expects domestic imports of this production to increase from 3.0 million bpd presently to 5.3 million bpd by 2010.

   Increasing Demand for Specialized Refined Petroleum Products. We expect that products meeting new and evolving fuel specifications will account for an increasing share of total fuel demand, which may benefit refiners possessing the capabilities to blend and process these boutique fuels. As part of the Clean Air Act of 1990 and subsequent amendments, several major metropolitan areas in the United States with air pollution problems are required to use reformulated gasoline meeting certain environmental standards. According to the EIA, demand for reformulated gasoline and the oxygenates used in its production will increase from approximately 3.3 million bpd in 2000 to approximately 4 million bpd in 2010, accounting for approximately 40% of all annual gasoline sales. According to officials of the United States Department of Energy, the trend toward banning MTBE as a blendstock in reformulated gasoline will result in an annual reduction of the gasoline supply by 3% to 4%.

   Continued Consolidation of the Refining Sector. We believe that the continuing consolidation in the refining industry may create attractive opportunities to acquire competitive refining capacity. During the period from 1990 to 2001, the percentage of refining capacity owned by major integrated oil companies decreased from 66% to 62%. Many integrated oil companies divested refining assets rather than making costly investments to meet increasingly strict product specifications. During this same period, the percentage of refining capacity owned by the top ten owners of refining assets increased from 57% to 69% and the share held by independent refiners increased from 16% to 33%. New environmental regulations will require the refining sector to make substantial investments in refining assets and pollution control technologies. We believe these substantial costs will likely force many smaller inefficient refiners out of the market.

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

Competitive Strengths

   As a result of our transformation, we have developed the following strengths:

   Refining Focus. We are a "pure-play" refiner, without the obligation to supply our own retail outlets or the cost of supporting our own retail brand. As a result, we are free to supply our products into the distribution channel or market that we believe will maximize profit. We do not own any other assets or businesses, such as petroleum exploration and production or retail distribution assets, that compete for capital or management attention. Therefore, our capital and attention are focused on improving our existing refineries and acquiring additional competitive refining capacity. Although many of our competitors are integrated oil companies that are better positioned to withstand market volatility, such competitors are not fully able to capitalize on periods of strong refining margins. See "--Competition."

   Significant Refineries Located in Key Geographic Regions. Our Port Arthur and Lima refineries are logistically well located modern facilities of significant size and scope with access to a wide variety of crude oils and product distribution systems. Our access to key port locations on the Gulf Coast enables us to ship waterborne crude oil to our Midwest refineries via major pipeline systems. Our Midwest refineries provide us with a strong presence in the attractive PADD II market. These refineries also benefit from the facts that the Midwest region is dependent upon the import of supplies from outside the region and that the pipelines available to deliver products to the region are fully utilized, which effectively places a ceiling on external supply into the region, giving local refineries such as ours a logistical advantage. Therefore, any disruption in local refinery production or pipeline supply magnifies this supply shortage.

   Significant Capacity to Process Low-Cost Heavy Sour Crude Oil. Our Port Arthur refinery, which possesses one of the largest coking units in the world, can process 80% heavy sour crude oil which gives us a cost advantage over other refiners that are not able to process high volumes of these less expensive crude oils.


   Favorable Crude Oil Supply Contract with PEMEX Affiliate. We have a long-term heavy sour crude oil supply agreement with an affiliate of PEMEX that provides a stable and secure supply of Maya crude oil. This contract, which currently covers approximately one-third of our company-wide crude oil requirements, contains a mechanism intended to provide us with a minimum average coker gross margin and to moderate fluctuations in coker gross margins during an eight-year period beginning April 1, 2001. Essentially, if the formula-based coker gross margin set forth in the contract, which is calculated on a cumulative quarterly basis, results in a shortfall from the support amount of $15 per barrel, we receive discounts from the PEMEX affiliate. In the event that there is a recovery of a prior shortfall upon which we received a discount from the PEMEX affiliate, we would reimburse the PEMEX affiliate in the form of a crude oil premium. Since we are not required to pay premiums in excess of accumulated net shortfalls, we retain the benefit of net cumulative surpluses in our coker gross margins as compared to the support amount of $15 per barrel. For purpose of comparison, the $15 per barrel minimum average coker gross margin support amount equates to a WTI/Maya crude oil price differential of approximately $6 per barrel using market prices during the period from 1988 to September 2002, which slightly exceeds actual market differentials during that period. See "--Refinery Operations--Gulf Coast Operations--Port Arthur Refinery" for a further discussion of this contract.


   Experienced and Committed Growth-Oriented Management Team. Our chairman, chief executive officer and president, Thomas D. O'Malley, has a proven track record in the refining industry. From 1990 to 2001 Mr. O'Malley was chairman and chief executive officer of Tosco Corporation. During that period, Mr. O'Malley led Tosco Corporation through a period of significant growth in operations and shareholder returns through acquisitions. At Premcor, Mr. O'Malley has assembled an experienced and committed management team consisting of executives who have held management positions in growth-oriented organizations in the energy sector.

Business Strategies

   Our goal is to be a premier independent refiner and supplier of unbranded petroleum products in the United States and to be an industry leader in growing shareholder value. We intend to accomplish this goal, grow our business, enhance earnings and improve our return on capital by executing the following strategies, which we believe capitalize on our existing competitive strengths.

   Grow Through Acquisitions and Discretionary Capital Expenditure Projects at Our Existing Refineries. We intend to pursue timely and cost-effective acquisitions of crude oil refining capacity and undertake discretionary capital expenditure projects to improve, upgrade, and potentially expand our Port Arthur and Lima refineries. We will pursue opportunities that we believe will be promptly accretive to earnings and improve our return on capital, assuming historic average margins and crude oil differentials.

   We believe that the continuing consolidation in our industry, the strategic divestitures by major integrated oil companies and the rationalization of specific refinery assets by merging companies will present us with attractive acquisition opportunities. We are currently evaluating several refinery acquisitions, some of which may be significant. In addition, based upon our engineering and financial analysis, we have identified discretionary capital projects at our Port Arthur and Lima refineries that we believe should, if undertaken, be accretive to earnings and generate an attractive return on capital. For example, in conjunction with a project to comply with new diesel fuel specifications, we have initiated a project at our Port Arthur refinery to expand this refinery to 300,000 - 400,000 bpd. We are also currently evaluating potential projects to reconfigure our Lima refinery to process a more sour and heavier crude slate. The management team assembled by our new chairman, chief executive officer and president, Thomas D. O'Malley, has a proven track record of growing businesses via acquisitions, which we believe complements an existing strength of our organization. Since 1995, we have demonstrated our expertise in evaluating, structuring, implementing and integrating projects, as well as our acquisition and technical abilities by transforming our asset base through the acquisition of, and subsequent performance enhancement at, our Port Arthur and Lima refineries. We believe we are well situated to capitalize on these acquisitions and discretionary capital project opportunities.

   In executing the strategies outlined above, we want to own and operate refineries, whether they be our existing refineries or refineries we may acquire in the future, which not only prosper in good market conditions, but are resilient during downturns in the market. We believe this resiliency can be created by, among other things:

  . being a low-cost operator of safe and reliable refineries with a continuous focus on controlling costs;

  . having an inherent cost advantage due to lower feedstock costs, such as the cost advantage which comes from having significant sour and heavy sour crude oil processing capabilities;

  .   owning refineries in strategic geographic locations; and

  . having the capability to produce and distribute a variety of the fuels required by varying regional fuel specifications.

   Promote Operational Excellence in Safety and Reliability. We will continue to devote significant time and resources toward improving the safety and reliability of our operations. We will seek to increase operating performance through our commitment to our preventative maintenance program and to training and development programs such as our current "proactive manufacturing" and "defect elimination" programs. We will continue to emphasize safety in all aspects of our operations. We believe that a superior safety record is inherently tied to profitability and that safety can be measured and managed like all other aspects of our business. We have identified several projects designed to increase our operational excellence. For example, at our Port Arthur refinery we are pursuing a portfolio of projects designed to increase reliability. At Lima, we have identified and are implementing a number of projects designed to decrease energy consumption and improve safety.

   Create an Organization Highly Motivated to Enhance Earnings and Improve Return on Capital. We intend to create an organization in which employees are highly motivated to enhance earnings and improve return on capital. In order to create this motivation, we have adopted a new annual incentive program under which the annual bonus award for every employee in the organization is dependent to a substantial degree upon earnings. The primary parameter for determining bonus awards under the program for our executive officers and our senior level management team members is earnings. The program allows our executive officers and other senior management team members to earn annual bonus awards only if certain predetermined earnings levels are met, but provides significant bonus opportunities if those levels are exceeded. For the remainder of our employees, earnings is a substantial factor which determines whether a bonus pool is available for annual rewards. In approving annual awards under the program, the compensation committee of our board of directors will also consider our return on capital, and our environmental, health and safety performance.

Refinery Operations


   We have two refineries in two regions: our Port Arthur, Texas refinery comprises our Gulf Coast operations; our Lima, Ohio refinery comprises our Midwest operations.



   In late September 2002, we ceased operations at our Hartford, Illinois refinery. We have concluded that there is no economically viable manner of reconfiguring the refinery to produce fuels which meet new gasoline and diesel fuel specifications mandated by the federal government. We are pursuing all opportunities, including a sale of the refinery, to mitigate the loss of jobs and refining capacity in the Midwest. For a discussion of the pretax charge to earnings that we recorded in 2002 as a result of the closure of our Hartford refinery, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001--Refinery Restructuring and Other Charges--Hartford Refinery Closure."



   Our aggregate crude oil throughput capacity at our two refineries is 420,000 bpd. The configuration at each of our refineries is single-train coking, which means that each of our refineries has a single crude unit and a coker unit. The following table provides a summary of key data for our refineries, excluding the now closed Hartford refinery, as of September 30, 2002 and for the nine months then ended.


                               Refinery Overview


                                            Port Arthur,  Lima,
                                               Texas      Ohio    Combined
                                            ------------ -------  --------
      Crude distillation capacity (bpd)....   250,000    170,000  420,000
      Crude slate capability:
         Heavy sour........................        80%       -- %      48%
         Medium and light sour.............        20         10       16
         Sweet.............................        --         90       36
             Total.........................       100%       100%     100%
      Production
      Light products:
         Conventional gasoline.............      33.0%      53.6%    41.3%
         Premium and reformulated gasoline.       8.5        8.4      8.5
         Diesel fuel.......................      25.6       12.8     20.4
         Jet fuel..........................      11.0       16.2     13.1
         Petrochemical feedstocks..........       7.2        5.5      6.5
                                              -------    -------  -------
             Subtotal light products.......      85.3       96.5     89.8
      Petroleum coke and sulfur............      11.8        2.0      7.8
      Residual oil.........................       2.9        1.5      2.4
                                              -------    -------  -------
             Total production..............     100.0%     100.0%   100.0%
                                              =======    =======  =======


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

  Products

   Our principal refined products are gasoline, on and off-road diesel fuel, jet fuel, liquefied petroleum gas, petroleum coke and residual oil. Gasoline, on-road (low-sulfur) diesel fuel and jet fuel are primarily transportation fuels. Off-road (high-sulfur) diesel fuel is used mainly in agriculture and as railroad fuel. Liquefied petroleum gas is used mostly for home heating and as chemical and refining feedstocks. Petroleum coke, a by-product of the coking process, can be burned for power generation or used to process metals. Residual oil (slurry oil and vacuum tower bottoms) is used mainly as heavy industrial fuel, such as for power generation, or to manufacture roofing materials or create asphalt for highway paving. We also produce many unfinished petrochemical feedstocks that are sold to neighboring chemical plants at our Port Arthur and Lima refineries.

  Gulf Coast Operations

   The Gulf Coast, or PADD III, region of the United States, which is the largest PADD in the United States in terms of crude oil throughput capacity, is comprised of Alabama, Arkansas, Louisiana, Mississippi, New Mexico and Texas. According to the NPRA, 56 refineries were operating in PADD III as of December 31, 2001, with a total crude oil throughput capacity of approximately 7.5 million bpd.

   The market has historically had an excess supply of products, with the EIA estimating light product demand, as of December 31, 2001, at approximately 2.2 million bpd and light product production at approximately 6.0 million bpd. Approximately 62%, or 3.7 million barrels, is exported mainly to the eastern seaboard or midwest markets.

   Explorer, TEPPCO, Seaway and Phillips pipelines transport Gulf Coast product to markets located in the Midwest region, and the Colonial and Plantation pipelines transport products to markets located in the northeast and southeast United States. In addition to the product pipeline system, product can be shipped by barge and tanker to both the eastern seaboard and west coast markets.

  Port Arthur Refinery

   Our Port Arthur refinery is located on the Gulf Coast, which accounts for 47% of total domestic refining capacity and is one of the most competitive markets in the United States. We acquired the refinery from Chevron Products Company in February 1995. This refinery is located in Port Arthur, Texas approximately 90 miles east of Houston on a 4,000-acre site, of which less than 1,500 acres are occupied by refinery assets. Since acquiring the refinery, we have increased the crude oil throughput capacity from approximately 178,000 bpd to its current 250,000 bpd and expanded the refinery's ability to process heavy sour crude oil. The refinery now has the ability to process 100% sour crude oil, including up to 80% heavy sour crude oil. The refinery includes a crude unit, a catalytic reformer, a hydrocracker, a FCC unit, a delayed coker and a hydrofluoric acid alkylation unit. It produces conventional gasoline, reformulated gasoline, low-sulfur diesel fuel and jet fuel, petrochemical feedstocks, sulfur and fuel grade coke.

   The heavy oil upgrade project at our Port Arthur refinery increased from 20% to 80% the refinery's capability of processing heavy sour crude oil. The project achieved mechanical completion in December 2000 and became fully operational in the first quarter of 2001. Both milestones were achieved on time and under budget. Final completion was achieved on December 28, 2001.

   The project, which cost approximately $830 million, involved the construction of new coking, hydrocracking and sulfur removal capabilities and upgrades to existing units and infrastructure. According to Purvin & Gertz, the 80,000 bpd coker unit at the refinery is one of the largest in the world. The upgrades completed in 2000 included improvements to the crude unit, which increased crude oil throughput capacity from 232,000 bpd to 250,000 bpd. Our Port Arthur refinery is now particularly well suited to process significantly greater quantities of lower-cost heavy sour crude oil. The heavy oil upgrade project has significantly improved the financial performance of the refinery. Our subsidiary, PACC, which owns the coker, the hydrocracker, the sulfur removal unit and related assets and equipment and leases the crude unit and the hydrotreater from us, sells the refined products and intermediate products produced by the heavy oil processing facility to us pursuant to arm's length pricing formulas based on public market benchmark prices. We then sell these products to third parties.

               Feedstocks and Production at Port Arthur Refinery



                                                For the Year Ended December 31,                         For the Nine
                              -------------------------------------------------------------------       Months Ended
                                       1999                   2000                   2001            September 30, 2002
                              ---------------------  ---------------------  ---------------------  ---------------------
                                  bpd     Percent of     bpd     Percent of     bpd     Percent of     bpd     Percent of
                              (thousands)   Total    (thousands)   Total    (thousands)   Total    (thousands)   Total
                              ----------- ---------- ----------- ---------- ----------- ---------- ----------- ----------
Feedstocks
Crude oil throughput:
   Sweet crude oil...........     10.4        5.0%        3.6        1.7%         --        -- %         --        -- %
   Medium and light sour
    crude oil................    156.2       75.8       155.1       74.9        48.3       20.0        39.5       16.8
   Heavy sour crude oil......     33.4       16.2        43.4       21.0       181.5       75.2       189.6       80.8
                                 -----      -----       -----      -----       -----      -----       -----      -----
      Total crude oil........    200.0       97.0       202.1       97.6       229.8       95.2       229.1       97.6
Unfinished and blendstocks...      6.0        3.0         5.0        2.4        11.4        4.8         5.7        2.4
                                 -----      -----       -----      -----       -----      -----       -----      -----
      Total feedstocks.......    206.0      100.0%      207.1      100.0%      241.2      100.0%      234.8      100.0%
                                 =====      =====       =====      =====       =====      =====       =====      =====
Production
Light products:
   Conventional gasoline.....     75.9       36.4%       73.4       34.9%       82.9       32.7%       83.5       33.0%
   Premium and reformulated
    gasoline.................     15.6        7.5        18.1        8.6        24.4        9.6        21.6        8.5
   Diesel fuel...............     61.1       29.3        58.0       27.5        77.2       30.4        64.7       25.6
   Jet fuel..................     18.1        8.7        16.6        7.9        19.7        7.8        27.7       11.0
   Petrochemical feedstocks..     23.1       11.1        23.7       11.3        18.3        7.2        18.3        7.2
                                 -----      -----       -----      -----       -----      -----       -----      -----
    Total light products.....    193.8       93.0       189.8       90.2       222.5       87.7       215.8       85.3
Petroleum coke and sulfur....     11.1        5.3        11.3        5.3        26.5       10.4        29.9       11.8
Residual oil.................      3.6        1.7         9.5        4.5         4.8        1.9         7.3        2.9
                                 -----      -----       -----      -----       -----      -----       -----      -----
      Total production.......    208.5      100.0%      210.6      100.0%      253.8      100.0%      253.0      100.0%
                                 =====      =====       =====      =====       =====      =====       =====      =====



   Our Port Arthur refinery has significantly reduced combined "recordable injuries" and "lost time injuries" as defined by OSHA. The refinery's recordable injury rate, which reflects the number of recordable incidents per 200,000 hours worked, has improved from 4.40 in 1995 to an average of 1.39 as of September 30, 2002, compared to a United States refining industry average recordable injury rate of 1.35 in 2001. From August 1997 through the third quarter of 2001, our Port Arthur refinery accumulated over seven million employee hours without a lost time injury. The streak ended on October 4, 2001 when the refinery incurred its first lost time injury in over four years.


   Feedstock and Other Supply Arrangements. The refinery's Texas Gulf Coast location is close to the major heavy sour crude oil producers and permits access to many cost-effective domestic and international crude oil sources via waterborne delivery to the refinery dock or from two terminals, the Sun terminal and the Oiltanking Beaumont Inc. terminal at Nederland, Texas, and through the Equilon pipeline. We purchase approximately 200,000 bpd of heavy sour crude oil, or 80% of the refinery's daily crude oil processing capacity, via waterborne delivery from an affiliate of PEMEX under term crude oil supply agreements, one of which is a long-term agreement with PACC expiring in 2011. Under this long-term agreement, PEMEX guarantees its affiliate's obligations to us. The remaining 20% of processing capacity utilizes a medium sour crude oil, the sourcing of which is optimally allocated between foreign waterborne crude oil and domestic offshore Gulf Coast sour crude oil delivered by pipeline.

   Waterborne crude oil is delivered to the refinery docks or via the Sun terminal or the Oiltanking Beaumont terminal, both of which are connected by pipeline to our Lucas tank farm for redelivery to the refinery. Pipeline crude oil can also be received from Equilon's pipeline originating in Clovelly, Louisiana.

   The long-term crude oil supply agreement with the PEMEX affiliate provides our subsidiary, PACC, with a stable and secure supply of Maya crude oil. The long-term crude oil supply agreement includes a price adjustment mechanism designed to minimize the effect of adverse refining margin cycles and to moderate the fluctuations of the coker gross margin, a benchmark measure of the value of coker production over the cost of coker feedstock. This price adjustment mechanism contains a formula that represents an approximation of the coker gross margin and provides for a minimum average coker gross margin of $15 per barrel over the first eight years of the agreement, which began on April 1, 2001. The agreement expires in 2011.

   On a monthly basis, the coker gross margin, as defined in the agreement, is calculated and compared to the minimum. Coker gross margins exceeding the minimum are considered a "surplus" while coker gross margins that fall short of the minimum are considered a "shortfall." On a quarterly basis, the surplus and shortfall determinations since the beginning of the contract are aggregated. Pricing adjustments to the crude oil we purchase are only made when there exists a cumulative shortfall. When this quarterly aggregation first reveals that a cumulative shortfall exists, we receive a discount on our crude oil purchases in the next quarter in the amount of the cumulative shortfall. If, thereafter, the cumulative shortfall incrementally increases, we receive additional discounts on our crude oil purchases in the succeeding quarter equal to the incremental increase, and conversely, if, thereafter, the cumulative shortfall incrementally decreases, we repay discounts previously received, or a premium, on our crude oil purchases in the succeeding quarter equal to the incremental decrease. Cash crude oil discounts received by us in any one quarter are limited to $30 million, while our repayment of previous crude oil discounts, or premiums, are limited to $20 million in any one quarter. Any amounts subject to the quarterly payment limitations are carried forward and applied in subsequent quarters.


   As of September 30, 2002, a cumulative quarterly surplus of $61.7 million existed under the contract. As a result, to the extent we experience quarterly shortfalls in coker gross margins going forward, the price we pay for Maya crude oil in succeeding quarters will not be discounted until this cumulative surplus is offset by future shortfalls. Assuming the WTI less Maya crude oil differential continues at its third quarter 2002 average of $4.92 per barrel, and assuming a Gulf Coast 3/2/1 crack spread similar to the third quarter 2002 average of $2.64 per barrel, we estimate the current $61.7 million cumulative surplus would be fully reversed after the third quarter of 2003. At that time, assuming a continuation of weak market conditions, we would be eligible to receive discounts on our crude oil purchases under the PEMEX contract as described above.



   In May 2001, we entered into marine charter agreements with The Sanko Steamship Co., Ltd. of Tokyo, Japan, for three tankers custom designed for delivery to our docks. We intend to use the ships solely to transport Maya crude oil from the loading port in Mexico to our refinery dock in Port Arthur. Because of the custom design of the tankers, our dock will be accessible 24 hours a day by the tankers, unlike the daylight-only transit requirement applicable to ships approaching all other terminals in the Port Arthur area. In addition, the size of the custom-designed tankers will allow our crude oil requirements to be satisfied with fewer trips to the docks. We believe our marine charter arrangement will improve delivery reliability of crude oil to the Port Arthur refinery and will save approximately $10 million per year due to reduced third party terminal costs and the benefit of fewer trips. Two of the ships have been delivered to us and the third ship is scheduled for delivery to us in December 2002. The charter agreements have an eight-year term from the date of delivery of each ship and are renewable for two one-year periods.


   Hydrogen is supplied to the refinery under a 20-year contract with Air Products and Chemicals Inc., or Air Products. Air Products has constructed, on property leased from us, a new steam methane reformer and two hydrogen purification units. Air Products also supplies steam and electricity to our Port Arthur refinery. If our requirements exceed the daily amount provided for under the contract, we may purchase additional hydrogen from Air Products. Certain bonuses and penalties are applicable for various performance targets under the contract.

   Mixed butylenes from the FCC unit and the coker unit are processed for a fee by Huntsman Petrochemical Corporation, or Huntsman, to produce MTBE for sale or refinery consumption. The unused portion of the mixed butylene stream and incremental purchases are returned to our refinery for use as alkylation feedstock. Methanol required to produce the MTBE is purchased by us and delivered to Huntsman. The butylenes are transported to and from Huntsman by dedicated pipelines owned by Huntsman. This is a one-year renewable agreement between Huntsman and us, which may be cancelled upon 90 days' notice.

   We purchase Huntsman's entire production of pyrolysis gasoline, or pygas, produced from their Port Arthur ethylene cracker. Pygas is transported by dedicated pipeline from Huntsman to the refinery for use as a refinery gasoline blendstock. This agreement is for five years ending December 31, 2004, but can be cancelled by us, if desired as a result of gasoline specification changes due to Tier 2 gasoline standards, since the sulfur content of pygas may exceed that which is permitted by the regulations.

   Energy. We generate most of the electricity for our Port Arthur refinery in our own cogeneration plants. The remainder of our electricity needs is supplied under a long-term agreement with Air Products, which has a cogeneration plant as part of its on-site hydrogen plant. In addition, we buy power from Entergy Gulf States, Inc., or Entergy, under peak load conditions, or if a generator experiences a mechanical failure. During times when we have excess power, we sell the excess to Entergy. Entergy has exercised its right to terminate the agreement because of impending deregulation, which deregulation is expected to occur in mid-2003. The agreement will stay in effect on a month-to-month basis until deregulation occurs. We are in the process of making alternative arrangements to replace the Entergy agreement.

   Our Port Arthur refinery purchases natural gas at a price based on a monthly index, pursuant to a contract with Entex Gas Marketing, a subsidiary of Reliant Energy, that terminates in June 2003. The contract provides for 60,000 million btu of natural gas per day on a firm, uninterruptible basis, which is the amount of natural gas consumed by us each day at the refinery. The contract also allows for wide flexibility in volumes at a specified pricing formula. If we need to replace this contract, there are many alternative sources of natural gas available.

   Product Offtake. The gasoline, low-sulfur diesel and jet fuel produced at our Port Arthur refinery are distributed into the Colonial pipeline, Explorer pipeline, TEPPCO pipeline or through the refinery dock into ships or barges. The advantage of a variety of distribution channels is that it gives us the flexibility to direct our product into the most profitable market. The TEPPCO pipeline is fed directly out of the refinery tankage, through pipelines we own and operate. The Colonial and Explorer pipelines are fed from our Port Arthur Products Station tank farm, which we partly own through a joint venture with Motiva Enterprises LLC and Unocal Pipeline Company, operated by Equilon Enterprises LLC, or Equilon. We also own the pipelines which distribute products from the refinery to the Port Arthur Products Station tank farm. Products loaded at the refinery docks come directly out of our Port Arthur refinery tankage. A pipeline also runs from our refinery to Equilon's Beaumont light products terminal. We supply all the products to the Equilon terminal. The petroleum coke produced is moved through the refinery dock by third-party shiploaders. The petroleum coke is sold to five customers under term agreements, for periods of one to four years.

   Other Arrangements. Within our Port Arthur refinery, Chevron Phillips Chemical Company, L.P. operates a 164-acre petrochemical facility to manufacture olefins, benzene, cumene and cyclohexane. This facility is well integrated with the refinery and relies heavily on the refinery infrastructure for utility, operating and support services. We provide these services at cost. In addition to services, Chevron Phillips Chemical Company L.P. purchases feedstock from the refinery for use in its olefin cracker, aromatic extraction unit and propylene fractionator. By-products from the petrochemical facility are sold to the refinery for use as gasoline and diesel blendstock, saturate gas plant feedstock, hydrogen and fuel gas. Chevron Phillips Chemical Company L.P. has expressed intent to discontinue operation of the aromatic extraction unit. We are currently evaluating the impact of this discontinued operation on our refinery operations.

   Chevron Products Company also operates a distribution facility on 102 acres within our Port Arthur refinery. The distribution center is operated by Chevron Products Company to blend, package, and distribute lubricants and grease. This facility also relies heavily on the refinery infrastructure for utility, operating and support services.

  Other Gulf Coast Assets

   We own other assets associated with our Port Arthur refinery, including:

  . a crude oil terminal and a liquefied petroleum gas terminal, with a combined capacity of approximately 5.0 million barrels;

  . an interest in a jointly held product terminal operated by Equilon Pipeline Company;

  . proprietary refined product pipelines that connect our Port Arthur refinery to our liquefied petroleum gas terminal;

  . refined product common carrier pipelines that connect our Port Arthur refinery to several other terminals; and

  . crude oil common carrier pipelines that connect our Port Arthur refinery to several other terminals and third party pipeline systems.

  Midwest Operations

   The Midwest, or PADD II, region of the United States, which is the second largest PADD in the United States in terms of crude oil throughput capacity, is comprised of North Dakota, South Dakota, Minnesota, Iowa, Nebraska, Kansas, Missouri, Oklahoma, Wisconsin, Illinois, Michigan, Indiana, Ohio, Kentucky and Tennessee. According to the NPRA, 27 refineries were operating in PADD II as of December 31, 2001, with a total crude oil throughput capacity of approximately
3.5 million bpd.

   Production of light, or premium, petroleum product by refiners located in PADD II has historically been less than the demand for such product within that region, resulting in product being supplied from surrounding regions.

   According to the EIA, total light product demand in PADD II, as of December 31, 2001, is approximately 3.9 million bpd, with refinery production of light products in PADD II estimated at approximately 2.9 million bpd. Net imports have supplemented PADD II refining in satisfying product demand and are currently estimated by the EIA at approximately 840,000 bpd, with the Gulf Coast continuing to be the largest area for sourcing product, accounting for approximately 670,000 bpd.

   The Explorer, TEPPCO, Seaway, Orion, Colonial and Plantation pipelines are the primary pipeline systems for transporting Gulf Coast refinery output to PADD II. In addition, product began shipping via the Centennial product pipeline in April. Supply is also available via barge transport up the Mississippi River with significant deliveries into markets along the Ohio River. Although inefficient compared to pipelines, barge transport serves a role in supplying inland markets that are remote from pipeline access and in supplementing pipeline supply when they are bottlenecked or short of product.

  Lima Refinery

   Our Lima refinery, which we acquired from BP in August 1998, is located on a 650-acre site in Lima, Ohio, about halfway between Toledo and Dayton. The refinery, with a crude oil throughput capacity of approximately 170,000 bpd, processes primarily light, sweet crude oil, although 22,500 bpd of coking capability allows the refinery to upgrade lower-valued products. Our Lima refinery is highly automated and modern and includes a crude unit, a hydrocracker unit, a reformer unit, an isomerization unit, a FCC unit, a coker unit, a trolumen unit, an aromatic extraction unit and a sulfur recovery unit. We also own a 1.1 million-barrel crude oil terminal associated with our Lima refinery. The refinery can produce conventional gasoline, reformulated gasoline, jet fuel, high-sulfur diesel fuel, anode petroleum coke, benzene and toluene.

                  Feedstocks and Production at Lima Refinery


                                                  For the Year Ended December 31,                         For the Nine
                                -------------------------------------------------------------------       Months Ended
                                         1999                   2000                   2001            September 30, 2002
                                ---------------------  ---------------------  ---------------------  ---------------------
                                    bpd     Percent of     bpd     Percent of     bpd     Percent of     bpd     Percent of
                                (thousands)   Total    (thousands)   Total    (thousands)   Total    (thousands)   Total
                                ----------- ---------- ----------- ---------- ----------- ---------- ----------- ----------
Feedstocks
Crude oil throughput:
   Sweet crude oil.............    120.7      103.6%      130.5       99.5%      136.5       99.7%      137.7      102.0%
   Light sour crude oil........       --         --         5.9        4.5         4.0        2.9         3.3        2.4
                                   -----      -----       -----      -----       -----      -----       -----      -----
      Total crude oil..........    120.7      103.6       136.4      104.0       140.5      102.6       141.0      104.4
Unfinished and blendstocks.....     (4.2)      (3.6)       (5.3)      (4.0)       (3.6)      (2.6)       (6.0)      (4.4)
                                   -----      -----       -----      -----       -----      -----       -----      -----
      Total feedstocks.........    116.5      100.0%      131.1      100.0%      136.9      100.0%      135.0      100.0%
                                   =====      =====       =====      =====       =====      =====       =====      =====
Production
Light products:
   Conventional gasoline.......     55.2       46.7%       67.5       50.8%       71.2       51.4%       73.1       53.6%
   Premium and reformulated
    gasoline...................     14.3       12.1        11.3        8.5        11.5        8.3        11.4        8.4
   Diesel fuel.................     20.5       17.4        21.1       15.9        21.3       15.4        17.4       12.8
   Jet fuel....................     17.7       15.0        21.4       16.1        22.7       16.4        22.1       16.2
   Petrochemical feedstocks....      6.4        5.4         7.1        5.3         7.0        5.1         7.5        5.5
                                   -----      -----       -----      -----       -----      -----       -----      -----
      Total light products.....    114.1       96.6       128.4       96.6       133.7       96.6       131.5       96.5
Petroleum coke and sulfur......      2.5        2.1         2.5        1.9         2.8        2.0         2.8        2.0
Residual oil...................      1.5        1.3         2.0        1.5         2.0        1.4         2.0        1.5
                                   -----      -----       -----      -----       -----      -----       -----      -----
      Total production.........    118.1      100.0%      132.9      100.0%      138.5      100.0%      136.3      100.0%
                                   =====      =====       =====      =====       =====      =====       =====      =====


   Our Lima refinery crude oil input has not exceeded an annual average of 140,000 bpd over the last several years despite having a throughput capacity of approximately 170,000 bpd. This is largely due to the inability to market the incremental product, mainly high-sulfur diesel fuel, that is produced at throughput rates in excess of 140,000 bpd. A new pipeline connection between the Buckeye pipeline, which transports products out of Lima, and the TEPPCO pipeline, which delivers products into Chicago, was completed in August 2001. This connection in Indianapolis allows for the transportation of light products, specifically high-sulfur diesel fuel, to be transported into the Chicago market from our Lima refinery, thereby providing the opportunity to increase throughput rates closer to the 170,000 bpd capacity when economically justifiable. We also expect the TEPPCO interconnection to be available in late 2002 for us to move reformulated gasoline from our Lima refinery into the Chicago market.


   Our Lima refinery's combined "recordable injuries" and "lost work days" rate, or recordable injury rate, which reflects the number of recordable incidents per 200,000 hours worked, was an average of 1.59 as of September 30, 2002, as compared to a United States refining industry average recordable injury rate of 1.35 in 2001.


   Feedstock and Other Supply Arrangements. The crude oil supplied to our refinery is purchased on a spot basis and delivered via the Marathon pipeline and the Mid-Valley pipeline. The reactivation and reversal of the Millennium pipeline in June 2000 allows the delivery of up to 65,000 bpd of foreign waterborne crude oil to the Mid-Valley pipeline at Longview, Texas. The Mid-Valley pipeline is also supplied with West Texas Intermediate domestic crude oil via the West Texas Gulf pipeline. The Marathon pipeline is supplied via the Capline, Ozark, Platte, Exxon, Mobil and Mustang pipelines. The current crude oil slate includes foreign waterborne crude oil ranging from heavy sweet to light sweet, domestic West Texas Intermediate and a small amount of light sour crude oil in order to maximize the sulfur plant capacity. This flexibility in crude oil supply helps to assure availability and allows us to minimize the cost of crude oil delivered into our refinery.

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


   In March 1999, we entered into an agreement with Koch Supply and Trading Group L.P., or Koch, as a means of minimizing our working capital investment. Pursuant to the agreement, we sold Koch our crude oil linefill in the Mid-Valley pipeline and the West Texas Gulf pipeline that is required for the delivery of crude oil to our Lima refinery, which currently amounts to 2.7 million barrels. As part of the agreement with Koch we were required to repurchase these barrels of crude oil in September 2002. On October 1, 2002, Morgan Stanley Capital Group Inc., or MSCG, purchased the 2.7 million barrels of crude oil from Koch in lieu of our purchase obligation. We are obligated to repurchase the linefill from MSCG upon termination of our agreement with them. The initial term of that agreement continues through October 1, 2003 and thereafter the agreement automatically extends for additional 30 day periods unless terminated by either party. Because ownership of the linefill confers shipper status, MSCG is the shipper of record on all barrels delivered to Lima from the Mid-Valley pipeline. This routing is the primary source of West Texas Intermediate crude oil to the refinery. We also have the ability to transport foreign crude oils to the origin of the Mid-Valley pipeline for further delivery by way of the MSCG contract to Lima. All deliveries to Lima, whether domestic or foreign, are accomplished on a daily ratable basis.


   Energy. Electricity is supplied to our refinery at a competitive rate pursuant to an agreement with Ohio Power Company, which is terminable by either party on twelve months' notice. We believe this is a stable, long-term energy supply; however, there are alternative sources of electricity in the area if necessary. We purchase natural gas at a price based on a monthly index, pursuant to a contract with BP. The contract was renewed in August 2002 and renews automatically in August of each year, unless terminated by us on 120 days' notice. If necessary, alternative sources of natural gas supply are available, although probably at higher prices.


   Product Offtake. Our Lima refinery's products are distributed through the Buckeye and Inland pipeline systems and by rail, truck or third party-owned terminals. The Buckeye system provides access to markets in northern/central Ohio, Indiana, Michigan and western Pennsylvania. The Inland pipeline system is a private intra-state system through which products from our Lima refinery can be delivered to the pipeline's owners. A high percentage of our Lima refinery's production supplies the wholesale business through direct movements or exchanges. Gasoline and diesel fuel are sold or exchanged to the Chicago market under term arrangements. Jet fuel production is sold primarily under annual contracts to commercial airlines and delivered via pipelines. Propane products are sold by truck or, during the summer, transported via the TEPPCO pipeline to caverns for winter sale. The mixed butylenes and isobutane products are transported by rail to customers throughout the country. The anode grade petroleum coke production, which commands a higher price than fuel grade petroleum coke, is transported by rail to customers in West Virginia and Illinois.


   Other Arrangements. Adjacent to our Lima refinery is a chemical complex owned and operated by BP Chemical, a plant owned by PCS Nitrogen and operated by BP Chemical, and a plant that processes by-products from the BP Chemical plant. The chemical complex relies heavily on our Lima refinery's infrastructure for utility, operating and support services. We provide these services at cost; however, costs for the replacement of capital are shared based on the proportion each party uses the equipment. In addition to services, BP Chemical purchases chemical grade propylene and normal butane for its plants.

   We process BP's Toledo refinery production of low purity propylene. The low purity propylene is transported by pipeline to the refinery for purification. High purity propylene is purchased by BP Chemical and is received by rail or truck and commingled with high purity propylene production from the refinery to provide feed to the adjacent BP Chemical plant. This agreement has a seven-year term ending September 30, 2006, and continues year to year thereafter, unless terminated upon three years' notice.

  Hartford Refinery


   Our Hartford refinery is located on a 400-acre site on the Mississippi River in Hartford, Illinois, approximately 17 miles northeast of St. Louis, Missouri. The refinery, which has a crude oil throughput capacity of approximately 70,000 bpd, is designed to process primarily sour crude oil into higher-value products such as gasoline and diesel fuel. The refinery includes a coker unit and can therefore process a wide variety of crude oil slates, including approximately 60% heavy sour crude oil and 40% medium and light sour crude oil or up to 100% medium sour crude oil. The refinery can produce conventional gasoline, reformulated gasoline, high-sulfur diesel fuel, residual fuel and petroleum coke. The refinery includes a crude unit, a hydrogen plant, an isomerization unit, a FCC unit, a coker unit and a hydrofluoric alkylation unit.





   In late September 2002, we ceased operations at our Hartford refinery. We concluded there was no economically viable method of reconfiguring the refinery to produce fuels meeting new gasoline and diesel fuel specifications mandated by the federal government. We are pursuing all opportunities, including a sale of the refinery, to mitigate the loss of jobs and refining capacity in the Midwest. For a discussion of the pretax charge to earnings that we recorded in 2002 as a result of the closure of our Hartford refinery, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001--Refinery Restructuring and Other Charges--Hartford Refinery Closure." In October 2002, we announced our intention to operate our Hartford terminal facility on an on-going basis. The facility has total storage capacity of approximately 1.5 million barrels, of which we will utilize approximately 500,000 barrels for our wholesale activity.


Product Marketing

   Our product marketing group sells approximately 2.2 billion gallons per year of gasoline, diesel fuel and jet fuel to a diverse group of approximately 750 distributors and chain retailers. We believe we are one of the largest suppliers of unbranded refined petroleum products in the United States. We sell the majority of our products through an extensive third-party owned terminal system in the midwest, southeast and eastern United States. Within these markets, we seek to supply higher margin specialized or boutique fuels required as a result of increasingly stringent regulations.

   We also sell our products to end-users in the transportation and commercial sectors, including airlines, railroads and utilities.

   In 1999, we sold our network of distribution terminals, with the exception of our Alsip terminal and two terminals affiliated with our Port Arthur refinery, to a group composed of Equiva Trading Company, Equilon Enterprises LLC and Motiva Enterprises LLC. As part of the transaction, we entered into a ten-year agreement with the group under which we have the right to distribute our refined products from all three refineries through all of the group's extensive network of approximately 113 terminals, including the terminals we sold to the group. Our right to use the terminals is subject to availability and, as a result, our use of the terminals is sometimes limited. This agreement facilitates our strategy of expanding our wholesale business in Texas, the Southeast and eastern seaboard of the United States.

   Our Alsip terminal is adjacent to our former Blue Island refinery (which is located approximately 17 miles from Chicago), which we closed in January 2001. We also own a dedicated pipeline that runs from the Alsip terminal to a Hammond, Indiana terminal owned by Equilon. Since the closure of the Blue Island refinery, we have been evaluating alternatives for optimizing the Alsip terminal. The terminal will continue to service the geographic niche market it has historically supplied with reformulated gasoline and distillates. We supply the terminal with products from our Hartford and Port Arthur refineries via barge and via the Equilon terminal and from our Lima refinery via the Buckeye/TEPPCO pipeline.

   A one million barrel refinery tank farm formerly associated with our Blue Island refinery is currently used to store crude oil, light products, ethanol, heavy oils and liquefied petroleum gas. Our refinery tank farm can receive products via Kinder Morgan, Capline and TEPPCO pipelines, barge, rail and through our proprietary pipeline from Equilon's Hammond terminal. Products can be shipped out of the refinery tank farm into the

Kinder Morgan and Westshore pipelines, barges, railcars, trucks and via our pipeline back to Hammond where it can access the Wolverine pipeline, Badger pipeline and Buckeye pipeline. The location and variety of transportation into and out of the facility positions us well to supply the Chicago market or to lease our refinery tank farm to third parties.

   Our distribution network is an integral part of our refining business. However, due to ordinary course logistical issues concerning production schedules and product sales commitments, it is common for us to purchase refined products from third parties in order to balance the requirements of our product marketing activities. Less than 15% of net sales and operating revenues in 2001 were represented by sales of products purchased from third parties. This percentage was higher than normal in 2001 because we purchased refined products in order to cover shortfalls resulting from the closure of our Blue Island refinery. Although third party purchases are essential to effectively market our production, the effects from these activities on our operating results are not significant.

Crude Oil Supply


   We have crude oil supply contracts with an affiliate of PEMEX pursuant to which we purchase approximately 200,000 bpd under two separate contracts. One of these contracts is a long-term agreement, under which we currently purchase approximately 167,000 bpd, designed to provide our Port Arthur refinery with a stable and secure supply of Maya heavy sour crude oil. We acquire the remainder of our crude oil supply on the spot market from unaffiliated foreign and domestic sources, allowing us to be flexible in our crude oil supply source. The following table shows our average daily sources of crude oil for the nine months ended September 30, 2002:


                          Sources of Crude Oil Supply


                                                         Nine Months Ended
                                                         September 30, 2002
                                                        -------------------
                                                            bpd     Percent
                                                        (thousands) of Total
                                                        ----------- --------
Latin America
   Mexico..............................................    190.2      43.2%
   Rest of Latin America...............................     15.1       3.4
United States..........................................    143.8      32.7
Middle East............................................     36.3       8.2
North Sea..............................................     21.4       4.9
Africa.................................................     15.4       3.5
Russia.................................................     15.3       3.5
Canada.................................................      2.5       0.6
                                                           -----     -----
       Total...........................................    440.0     100.0%
                                                           =====     =====


   In both of our operating regions, we have the flexibility to receive feedstocks from several suppliers using either pipelines or waterborne delivery. Our Port Arthur refinery receives Maya crude oil and light sour crude oil, which is delivered largely from third-party terminals and also through waterborne delivery via our docks. In the Midwest, we receive our crude oil largely through the Mid-Valley pipeline, the Capline pipeline and also under contract through the Millennium pipeline.

Competition

   Many of our principal competitors are fully integrated national or multinational oil companies engaged in many segments of the petroleum business, including exploration, production, transportation, refining and

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

marketing. Because of their geographic diversity, integrated operations, larger capitalization and greater resources, these competitors may be better able to withstand volatile market conditions, compete more effectively on the basis of price, and obtain crude oil more readily in times of shortage.

   The refining industry is highly competitive. Among the principal competitive factors are feedstock supply and product distribution. We compete with other companies for supplies of feedstocks and for outlets for our refined products. Many of our competitors produce their own feedstocks and have extensive retail outlets. We do not produce any of our own feedstocks and have sold our retail outlets. The constant supply of feedstocks and ready market and distribution channels of such competitors places us at a competitive disadvantage in periods of feedstock shortage, high feedstock prices, low refined product prices or unfavorable distribution channel market conditions. In addition, competitors with their own production or retail outlets may be better able to withstand such periods of depressed refining margins or feedstock shortages because they can offset refining losses with profits from their production or retail operations.

   Our industry is subject to extensive environmental regulations, including new standards governing sulfur content in gasoline and diesel fuel. These regulations will have a significant impact on the refining industry and will require substantial capital outlays by us and our competitors in order to upgrade our facilities to comply with the new standards. For further information on environmental compliance, see "--Environmental Matters--Environmental Compliance." Competitors who have more modern plants than we do may not spend as much to comply with the regulations and may be better able to afford the upgrade costs.

   Several significant merger transactions have recently closed between several of our refining industry competitors. We expect this trend toward industry consolidation and restructuring through a variety of transaction structures to continue. As a result of this consolidation, we believe, as has already been the case, that regulators will require merging parties to divest themselves of certain assets. In addition, other assets may also become available as the merged entities go through the process of rationalization regarding overlapping assets and production capability. As such, we believe that the continued consolidation and rationalization within the refining market may present us with attractive acquisition opportunities.

Employees


   As of November 15, 2002, we employed approximately 1,413 people, with approximately 60% covered by collective bargaining agreements at our Lima and Port Arthur refineries. In October 2002, approximately 300 positions were terminated at our Hartford refinery in relation to its closure.



   The collective bargaining agreement covering employees at our Port Arthur refinery expires in January 2006 and the agreement covering employees at our Lima refinery expires in April 2006. Our relationships with the relevant unions have been good and we have never experienced a work stoppage as a result of labor disagreements.


Environmental Matters

   We are subject to extensive federal, state and local laws and regulations relating to the protection of the environment. These laws and the accompanying regulatory programs and enforcement initiatives, some of which are described below, impact our business and operations by imposing:

  .   restrictions or permit requirements on our ongoing operations;

  . liability in certain cases for the remediation of contaminated soil and groundwater at our current or former facilities and at facilities where we have disposed of hazardous materials; and

  . specifications on the petroleum products we market, primarily gasoline and diesel fuel.

   The laws and regulations we are subject to change often and may become more stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part

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to the fact that our operations may change over time and certain implementing regulations for laws such as the Resource Conservation and Recovery Act and the Clean Air Act have not yet been finalized, are under governmental or judicial review or are being revised. These regulations and other new air and water quality standards and stricter fuel regulations could result in increased capital, operating and compliance costs. See "Risk Factors--Risks Related to our Business and our Industry--Compliance with, and changes in, environmental laws could adversely affect our results of operations and our financial condition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Cash Flows from Investing Activities."

   In addition, we are currently a party to a number of enforcement actions filed by federal, state and local agencies alleging violations of environmental laws and regulations. See "--Environmental Matters--Certain Environmental Contingencies" and "--Legal Proceedings."

  Environmental Compliance

   The principal environmental risks associated with our refinery operations are air emissions, releases into soil and groundwater and wastewater excursions. The primary legislative and regulatory programs that affect these areas are outlined below.

  The Clean Air Act

   The Clean Air Act and the corresponding state laws that regulate emissions of materials into the air affect refining operations both directly and indirectly. Direct impacts on refining operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to specific air pollutants. For example, fugitive dust, including fine particulate matter measuring ten micrometers in diameter or smaller, may be subject to future regulation. The Clean Air Act indirectly affects refining operations by extensively regulating the air emissions of sulfur dioxide and other compounds, including nitrogen oxides, emitted by automobiles, utility plants and mobile sources, which are direct or indirect users of our products.

   The Clean Air Act imposes stringent limits on air emissions, establishes a federally mandated operating permit program and allows for civil and criminal enforcement sanctions. The Clean Air Act also establishes attainment deadlines and control requirements based on the severity of air pollution in a geographical area.

   In July 1997, the EPA promulgated more stringent National Ambient Air Quality Standards for ground-level ozone and fine particulate matter. In May 1999, a federal appeals court overturned the new standards. In February 2001, the United States Supreme Court affirmed in part, reversed in part, and remanded the case to the EPA to develop a reasonable interpretation of the nonattainment implementation provisions insofar as they relate to the revised ozone standards. Additionally, in 1998, the EPA published a final rule addressing the regional transport of ground-level ozone across state boundaries to the eastern United States through nitrogen oxide emissions reduction from various emissions sources, including refineries. The rule requires nineteen states and the District of Columbia to revise their state implementation plans to reduce nitrogen oxide emissions. In a related action in December 1999, the EPA granted a petition from several northeastern states seeking the adoption of stricter nitrogen oxide standards by midwestern states. The impact of the revised ozone and nitrogen oxide standards could be significant to us, but the potential financial effects cannot be reasonably estimated until the EPA takes further action on the revised ozone National Ambient Air Quality Standards, or any further judicial review occurs, and the states, as necessary, develop and implement revised state implementation plans in response to the revised ozone and nitrogen oxide standards.

   At the Port Arthur refinery, we have committed to acquire permits for "grandfathered" emissions sources under the Governor's Clean Air Responsibility Enterprise program. To date, we have permitted 99% of the emissions from the refinery. We have been granted a flexible operating use permit for the refinery that allows us greater operational flexibility than we previously had, including the ability to increase throughput capacities,

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provided we do not exceed emissions thresholds set forth in the permit. In return for the flexible operating use permit, we agreed to install advanced pollution control technology at the refinery. We are in the eighth year of a ten year schedule to install such technology.

  The Clean Water Act

   The federal Clean Water Act of 1972 affects refining operations by imposing restrictions on effluent discharge into, or impacting, navigable water. Regular monitoring, reporting requirements and performance standards are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water. We maintain numerous discharge permits as required under the National Pollutant Discharge Elimination System program of the Clean Water Act and have implemented internal programs to oversee our compliance efforts. In addition, we are regulated under the Oil Pollution Act, which amended the Clean Water Act. Among other requirements, the Oil Pollution Act requires the owner or operator of a tank vessel or a facility to maintain an emergency oil response plan to respond to releases of oil or hazardous substances. We have developed and implemented such a plan for each of our facilities covered by the Oil Pollution Act. Also, in case of such releases, the Oil Pollution Act requires responsible companies to pay resulting removal costs and damages, provides for substantial civil penalties, and imposes criminal sanctions for violations of this law. The State of Texas, in which we operate, has passed laws similar to the Oil Pollution Act.

   Ethanol and MTBE are the essential blendstocks for producing cleaner-burning gasoline. However, the presence of MTBE in some water supplies, resulting from gasoline leaks primarily from underground and aboveground storage tanks, has led to public concern that MTBE has contaminated drinking water supplies, thus posing a health risk, or has adversely affected the taste and odor of drinking water supplies. As a result of heightened public concern, California has banned the use of MTBE as a gasoline component in that state effective at the end of 2003. In addition, the federal legislature and other states have either passed or proposed or are considering proposals to restrict or ban the use of MTBE. We have primarily used ethanol as the blendstock for the reformulated gasoline we produce. We have, however, produced gasoline containing MTBE at our refineries, and we have sold MTBE to third parties for use as a blendstock for gasoline.

  Resource Conservation and Recovery Act

   Our refining operations are subject to Resource Conservation and Recovery Act requirements for the treatment, storage and disposal of hazardous wastes. When feasible, Resource Conservation and Recovery Act materials are recycled through our coking operations instead of being disposed of on-site or off-site. The Resource Conservation and Recovery Act establishes standards for the management of solid and hazardous wastes. Besides governing current waste disposal practices, the Resource Conservation and Recovery Act also addresses the environmental effects of certain past waste disposal operations, the recycling of wastes and the regulation of underground storage tanks containing regulated substances. In addition, new laws are being enacted and regulations are being adopted by various regulatory agencies on a continuing basis, and the costs of compliance with these new rules can only be broadly appraised until their implementation becomes more accurately defined.

  Fuel Regulations

   Reformulated Fuels. EPA regulations also require that reformulated gasoline and low-sulfur diesel intended for all on-road consumers be produced for ozone non-attainment areas, including Chicago, Milwaukee and Houston, which are in our direct market areas. In addition, because St. Louis is a voluntary participant in the EPA's ozone reduction program, reformulated gasoline and low-sulfur diesel is also required in the St. Louis market area, another of our direct market areas. Expenditures necessary to comply with existing reformulated fuels regulations are primarily discretionary. Our decision whether or not to make these expenditures is driven by market conditions and economic factors. The reformulated fuels programs impose restrictions on properties of fuels to be refined and marketed, including those pertaining to gasoline volatility, oxygenate content, detergent

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addition and sulfur content. The restrictions on fuel properties vary in markets in which we operate, depending on attainment of air quality standards and the time of year. Our Port Arthur and Hartford refineries can produce up to approximately 60% and 25%, respectively, of their gasoline production in reformulated gasoline. Each refinery's maximum reformulated gasoline production may be limited by the clean fuels attainment of our total refining system. Our Port Arthur refinery's diesel production complies with the current on-road sulfur specification of 500 ppm.


   Tier 2 Motor Vehicle Emission Standards. In February 2000, the EPA promulgated the Tier 2 Motor Vehicle Emission Standards Final Rule for all passenger vehicles, establishing standards for sulfur content in gasoline. These regulations mandate that the average sulfur content of gasoline for highway use produced at any refinery not exceed 30 ppm during any calendar year by January 1, 2006. These requirements will be phased in beginning on January 1, 2004. We currently expect to produce gasoline under the new sulfur standards at the Port Arthur refinery prior to January 1, 2004 and, as a result of the corporate pool averaging provisions of the regulations, will not be required to meet the new sulfur standards at the Lima refinery until July 1, 2004, a six month deferral. A further delay in the requirement to meet the new sulfur standards at the Lima refinery through 2005 may be possible through the purchase of sulfur allotments and credits which arise from a refiner producing gasoline with a sulfur content below specified levels prior to the end of 2005, the end of the phase-in period. There is no assurance that sufficient allotments or credits to defer investment at the Lima refinery will be available, or if available, at what cost. We believe, based on current estimates and on a January 1, 2004 compliance date for both the Port Arthur and Lima refineries, that compliance with the new Tier 2 gasoline specifications will require capital expenditures for the Lima and Port Arthur refineries in the aggregate through 2005 of approximately $255 million. More than 95% of the total investment to meet the Tier 2 gasoline specifications is expected to be incurred during 2002 through 2004 with the greatest concentration of spending occurring in 2003.



   Low Sulfur Diesel Standards. In addition, in January 2001, the EPA promulgated its on-road diesel regulations, which will require a 97% reduction in the sulfur content of diesel fuel sold for highway use by June 1, 2006, with full compliance by January 1, 2010. Regulations for off-road diesel requirements are pending. We estimate capital expenditures in the aggregate through 2006 required to comply with the diesel standards at our Port Arthur and Lima refineries of approximately $245 million. More than 95% of the projected investment is expected to be incurred during 2004 through 2006 with the greatest concentration of spending occurring in 2005. Since the Lima refinery does not currently produce diesel fuel to on-road specifications, we are considering an acceleration of the low-sulfur diesel investment at the Lima refinery in order to capture this incremental product value. If the investment is accelerated, production of the low-sulfur fuel is possible by the first quarter of 2005.



   Maximum Achievable Control Technology. In addition, on April 11, 2002, the EPA promulgated regulations to implement Phase II of the petroleum refinery Maximum Achievable Control Technology rule under the federal Clean Air Act, referred to as MACT II, which regulates emissions of hazardous air pollutants from certain refinery units. We expect to spend approximately $45 million in the next three years in order to comply with the regulations with the greatest concentration of spending evenly spread out over 2003 and 2004.


  Permits

   Refining companies must obtain numerous permits that impose strict regulations on various environmental and safety matters in connection with oil refining. Once a permit application is prepared and submitted to the regulatory agency, it is subject to a completeness review, technical review and public notice and comment period before it can be approved. Depending on the size and complexity of the refining operation, some refining permits can take considerable time to prepare and often take six months to sometimes two years to be approved. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. We are not aware of any issues relating to our current permits or any pending permit applications. However, certain

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pending proceedings involving our Port Arthur and Lima refineries allege permit violations. See "--Legal Proceedings."

  Environmental Remediation

   Under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and the Resource Conservation and Recovery Act and related state laws, certain persons may be liable for the release or threatened release of hazardous substances including petroleum and its derivatives into the environment. These persons include the current owner or operator of property where the release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who arranged for the disposal of hazardous substances at the property. Liability under CERCLA is strict, retroactive and in most cases involving the government as plaintiff is joint and several, so that any responsible party may be liable for the entire cost of investigating and remediating the release of hazardous substances. As a practical matter, however, liability at most CERCLA and similar sites is shared among all solvent potentially responsible parties. The liability of a party is determined by the cost of investigation and remediation, the portion of the hazardous substance(s) the party contributed to the site, and the number of solvent potentially responsible parties.

   The release or discharge of crude oil, petroleum products or hazardous materials can occur at refineries and terminals. We have identified a variety of potential environmental issues at our refineries, terminals, and previously owned retail stores. In addition, each refinery has areas on-site that may contain hazardous waste or hazardous substance contamination that may need to be addressed in the future at substantial cost. The terminal sites may also require remediation due to the age of tanks and facilities and as a result of current or past activities at the terminal properties including several significant spills and past on-site waste disposal practices. See "Risk Factors--Risks Related to Our Business and Our Industry Environmental clean-up and remediation costs of our sites and associated litigation could decrease our net cash flow, reduce our results of operations and impair our financial condition."

  Port Arthur and Lima Refineries


   The original refineries on the sites of our Port Arthur and Lima refineries began operating in the late 1800s and early 1900s, prior to modern environmental laws and methods of operation. There is contamination at these sites, which we believe will be required to be remediated. Under the terms of the 1995 purchase of our Port Arthur refinery, Chevron Products Company, the former owner, retained liability for all required investigation and remediation relating to pre-purchase contamination discovered by June 1997, except with respect to certain areas on or around which active processing units are located, which are our responsibility. Less than 200 acres of the 4,000-acre refinery site are occupied by active processing units. Extensive due diligence efforts prior to our acquisition and additional investigation after our acquisition documented contamination for which Chevron is responsible. In June 1997, we entered into an agreed order with Chevron and the Texas Natural Resource Conservation Commission, or TNRCC, that incorporates the contractual division of the remediation responsibilities for certain assets into an agreed order. We have accrued $11.9 million for our portion of the Port Arthur remediation as of September 30, 2002. Under the terms of the purchase of our Lima refinery, BP, the former owner, indemnified us for all pre-existing environmental liabilities, except for contamination resulting from releases of hazardous substances in or on sewers, process units and other equipment at the refinery as of the closing date, but only to the extent the presence of these hazardous substances was as a result of normal operations of the refinery and does not constitute a violation of any environmental law. Although we are not primarily responsible for the majority of the currently required remediation of these sites, we may become jointly and severally liable for the cost of investigating and remediating a portion of these sites in the event that Chevron or BP fails to perform the remediation. In such an event, however, we believe we would have a contractual right of recovery from these entities. The cost of any such remediation could be substantial and could have a material adverse effect on our financial position. See "Risk Factors--Risks Related to our Business and our Industry--Environmental clean-up and remediation costs of our sites and associated litigation could decrease our net cash flow, reduce our results of operations and impair our financial condition."


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  Blue Island Refinery Decommissioning and Closure


   In January 2001, we ceased operations at our Blue Island refinery. The decommissioning, dismantling and tear down of the facility is underway. We are currently in discussions with federal, state and local governmental agencies concerning remediation of the site. The governmental agencies have proposed a remediation process patterned after national contingency plan provisions of CERCLA. We have proposed to the agencies a site investigation and remediation that incorporates certain elements of the CERCLA process and the State of Illinois' site remediation program. Related to the closure of the facility, we accrued $56.4 million for decommissioning, remediation of the site and asbestos abatement. As of September 30, 2002, we had spent $34.0 million. In 2002, environmental risk insurance policies covering the Blue Island refinery site have been procured and bound, with final policies expected to be issued within the first quarter of 2003. This insurance program will allow us to quantify and, within the limits of the policy, cap our cost to remediate the site, and provide insurance coverage from future third party claims arising from past or future environmental releases. The remediation cost overrun policy has a term of ten years and, subject to certain exceptions and exclusions, provides $25 million in coverage in excess of a self-insured retention amount of $26 million. The pollution legal liability policy provides for $25 million in aggregate coverage and per incident coverage in excess of a $100,000 deductible per incident. For further discussion of the closure of our Blue Island refinery, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors Affecting Comparability--Closure of Blue Island Refinery."



  Hartford Refinery Closure



   In September 2002, we ceased operations at our Hartford refinery. In the fourth quarter of 2002, we plan on completing the removal of hydrocarbons, catalyst and chemicals from the refinery processing units. We are currently actively pursuing the sale or lease of this refinery. We are also currently in preliminary discussions with state governmental agencies concerning environmental remediation of the site. Related to the closure of the refinery, we have accrued $45.9 million for decommissioning, remediation of the site and asbestos abatement. As of September 30, 2002, we spent $5.6 million related primarily to the decommissioning of the facility. The accrual of $45.9 million assumes that a portion of the refinery will be operated on an on-going basis as part of a lease or sale transaction and that remediation will occur in non-operating portions of the refinery. The final disposition of the refinery assets and the final outcome of our discussions with the governmental agencies will have a significant bearing on any necessary adjustments to this accrual. For further discussion of the closure of our Hartford Refinery see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001--Refinery Restructuring and Other Charges--Hartford Refinery Closures."


  Former Retail Sites

   In 1999, we sold our former retail marketing business, which we operated from time to time on a total of 1,150 sites. During the normal course of operations of these sites, releases of petroleum products from underground storage tanks have occurred. Federal and state laws require that contamination caused by such releases at these sites be assessed and remediated to meet applicable standards. The enforcement of the underground storage tank regulations under the Resource Conservation and Recovery Act has been delegated to the states that administer their own underground storage tank programs. Our obligation to remediate such contamination varies, depending upon the extent of the releases and the stringency of the laws and regulations of the states in which the releases were made. A portion of these remediation costs may be recoverable from the appropriate state underground storage tank reimbursement fund once the applicable deductible has been satisfied. The 1999 sale included 672 sites, 225 of which had no known preclosure contamination, 365 of which had known pre-closure contamination of varying extent, and 80 of which had been previously remediated. The purchaser of our retail division assumed pre-closure environmental liabilities of up to $50,000 per site at the sites on which there was no known contamination. We are responsible for any liability above that amount per site for pre-closure liabilities, subject to certain time limitations. With respect to the sites on which there was known pre-

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closing contamination, we retained liability for 50% of the first $5 million in remediation costs and 100% of remediation costs over that amount. We retained any remaining pre-closing liability for sites that had been previously remediated.


   In relation to the 1999 sale, we assigned approximately 170 leases and subleases of retail stores to the purchaser of our retail division, Clark Retail Enterprises, Inc., or CRE. We remain jointly and severally liable for CRE's obligations under these leases, including payment of rent and environmental cleanup responsibilities for releases of petroleum occurring during the term of the leases. On October 15, 2002, CRE and its parent company, Clark Retail Group, Inc. filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Should CRE reject some or all of these leases, we may become responsible for these obligations. For further discussion of these lease obligations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Cash Flows from Operating Activities."



   Of the remaining 478 former retail sites not sold in the 1999 transaction described above, we have sold all but 8 in open market sales and auction sales. We generally retain the remediation obligations for sites sold in open market sales with identified contamination. Of the retail sites sold in auctions, we agreed to retain liability for all of these sites until an appropriate state regulatory agency issues a letter indicating that no further remedial action is necessary. However, these letters are subject to revocation if it is later determined that contamination exists at the properties and we would remain liable for the remediation of any property at which such a letter was received but subsequently revoked. We are currently involved in the active remediation of 140 of the retail sites sold in open market and auction sales. We are actively seeking to sell the remaining 8 properties. During the period from the beginning of 1999 through September 30, 2002, we expended $20 million to satisfy the obligations described above and as of September 30, 2002, had $23.4 million accrued to satisfy those obligations in the future.


  Former Terminals


   In December 1999, we sold 15 refined product terminals to a third party, but retained liability for environmental matters at four terminals and, with respect to the remaining eleven terminals, the first $250,000 per year of environmental liabilities for a period of six years up to a maximum of $1.5 million. As of September 30, 2002, we had expended $0.8 million on these obligations and have accrued $2.6 million for these obligations in the future.


  Certain Environmental Contingencies


   As a result of our activities, we and our subsidiaries are party to a number of environmental proceedings. Those that could have a material effect on our operations, or involve potential monetary sanctions of $100,000 or more and to which a governmental authority is a party, are described below under "--Legal Proceedings." We accrued a total of $99 million, on an undiscounted basis, as of September 30, 2002 for all legal and environmental contingencies and obligations, including those items described under "--Environmental Matters--Environmental Remediation" and "--Legal Proceedings." This accrual includes approximately $78 million as of September 30, 2002, for site clean-up and environmental matters associated with the Hartford and Blue Island closures and retail sites.


  Environmental Outlook

   We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. To the extent these expenditures are not ultimately reflected in the prices of the products and services we offer, our operating results will be adversely affected. We believe that substantially all of our competitors are subject to similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, marketing areas, production processes and whether or not it is engaged in the petrochemical business or the marine transportation of crude oil or refined products.

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  Safety and Health Matters

   We aim to achieve excellent safety and health performance. We measure our success in this area primarily through the use of injury frequency rates administrated by OSHA. We believe that a superior safety record is inherently tied to achieving our productivity and financial goals. We seek to implement this goal by:

  .   training employees in safe work practices;

  .   encouraging an atmosphere of open communication;

  .   involving employees in establishing safety standards; and

  . recording, reporting and investigating all accidents to avoid reoccurrence.


   From our acquisition of the Lima refinery in 1998 through the end of 2001 the refinery accumulated over three million employee hours without a lost time injury. From August 1997 through the third quarter of 2001 our Port Arthur refinery accumulated over seven million employee hours without a lost time injury. As of September 30, 2002, our refineries' record of hours worked without a lost time accident stood at 4.7 million hours.


  Legal Proceedings

   The following is a summary of material pending legal proceedings to which we or any of our subsidiaries are a party or to which any of our or their property is subject, and proceedings that involve potential monetary sanctions of $100,000 or more and to which a governmental authority is a party.

   In addition to the specific matters discussed below, we also have been named in various other suits and claims. We believe that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on our consolidated financial condition, results of operations or liquidity. However, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows.

   Port Arthur: Enforcement. The TNRCC conducted a site inspection of our Port Arthur refinery in the spring of 1998. In August 1998, we received a notice of enforcement alleging 47 air-related violations and 13 hazardous waste-related violations. The number of allegations was significantly reduced in an enforcement determination response from the TNRCC in April 1999. A follow-up inspection of the refinery in June 1999 concluded that only two items remained outstanding, namely that the refinery failed to maintain the temperature required by our air permit at one of its incinerators and that five process wastewater sump vents did not meet applicable air emission control requirements. The TNRCC also conducted a complete refinery inspection in the second quarter of 1999, resulting in another notice of enforcement in August 1999. This notice alleged nine air-related violations, relating primarily to deficiencies in our upset reports and emissions monitoring program, and one hazardous waste-related violation concerning spills. The 1998 and 1999 notices were combined and referred to the TNRCC's litigation division. On September 7, 2000 the TNRCC issued a notice of enforcement regarding our alleged failure to maintain emission rates at permitted levels. In May 2001, the TNRCC proposed an order covering some of the 1998 hazardous waste allegations, the incinerator temperature deficiency, the process wastewater sumps, and all of the 1999 and 2000 allegations, and proposing the payment of a fine of $562,675 and the implementation of a series of technical provisions requiring corrective actions. Negotiations with the TNRCC are ongoing.

   Blue Island: Federal and State Enforcement. In September 1998, the federal government filed a complaint, United States v. Clark Refining & Marketing, Inc., alleging that our Blue Island refinery violated federal environmental laws relating to air, water and solid waste. The Illinois Attorney General intervened in the case. The State of Illinois and Cook County had brought an action several years earlier, People ex rel. Ryan v. Clark Refining & Marketing, Inc., also alleging violations under environmental laws. In the first quarter of 2002, we reached an agreement to settle both cases. The consent order in the state case was formally approved and entered by the state court on April 8, 2002, and the federal court approved the settlement on June 12, 2002. The

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consent order in the federal case required payments totaling $6.25 million as civil penalties (plus $0.1 million in interest), which the Company paid on July 12, 2002, and requires permit modifications and limited ongoing monitoring at the now-idled refinery. The Company had previously accrued for this obligation in its legal and environmental reserves. The consent order in the state case requires an ongoing tank inspection program along with enhanced release reporting obligations and reporting of decommissioning/dismantling plans, payment of a civil penalty of $24,000 and payment of the state's engineering consultant fees of to a maximum of $75,000. Further, the parties agreed to enter into discussions regarding an appropriate site remediation program at the Blue Island refinery. The consent orders dispose of both the federal and state cases and were approved by both the state and federal courts in the second quarter of 2002.

   Blue Island: Criminal Matters. In June 2000, we pled guilty to one felony count of violating the Clean Water Act and one count of conspiracy to defraud the United States at our Blue Island refinery. These charges arose out of the discovery, during an EPA investigation at the site conducted in 1996, that two former employees had allegedly falsified certain reports regarding wastewater sent to the municipal wastewater treatment facility. As part of the plea agreement, we agreed to pay a fine of $2 million and were placed on probation for three years. We do not anticipate that our probation will have a significant adverse impact on our business on an ongoing basis. The primary remaining condition of our probation is an obligation not to commit future environmental crimes. If we were to commit a crime in the future, it would be subject not only to prosecution for that new violation, but also to a separate charge that we had violated a condition of our probation. Any violation of probation charge would be brought before the same judge who entered the original sentence, and that judge would have the authority to enter a new and potentially more severe sentence for the offense to which we pled guilty in June 2000. One of our former employees pled guilty to a misdemeanor charge and another former employee was found guilty on felony charges related to these events.

   Blue Island: Class Action Matters. In October 1994, our Blue Island refinery experienced an accidental release of used catalyst into the air. In October 1995, a class action, Rosolowski v. Clark Refining & Marketing, Inc., et al., was filed against us seeking to recover damages in an unspecified amount for alleged property damage and personal injury resulting from that catalyst release. The complaint underlying this action was later amended to add allegations of subsequent events that allegedly diminished property values. In June 2000, our Blue Island refinery experienced an electrical malfunction that resulted in another accidental release of used catalyst into the air. Following the 2000 catalyst release, two cases were filed purporting to be class actions, Madrigal et al. v. The Premcor Refining Group Inc. and Mason et al. v. The Premcor Refining Group Inc. Both cases seek damages in an unspecified amount for alleged property damage and personal injury resulting from that catalyst release. These cases have been consolidated for the purpose of conducting discovery, which is currently proceeding.

   Sashabaw Road Retail Location: State Enforcement. In July 1994, the Michigan Department of Natural Resources brought an action alleging that one of our retail locations caused groundwater contamination, necessitating the installation of a new $600,000 drinking water system. The Michigan Department of Natural Resources sought reimbursement of this cost. Although our site may have contributed to contamination in the area, we maintained that numerous other sources were responsible and that a total reimbursement demand from us would be excessive. Mediation resulted in a $200,000 finding against us. We made an offer of judgment equal to the mediation finding. The Michigan Department of Natural Resources rejected the offer and the matter was tried in November 1999, resulting in a judgment against us of $110,000 plus interest. Since the judgment was over 20% below our previous settlement offer, under applicable state law we are entitled to recover our legal fees. Both the Michigan Department of Natural Resources and we have appealed the decision.

  New Source Review Permit Issues

   New Source Review requirements under the Clean Air Act apply to newly constructed facilities, significant expansions of existing facilities, and significant process modifications and requires new major stationary sources and major modifications at existing major stationary sources to obtain permits, perform air quality analysis and install stringent air pollution control equipment at affected facilities. The EPA has commenced an industry-wide

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

enforcement initiative regarding New Source Review. The current EPA initiative, which includes sending numerous refineries information requests pursuant to
Section 114 of the Clean Air Act, appears to target many items that the industry has historically considered routine repair, replacement, maintenance or other activity exempted from the New Source Review requirements.

   We have responded to an information request from the EPA regarding New Source Review compliance at our Port Arthur and Lima refineries, both of which were purchased within the last seven years. We believe that any costs to respond to New Source Review issues at those refineries prior to our purchase are the responsibility of the prior owners and operators of those facilities. We responded to the request in late 2000, providing information relating to our period of ownership, and are awaiting a response.

   In July 2001, we settled a lawsuit with the EPA and the State of Illinois that resolved, among other historic compliance issues, a New Source Review issue resulting from repairs made to the FCC unit at our Hartford refinery in 1994. In settlement of the lawsuit, we agreed to install a wet gas scrubber on the FCC unit and low nitrogen oxide burners and agreed to pay a civil penalty of $2 million. As a result of the planned closure of the Hartford refinery in October 2002, we do not anticipate making these capital expenditures.

   The litigation at the Blue Island refinery, which was settled in the second quarter of 2002 with the EPA and the State of Illinois, also includes New Source Review issues. In settlement of this litigation, we agreed to pay a civil penalty of $6.25 million, and to modify permits and perform limited monitoring at the now-idled refinery and active terminal. For a description of the litigation at the Blue Island refinery, see "Legal Proceedings--Blue
Island: Federal and State Enforcement."

   Port Arthur. Natural Resource Damage Assessment. In 1999, we and Chevron Products Company were notified by a number of federal and Texas agencies that a study would be conducted to determine whether any natural resource damage occurred as a result of the operation of our Port Arthur refinery prior to January 1, 2000. We are cooperating with the governmental agencies in this investigation. We have entered into an agreement with Chevron Products Company pursuant to which Chevron Products Company will indemnify us for any future claims in consideration of a payment of $750,000, which we paid in October 2001.


   Legal and Environmental Reserves. As a result of its normal course of business, we are a party to a number of legal and environmental proceedings. As of September 30, 2002, we had accrued a total of approximately $99 million, on an undiscounted basis, for legal and environmental-related obligations that may result from the matters noted above and other legal and environmental matters. This accrual includes approximately $78 million for site clean-up and environmental matters associated with the Hartford and Blue Island refinery closures and retail sites. We are of the opinion that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on our consolidated financial condition, results of operations or liquidity. However, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.


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

                                  MANAGEMENT

Directors and Executive Officers


   Premcor Inc.'s directors, executive officers, their ages as of November 15, 2002, and their positions with Premcor Inc. are set forth in the table below.



Name                      Age Position
----                      --- --------
Thomas D. O'Malley....... 61  Chairman of the Board, Chief Executive Officer and President
Jefferson F Allen........ 57  Director
Stephen I. Chazen........ 56  Director
Marshall A. Cohen........ 67  Director
David I. Foley........... 35  Director
Robert L. Friedman....... 59  Director
Richard C. Lappin........ 57  Director
Wilkes McClave III....... 55  Director
William E. Hantke........ 55  Executive Vice President and Chief Financial Officer
Henry M. Kuchta.......... 46  Executive Vice President--Refining and Chief Operating Officer
Dennis R. Eichholz....... 49  Senior Vice President--Finance and Controller
Michael D. Gayda......... 48  Senior Vice President, Secretary and General Counsel
James R. Voss............ 36  Senior Vice President and Chief Administrative Officer
Joseph D. Watson......... 37  Senior Vice President--Corporate Development
Gregory R. Bram.......... 38  Refinery Manager--Lima Refinery
Donovan J. Kuenzli....... 63  Refinery Manager--Port Arthur Refinery


   Thomas D. O'Malley has served as chairman of the board of directors, chief executive officer and president of Premcor Inc. since February 2002. Mr. O'Malley served as vice chairman of the board of Phillips Petroleum Company from the consummation of that company's acquisition of Tosco Corporation in September 2001 until January 2002. Mr. O'Malley served as chairman and chief executive officer of Tosco from January 1990 to September 2001 and president of Tosco from May 1993 to May 1997 and from October 1989 to May 1990. He currently serves on the board of directors of Lowe's Companies, Inc.

   Jefferson F. Allen has served as a director of Premcor Inc. since February 2002. From June 1990 to September 2001, Mr. Allen served in various positions with Tosco Corporation, most recently serving as Tosco's president and chief financial officer. From November 1988 to June 1990, Mr. Allen served in various positions at Comfed Bancorp, Inc., including chairman and chief executive officer.

   Stephen I. Chazen has served as a director of Premcor Inc. since its formation in April 1999. Mr. Chazen served as a director of Premcor Inc's. predecessor from 1995 to April 1999. Mr. Chazen has served as executive vice president--corporate development and chief financial officer of Occidental Petroleum Corporation since February 1999. From May 1994 to February 1999, he served as executive vice president--corporate development of Occidental. From 1982 to April 1994, Mr. Chazen was an investment banker at Merrill Lynch & Co., Inc., where he was a managing director. He currently serves on the governance committees of Equistar Chemicals, LP and OxyVinyls, L.P.

   Marshall A. Cohen has served as a director of Premcor Inc. since its formation in April 1999. Mr. Cohen served as chairman of Premcor Inc.'s board of directors from April 1999 to February 2002. Mr. Cohen has served as counsel at Cassels Brock & Blackwell LLP since October 1996. From November 1988 to September 1996, he served as president and chief executive officer of The Molson Companies Limited. Mr. Cohen also serves as a member of the board of directors of American International Group, Inc., Barrick Gold Corporation, Collins & Aikman Corporation, The Goldfarb Corporation, Golf Town Canada Inc., Haynes International, Inc., Lafarge Corporation, Metaldyne Corporation, SMK Speedy International Inc., and The Toronto-Dominion Bank.

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

   David I. Foley has served as a director of Premcor Inc. since its formation in April 1999. Mr. Foley is a principal at The Blackstone Group L.P, which he joined in 1995. Prior to joining Blackstone, Mr. Foley was an employee of AEA Investors Inc. from 1991 to 1993 and a consultant with The Monitor Company from 1989 to 1991. He currently serves on the board of directors of Mega Bloks Inc.

   Robert L. Friedman has served as a director of Premcor Inc. since July 1999. Mr. Friedman has served as a senior managing director of The Blackstone Group L.P. since February 1999. From 1974 until the time he joined Blackstone, Mr. Friedman was a partner with Simpson Thacher & Bartlett, a New York law firm. He currently also serves on the board of directors of American Axle & Manufacturing, Inc., Axis Specialty Limited, Corp Group, Crowley Data LLC and Republic Technologies International Holdings LLC.

   Richard C. Lappin has served as a director of Premcor Inc. since October 1999. Mr. Lappin has served as a senior managing director of The Blackstone Group L.P. since February 1999. From 1989 to 1998, he served as president of Farley Industries, which included West Point-Pepperell, Inc., Acme Boot Company, Inc., Tool and Engineering, Inc., Magnus Metals, Inc. and Fruit of the Loom, Inc. Mr. Lappin currently also serves on the board of directors of American Axle & Manufacturing, Inc., Haynes International, Inc. and Republic Technologies International Holdings LLC. Fruit of the Loom, Inc. filed a petition seeking relief under Chapter 11 of the federal bankruptcy laws in December 1999.

   Wilkes McClave III has served as a director of Premcor Inc. since February 2002. From September 1982 to September 2001, Mr. McClave served in various positions with Tosco Corporation, most recently serving as Tosco's executive vice president and general counsel.

   William E. Hantke has served as executive vice president and chief financial officer of our company and of Premcor Inc. since February 2002. From 1990 to January 2002, Mr. Hantke served in various positions with Tosco Corporation, most recently serving as Tosco's vice president of corporate development. He has held various finance and accounting positions in the oil industry and other commodity industries since 1975.

   Henry M. Kuchta has served as executive vice president--refining and chief operating officer of our company and of Premcor Inc. since April 2002. Prior to this position he served as business development manager for Phillips 66 Company, since Phillips' acquisition of Tosco Corporation in September 2001. Prior to joining Phillips, Mr. Kuchta served in various corporate, commercial and refining positions at Tosco from 1993 to 2001. Prior to joining Tosco, Mr. Kuchta spent 12 years at Exxon Corporation in various refining engineering and financial positions, including assignments overseas.



   Dennis R. Eichholz has served as senior vice president--finance and controller of our company and of Premcor Inc. since February 2001. Since joining us in 1988, Mr. Eichholz has held various financial positions, including vice president--treasurer and director of tax. Prior to joining us, Mr. Eichholz held various corporate finance positions and began his career with Arthur Andersen & Co. in 1975.


   Michael D. Gayda has served as senior vice president, secretary and general counsel of our company and of Premcor Inc. since October 2002. Prior to this position he served as general counsel--refining for Phillips Petroleum Company, since Phillips' acquisition of Tosco Corporation in September 2001. Prior to joining Phillips, Mr. Gayda served as vice president and associate general counsel at Tosco Refining Company, a division of Tosco Corporation, from 1990 to 2001. Prior to joining Tosco, Mr. Gayda spent 11 years at Pacific Enterprises, predecessor of Sempra Energy, in various positions, including special counsel.


   James R. Voss has served as senior vice president and chief administrative officer of our company and of Premcor Inc. since September 2002. From December 2000 to September 2002, Mr. Voss served as vice president and director of human resources of our company and Premcor Inc. From June 1999 to December 2000, Mr. Voss served as the director of human resources for Swank Audio Visuals, Inc., a nationally recognized audio visual service provider, and from October 1996 to June 1999, he served as a human resource manager of Foodmaker, Inc., a $1 billion food distribution and restaurant company. Prior to joining Foodmaker, Inc., he spent 10 years in human resources management, operations and labor relations with United Parcel Service (UPS).

   Joseph D. Watson has served as senior vice president--corporate development of our company and of Premcor Inc. since September 2002. Mr. Watson served as senior vice president and chief administrative officer

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

of our company and of Premcor Inc. from March 2002 to September 2002. He served as president of The e-Place.com, Ltd., a wholly owned subsidiary of Tosco Corporation, and a vice president of Tosco Shared Services from November 2000 to February 2002. He previously held various financial positions with Tosco from 1993 to 2000. From 1991 to 1993, he served as vice president of Argus Investments, Inc., a private investment company.

   Gregory R. Bram has served as the refinery manager of our Lima refinery since October 1999. From 1996 to September 1999, Mr. Bram held several senior positions in our corporate office, including manager of planning and development and optimization manager. Prior to joining us, Mr. Bram held various engineering and operations positions with Amoco. Mr. Bram has more than 14 years of experience within the refining industry.

   Donovan J. Kuenzli has served as the refinery manager of our Port Arthur refinery since October 1998. Prior to joining us, Mr. Kuenzli held various positions with BP, including refinery manager of the Lima refinery (then owned by BP), plant manager of a Texas chemicals facility, operations manager at BP's Alliance refinery and a corporate position in BP's London corporate office. Mr. Kuenzli has more than 36 years of experience within the refining and petrochemical industry.

   Premcor Inc.'s board of directors is currently composed of the eight directors listed above, each of whom will serve until the next annual meeting of stockholders or until a successor is duly elected.

   The board of directors of PRG consists of Messrs. O'Malley (Chairman), Allen, Cohen, Foley, Friedman, Lappin and McClave. The board of directors of Sabine, Neches, and PAFC consists of Messrs. O'Malley (Chairman), Chazen, Foley and Friedman. Because all of these companies are wholly owned subsidiaries of Premcor Inc. as a result of the Sabine restructuring, the companies contemplate that in the near future the current directors will resign and, upon such resignations, executive officers of those companies will then serve as directors.

Director Compensation

   Premcor Inc.'s directors did not receive any compensation for their services as directors during 2001. In 1999, for his past and future services as a director of Premcor Inc., Mr. Cohen received a one-time grant of 65,656 shares of Premcor Inc.'s common stock. He also received a one-time grant of an option to purchase 50,505 shares of Premcor Inc.'s common stock at an exercise price of $9.90 per share, which was the fair market value on the date of grant. Premcor Inc. also provides Mr. Cohen certain health care insurance coverage. All Premcor Inc. directors are reimbursed for their out-of-pocket expenses. The directors of our company and our subsidiaries did not receive any compensation for their services as directors during 2001. See "--Directors and Executive Officers" for additional information regarding Premcor Inc.'s directors.

   In February 2002, in consideration for Mr. Allen's future services as a director of Premcor Inc., Premcor Inc. granted him options (with a three-year vesting schedule) to purchase 100,000 shares of its common stock at an exercise price equal to $10 per share. In connection with the Premcor IPO, Mr. Allen purchased 50,000 shares of Premcor Inc.'s common stock at a price of $22.50 per share (the public offering price per share paid by the investors in the Premcor IPO, less the underwriting commission per share). Premcor Inc. also granted Mr. Allen matching options (with a three-year vesting schedule) to purchase 50,000 shares of its common stock, at an exercise price of $22.50 per share.

   In February 2002, in consideration for Mr. McClave's future services as a director of Premcor Inc., Premcor Inc. granted him options (with a three-year vesting schedule) to purchase 100,000 shares of its common stock at an exercise price equal to $10 per share. In connection with the Premcor IPO, Mr. McClave purchased 50,000 shares of Premcor Inc.'s common stock at a price of $22.50 per share (the public offering price per share paid by the investors in the Premcor IPO, less the underwriting commission per share). Premcor Inc. also granted Mr. McClave matching options (with a three-year vesting schedule) to purchase 50,000 shares of its common stock, at an exercise price of $22.50 per share.

   Premcor Inc. adopted a compensation program for its non-employee directors consisting of an annual retainer of $50,000, board of directors and committee meeting fees of $1,000 per meeting, and an annual grant of options (with a one-year vesting schedule) to acquire 2,500 shares of Premcor Inc.'s common stock at the then

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

fair market value. In addition, non-employee board and committee chairpersons receive an additional retainer of $10,000 per year.

Compensation Committee Interlocks and Insider Participation

   The following individuals served as members of Premcor Inc.'s compensation committee during 2001: Messrs. Lappin (chairman), Cohen and Friedman. None of the compensation committee members are, or at any time have been, officers or employees of Premcor Inc. or any of its subsidiaries. Messrs. Friedman and Lappin are members of Blackstone. See "Principal Stockholders" and "Related Party Transactions" for additional information regarding the relationship between Premcor Inc. and Blackstone.

Executive Compensation


   The following table sets forth the annual compensation for our former chief executive officer, former chief financial officer, former general counsel and our two other most highly compensated executive officers for their services to our company during the fiscal years 2001, 2000 and 1999. For information about the future compensation for each of Messrs. O'Malley, Hantke, Kuchta, Gayda, Voss and Watson, see "--Executive Officer Benefits and Agreements--Employment Agreement with Thomas D. O'Malley," "--Employment Agreement with William E. Hantke," "--Employment Agreement with Henry M. Kuchta," "--Employment Agreement with Michael D. Gayda," "--Employment Agreement with James R. Voss" and "--Employment Agreement with Joseph D. Watson."


                          Summary Compensation Table


                                                             Annual Compensation
                                                        ------------------------------  All Other
                                                        Fiscal Salary   Bonus   Other  Compensation
Name and Principal Position                              Year   ($)      ($)   ($) (4)   ($) (5)
---------------------------                             ------ ------- ------- ------- ------------
William C. Rusnack (1).................................  2001  497,693 746,800 18,679     10,200
   Former President, Chief Executive Officer and Chief   2000  477,694 610,000     --     10,200
     Operating Officer                                   1999  454,808 370,000  1,535      9,600

Ezra C. Hunt (2).......................................  2001  317,309 378,000 45,980    344,739
   Former Executive Vice President and Chief Financial
     Officer

Jeffry N. Quinn (3)....................................  2001  297,981 344,500 13,901     10,200
   Former Executive Vice President and General Counsel   2000  236,867 232,000     --    130,215

Donovan J. Kuenzli.....................................  2001  223,732 202,600  9,573     10,200
   Refinery Manager, Port Arthur Refinery                2000  212,846 200,000    400     10,200
                                                         1999  203,538  80,000 45,392      9,600

Dennis R. Eichholz.....................................  2001  167,693 151,500 31,125      9,928
   Senior Vice President--Finance and Controller         2000  148,443 100,000  7,875      9,033
                                                         1999  136,038  62,502  7,875      8,635

--------
(1) Mr. Rusnack resigned in January 2002. See "--Executive Officer Benefits and Agreements--Termination Agreement with William C. Rusnack" for a discussion of the terms of Mr. Rusnack's termination agreement with us.
(2) Mr. Hunt resigned in January 2002. Mr. Hunt joined us in February 2001 as our executive vice president and chief financial officer. We therefore do not have compensation to disclose for Mr. Hunt for years prior to 2001. See "--Executive Officer Benefits and Agreements--Termination Agreement with Ezra C. Hunt" for a discussion of the terms of Mr. Hunt's termination agreement with us.

(3) Mr. Quinn resigned in November 2002. See "--Executive Officer Benefits and Agreements--Separation Agreement with Jeffry N. Quinn" for a discussion of the terms of Mr. Quinn's separation agreement with us.


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

(4) Represents (i) amounts for financial planning services for Messrs. Rusnack, Quinn and Eichholz, amounts for unused vacation for Messrs. Kuenzli and Eichholz, an amount for a safety award for Mr. Kuenzli and relocation expenses for Mr. Hunt for 2001, (ii) an amount for a safety award for Mr. Kuenzli and an amount for unused vacation for Mr. Eichholz for 2000 and
    (iii) amounts for relocation expenses for Messrs. Rusnack and Kuenzli and amounts for unused vacation for Messrs. Kuenzli and Eichholz for 1999.
(5) Represents (i) amounts accrued for the account of such individuals under the Premcor Retirement Savings Plan for 2001, as well as a starting bonus of $336,950 paid to Mr. Hunt upon his joining us in February 2001, (ii) amounts accrued for the account of such individuals under the Premcor Retirement Savings Plan for 2000, as well as a starting bonus of $125,000 paid to Mr. Quinn upon his joining us in March 2000 and (iii) amounts accrued for the account of such individuals under the Premcor Retirement Savings Plan and the Supplemental Savings Plan for 1999.

Stock Option Grants

   The following table sets forth information concerning grants of each of time vesting and performance vesting stock options to purchase Premcor Inc.'s common stock made during the year ended December 31, 2001, to each of the named executive officers.

                       Option Grants in Last Fiscal Year


                                Individual Grants(1)
                          --------------------------------
                                     % of Total
                          Number of   Options                 Potential Realizable Value at
                          Securities Granted To  Exercise     Assumed Annual Rates of Stock
                          Underlying Employees      or     Price Appreciation For Option Term
                           Options   In Fiscal  Base Price -----------------------------------
                          Granted(#)    Year    ($/Share)   Expiration Date     5%      10%
                          ---------- ---------- ---------- ------------------ ------- --------
Ezra C. Hunt (2).........  120,000       60%       9.90    November 9, 2002   $13,308 $ 26,831
Dennis R. Eichholz (3)...   30,000       15%       9.90    September 30, 2008 $13,297 $157,428
Donovan J. Kuenzli (4)...   20,000       10%       9.90    September 30, 2008 $ 8,865 $104,952

--------
(1) All options are options to purchase shares of the common stock of Premcor Inc. All options were granted pursuant to Premcor Inc.'s 1999 Stock Incentive Plan. The options are exercisable at a price of $9.90 per share, which was the fair market value at the date of grant.

(2) On February 26, 2001, Premcor Inc. granted Mr. Hunt 60,000 time vesting options and 60,000 performance vesting options. Of the 120,000 options granted, 20,000 time vesting options vested upon Mr. Hunt's termination of employment on January 31, 2002 and the remainder were forfeited. Mr. Hunt has exercised the 20,000 options.


(3) All 30,000 options granted to Mr. Eichholz are performance vesting options. The options vest seven years from the date of grant, with vesting being accelerated upon the achievement of certain targeted stock prices or a change in control transaction. Of the 30,000 options, 15,000 are currently vested. The date of Mr. Eichholz's grant was March 2, 2001.


(4) All 20,000 options granted to Mr. Kuenzli are performance vesting options. The options vest seven years from the date of grant, with vesting being accelerated upon the achievement of certain targeted stock prices or a change in control transaction. Of the 20,000 options, 10,000 are currently vested. The date of Mr. Kuenzli's grant was March 2, 2001.


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

Exercises of Stock Options

   The following table shows aggregate exercises of options to purchase Premcor Inc.'s common stock and the number and value of securities underlying unexercised stock options of Premcor Inc. held by the named executive officers as of December 31, 2001.


                                                  Number of Securities         Value of Unexercised In-
                             Shares              Underlying Unexercised          The-Money Options At
                            Acquired    Value   Options At Fiscal Year-End (#)    Fiscal Year-End ($)
                               on      Realized ------------------------------ -------------------------
Name                      Exercise (#)   ($)    Exercisable    Unexercisable   Exercisable Unexercisable
----                      ------------ -------- -----------    -------------   ----------- -------------
William C. Rusnack (1)...      0          0       300,000         300,000           0            0
Ezra C. Hunt (1).........      0          0             0         120,000           0            0
Jeffry N. Quinn (1)......      0          0        15,000         105,000           0            0
Donovan J. Kuenzli.......      0          0             0          80,000           0            0
Dennis R. Eichholz.......      0          0        20,000          40,000           0            0

--------

(1) For a discussion of what impact, if any, Mr. Rusnack's, Mr. Hunt's and Mr. Quinn's terminations of employment had on their outstanding options, see "--Executive Officer Benefits and Agreements--Termination Agreement with William C. Rusnack," and "--Termination Agreement with Ezra C. Hunt" and "--Separation Agreement with Jeffry N. Quinn."


Compensation Principles

   Our compensation program for executive officers is designed to attract, retain and motivate these officers to enhance long-term stockholder value. The program consists of the following three key elements:

  .   a base salary;

  .   a performance-based annual bonus; and

  .   long-term equity incentive programs.

   Our compensation philosophy:

  . targets base pay at median levels of an appropriate comparator group with total compensation in line with relative performance;

  . emphasizes variable, incentive-oriented pay that rewards executives for achievement of predetermined operating and financial objectives;

  . places increased emphasis on variable pay and long-term incentives at higher levels in the organization;

  .   balances the focus on short-term and long-term performance; and

  . utilizes plans which are fair and understandable so that the plans drive performance and do not simply follow performance.

Short-Term Performance

  Annual Base Salary

   Annual salary is designed to compensate our executive officers for enhancing earnings per share and the creation of shareholder value. Salaries for the executive officers and certain other officers who report directly to the chief executive officer are established on an annual basis by the compensation committee, typically at the first committee meeting of the year. Individual and/or corporate performance is considered in determining salary amounts.

  Annual Incentive Bonus for Calendar Year 2001

   We have adopted the Premcor Executive Recognition Plan which provides key salaried employees, or participants, the opportunity to receive annual bonuses based upon the achievement of operating, financial and/or

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

individual performance goals. In calendar year 2001, a total of 149 salaried employees participated in the Executive Recognition Plan, including the named executive officers. Under the Executive Recognition Plan each participant has a target bonus, which is expressed as a fixed percentage of base pay. The 2001 target bonus opportunity was 150% of annual base pay for Mr. Rusnack, 100% of annual base pay for Mr. Hunt and Mr. Quinn and 75% of annual base pay for the other named executive officers.

   For 2001, target bonus opportunities were divided into two components, an objective performance component and a personal performance component. Objective performance measures constituted 70% of the bonus opportunity of Messrs. Rusnack, Hunt and Quinn and 60% for the other named executive officers. The remaining portion of their bonus opportunities was based upon personal performance.

   In determining annual bonuses for 2001, the objective performance component was measured by a weighting of the following three performance measures: cash flow; costs, which for such purpose means operating expenses, excluding energy costs, plus general and administrative expenses; and a measure of gross margin which utilizes a constant price set and constant energy cost, referred to as the Premcor Value Index. Refinery participants, including corporate direct reports located at the refineries, had a significant portion of their objective award tied to the performance of the refinery. Objective awards of the corporate participants were tied to the performance of our company.

  Annual Bonuses for Calendar Year 2002


   In February 2002, the Premcor Executive Recognition Plan was renamed the Premcor Incentive Compensation Plan and was expanded to include all of our salaried employees, except for Messrs. O'Malley, Hantke, Kuchta, Gayda, Voss and Watson whose bonus terms are provided in their employment agreements with us. For 2002, bonus awards for participating executive officers will be earned solely on the basis of our achievement of earnings per share results. The earnings per share measure has a threshold, target and maximum performance level and a corresponding payout level. For executive officers participating in the plan, the threshold performance level is earnings per share of $2.00, the target performance level is earnings per share of $3.50 and the maximum performance level is earnings per share of $5.00. The target bonus opportunity for participating executive officers is equal to 75% of annual base pay, with a maximum payout of 125% of annual base pay. For information regarding bonus award opportunities for each of Messrs. O'Malley, Hantke, Kuchta, Gayda, Voss and Watson, see "--Executive Officer Benefits and Agreements--Employment Agreement with Thomas D. O'Malley," "--Employment Agreement with William E. Hantke," "--Employment Agreement with Henry M. Kuchta," "--Employment Agreement with Michael D. Gayda," "--Employment Agreement with James R. Voss" and "--Employment Agreement with Joseph D. Watson."


Long-Term Performance

  2002 Special Stock Incentive Plan

   In connection with the employment of our new chairman, chief executive officer and president, Thomas D. O'Malley, we established a 2002 Special Stock Incentive Plan for Mr. O'Malley (the "Special Plan").

   Eligibility. Mr. O'Malley shall be eligible for the grant of options to purchase shares of our common stock of Premcor Inc. under the Special Plan.


   Shares Reserved for Awards and Shares Outstanding. The number of shares of Premcor Inc.'s common stock that may be issued or delivered under the Special Plan for stock options granted during the term of the Special Plan is 3,400,000 shares. As of November 15, 2002, we had granted Mr. O'Malley 2,200,000 stock options at an exercise price of $10 per share and, in connection with the Premcor IPO, 750,000 stock options at an exercise price of $22.50 per share (the public offering price per share paid by the investors in the Premcor IPO, less the underwriting commission per share). In addition, pursuant to the terms of Mr. O'Malley's employment agreement we have committed to grant him 150,000 options a year during 2003 through 2005 at an


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exercise price equal to the fair market value on the date of the grant. See
"--Executive Officer Benefits and Agreements--Employment Agreement with Thomas
D. O'Malley."

   Administration. Premcor Inc.'s board of directors shall administer the Special Plan, and shall have full and exclusive power to grant waivers of stock option restrictions and to adopt such rules, regulations and guidelines for carrying out the Special Plan and such modifications, amendments, procedures, and the like as are necessary or proper to comply with provisions of the laws and regulations of the jurisdictions in which we operate in order to assure the viability of stock options granted under the Special Plan and to enable Mr. O'Malley, regardless of where employed, to receive advantages and benefits under the Special Plan and such laws and regulations. In general, Premcor Inc.'s board of directors may delegate their authority to administer the Special Plan to the compensation committee of its board of directors (if any) or such other committee as may be designated by its board of directors to administer the Special Plan; provided, however, that the committee shall satisfy the qualifications set forth in the Special Plan.

   Stock Options. Premcor Inc.'s board of directors shall determine the stock options to be awarded to Mr. O'Malley and shall set forth in the related stock option award certificate the terms, conditions, requirements and limitations applicable to such stock option. No stock option shall be exercisable more than ten years after the date of its grant. Nothing contained in the Special Plan or any stock option award certificate shall confer, and no grant of a stock option shall be construed as conferring, upon Mr. O'Malley any right to continue in our employ or to interfere in any way with our right to terminate Mr. O'Malley's employment at any time or increase or decrease Mr. O'Malley's compensation from the rate in existence at the time of granting of a stock option. No stock option shall confer on Mr. O'Malley any of the rights of a shareholder of Premcor Inc. unless and until shares of Premcor Inc.'s common stock are duly issued or transferred to Mr. O'Malley in accordance with the terms of the stock option.

   The price at which shares of Premcor Inc.'s common stock may be purchased under a stock option shall be determined by Premcor Inc.'s board of directors and evidenced in the stock option award certificate, and shall be paid by Mr. O'Malley in full at the time of the exercise in cash or, to the extent permitted by the committee, in shares of Premcor Inc.'s common stock having a fair market value equal to the aggregate exercise price under the stock option for the shares of Premcor Inc.'s common stock being purchased, so long as such shares of Premcor Inc.'s common stock have been held by Mr. O'Malley for no less than six months (or such other period as established from time to time by the committee or GAAP).

   Termination of Employment. If Mr. O'Malley's employment is terminated, all stock options and stock option shares held by him shall be governed by, and shall be subject to, the terms and conditions set forth in this plan, in any stock option award certificate and in his employment agreement.

   Nonassignability. Unless otherwise provided by Premcor Inc.'s board of directors, no stock option shall be assignable or transferable, or payable to or exercisable by anyone other than Mr. O'Malley (other than upon death or disability).

   Adjustment and Change in Control. In the event of any change in the outstanding shares of Premcor Inc.'s common stock by reason of any stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares of Premcor Inc.'s common stock or other corporate exchange, or any distribution to shareholders of Premcor Inc.'s common stock other than regular cash dividends, Premcor Inc.'s board of directors will make such equitable substitutions or adjustments, if any, as are necessary as to the number or kind of shares of Premcor Inc.'s common stock or other securities issued or reserved for issuance pursuant to the Special Plan or pursuant to outstanding stock options, the stock option price and/or any other affected terms of such stock options.

   In the event of a change in control (as defined in the Special Plan), Premcor Inc.'s board of directors will take such actions, if any, as it in good faith deems equitable with respect to any stock option (including, without

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limitation, the acceleration of the stock option, the payment of cash equal to the excess of the per share consideration received by the holders of shares of Premcor Inc.'s common stock in the change in control, in exchange for the cancellation of the stock option and/or the requiring of the issuance of substitute stock options that will substantially preserve the value, rights and benefits of any affected stock options previously granted under the Special
Plan) effective upon the date of the consummation of the change in control.

   Amendment. Premcor Inc.'s board of directors may amend the Special Plan without the consent of shareholders or Mr. O'Malley to the extent necessary to comply with any federal or state law or regulation or the rules of any stock exchange on which the shares of Premcor Inc.'s common stock may be listed. Premcor Inc.'s board of directors may waive any conditions or rights under, or amend, alter, accelerate, suspend, discontinue or terminate, any stock option theretofore granted and any stock option award certificate relating thereto; provided, however, that, without the consent of Mr. O'Malley, no such amendment, alteration, suspension, discontinuation or termination of any stock option may impair his rights under such stock option.

   Legal Requirements. The Special Plan, the granting and exercising of stock options thereunder and the other obligations under the Special Plan shall be subject to all applicable federal and state laws, rules and regulations. It is our intention that any stock option granted to a person who is subject to
Section 16 of the 1934 Act qualifies for exemption under Rule 16b-3.

   2002 Equity Incentive Plan

   Premcor Inc.'s board of directors has adopted the Premcor 2002 Equity Incentive Plan which is designed to permit Premcor Inc. to grant to our key employees, directors and consultants incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance-based awards and other awards based on common stock, in each case in respect of Premcor Inc.'s common stock.

   Administration. Premcor Inc.'s compensation committee administers the 2002 Equity Incentive Plan. The committee determines who will receive awards under the 2002 Equity Incentive Plan, as well as the form of the awards, the number of shares underlying the awards, and the terms and conditions of the awards consistent with the terms of the plan. The committee may delegate its authority under the 2002 Equity Incentive Plan in whole or in part as it determines, including to a subcommittee consisting solely of at least two outside directors within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 as amended (the "Exchange Act").


   Shares Reserved for Awards, Limits on Awards and Shares Outstanding. The total number of shares of Premcor Inc.'s common stock initially available for issuance or delivery under the 2002 Equity Incentive Plan is 1,500,000 shares. As of November 15, 2002, there were 1,003,500 stock options outstanding under the plan. Premcor Inc. has committed to granting options to purchase an aggregate of 365,000 shares of its common stock to certain officers during the period 2003 through 2005 at an exercise price equal to the fair market value of a share of Premcor Inc.'s common stock on the date of the grant. All options granted as of November 15, 2002 and those options to be granted during 2003 through 2005 will vest in equal installments on each of the first three anniversaries of the date of grant.


   The number of shares of Premcor Inc.'s common stock issued or reserved pursuant to the 2002 Equity Incentive Plan and the number of shares issuable pursuant to outstanding awards are subject, at the compensation committee's discretion, to adjustment as a result of stock splits, stock dividends and other dilutive changes in Premcor Inc.'s common stock. Common stock covered by awards that terminate, lapse, or are cancelled will again be available for the grant of awards under the 2002 Equity Incentive Plan.

   Stock Options. The 2002 Equity Incentive Plan permits the committee to grant participants incentive stock options, which qualify for special tax treatment in the United States, as well as nonqualified stock options. The committee establishes the duration of each option at the time it is granted, with a maximum ten-year duration for incentive stock options. The committee may establish vesting and performance requirements that must be met prior to the exercise of options.

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   Stock option grants may include provisions that permit the option holder to exercise all or part of the holder's vested options, or to satisfy withholding tax liabilities, by tendering shares of common stock already owned by the option holder for at least six months (or another period consistent with the applicable accounting rules) with a fair market value equal to the exercise price. Stock option grants may also include provisions that permit the option holder to exercise all or part of the holder's vested options through an exercise procedure, which requires the delivery of irrevocable instructions to a broker to sell the shares obtained upon exercise of the option and deliver promptly to Premcor Inc. the proceeds of the sale equal to the aggregate exercise price of the common stock being purchased.

   Stock Appreciation Rights. The committee may also grant stock appreciation rights, either alone or in tandem with underlying stock options, as well as limited stock appreciation rights, which are exercisable upon the occurrence of certain contingent events. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash or shares of Premcor Inc.'s common stock (as determined by the committee) equal in value to the excess of the fair market value of the shares covered by the right over the grant price.

   Other Stock-Based Awards. The 2002 Equity Incentive Plan permits the committee to grant awards that are valued by reference to, or otherwise based on, the fair market value of Premcor Inc.'s common stock. These awards will be in such form and subject to such conditions as the committee may determine, including the satisfaction of performance goals, the completion of periods of service or the occurrence of certain events.

   Change-in-Control Provisions. The committee may, in the event of a change in control, provide that any outstanding awards that are unexercisable or otherwise unvested will become fully vested and immediately exercisable. In addition, the committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and the payment of a cash amount in exchange for the cancellation of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award.

   Amendment and Termination. Premcor Inc.'s board of directors may amend or terminate the 2002 Equity Incentive Plan at any time, provided that no amendment or termination will be made that increases the number of shares available for awards under the 2002 Equity Incentive Plan or diminishes the rights of the holder of any award. Premcor Inc.'s board of directors may amend the plan in such manner as it deems necessary to permit awards to meet the requirements of applicable laws.

  1999 Stock Incentive Plan

   Premcor Inc.'s board of directors has adopted the Premcor 1999 Stock Incentive Plan, or the 1999 Incentive Plan, which is designed to attract and retain executive officers and other selected employees whose skills and talents are important to our company. Under the 1999 Incentive Plan, our executive officers and other employees are eligible to receive awards of options to purchase shares of Premcor Inc.'s common stock.

   The compensation committee of Premcor Inc.'s board of directors administers the 1999 Incentive Plan. Subject to the provisions of the 1999 Incentive Plan, the committee is authorized to determine who may participate in the plan, the number and types of awards made to each participant, and the terms, conditions, requirements, and limitations applicable to each award. Awards may be granted singularly or in combination. Awards may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under any other employee plan of Premcor Inc., including the plan of any acquired entity. Subject to certain limitations, Premcor Inc.'s board of directors is authorized to amend, modify or terminate the 1999 Incentive Plan.


   Options granted under the 1999 Incentive Plan to executive officers and other employees are either time vesting or performance vesting options. The time vesting options vest in one of the two following manners:


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(i) 50% at the date of grant and 25% on each January 1st thereafter, or (ii)
1/3 on the first, second, and third anniversaries of the date of grant. The performance vesting options fully vest on the seventh anniversary of the date of grant, provided, however, that following the Premcor IPO or upon a change in control of our company, the vesting is accelerated based on the achievement of certain per share prices of the common stock. The accelerated vesting schedule is as follows:



                  Average closing price                  % of shares with
           per share of capital stock for any            respect to which
    180 consecutive days; or change in control price   option is exercisable
    ------------------------------------------------   ---------------------
    Below $12.00......................................            0%
    $12.00-$14.99.....................................           10%
    $15.00-$17.99.....................................           20%
    $18.00-$19.99.....................................           30%
    $20.00-$24.99.....................................           50%
    $25.00-$29.99.....................................           75%
    Above $29.99......................................          100%


   As of November 15, 2002, 50% of the performance vesting options granted under the plan had vested.


   In the event of a change in control of Premcor Inc., Premcor Inc.'s board of directors may, with respect to any option award, take actions that cause: the acceleration of the award; the payment of a cash amount in exchange for the cancellation of the award; and/or the issuance of substitute awards that will substantially preserve the value, rights and benefits of any affected awards.


   Options in an aggregate amount of 2,215,250 shares of Premcor Inc.'s common stock are reserved for issuance under the 1999 Incentive Plan. The current aggregate amount of stock underlying option awards is, at the board of directors' discretion, subject to a stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of stock. As of November 15, 2002, 535,475 stock options were outstanding at an exercise price of $9.90 per share and 62,500 stock options were outstanding at an exercise price of $15 per share. All options were granted at an exercise price equal to the fair market value of Premcor Inc.'s common stock as of the date of grant. All options expire no more than ten years after the date of grant.


   In addition, in the event of any termination of employment of a participant, Premcor Inc. has the right, for a certain period of time and under certain conditions following such termination of employment, to purchase all of the participant's exercisable stock options at a price equal to the net stock option value, which is the fair market value of the underlying shares less the exercise price, and any shares of Premcor Inc.'s common stock acquired by the participant pursuant to the participant's exercise of any stock option, generally at a price equal to the fair market value of Premcor Inc.'s common stock, although upon a termination for cause by Premcor Inc., all of the participant's options terminate immediately without payment and Premcor Inc. can purchase, for a period of 30 days following such termination, all of the participant's shares of common stock at a price per share equal to the lower of its fair market value or the exercise price.

  Phantom Performance Shares


   In 2000, the compensation committee of Premcor Inc.'s board of directors adopted a Long Term Incentive Plan which was designed to provide certain key management employees of our company the opportunity to receive grants of performance units or awards, the value of which is measured based on the performance of Premcor Inc.'s common stock. This plan was designed to reward participants for achieving pre-defined operating and financial performance goals over a three-year performance cycle. The first three-year performance cycle under the plan began on January 1, 2001. For such performance period, 87,300 performance units are currently outstanding. Messrs. Eichholz and Kuenzli were the only named executive officers to participate in the plan for that performance cycle. Premcor Inc.'s board of directors terminated the Long Term Incentive Plan in February 2002. As a result there will be no future grants under the plan.


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Executive Officer Agreements

  Employment Agreement with Thomas D. O'Malley


   Premcor Inc. entered into an employment agreement with Thomas D. O'Malley, dated January 30, 2002, and which was subsequently amended, pursuant to which Mr. O'Malley agreed to serve as the full-time chairman of the board of directors of our company and of Premcor Inc. and as the chief executive officer and president of our company and of Premcor Inc. The agreement has a term of three years but is subject to automatic one-year extensions thereafter, unless either party gives the other sixty days prior written notice of its intention not to extend the term. The agreement provides for an annual base salary (with increases, if any, to be determined by Premcor Inc.'s board of directors) of $500,000 (which Mr. O'Malley has voluntarily agreed to reduce to $300,000 until he reinstates the previous amount by providing 30 day notice to us). In addition, the employment agreement provides that Mr. O'Malley will be eligible to earn an annual bonus if net earnings per share to Premcor Inc.'s common shareholders, calculated on a fully diluted basis and in accordance with GAAP, excluding the after-tax impact of any extraordinary or special items that Premcor Inc.'s board of directors determines in good faith are not appropriately includable in such calculation because such items do not accurately reflect Premcor Inc.'s operating performance, is at least equal to $2.00. Upon achievement of such $2.00 earnings per share, the annual bonus for Mr. O'Malley shall equal his unreduced base salary (his "base bonus"). Mr. O'Malley shall have an opportunity to earn a larger bonus for increases in such earnings per share over $2.00, subject to a cap of six times his unreduced base salary. Pursuant to the employment agreement, Mr. O'Malley purchased 750,000 shares of Premcor Inc.'s common stock issued in the Premcor IPO at a price of $22.50 per share (the public offering price per share paid by the investors in the Premcor IPO, less the underwriting commission per share). The employment agreement also provides that Mr. O'Malley will be granted (i) upon execution of the agreement, an initial option to purchase 2,200,000 shares of Premcor Inc.'s common stock at an exercise price equal to $10 per share under the Special Plan; (ii) matching options to purchase the same number of shares of Premcor Inc.'s common stock he purchases (as described above) at an exercise price equal to the purchase price per share paid for the shares he purchases (as described above) under the Special Plan; and (iii) annual options to purchase 150,000 shares of Premcor Inc.'s common stock per year at an exercise price equal to fair market value on the date of grant, in each of the years 2003, 2004 and 2005, all under the Special Plan. Mr. O'Malley has agreed to customary transfer limitations, tag-along rights, drag-along rights and rights of first refusal with respect to any shares he acquires pursuant to the prior sentence (including any shares acquired by means of a stock split, stock dividend or distribution affecting the shares acquired pursuant to the prior sentence). Pursuant to the employment agreement, if Mr. O'Malley's employment is terminated by Premcor Inc. without cause, by Mr. O'Malley for good reason or upon Premcor Inc.'s election not to extend the employment term, Mr. O'Malley will be entitled to receive (i) any accrued but unpaid base salary and annual bonus, (ii) subject to Mr. O'Malley's continued compliance with non-competition, non-solicitation, no-hire and confidentiality covenants, three times the sum of Mr. O'Malley's unreduced base salary plus base bonus, (iii) the accrued retirement benefit, whether or not vested, and (iv) full vesting of any outstanding stock options. Mr. O'Malley is also entitled to be "grossed up," on an after-tax basis, for any excise taxes imposed under the Internal Revenue Code on any "excess parachute payment" that he receives in connection with benefits and payments provided to him in connection with any change in control (as such term is defined under the Internal Revenue Code) of Premcor Inc.


  Employment Agreement with William E. Hantke


   Premcor Inc. entered into an amended and restated employment agreement with William E. Hantke, dated as of June 1, 2002, and which was subsequently amended, pursuant to which Mr. Hantke agreed to serve as executive vice president and chief financial officer of our company and of Premcor Inc. The agreement has a term of three years but is subject to automatic one-year extensions thereafter, unless either party gives the other sixty days prior written notice of its intention not to extend the term. The agreement provides for an annual base salary (with increases, if any, to be determined by Premcor Inc.'s board of directors) of $250,000. In addition, the employment agreement provides that Mr. Hantke will be eligible to earn an annual bonus if net earnings per share to Premcor Inc.'s common shareholders, calculated on a fully diluted basis and according to GAAP,


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excluding the after-tax impact of any extraordinary or special items that
Premcor Inc.'s board of directors determines in good faith are not appropriately includable in such calculation because such items do not accurately reflect Premcor Inc.'s operating performance, is at least equal to $2.00. Upon achievement of such $2.00 earnings per share, the annual bonus for Mr. Hantke shall be equal to 50% of his annual base salary (his "base bonus"). Mr. Hantke shall have an opportunity to earn a larger bonus for increases in such earnings per share over $2.00, subject to a cap of three times his base salary. The employment agreement also provides that Mr. Hantke will be granted annual options to purchase 25,000 shares of Premcor Inc.'s common stock per year at an exercise price equal to fair market value on the date of grant, in each of the years 2003, 2004 and 2005, all under the 2002 Equity Incentive Plan. Pursuant to the employment agreement, if Mr. Hantke's employment is terminated by Premcor Inc. without cause, by Mr. Hantke for good reason or upon Premcor Inc.'s election not to extend the employment term, Mr. Hantke will be entitled to receive (i) any accrued but unpaid base salary and annual bonus attributable to a prior fiscal year and (ii) subject to Mr. Hantke's continued compliance with non-competition, non-solicitation, no-hire and confidentiality covenants, three times the sum of Mr. Hantke's base salary plus base bonus. Mr. Hantke is also entitled to be "grossed up," on an after-tax basis, for any excise taxes imposed under the Internal Revenue Code on any "excess parachute payment" that he receives in connection with benefits and payments provided to him in connection with any change in control (as such term is defined under the Internal Revenue Code) of Premcor Inc.


  Employment Agreement with Henry M. Kuchta


   Premcor Inc. entered into an amended and restated employment agreement with Henry M. Kuchta, dated as of June 1, 2002, and which was subsequently amended, pursuant to which Mr. Kuchta agreed to serve as executive vice president-refining of our company, Premcor USA Inc. and Premcor Inc. The agreement has a term of two years but is subject to automatic one-year extensions thereafter, unless either party gives the other sixty days prior written notice of its intention not to extend the term. The agreement provides for an annual base salary (with increases, if any, to be determined by Premcor Inc.'s board of directors) of $250,000. In addition, the employment agreement provides that Mr. Kuchta will be eligible to earn an annual bonus if net earnings per share to Premcor Inc.'s common shareholders, calculated on a fully diluted basis and according to GAAP, excluding the after-tax impact of any extraordinary or special items that Premcor Inc.'s board of directors determines in good faith are not appropriately includable in such calculation because such items do not accurately reflect Premcor Inc.'s operating performance, are at least equal to $2.00. Upon achievement of such $2.00 earnings per share, the annual bonus for Mr. Kuchta shall be equal to 50% of his annual base salary (his "base bonus"). Mr. Kuchta will have an opportunity to earn a larger bonus for increases in such earnings per share over $2.00, subject to a cap of three times his base salary. Pursuant to the 2002 Equity Incentive Plan, Mr. Kuchta will receive annual options to purchase at least 25,000 shares of Premcor Inc.'s common stock per year at an exercise price equal to fair market value on the date of grant in each of the years 2003 and 2004. Pursuant to the employment agreement, if Mr. Kuchta's employment is terminated by Premcor Inc. without cause, by Mr. Kuchta for good reason or upon Premcor Inc.'s election not to extend the employment term, Mr. Kuchta will be entitled to receive (i) any accrued but unpaid base salary plus base bonus attributable to a prior fiscal year and (ii) subject to Mr. Kuchta's continued compliance with non-competition, non-solicitation, no-hire and confidentiality covenants, three times the sum of Mr. Kuchta's base salary plus base bonus. Mr. Kuchta is also entitled to be "grossed up," on an after-tax basis, for any excise taxes imposed under the Internal Revenue Code on any "excess parachute payment" that he receives in connection with benefits and payments provided to him in connection with any change in control (as such term is defined under the Internal Revenue Code) of Premcor Inc.



  Employment Agreement with Michael D. Gayda



   Premcor Inc. entered into an employment agreement with Michael D. Gayda, dated as of October 1, 2002, and which was subsequently amended, pursuant to which Mr. Gayda agreed to serve as senior vice president, secretary and general counsel of Premcor Inc. The agreement has an initial term of two years but is subject to automatic one-year extensions thereafter, unless either party gives the other 60 days prior written notice of its intention not to extend the term. The agreement provides for an annual base salary (with increases, if any, to be


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determined by Premcor Inc.'s board of directors) of $200,000. In addition, the employment agreement provides that Mr. Gayda will be eligible to earn an annual bonus if net earnings per share to Premcor Inc.'s common shareholders, calculated on a fully diluted basis and according to GAAP, excluding the after-tax impact of any extraordinary or special items that Premcor Inc.'s board of directors determines in good faith are not appropriately includable in such calculation because such items do not accurately reflect Premcor Inc.'s operating performance, is at least equal to $2.00. Upon achievement of such $2.00 earnings per share, the annual bonus for Mr. Gayda shall be equal to 50% of his annual base salary (his "base bonus"). Mr. Gayda shall have an opportunity to earn a larger bonus for increases in such earnings per share over $2.00, subject to a cap of three times his base salary. The employment agreement also provides that Mr. Gayda will be granted annual options to purchase not less than 25,000 shares of Premcor Inc.'s common stock per year at an exercise price equal to fair market value on the date of grant, in each of the years 2003, 2004 and 2005, all under the 2002 Equity Incentive Plan. Pursuant to the employment agreement, if Mr. Gayda's employment is terminated by Premcor Inc. without cause, by Mr. Gayda for good reason or upon Premcor Inc.'s election not to extend the employment term, Mr. Gayda will be entitled to receive (i) any accrued but unpaid base salary and annual bonus attributable to a prior fiscal year and (ii) subject to Mr. Gayda's continued compliance with confidentiality covenants, three times the sum of Mr. Gayda's base salary plus base bonus. Mr. Gayda is also entitled to have his salary "grossed up," on an after-tax basis, for any excise taxes imposed under the Internal Revenue Code on any "excess parachute payment" that he receives in connection with benefits and payments provided to him in connection with any change in control (as such term is defined under the Internal Revenue Code) of Premcor Inc.



  Employment Agreement with James R. Voss



   Premcor Inc. entered into an employment agreement with James R. Voss, dated as of September 16, 2002, and which was subsequently amended, pursuant to which Mr. Voss agreed to serve as senior vice president and chief administrative officer of Premcor Inc. The agreement has an initial term of two years but is subject to automatic one-year extensions thereafter, unless either party gives the other 60 days prior written notice of its intention not to extend the term. The agreement provides for an annual base salary (with increases, if any, to be determined by Premcor Inc.'s board of directors) of $200,000. In addition, the employment agreement provides that Mr. Voss will be eligible to earn an annual bonus if net earnings per share to Premcor Inc.'s common shareholders, calculated on a fully diluted basis and according to GAAP, excluding the after-tax impact of any extraordinary or special items that Premcor Inc.'s board of directors determines in good faith are not appropriately includable in such calculation because such items do not accurately reflect Premcor Inc.'s operating performance, is at least equal to $2.00. Upon achievement of such $2.00 earnings per share, the annual bonus for Mr. Voss shall be equal to 50% of his annual base salary (his "base bonus"). Mr. Voss shall have an opportunity to earn a larger bonus for increases in such earnings per share over $2.00, subject to a cap of three times his base salary. The employment agreement also provides that Mr. Voss will be granted annual options to purchase not less than 25,000 shares of Premcor Inc.'s common stock per year at an exercise price equal to fair market value on the date of grant, in each of the years 2003, 2004 and 2005, all under the 2002 Equity Incentive Plan. Pursuant to the employment agreement, if Mr. Voss's employment is terminated by Premcor Inc. without cause, by Mr. Voss for good reason or upon Premcor Inc.'s election not to extend the employment term, Mr. Voss will be entitled to receive (i) any accrued but unpaid base salary and annual bonus attributable to a prior fiscal year and (ii) subject to Mr. Voss's continued compliance with confidentiality covenants, three times the sum of Mr. Voss's base salary plus base bonus. Mr. Voss is also entitled to have his salary "grossed up," on an after-tax basis, for any excise taxes imposed under the Internal Revenue Code on any "excess parachute payment" that he receives in connection with benefits and payments provided to him in connection with any change in control (as such term is defined under the Internal Revenue Code) of Premcor Inc.







  Employment Agreement with Joseph D. Watson


   Premcor Inc. entered into an amended and restated employment agreement with Joseph D. Watson, dated June 1, 2002, and which was subsequently amended, pursuant to which Mr. Watson agreed to serve as senior vice president of our company and of Premcor Inc. The agreement has a term of two years but is subject to automatic one-year extensions thereafter, unless either party gives the other sixty days prior written notice of its intention not to extend the term. The agreement provides for an annual base salary (with increases, if any, to be determined by Premcor Inc.'s board of directors) of $200,000. In addition, the employment agreement provides that Mr. Watson will be eligible to earn an annual bonus if net earnings per share to Premcor Inc.'s common shareholders, calculated on a fully diluted basis and according to GAAP, excluding the after-tax impact of any extraordinary or special items that Premcor Inc.'s board of directors determines in good faith are not appropriately includable in such calculation because such items do not accurately reflect Premcor Inc.'s operating performance, is at least equal to $2.00. Upon achievement of such $2.00 earnings per share, the annual bonus for Mr. Watson shall be equal to 50% of his annual base salary (his "base bonus"). Mr. Watson shall have an opportunity to earn a larger bonus for increases in such earnings per share over $2.00, subject to a cap of three times his base salary. The employment agreement also provides that Mr. Watson will be granted annual options to purchase 25,000 shares of Premcor Inc.'s common stock per year at an exercise price equal to fair market value on the date of grant, in each of the years 2003 and 2004, all under the 2002 Equity Incentive Plan. Pursuant to the employment agreement, if Mr. Watson's employment is terminated by Premcor Inc. without cause, by Mr. Watson for good reason or upon Premcor Inc.'s election not to extend the employment term, Mr. Watson will be entitled to receive (i) any accrued but unpaid base salary and annual bonus attributable to a prior fiscal year and (ii) subject to Mr. Watson's continued compliance with non-competition, non-solicitation, no-hire and confidentiality covenants, three times the sum of Mr. Watson's base salary plus base bonus. Mr. Watson is also entitled to have his salary "grossed up," on an after-tax basis, for any excise taxes imposed under the Internal Revenue Code on any "excess parachute payment" that he receives in connection with benefits and payments provided to him in connection with any change in control (as such term is defined under the Internal Revenue Code) of Premcor Inc.


  Termination Agreement with William C. Rusnack


   William C. Rusnack served as the chief executive officer and president of our company and Premcor Inc. from April 1998 to January 31, 2002. On January 31, 2002, Premcor Inc. entered into a termination agreement with Mr. Rusnack pursuant to which he resigned from all executive officer and board positions with Premcor Inc. and its affiliates (including us). Mr. Rusnack agreed to release Premcor Inc. and its affiliates from any claims he may have against Premcor Inc. and its affiliates, and Premcor Inc. agreed to provide certain severance payments and benefits. Upon the termination of his employment, Mr. Rusnack received a lump sum severance payment of $3,375,000. All 300,000 nonqualified time vesting stock options to purchase shares of Premcor Inc.'s common stock that had been granted to Mr. Rusnack under the 1999 Incentive Plan had vested prior to his termination. However, Mr. Rusnack's exercise period was modified such that he was entitled to exercise his vested options until November 9, 2002. Fifty percent of the 300,000 performance vesting options granted to Mr. Rusnack under the 1999 Incentive Plan vested prior to the November 9th expiration date and the remaining fifty percent expired. Mr. Rusnack has exercised all 450,000 vested options. For more detail on Mr. Rusnack's stock options, see "--Long-Term Performance--1999 Stock Incentive Plan." Mr. Rusnack is entitled to receive job relocation counseling services for up to 18 months and continued participation for up to one year in all life insurance and welfare programs in which he participated immediately prior to his termination. Mr. Rusnack is also entitled to have his salary "grossed up," on an after-tax basis, for excise taxes imposed under the Internal Revenue Code on any "excess parachute payment" as set forth in his original employment agreement. Mr. Rusnack has agreed to certain post-termination confidentiality covenants.


  Termination Agreement with Ezra C. Hunt

   Mr. Hunt served as executive vice president and chief financial officer of our company and Premcor Inc. from February 26, 2001 to January 31, 2002. On January 31, 2002, Premcor Inc. entered into a termination agreement with Mr. Hunt, pursuant to which he resigned from his executive officer positions. Mr. Hunt agreed to release Premcor Inc. and its affiliates (including us) from any claims he may have against Premcor Inc. and its affiliates, and Premcor Inc. agreed to provide certain severance payments and benefits. Under the agreement, Mr.

Hunt is entitled to $1,500,000 (less the present value of any other termination benefits payable by us) which is equal to two times the sum of his base salary and target bonus, such amount being payable over a 24-month period. Of the 120,000 nonqualified stock options to purchase shares of Premcor Inc.'s common stock granted to Mr. Hunt under the 1999 Incentive Plan, 20,000 options vested upon his termination and the remainder were forfeited. However, Mr. Hunt's exercise period was modified such that he was entitled to exercise his vested options until November 9, 2002. Mr. Hunt has exercised his 20,000 vested options. Mr. Hunt is entitled to receive job relocation counseling services for up to 18 months and continued participation for up to one year in all life insurance and welfare programs in which he was entitled to participate immediately prior to his termination. Mr. Hunt is also entitled to have his salary "grossed up," on an after-tax basis, for excise taxes imposed under the Internal Revenue Code on any "excess parachute payment" as set forth in his original employment agreement. Mr. Hunt has agreed to certain post-termination confidentiality covenants.



  Separation Agreement with Jeffry N. Quinn



   Mr. Quinn served as executive vice president and general counsel of our company and Premcor Inc. from March 2000 to November 1, 2002. On November 1, 2002, Premcor Inc. entered into a separation agreement with Mr. Quinn, pursuant to which he resigned from all executive officer and board positions with Premcor Inc. and its affiliates (including us). Mr. Quinn agreed to release Premcor Inc. and its affiliates from any claims he may have against Premcor Inc. and its affiliates, and Premcor Inc. agreed to provide certain severance payments and benefits. Under the agreement, on January 2, 2003, Mr. Quinn will receive a lump sum severance payment of $1,165,000. Of the 120,000 nonqualified stock options granted to Mr. Quinn under the 1999 Incentive Plan, 90,000 options were vested as of his termination date or vested upon his termination. Mr. Quinn is entitled to exercise his vested options until March 1, 2004. All of the 50,000 nonqualified stock options granted to Mr. Quinn under the 2002 Equity Incentive Plan were forfeited upon his termination. Mr. Quinn is entitled to receive job relocation counseling services up to $35,000. He is also entitled to have his salary "grossed up," on an after-tax basis, for excise taxes imposed under the Internal Revenue Code on any "excess parachute payment" as set forth in his original employment agreement. Mr. Quinn has agreed to certain post-termination confidentiality covenants.


Other Employee Benefits

  Senior Executive Retirement Plan


   Premcor Inc. has adopted a Senior Executive Retirement Plan (SERP) covering seven executive officers. Benefits under the plan will vest after three years of continuous service. The annual retirement benefit payable under the plan at a normal retirement date (as defined by the plan) will be a single life annuity for the life of the participant which is equal to the lesser of:


  . the sum of six percent (6%) of average earnings times years of service less than or equal to five (5), plus three percent (3%) of average earnings times years of service greater than five (5), or

  .   sixty percent (60%) of average earnings.

Average earnings are defined as the average of the participant's annual earnings (generally, annual base compensation plus bonus paid under an annual incentive plan) during the three consecutive calendar year period of employment in which the participant had the highest aggregate earnings.

   Any benefit payable under the plan will be offset by benefits, if any, payable to the participant under Premcor Inc.'s pension plan. Further, a SERP participant will not accrue a benefit under the Premcor Inc. non-qualified pension restoration plan during the period in which he participates in the plan. The plan also provides death, disability and post-employment medical benefits.

   On September 10, 2002, Premcor Inc. suspended the SERP. Unless and until the plan is reactivated by Premcor Inc., participants in the plan will accrue no benefits; however, service during this time will count toward

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

vesting of any benefit earned in the future. There is no certainty that the plan will be reactivated in the future. The suspension of the plan has been consented to by each of the participants.

  Pension Plans

   Premcor Inc. has implemented a "cash balance" pension plan for our salaried workforce, including the named executive officers except Mr. O'Malley, effective January 1, 2002. Benefits under the plan will vest after five years of continuous service. The plan will recognize existing service with us or our predecessors for purposes of vesting, allowing our employees that already have five or more years of service to be vested immediately.

   On an annual basis each participant's account will be credited with the following:

  . contribution credit equal to seven percent (7%) of pensionable earnings plus seven percent (7%) of pensionable earnings in excess of the Social Security Wage Base; and

  . interest credit equal to the average yield for one-year treasury bonds for the previous October, plus one percent (1%).

   For the purposes of the plan, "pensionable earnings" are defined as regular annual salary, overtime pay, annual incentive payments and contributions to 401(k) plans.

   Premcor Inc. has also adopted a non-qualified restoration plan which restores the benefits lost by any employee, including any executive officer, under the qualified pension plan as a result of Internal Revenue Code imposed limitations on pensionable income.


   As of November 15, 2002, the estimated annual annuities payable at age sixty-five (65) to Messrs. O'Malley, Hantke, Kuchta, Eichholz, Gayda, Kuenzli, Voss and Watson are as follows:



                                                        Current Estimated Annual
Name                                                      Age     Payments(1)
----                                                    ------- ----------------
Thomas D. O'Malley.....................................   61        $126,178
William E. Hantke......................................   55        $103,390
Henry M. Kuchta........................................   46        $238,888
Dennis R. Eichholz.....................................   49        $118,165
Michael D. Gayda.......................................   48        $155,017
Donovan J. Kuenzli.....................................   62        $ 13,876
James R. Voss..........................................   36        $453,991
Joseph D. Watson.......................................   37        $390,696

--------

(1) Assumes the executive officer works until age sixty-five (65), annual base compensation remains unchanged from his current salary and that future incentive compensation awards are equal to 250% of base pay for Mr. O'Malley, 100% of base pay for Messrs. Hantke, Kuchta, Gayda, Voss and Watson and 50% of base pay for Messrs. Eichholz and Kuenzli. Amounts include estimated benefits under Premcor Inc.'s cash balance plan and non-qualified restoration plan. The interest rate used for determining the annuity was 7.5%. The interest credit for 2003 and future years was assumed to be 6.5%. The above amounts reflect that Premcor Inc.'s senior executive retirement plan has been suspended and assume that each of the executive officers is eligible for benefits under the non-qualified pension restoration plan during the suspension period. For further discussion regarding the suspension of that plan, see "--Other Employee Benefits--Senior Executive Retirement Plan."


   On February 1, 2002, Premcor Inc. implemented a cash balance pension plan for our represented workforce. Eligible represented employees are regular hourly-paid employees that have attained six months of continuous service with us. Benefits under the plan will vest after five years of continuous service. Past service from the most recent period of continuous employment at the facility will be recognized for participation and vesting. On an annual basis each participant's account is credited with:

  .   a contribution credit equal to a percentage of pensionable earnings; and

  . an interest credit equal to the average yield for one-year treasury bonds for the previous October, plus one percent (1%).

   For the purposes of the pension plan, pensionable earnings are defined as annual base salary plus overtime and shift differential paid during the plan year. The contribution credit is based on the participant's age and service at year end.

  Change-In-Control, Retention and Severance Agreements


   Premcor Inc. entered into change-in-control, retention and severance agreements with six of our key employees, including Messrs. Eichholz and Kuenzli. Each agreement has an initial term of three years, provided that if neither Premcor Inc. nor the employee give 12 months' notice of termination prior to the expiration of the initial term or any extension thereof, then the agreement shall automatically extend for an additional two-year period. In the event of a change in control of Premcor Inc., each agreement shall remain in effect until at least the second anniversary of the change in control. In the event that, prior to the occurrence of a change in control, an employee's employment is terminated by Premcor Inc. without cause or is terminated by the employee for good reason (defined to include a material diminution of duties or titles, certain reductions in base salary, target incentive opportunity or employee benefits), then we shall pay the employee his or her base salary during the one-year period following such termination, plus a pro-rata portion of the employee's annual target bonus for the year in which the termination occurs. In the event such termination occurs in connection with or after a change in control, the employee will receive a lump sum cash payment within 10 business days of the termination equal to two times the sum of his or her base salary amount and target bonus amount plus a pro-rata portion of his or her annual target bonus for the year in which the termination occurs. If the employee's employment is terminated for the reasons set forth above, the employee will also receive up to two years of continued medical and other welfare benefits, as well as up to one year of outplacement services.


   The agreements also provide that upon a change in control of Premcor Inc., all stock options and other equity awards immediately vest and become exercisable (performance-vesting options only vest if the applicable performance goals are satisfied). In addition, the agreements provide that each covered employee is entitled to have his or her salary "grossed up," on an after-tax basis, for any excise taxes imposed under the Internal Revenue Code on any "excess parachute payment" that he or she receives in connection with benefits and payments provided to him or her in connection with any change in control (as such term is defined under the Internal Revenue Code) of Premcor Inc.

  Premcor Retirement Savings Plan

   Premcor Inc.'s Savings Plan permits our employees to make before-tax and after-tax contributions and provides for employer incentive matching contributions. Executive officers participate in the plan on the same terms as other eligible employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers.

   Under the Savings Plan, each of our employees may become a participant. Participants are permitted to make before-tax contributions to the Savings Plan, effected through payroll deduction, of from 1% to 15% of their compensation. Compensation, for purposes of the Savings Plan, is defined as regular annual salary, overtime pay and shift differential. We make matching contributions equal to 200% of a participant's before-tax contributions for up to 3% of compensation. Additionally, for union represented employees at our Port Arthur and Lima refineries, we make matching contributions equal to 100% of a participant's before-tax contributions between 4% and 6% of compensation. Participants are also permitted to make after-tax contributions through payroll deduction, of from 1% to 5% of compensation, which are not matched by employer contributions. Before-tax contributions and after-tax contributions, in the aggregate, may not exceed the lesser of 15% of compensation and before tax contributions may not exceed $11,000 in 2002. All employer contributions for non-union employees are fully vested from the onset of the employee's participation in the plan. Subject to certain restrictions, employees may make loans or withdrawals of employee contributions during the term of their employment.


  Other Plans

   We provide medical benefits, life insurance, and other welfare benefits to our employees, including our executive officers.

                            PRINCIPAL STOCKHOLDERS


   All of our common stock is owned by Premcor USA, which is wholly owned by Premcor Inc. The following table sets forth certain information concerning the beneficial ownership of Premcor Inc.'s common stock as of November 15, 2002 by persons who beneficially own more than 5% of the outstanding shares of Premcor Inc.'s common stock, each person who is a director of Premcor Inc., each person who is a named executive officer of Premcor Inc. and all directors and executive officers of Premcor Inc. as a group.



                                                        Shares Beneficially
                                                              Owned
                                                        -----------------
Name and Address                                          Number    Percent
----------------                                        ----------  -------
Blackstone Management Associates III L.L.C. (1)........ 27,817,104   47.9%
   345 Park Avenue
   New York, NY 10154
Occidental Petroleum Corporation.......................  7,734,646   13.3
   10889 Wilshire Boulevard
   Los Angeles, California 90024
Thomas D. O'Malley (2).................................    750,000    1.3
Jefferson F. Allen (2).................................     50,000     *
Marshall A. Cohen (2)..................................    116,161     *
Wilkes McClave III (2).................................     50,000     *
Donovan J. Kuenzli (2).................................      1,000     *
Dennis R. Eichholz (2).................................     21,000     *
All directors and executive officers as a group (3)....    988,161    1.7

--------
*   Less than 1%.
(1) Blackstone affiliates currently own 27,817,104 shares of our common stock as follows: 22,193,918 shares by Blackstone Capital Partners III Merchant Banking Fund L.P., 3,954,154 shares by Blackstone Offshore Capital Partners III L.P. and 1,669,032 shares by Blackstone Family Investment Partnership III L.P, for each of which Blackstone Management Associates III L.L.C., or BMA, is the general partner having voting and investment power. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BMA and as such may be deemed to share beneficial ownership of the shares owned by Blackstone. Each of BMA and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares.

(2) Includes the following shares which such persons have, or will within 60 days of November 15, 2002 have, the right to acquire upon the exercise of stock options: Mr. O'Malley--750,000; Mr. Allen--50,000; Mr. Cohen--50,505; Mr. McClave--50,000; and Mr. Eichholz--20,000. Mr. Cohen's address is Cassels, Brock & Blackwell, Scotia Plaza, Suite 2200, 40 King Street West, Toronto Ontario, M5H-3C2 Canada. The address of each of the named executive officers is Premcor Inc., 1700 E. Putnam Avenue, Suite 500, Old Greenwich, CT 06870.

(3) David I. Foley, Robert L. Friedman and Richard C. Lappin, all directors of Premcor Inc., are designees of Blackstone Management Associates III L.L.C., which has investment and voting control over the shares held or controlled by Blackstone and as such may be deemed to share beneficial ownership of the shares held or controlled by Blackstone. Stephen I. Chazen, a director of Premcor Inc., is an executive officer of Occidental Petroleum Corporation and to the extent he may be deemed to be a control person of Occidental Petroleum Corporation may be deemed to be a beneficial owner of shares of common stock owned by Occidental Petroleum Corporation. Each of such persons disclaims beneficial ownership of such shares.

                          RELATED PARTY TRANSACTIONS

   Each of the related party transactions described below was negotiated on an arm's length basis. We believe that the terms of each such agreement are as favorable as those we could have obtained from parties not related to us.

Our Relationship with Blackstone


   The Blackstone Group L.P. is a private investment firm based in New York, founded in 1985. Its main businesses include private equity investing, merger and acquisition advisory services, restructuring advisory services, real estate investing, mezzanine debt investing, collateralized debt obligation investing and asset management. Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates, or Blackstone, acquired its interest in Premcor Inc. in November 1997 and, as of November 15, 2002, beneficially owns 47.9% of its common stock.


   Under a Monitoring Agreement, dated November 14, 1997, among us, Premcor USA and Blackstone, we have paid a monitoring fee equal to $2 million per annum to an affiliate of Blackstone. In return, Blackstone provided financial advisory services to us including advice on the structure and timing of our entry into financial arrangements, relationships with key lenders, property dispositions and acquisitions, and other ancillary financial advisory services. Financial advisory services rendered by Blackstone relating to specific acquisitions and divestitures are expressly excluded from the agreement. As of December 31, 2001, we have paid in full all amounts due and payable under this agreement. Over the past three years, we have paid fees to Blackstone totaling approximately $17 million, consisting of $6.0 million in monitoring fees, a $2.4 million fee paid in connection with our purchase of the Lima refinery, an $8.0 million fee in connection with structuring of the heavy oil upgrade project, and an amount for reimbursed expenses. We have terminated this monitoring agreement effective as of March 31, 2002. To terminate such agreement, we have paid Blackstone $500,000 for services rendered during 2002 and a $5 million termination fee.

   Under a Stockholder Agreement dated March 9, 1999 among Premcor Inc., Blackstone and Marshall A. Cohen, one of Premcor Inc.'s directors and stockholders, if Blackstone transfers 25% or more of its holdings of Premcor Inc.'s common stock to a third party, Mr. Cohen or any of his permitted affiliates may require the transferee to purchase a similar percentage of his shares. Conversely, if Blackstone receives and accepts an offer from a third party to purchase 25% or more of its holdings of Premcor Inc.'s common stock, Mr. Cohen must transfer a similar percentage of his shares to the third party. This agreement terminates when Blackstone ceases to beneficially own at least 5% of Premcor Inc's common stock on a fully diluted basis.

   Pursuant to a Registration Rights Agreement, dated April 26, 2002, between Premcor Inc. and Blackstone, Blackstone has the right, on up to three occasions, to request that Premcor Inc. effect the registration of all or part of Blackstone's shares. Premcor Inc. is obligated to use its best efforts to effect the registration of all of the shares of which Blackstone requests except when in the opinion of the underwriter the number of securities requested to be registered is likely to adversely impact such offering. Following this offering, Blackstone also has the right to include its shares in certain registration of the Blackstone shares along with our other shares, absent a determination by the underwriter that such registration exceeds the largest number of securities which can be sold without adversely impacting the offering.

   Blackstone is also a party to a Capital Contribution Agreement, dated as of August 19, 1999, with Sabine, Neches, PACC, PAFC and Premcor Inc. Under that agreement, Blackstone agreed to make certain capital investments in Sabine in connection with the heavy oil upgrade project. Blackstone made $109.6 million of contributions under the agreement.

   From time to time in the past, we have retained Blackstone to act as our financial advisor with respect to potential transactions. Blackstone is not currently acting as our financial advisor with respect to any such transaction.

Our Relationship with Occidental


   Occidental Petroleum Corporation explores for, develops, produces and markets crude oil and natural gas and manufactures and markets a variety of basic chemicals. Occidental acquired its interest in Premcor Inc. in 1995 and, as of November 15, 2002, beneficially owns 13.3% of its common stock. Occidental also acquired an approximately 10% equity interest in Sabine pursuant to a Subscription Agreement, dated as of August 4, 1999, among Occidental, Sabine, Neches and PACC, in connection with the financing of the Port Arthur heavy oil upgrade project.


   Pursuant to a Share Exchange Agreement dated April 27, 1999, Premcor Inc. succeeded to, and Premcor USA ceased to be a party to, the Second Amended and Restated Stockholders' Agreement dated November 3, 1997, originally between Premcor USA and Occidental C.O.B. Partners. That stockholders' agreement entitles Occidental to designate one director to Premcor Inc's board of directors for as long as it holds at least 10% of Premcor Inc's fully diluted shares. Premcor Inc. has the right of first refusal on any of its shares held by Occidental or a transferee of Occidental intended by such holder to be sold to a third party. Occidental has the right, on one occasion, to request that Premcor Inc. effect the registration of all or part of Occidental's holdings of Premcor Inc.'s common stock. In addition, Occidental has the right to include its holding Premcor Inc.'s common stock in any registered public offering by Premcor Inc. Premcor Inc. is required to use its best efforts to effect the registration of the shares of its common stock held by Occidental along with our other shares of common stock, unless the underwriters of the offering determine that the registration of the shares of Premcor Inc.'s common stock held by Occidental will adversely impact the offering of Premcor Inc.'s other shares of common stock.

   Under an Advisory Agreement, dated November 14, 1997, among Premcor USA, PRG and Occidental, Occidental provides us with consulting services related to ongoing crude supplier decisions and related purchase and hedging strategies. In return, Occidental received 101,010 shares of Premcor Inc.'s Class F Common Stock. Pursuant to a Warrant Exercise and Share Exchange Agreement, dated as of June 6, 2002, among Blackstone, Occidental, Sabine and Premcor Inc., Occidental's 101,010 shares of Premcor Inc.'s Class F Common Stock were converted into shares of Premcor Inc.'s common stock upon completion of the Premcor IPO and, in connection with the Sabine restructuring, Premcor Inc. consummated a share exchange with Occidental whereby it received the remaining 10% of the common stock of Sabine in exchange for shares of Premcor Inc.'s common stock.

Our Relationship with PACC

   Prior to the Sabine restructuring, PACC was our affiliate because our ultimate parent company, Premcor Inc., owned 90% of the capital stock of Sabine, the entity formed to be the general partner of PACC, and 100% of Neches, the entity formed to be the 99% limited partner of PACC. In connection with the Sabine restructuring, on June 6, 2002 Premcor Inc. consummated a share exchange with Occidental whereby it received the remaining 10% of the common stock of Sabine and Premcor Inc. then contributed its 100% ownership interest in Sabine to us. As a result, Sabine and its wholly owned subsidiaries, including PACC, became our wholly-owned subsidiaries.

                          DESCRIPTION OF INDEBTEDNESS

   The following are summaries of the terms of our principal long-term debt.

The Premcor Refining Group

   8 3/8% Senior Notes. In November 1997, we issued $100 million of unsecured 8 3/8% senior notes. The notes mature on November 15, 2007, with interest payable semi-annually in arrears on May 15th and November 15th. We may redeem the notes on or after November 15, 2002, at a redemption price equal to 104.187% of the principal amount of the notes in the first year. The redemption prices decline yearly to par on November 15, 2004, plus accrued and unpaid interest to the date of redemption.

   8 7/8% Senior Subordinated Notes. In November 1997, we issued $175 million of unsecured 8 7/8% senior subordinated notes. The notes mature on November 15, 2007, with interest payable semi-annually in arrears on May 15th and November 15th. We may redeem the notes on or after November 15, 2002, at a redemption price equal to 104.437% of the principal amount of the notes in the first year. The redemption prices decline yearly to par on November 15, 2005, plus accrued and unpaid interest to the date of redemption. The notes are our senior subordinated obligations, subordinated in right of payment to all of our senior debt.

   Floating Rate Loans. We borrowed $125 million in November 1997, and an additional $115 million in August 1998, under a floating rate term loan agreement expiring in 2004. In November 2003, $31.3 million of the outstanding principal amount is due with the remainder of the outstanding principal due in November 2004. The loan is our senior unsecured obligation and bears interest at the London Interbank Offer Rate, or LIBOR, plus a margin of 275 basis points. The loan may be repaid from time to time at any time in whole or in part, without premium or penalty.

   8 5/8% Senior Notes.  In August 1998, we issued $110 million of unsecured
8 5/8% senior notes. The notes mature on August 15, 2008, with interest payable semi-annually in arrears on February 15th and August 15th. We may redeem the notes on or after August 15, 2003, at a redemption price equal to 104.312% of the principal amount of the notes in the first year. The redemption prices decline yearly to par on August 15, 2005, plus accrued and unpaid interest to the date of redemption.

  Change of Control Provisions

   Holders of each of the notes described above have the right, upon the occurrence of a change of control accompanied by a ratings downgrade, to require us to repurchase that holder's notes at a price equal to 1011/2% of their principal amount, plus accrued and unpaid interest to the repurchase date. Each lender under the floating rate loan agreement described above has the right, upon a change of control accompanied by a ratings downgrade, to require us to repay that lender's loan plus a fee of 1% of the principal repaid.

  Restrictive Covenants

   The indentures governing each of the notes and the floating rate term loan agreement described above contain covenants that, among other things, limit our ability to:

  . lease, convey or otherwise dispose of substantially all of our assets or those of our subsidiaries or merge or consolidate;

  . pay dividends or make other distributions on our capital stock, repay subordinated obligations, repurchase capital stock or make specified types of investments, unless we either have the requisite adjusted net worth or can incur an additional $1 of new debt under the operating cash flow to fixed

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      charge ratio mentioned below and unless the aggregate amount of specified restricted repayments and investments does not exceed a customary formula based on 50% of net operating income accrued since a specified date at or near the date of the applicable instrument, plus capital contributions; exceptions in the 8 3/8%, 8 5/8% and 8 7/8% notes and the floating rate loans include dividends up to $75 million for investments and up to $50 million for other restricted payments;

  . incur debt unless, after giving effect to the incurrence of the new debt and the application of the proceeds therefrom, the ratio of operating cash flow to fixed charges would be greater than 2 to 1; exceptions include bank borrowings up to a borrowing base; junior subordinated debt and debt equal to twice capital contributions in certain instruments; and other debt not to exceed the greater of $25 million and 1.25 million multiplied by the per barrel price of West Texas Intermediate crude oil in some instruments and $50 million or $75 million in others;

  .   permit our subsidiaries to issue guarantees of indebtedness;

  .   incur liens;

  . sell assets without receiving fair market value, 75% of the consideration in cash or cash equivalents or through the assumption by the buyer of debt and without having to apply the net proceeds to repay debt or reinvest in its business;

  .   issue capital stock of certain subsidiaries;

  .   restrict our subsidiaries' ability to make dividend payments;

  .   enter into transactions with affiliates; and

  .   enter into sale leaseback transactions.

   If the 8 3/8%, 8 5/8%, 8 7/8% notes or the floating rate loans are assigned an investment grade rating, certain of these covenants cease to apply to us and less restrictive covenants that limit only secured indebtedness and sale and leaseback transactions apply instead.

Premcor USA

   11 1/2% Subordinated Debentures. In October 1997, Premcor USA Inc. issued 63,000 shares of 11 1/2% senior cumulative exchangeable preferred stock, stated value $1,000 per share. Premcor USA gave notice on March 1, 2002 to exchange the 11 1/2% exchangeable preferred stock for 11 1/2% subordinated debentures of Premcor USA, due 2009. The exchange of $104.2 million aggregate liquidation preference of 11 1/2% exchangeable preferred stock for $104.2 million aggregate principal amount of subordinated debentures was consummated effective April 1, 2002. In the second quarter of 2002, Premcor USA used contributions from Premcor Inc. from the proceeds of the Premcor IPO to purchase $54.1 million in aggregate principal amount of the 11 1/2% subordinated debentures at a purchase price of 105.750% of their principal amount. Premcor USA may redeem the subordinated debentures on or after October 1, 2002, in whole or in part, at a redemption price equal to 105.750%. The redemption prices decline yearly to par on October 1, 2005, plus accrued and unpaid interest to the date of redemption. Upon a change of control occurring after October 1, 2005, Premcor USA is required to offer to purchase all outstanding subordinated debentures at par plus accrued and unpaid interest, if any.

The Premcor Refining Group Credit Agreement

   Our credit agreement provides for letter of credit issuances and revolving loan borrowings of up to the lesser of $650 million (which amount may be increased by up to $50 million under certain circumstances) and the amount of the borrowing base, calculated, on the date of determination, as the sum of 100% of eligible cash (less certain intercompany payables) and eligible cash equivalents, 95% of eligible investments, 90% of major oil company receivables, 85% of eligible receivables, 80% of eligible petroleum inventory, 80% of eligible petroleum inventory-not-received, and 100% of paid but unexpired standby letters of credit minus the greater of

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(i) the aggregate of all net obligations of PRG to any bank swap party under any swap contracts on such date of determination and (ii) zero. Similar assets of Sabine and its subsidiaries may be included in the calculation of the borrowing base on the same basis as assets of PRG. Revolving loans are limited to the principal amount of $50 million. The letters of credit and the proceeds of revolving loans may be used for working capital and general corporate purposes.

   Our credit agreement is structured in two tranches, Tranche 1 of $150 million and Tranche 2 of $500 million. The Tranche 1 commitments are considered fully utilized at all times, while Tranche 2 commitments are considered utilized in an amount equal to the result of subtracting the Tranche 1 commitments from the total letters of credit outstanding at any time.

   Borrowings and other obligations under the credit agreement and certain hedging agreements are secured by a lien on substantially all of PRG's personal property, including inventory, accounts, contracts, cash and cash equivalents, general intangibles, including security and deposit accounts, intellectual property, books and records, futures and forwards accounts, commodities accounts, supporting obligations and after-acquired property and proceeds of the foregoing, other than in each case general intangibles arising from or related to our real property, buildings, structures, and other improvements, fixtures, apparatus, machinery, appliances and other equipment, and all extensions, renewals, improvements, substitutions and replacements thereto whether owned or leased, together with rents, income, revenues, issues and profits from and in respect of such property. The collateral also includes the capital stock of Sabine and certain inventory assets of PACC and certain proceeds thereof.

   Outstanding loans under the credit agreement bear interest at annual floating rates equal to LIBOR plus marginal rates between 2.50% and 3.00% or the agent bank's prime rate plus marginal rates between 1.50% and 2.00%. Unused commitments under the credit agreement are subject to a per annum commitment fee ranging from 0.75% to 1.25%. The marginal rates are subject to adjustment based upon our senior unsecured debt rating. The credit agreement terminates, and all amounts outstanding thereunder are due and payable, on August 23, 2003. The credit agreement contains representations and warranties, funding and yield protection provisions, borrowing conditions precedent, financial and other covenants and restrictions, events of default and other provisions customary for bank credit agreements of this type.

   Covenants and provisions contained in the credit agreement restrict (with certain exceptions), among other things, the ability of us and our restricted subsidiaries, in each case subject to certain exceptions:

  .   to create or incur liens;

  .   to engage in certain asset sales;

  . to engage in mergers, consolidations, and sales of substantially all assets;

  .   to make loans and investments;

  .   (covers PRG and all subsidiaries) to incur additional indebtedness;

  .   to engage in certain transactions with affiliates;

  . (covers PRG and all subsidiaries) to use loan proceeds to acquire or carry margin stock, or to acquire securities in violation of certain sections of the Exchange Act, as amended;

  . to create or become or remain liable with respect to certain contingent liabilities;

  .   to enter into certain joint ventures;

  .   to enter into certain lease obligations;

  .   to make certain dividend, debt and other restricted payments;

  .   to engage in different businesses;

  . (covers all subsidiaries) to make any significant change in our accounting practices;

  . (covers certain affiliates) to incur certain liabilities or engage in certain prohibited transactions under the Employee Retirement Income Security Act of 1974, or ERISA;

  . to maintain deposit accounts not under the control of the banks that are parties to the credit agreement, or to take certain other action with respect to its bank accounts;

  .   (covers PRG and all subsidiaries) to engage in speculative trading;

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

  . (covers PRG and all subsidiaries) to amend, modify or terminate certain material agreements;


  . to maintain cash in certain accounts of Sabine and its subsidiaries in excess of certain levels; and


  . to enter into contracts limiting the ability of restricted subsidiaries to pay dividends and make payments to PRG or other restricted subsidiaries.

   We are required to cause Sabine and its subsidiaries to forgive certain intercompany indebtedness owed by us to them under certain circumstances. We are also required to comply with certain financial covenants. The current financial covenants are:

  .   maintenance of working capital of at least $150 million at all times;

  .   maintenance of tangible net worth of at least $400 million; and

  . maintenance of the aggregate amount of its eligible cash, eligible cash equivalents and eligible investments that are both (a) in or for the benefit of collateral accounts existing prior to the date of the credit agreement and (b) permitted thereby, of at least $75 million.

   The covenants also provide for a cumulative cash flow test, as defined in the credit agreement, that, from July 1, 2001, shall not be less than or equal to zero. The credit agreement also limits the amount of future additional indebtedness that may be incurred by us and our subsidiaries, subject to certain exceptions, including a general exception for up to $75 million of indebtedness (which amount may be increased to up to $200 million if our consolidated debt to capitalization ratio (after giving pro forma effect to the incurrence of such indebtedness) is less than or equal to 0.60), no more than $25 million of which may mature before or concurrently with the credit agreement.

   Events of default under the credit agreement include, among other things:

  . any failure by us to pay principal thereunder when due, or to pay interest or any other amount due within three days after the date due;

  . material inaccuracy of any representation or warranty given by us or any restricted subsidiary therein or in any document delivered pursuant thereto;

  .   breach by us of certain covenants contained therein;

  . the continuance of a default by us or a subsidiary in the performance of or the compliance with other covenants and agreements for a period of 3 or 20 days depending on the covenant, in each case after the earlier of
      (x) the date upon which a responsible officer knew or reasonably should have known of such failure and (y) the date upon which written notice thereof is given to us by the administrative agent or any bank;

  . breach of or default under any indebtedness in excess of $5 million and continuance beyond any applicable grace period;

  .   certain acts of bankruptcy or insolvency;

  .   the occurrence of certain events under ERISA;

  . certain judgments, writs or warrants of attachment of similar process equal to or greater than $5 million remaining undischarged, unvacated, unbonded, or unstayed for a period of 10 days or non-monetary judgments, orders or decrees which do or would reasonably be expected to have a material adverse effect;

  .   the occurrence of a change of control;

  . the revocation of or failure to renew licenses or permits where such revocation or failure to renew could reasonably be expected to have a material adverse effect;

  . the failure of the liens of the banks to be first priority perfected liens, subject to certain permitted liens or unenforceability or written assertion of limitation or unenforceability by PRG or any subsidiary, of any collateral document; or

  . Premcor USA incurs on or after August 23, 2001 any secured or unsecured indebtedness in the aggregate in excess of $25 million.

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

                           DESCRIPTION OF THE NOTES

General

   The outstanding notes were issued, and the exchange notes will be issued, under an indenture, dated as of August 19, 1999, among PAFC, PACC, Sabine, Neches, HSBC Bank USA, as indenture trustee, and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as collateral trustee, as supplemented by the first supplemental indenture, dated as of June 6, 2002, among PAFC, PACC, Sabine, Neches, PRG, the indenture trustee and the collateral trustee. The indenture contains the full legal text of the matters described in this section. A copy of the indenture and the first supplemental indenture have been filed as exhibits to the registration statement of which this prospectus is a part. The indenture is subject to and governed by the Trust Indenture Act of 1939. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

   The following description is a summary of the material provisions of the notes and the indenture. It does not describe every aspect of the notes. We urge you to read the notes and the indenture, as supplemented, because they, and not this description, define your rights as holder of the notes.

Principal, Maturity and Interest

   PAFC issued $255 million in principal amount of 12.50% senior secured outstanding notes due 2009 and repaid 1.7%, or $4.33 million, of the principal amount of the outstanding notes on July 15, 2002. As of the date of this prospectus, $250.655 million aggregate principal amount of the outstanding notes are outstanding. The notes will mature on January 15, 2009.

   The notes bear interest at an annual rate of 12.50%. Interest on the notes is paid semiannually on January 15 and July 15 of each year to holders of record on each January 1 and July 1 preceding such interest payment dates. Interest on the notes is computed on the basis of a 360-day year of twelve 30-day months. The interest rate on the notes may increase under circumstances described under "Description of Our Principal Financing Documents--Registration Rights Agreement."

   Installments of principal on the notes are payable as follows:

                                              Percentage of Principal
          Payment Date                            Amount Payable
          ------------                        -----------------------
          July 15, 2002......................           1.70%
          January 15, 2003...................           1.70%
          July 15, 2003......................           4.10%
          January 15, 2004...................           4.10%
          July 15, 2004......................           6.00%
          January 15, 2005...................           6.00%
          July 15, 2005......................           9.10%
          January 15, 2006...................           9.10%
          July 15, 2006......................           9.10%
          January 15, 2007...................           9.10%
          July 15, 2007......................           7.90%
          January 15, 2008...................           7.90%
          July 15. 2008......................          12.10%
          January 15, 2009...................          12.10%

The Guarantees

   PAFC, PACC, Sabine, Neches and PRG have unconditionally jointly and severally guaranteed to each noteholder:

  .   the due and punctual payment of principal and interest on the notes;

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

  . the performance by PAFC of its obligations under the indenture and other financing documents; and
  . that its guarantor obligations will be as if it were a principal debtor and obligor and not merely a surety.

   The guarantees are endorsed on and attached to the outstanding notes and will be endorsed on and attached to the exchange notes.


Security

   The notes are secured by, among other things:

  . the delayed coker, the vacuum gas oil hydrocracker and the sulfur recovery complex;

  . PACC's leasehold interest in the heavy oil processing facility site, the crude unit, vacuum tower and the naphtha and two distillate hydrotreaters;

  . PACC's accounts described under "Description of Our Principal Financing Documents--Amended and Restated Common Security Agreement--Secured Accounts";

  .   the partnership interests in PACC;

  .   the capital stock of PAFC; and

  . all rights in all PACC's major contracts, including its long term crude oil supply agreement with P.M.I. Comercio Internacional, its construction contract with Foster Wheeler USA and its services and supply agreement and product purchase agreement with PRG.

   The collateral securing the notes may be shared, on an equal and ratable basis, with any replacement senior lenders or any lenders of additional senior debt and other secured parties and is described in greater detail under "Description of Our Principal Financing Documents--Amended and Restated Common Security Agreement--Scope and Nature of the Security Interest."

Ranking of the Notes

   The notes:

  .   are senior secured indebtedness of PAFC;

  . rank equivalent in right of payment to all other senior indebtedness of PAFC, PACC, Sabine, Neches and PRG; and

  . rank senior in right of payment to all existing and future subordinate indebtedness of PAFC, PACC, Sabine, Neches and PRG.

   The guarantees of PACC, Sabine and Neches are senior secured indebtedness of such entities and the guarantee of PRG is senior unsecured indebtedness of PRG.

Redemption at Our Option

   PAFC may choose to redeem some or all of the notes at any time without the consent of noteholders, at a redemption price equal to 100% of the outstanding unpaid principal amount of notes being redeemed plus accrued and unpaid interest, if any, up to but excluding the applicable redemption date plus a make-whole premium. The make-whole premium will be equal to the excess, if positive, of (1) the present value of all interest and unpaid principal payments scheduled to be made on the notes, at a discount rate equal to 75 basis points over the yield to maturity on the U.S. treasury instruments with a maturity as close as practicable to the remaining average life of the notes, over (2) the unpaid principal amount of the notes to be redeemed.

   Notice of redemption will be mailed by the indenture trustee to each noteholder at that noteholder's address of record not less than 30 days nor more than 60 days prior to the date of redemption. On the date of redemption, the redemption price will become due and payable on each note to be redeemed and interest thereon will cease to accrue on and after such date.

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

Mandatory Redemption

   If PACC receives specified mandatory payment proceeds, which includes insurance proceeds from casualty events, condemnation compensation and late payments to the extent not needed to pay interest on the notes, it is required to redeem the notes. The redemption price for the notes will be equal to 100% of the unpaid principal amount of notes being redeemed, plus accrued but unpaid interest, if any, on the notes being redeemed, up to but excluding the date of redemption. The mandatory redemption provisions governing the notes are described in greater detail under "Description of Our Principal Financing Documents--Amended and Restated Common Security Agreement--Mandatory Prepayments."

Repurchases by Us

   Subject to the terms of the amended and restated common security agreement, we or our respective affiliates may at any time purchase the notes in the open market or otherwise at any price agreed upon between us and the applicable holders. Any note so purchased by us must be surrendered to the indenture trustee for cancellation and may not be re-issued or resold.

Transfer and Exchange

   A noteholder may transfer or exchange notes only in accordance with and subject to the restrictions on transfer contained in the indenture.

Satisfaction and Discharge

   Under specified circumstances, we can deposit funds with the indenture trustee sufficient to pay and discharge the indebtedness on any outstanding notes. In that case, we would cease to have any obligations under the indenture.

Indenture Subject to Amended and Restated Common Security Agreement

   The indenture trustee has entered into the amended and restated common security agreement and other financing documents on behalf of all noteholders from time to time. All rights, powers and remedies available to the indenture trustee and the noteholders and all future noteholders, under the amended and restated common security agreement and the other financing documents are in addition to those under the indenture. In the event of any conflict or inconsistency between the terms and provisions of the indenture and the amended and restated common security agreement, the terms of the amended and restated common security agreement govern and control.

Modification, Amendment and Waiver

   The indenture and the notes may be modified without the consent of any noteholder, including, among other things:

  . to evidence the succession of another person to PAFC, PACC, Sabine or Neches;

  . to add to the covenants or events of default for the benefit of the noteholders;

  . to comply with any applicable rules or regulations of any securities exchange on which the notes may be listed;

  . to cure any ambiguity in the indenture or in the notes, to correct or supplement any provision in the indenture, the notes or any other financing document which may be defective or inconsistent with any other provision of the indenture, the notes or any other financing document, or to make any other provisions with respect to matters or questions arising under the indenture or the notes, provided that any such action referred to in this clause does not adversely affect the interests of the noteholders in any material respect;

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

  . to evidence and provide for the acceptance of appointment by a successor indenture trustee with respect to the notes;

  . to reflect the incurrence of permitted indebtedness under the amended and restated common security agreement and the granting of permitted liens pursuant to the amended and restated common security agreement; and

  . to take any other action which may be taken without the consent of the noteholders under the financing documents.

   The following modifications, among others, require the consent of each holder of the notes:

  . any change in the stated maturity of any note or of any installment of principal thereon;

  . any change of any payment of interest on any note or reduction of the principal amount thereof or the rate of interest thereon;

  . any change of the dates or circumstances of any premium payable on any notes;

  . any change of the place of payment where or the currency in which any note or any interest or premium thereon is payable;

  . any impairment of the right to institute suit for the enforcement of the payment of principal, interest or premium on any note;

  .   any modification of the rights and obligations to make pro rata payments;

  . any reduction of the percentage of the principal amount of outstanding notes, the consent of whose holders is required for any modification of the project documents or the financing documents (other than the indenture) or for any waiver or to authorize any action under the indenture or the amended and restated common security agreement; and

  . any modification of specified amendment and waiver provisions of the indenture.

   Any other modification of the indenture, the notes or any other financing document requires the consent of holders of more than 50% of the outstanding principal amount of the notes.

   The consent of Requisite Secured Parties is required to permit the creation of any lien prior to or pari passu with the lien on the collateral in favor of the notes or to terminate any such liens, except to the extent expressly permitted by the indenture or the amended and restated common security agreement. In addition, subject to the provisions of the amended and restated common security agreement, consent of Supermajority Secured Parties is required to permit any modification of the project documents.

Further Issues and Additional Securities

   From time to time we may, without notice to or the consent of the holders of the notes, create and issue further notes ranking equally and ratably with the notes in all respects, or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes, and so that such further notes will be consolidated and form a single series with the notes and will have the same terms as to status, redemption or otherwise as the notes. In addition, we may issue additional debt securities on terms agreed by us and the underwriters of those securities. In each case described above we may issue the further notes or additional debt securities pursuant to a supplemental indenture. The issuance and application of the proceeds of any additional notes or other securities will be subject to the requirements applicable to additional senior debt or replacement senior debt in the amended and restated common security agreement, described in "Description of Our Principal Financing Documents--Amended and Restated Common Security Agreement--Additional Senior Debt" and "--Replacement Senior Debt."

Notices and Reports

   We are required to give notice to the indenture trustee of any event which requires that notice be given to the noteholders, in sufficient time for the indenture trustee to provide such notice to the noteholders in the

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

manner provided by the indenture. Also, the amended and restated common security agreement provides that upon request of a beneficial owner, we will provide directly to such beneficial owner any financial information regarding us that we are required to provide to the indenture trustee pursuant to the indenture or the amended and restated common security agreement.

   The indenture trustee will transmit to noteholders such information, documents and reports, and their summaries, concerning the indenture trustee and its actions under the amended and restated common security agreement as may be required and at the times and in the manner provided in the amended and restated common security agreement.

   All notices regarding the notes will be deemed to have been sufficiently given upon the mailing by first-class mail, postage prepaid, of such notices to each holder at the address of such holder as it appears in the security register, in each case not earlier than the earliest date and not later than the latest date prescribed in the indenture for the giving of such notice. Any notice so mailed will be deemed to have been given on the date of such mailing.

The PRG Guarantee

   In connection with the Sabine restructuring, on June 6, 2002 PRG fully and unconditionally guaranteed the payment obligations of PAFC under the notes on a senior unsecured basis. PRG executed a supplemental indenture and endorsed its guarantee on a replacement note to effect the PRG guarantee.

   The PRG guarantee was issued to all holders of the notes in a private placement made in reliance on an exemption from the registration requirements of the Securities Act. Therefore, although the offer and sale of the notes had previously been registered under the Securities Act and thus the notes were freely tradeable, the existence of the PRG guarantee resulted in certain transfer restrictions on the notes and the accompanying PRG guarantee. PAFC, PACC, Sabine, Neches and PRG entered into a registration rights agreement with the indenture trustee in which they agreed to file a registration statement with respect to the notes and the accompanying PRG guarantee and PAFC agreed to complete an exchange offer within 270 days after the effectiveness date of the PRG guarantee which would allow you to exchange your outstanding notes for registered exchange notes.

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

                 DESCRIPTION OF PRINCIPAL FINANCING DOCUMENTS

   The following is a summary of the material provisions of our principal financing agreements and is not considered to be a full statement of the terms of these agreements. A copy of each of these agreements has been filed as an exhibit to the registration statement of which this prospectus is a part. Unless otherwise stated, any reference in this prospectus to any agreement means such agreement and all schedules, exhibits and attachments to such agreements, as amended, supplemented or otherwise modified in effect as of the date hereof. Capitalized terms used but not defined in this section under the caption "Definitions for Our Financing Documents" have the respective meanings given to them in the relevant documents. Unless otherwise noted, all financing documents are governed by and construed in accordance with the laws of the State of New York.

                Amended and Restated Common Security Agreement

   PAFC, PACC, Sabine, Neches and PRG entered into an amended and restated common security agreement, dated as of June 6, 2002, with the collateral trustee, the indenture trustee, and the depositary bank. The amended and restated common security agreement contains, among other things, covenants, representations and warranties, events of default and remedies applicable to the notes.

Scope and Nature of the Security Interests

   The principal assets of PACC securing the notes include:

  . all real property interests and all improvements made on its property, including its interests under the ground lease and the facility and site lease and any fixtures on the coker project property;

  .   all its interests in any of the secured accounts at any time;

  . all its interests under all project documents, including any rights it may eventually have under any spot contracts or sales agreements for the purchase of crude oil;

  .   all insurance policies issued to it and proceeds it may receive from them;

  . all its current and future ownership interests in any machinery, equipment, intellectual property to the extent permitted by the underlying contracts and other personal property; and

  .   all its interests in any permitted hedging instruments.

   In addition, the notes are secured by all intercompany loans from PAFC to PACC, including the rights of PACC to receive funds and the right of PAFC to be repaid, and the 1% general partnership interest in PACC held by Sabine, the 99% limited partnership in PACC held by Neches, and all 100% of the capital stock of PAFC held by PACC.

   In the future, holders of PACC's Additional Senior Debt or Replacement Senior Debt as described under "--Additional Senior Debt" or "--Replacement Senior Debt" below may share equally in the common security package.

   PACC, Sabine and Neches are required to take all actions necessary, upon the request of the collateral trustee, to record any mortgage and perfect any security interests created under the amended and restated common security agreement. While the amended and restated common security agreement is in effect, none of the security interests will be released unless PAFC obtains the prior consent of noteholders representing 51% of the notes or a rating reaffirmation.

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

Secured Accounts

   At PACC's direction the collateral trustee has established and will maintain the following secured accounts at Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as the depositary bank in New York City:

  . the principal and interest accrual account, into which PACC is required to deposit funds on a monthly basis equal to one-sixth of the principal and interest due on the notes on the next succeeding semi-annual payment date;

  . the debt service reserve account, into which PACC is required to deposit and retain funds equal to $45 million at all times;

  . the casualty and insurance account, into which PACC is required to direct insurers to pay directly any insurance proceeds; and

  . the mandatory prepayments account, into which PACC is or the collateral trustee will deposit sums required to be used for mandatory prepayments.

  Withdrawals from Accounts

   On each semi-annual payment date, PACC is required to direct the collateral trustee to apply funds on deposit in the principal and interest accrual account to amounts then due and owing under the notes.

   The balance in the debt service reserve account at any time of determination will be deemed to be the aggregate of the amount of cash then on deposit in the debt service reserve account and the market value of any Authorized Investments then on deposit in the debt service reserve account.

   If no Default has occurred and is continuing, PACC may direct the collateral trustee to apply the funds in the debt service reserve account at any time to pay amounts then due and payable on the notes.

   If a Default has occurred and is continuing, the indenture trustee, on behalf of the noteholders, may notify the collateral trustee that the collateral trustee is to no longer accept instructions from PACC for the investment, withdrawal or transfer of funds or investments in the secured accounts. The depositary bank will thereafter accept instructions for the investment, withdrawal or transfer of funds or investments in these secured accounts solely from the collateral trustee or other person(s) designated by the collateral trustee. The collateral trustee will invest funds on deposit in the secured accounts only in Authorized Investments. The collateral trustee will give the depositary bank prompt notice of these circumstances.

   Upon receipt by the collateral trustee of a cessation notice with respect to a Default that is continuing, the collateral trustee will immediately notify the depositary bank, with a copy to PACC, directing the depositary bank once again to accept PACC's directions, and the collateral trustee and the depositary bank will again accept PACC's directions in respect of investment, withdrawal and transfer of funds in the secured accounts.

Restricted Payments

   PACC may not make any payments, advances, loans or other distribution to its affiliates, which we refer to as "Restricted Payments," other than in accordance with its existing intercompany agreements with PRG or its tax sharing agreement with Premcor Inc., unless each of the following conditions has been met:

  . immediately prior and after giving effect to such Restricted Payment, no payment Event of Default or Potential Default with respect to the notes or any bankruptcy Event of Default or Potential Default with respect to any of the Project Companies has occurred or is continuing; and

  . immediately prior and after giving effect to such Restricted Payment, the debt service reserve account and the principal and interest accrual account will be fully funded.

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Covenants

   Each of PACC and PAFC is bound by, among other things, the following covenants and agreements:

   Maintenance of Existence.   It will do all things necessary to maintain:

  .   its due organization, valid existence and good standing; and

  . the power and authority necessary to own its properties and to carry on the business of the coker project.

   Business. It will conduct no business or activity other than the business of the coker project.

   Accounting and Cost Control Systems. It will maintain, or cause to be maintained, management information and cost accounting systems for the coker project at all times in accordance with prudent industry practice, and will employ, or cause to be employed, independent auditors of recognized national standing to audit annually its financial statements.

   Access. It will grant the collateral trustee and the indenture trustee or their designees, complete access to its books and records, quality control and performance test data, all other data relating to the coker project and an opportunity to discuss accounting matters with its independent auditors. Each of the independent consultants for the coker project, the collateral trustee, and the indenture trustee also have the right to monitor, witness and appraise the operations of the coker project. It will offer and cause its officers, employees, agents and contractors to offer all reasonable assistance to the persons making any such visit.

   Environmental Audits. If the collateral trustee or the indenture trustee or any of their designees reasonably believes that a release, threat of release or violation of any environmental law may have occurred, or if an Event of Default or Potential Default has occurred, it will grant access to and assist any environmental consultants to conduct any requested environmental compliance or contamination audits in their sole discretion.

   Preservation of Assets.

  . It will maintain its assets constituting part of the collateral for the notes in good repair and will make such repairs and replacements as are required in accordance with prudent industry practice.

  . It will not sell, assign, lease, transfer or otherwise dispose of any project property constituting part of the collateral for the notes without the prior consent of Supermajority Lenders, except for:

     . dispositions of project production other than dispositions prohibited by the terms of the "Project Production" covenant set forth below;

     .   dispositions of project property that has become obsolete or redundant;

     .   dispositions made in the ordinary course of our business;

     . dispositions of project property up to an aggregate value of $50 million in the form of a sale/lease back or loan transaction as part of a tax-exempt bond financing under the laws of the State of Texas, or

     . dispositions of project property the net proceeds of which are used within 90 days of such disposition to replace such project property.

   Taxes. It will file or cause to be filed all returns required to be filed by it and pay and discharge, before delinquent, all taxes imposed on it or its property, including interest and penalties.

   Compliance with Law. It will comply and cause its contractors to comply with all applicable laws, rules, regulations and orders of governmental authorities.

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   Maintenance of Approvals for Agreements.  It will maintain or cause to be maintained all third-party authorizations that are necessary for:

  . the execution, delivery and performance by it of each transaction document to which it is a party;

  .   the incurrence or guarantee of the notes; and

  .   the performance of its obligations under the financing documents.

   Maintenance of Approvals for Coker Project. It will maintain or cause to be maintained all:

  . third-party authorizations, including authorization, consent and approval by government authority;

  . easements, leases, rights-of-way, auxiliary rights and other real property rights; and

  . licenses and other rights to use all technology necessary operate and maintain the coker project.

   Maintenance of Supply. It will maintain supplies of, or contracts providing for supplies of, hydrogen, electricity, steam, natural gas and other feedstocks and utilities, telecommunications services and other inputs necessary to conduct its business except where a failure to maintain such supplies or contracts could not reasonably be expected to have a Material Adverse Effect.

   Maintenance of Crude Oil Supply.  It will:

  . subject to events of force majeure and any other disruptions of supplies outside its control, maintain supplies of heavy sour crude oil necessary to conduct its business; and

  . during the term of the long term crude oil supply agreement, comply in all respects with its obligations under the long term crude oil supply agreement, the long term crude oil supply agreement guarantee and the P.M.I. Comercio Internacional consent and agreement.

   Changes to Facilities and Improvement. Except under specified circumstances, PACC may not change the physical facilities of the coker project.

   Operation of the Project.  It will:

  . cause the coker project to be operated, repaired and maintained in accordance with prudent industry practice and the transaction documents;

  . maintain or caused to be maintained such spare parts and inventory as are consistent with the transaction documents and prudent industry practice; and

  . maintain or caused to be maintained at the coker project site a complete set of plans and specifications for the coker project.

   Environmental Compliance. To conduct its operations and maintain its properties and assets in material compliance with all applicable environmental laws, permits, licenses and other approvals and authorizations.

   Project Production.  It will:

  . enter into arm's-length sales agreements for the sale or disposition of all its production, including the product purchase agreement, on terms and conditions consistent with prudent industry practice; and

  . in the case of the product purchase agreement and the services and supply agreement, promptly bill, and cause to be collected from, PRG amounts due.

   Project Documents. It will comply in all respects with, and enforce against other parties all its rights under, the project documents. It will not agree to any amendment, waiver, modification, termination or

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assignment of any of its rights or obligations under any project document to which it is or becomes a party, or provide any consent thereunder, other than in accordance with the amended and restated common security agreement.

   Limitation on Indebtedness. It will not create, incur, assume or suffer to exist any indebtedness other than Permitted Indebtedness.

   Preservation of Security Interests. It will preserve, maintain and perfect the security interests granted and preserve and protect the collateral. In addition, it will not, without the consent of Supermajority Secured Parties, create, assume, incur, permit or suffer to exist any lien upon, or any security interest in, any of its property, assets or contractual rights, whether now owned or hereafter acquired, except for Permitted Liens.

   Limitation on Investments and Loans. It will not make any investments or loans or advances to any person, except for Authorized Investments and down payments or prepayments to suppliers or service providers, other than to any Premcor Entity, receivables in the ordinary course of business or loans or advances to other Project Companies or to any Premcor Entity if permitted by the terms described under the heading "Restricted Payments" above.

   Limitation on Guarantees. It will not assume, guarantee, endorse, contingently agree to purchase or otherwise become liable upon the obligation of any other person except:

  . by the endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business;

  . guarantees provided in connection with the granting of performance bonds to contractors and suppliers and governmental authorities made in the ordinary course of business;

  .   guarantees provided in connection with Permitted Indebtedness; and

  .   guarantees expressly permitted or required under the financing documents.


   Hedging. It will not enter into any swap agreements, option contracts, future contracts, options on future contracts, spot or forward contracts or other agreements to purchase or sell or any other hedging arrangements, in each case in respect of currencies, interest rates, commodities or otherwise other than Permitted Hedging Arrangements.


   Use of Proceeds. All proceeds of Additional Senior Debt incurred to finance or refinance mandatory capital expenditures or discretionary capital expenditures will be used solely to finance or refinance mandatory capital expenditures or discretionary capital expenditures, as the case may be. All proceeds of Replacement Senior Debt will be used to pay or prepay senior debt or to replace senior debt commitments. Proceeds of the senior debt may be invested in Authorized Investments prior to being used in accordance with this covenant.

   Independent Consultants. Purvin & Gertz is the independent engineer and Sedgwick of Tennessee, Inc. is the insurance consultant. Majority Secured Parties, upon 15 days prior written notice to the collateral trustee and each Applicable Agent, will have the right to remove an independent consultant if, in the opinion of Majority Secured Parties, that independent consultant:

  .   ceases to be a consulting firm of recognized international standing;

  .   has become an affiliate of us, an Applicable Agent or a noteholder;

  . has developed a conflict of interest that calls into question such firm's capacity to exercise independent judgment in the performance of our duties in connection with the coker project; or

  .   has failed to charge commercially reasonable compensation for its duties.

   If any independent consultant is removed or resigns and thereby ceases to act as an independent consultant, the bank senior lenders administrative agent will promptly designate a replacement independent consultant of recognized international standing.

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   Subsidiaries.  PACC will not at any time own any capital stock or other ownership interest in any person other than PAFC. Neither PACC nor PAFC will form any new subsidiary. PACC and PAFC will at all times maintain the status of PAFC as a wholly owned subsidiary of the PACC.

   Credit Rating Agencies. So long as any notes are outstanding, we will take all actions as may be necessary or appropriate from time to time to cause the notes to be rated by Moody's and Standard & Poor's. If either Moody's or Standard & Poor's ceases to be a "nationally recognized statistical rating organization" registered with the Commission or ceases to be in the business of rating securities of the type and nature of the notes, we may replace it with any other nationally recognized statistical rating organization in the business of rating securities of the type and nature of the notes nominated by us and approved by Majority Bondholders.

   Accounts. PACC will cause the secured accounts to be established and maintained at all times in accordance with the amended and restated common security agreement.

   Insurance. PACC will maintain at all times the insurance required to be maintained in the amended and restated common security agreement.

   Further Assurances. It agrees to do all things reasonably requested by the collateral trustee or the indenture trustee to make effective, as soon as practicable, the transactions contemplated by, and to carry out the purposes of, the transaction documents.

   Technology. It will take all actions necessary to ensure that it possesses, or has the right to use, all licenses and other rights with respect to technology, and will maintain in place all licenses and other rights with respect to technology to the extent necessary for the operation or maintenance of the coker project at any time.

Reports

   PACC is required to deliver the following reports to the collateral trustee, each credit rating agency and the independent engineer:

  .   monthly operating reports detailing the status of PACC's operations;

  .   unaudited quarterly financial statements of PRG;

  .   audited annual financial statements of PRG;

  .   quarterly and annual lists of all Permitted Hedging Arrangements; and

  .   notice of specified extraordinary events.

Insurance

   PACC is required at all times to keep all project property of an insurable nature and of a character usually insured, insured with insurers and reinsurers with a rating by Best's Rating Service no less than A- and a "Financial Size Category of Class IX" selected by it against such risks, with all risk property and general liability coverage, including deductibles and exclusions, and in such form and amounts as are customary for project facilities of similar type and scale to the heavy oil processing facility, including insurance against sudden and accidental environmental damage and, prior to substantial reliability, delay in start-up coverage and, after substantial reliability, business interruption and contingent business interruption insurance. PACC is required, at a minimum and without limiting the generality of the immediately preceding sentence, to obtain and maintain at least the coverage set forth on the schedule of required insurance set forth in the amended and restated common security agreement.

   Notwithstanding any provision of the amended and restated common security agreement or the schedule of required insurance attached thereto, PACC will not be in Default, and no Event of Default will arise, by reason of its failure to obtain insurance in compliance with the provisions of the amended and restated common security

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agreement and such schedule, so long as (1) the ratings of the notes by the
Credit Rating Agencies are equal to or higher than the respective ratings of the notes by the Credit Rating Agencies on June 6, 2002 and (2) it otherwise maintains insurance coverage (including deductibles, retention and insurance forms) consistent with customary insurance standards in its industry, as determined by PACC in consultation with the insurance consultant.

   PACC is required to irrevocably cause:

  . with limited exceptions, each of its insurance policies and, to the extent commercially available, the related reinsurance policies to name the collateral trustee on behalf of the secured parties and the secured parties as additional insureds and sole loss payees as their interests may appear; and

  . each of its insurance policies other than third-party liability insurance and workers' compensation to require all payment of proceeds directly to the Casualty and Insurance Account.

Events of Default

   Each of the following events constitute Events of Default under the amended and restated common security agreement:

   Payment Default. Default in the payment when due of principal, interest, premium or other amounts owing in respect of the notes, and the default remains uncured or unwaived for more than five business days.

   Breach of Representation and Warranty. Any representation or warranty made by any of the Project Companies proves to have been false or misleading in any material respect when made.

   Breach of Covenant. Any Project Company fails to observe or perform any obligation to be observed or performed by it under the amended and restated common security agreement and such failure continues unwaived or unremedied for 30 days.

   Default Under the Financing Documents. An Event of Default has occurred and is continuing under any financing document.

   Default Under or Termination of the Project Documents. Any party to a project document fails in any material respect to observe or perform any covenant or other obligation to be observed or performed by it or to pay any amounts owing by it thereunder and that failure continues uncured, unwaived or unremedied,

  . for more than 30 days, in the case of failure under any project document to which any of our affiliates is a party or in the case of a failure to pay any amounts owing under the long-term crude oil supply agreement or the hydrogen supply agreement;

  . for more than 60 days, in the case of any other failure under the long-term crude oil supply agreement or the hydrogen supply agreement, which grace period will be extended to no more than 180 days in the aggregate if PACC is diligently pursuing a remedy for such failure, including, without limitation, by replacing the relevant project document; and

  . for more than 30 days, in the case of any other failure under any other project document.

   Insolvency. At any time, an insolvency event has occurred with respect to any Project Company.

   Cross-Acceleration. Any indebtedness in an aggregate principal amount in excess of $5 million of any Project Company has been declared due and payable or required to be prepaid or redeemed, other than by regularly scheduled required prepayment or redemption, prior to the stated maturity thereof, or any event or condition has occurred that permits a holder of such indebtedness to make such a declaration and any applicable grace period in the financing documents under which such indebtedness was incurred has expired.

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   Attachment of Collateral.  A person other than the collateral trustee, any
Applicable Agents, any of the secured parties or any of their authorized representatives has attached:

  . any secured account or subaccount or funds in any secured account or subaccount; or

  . any portion of PACC's property and assets which property and assets, individually or in the aggregate, have a book value in excess of $5 million, and such attachment remains unlifted, unstayed or undischarged for a period of 30 days.

   Security Interests Invalid. Any security interests created or purported to be created by or pursuant to the amended and restated common security agreement or any security document are, in the reasonable opinion of counsel to the secured parties, not valid, perfected, first priority security interests in favor of the collateral trustee for the benefit of the secured parties to the extent specified in the legal opinions to be delivered on the closing date.

   Unsatisfied Judgments. A final judgment or final judgments in the aggregate in excess of $5 million with respect to any Project Company has been rendered by a court or other competent tribunal against any Project Company and remains unpaid, unstayed, undischarged, unbonded or undismissed after the right to appeal has expired.

   Unenforceability of Agreements. Any transaction document has been repudiated or terminated by any party thereto, by operation of law or otherwise, or any material provision of any transaction document has ceased for any other reason to be valid, legally binding or enforceable against any party thereto other than the secured parties if such cessation is not cured within 30 days after notice to PACC.

   Abandonment.  Abandonment has occurred.

   Failure to Deposit Funds in Accounts. PACC fails to cause funds to be deposited into the secured accounts in accordance with the amended and restated common security agreement and such failure continues unwaived or unremedied for five business days.

   We refer to any event or condition that with the passage of time or the delivery of notice or both will or could be expected to become an Event of Default as a "Potential Default."

Remedies

   Declaration of Default.  A Default will occur:

  .   upon receipt by the collateral trustee of one or more of:

  . a certificate from a noteholder or the indenture trustee on behalf of the noteholders stating that an Event of Default relating to PAFC's payment obligations has occurred and is continuing and instructing the collateral trustee to declare a Default, or

  . a certificate from Majority Lenders, stating that an Event of Default has occurred and is continuing and instructing the collateral trustee to declare a Default; and

  .   automatically upon an insolvency event.

   Remedies. When an Event of Default has occurred with respect to an insolvency event, 100% of the outstanding principal amount of the notes, plus any premium, accrued interest, fees and other amounts due under the indenture will become immediately due and payable by us without notice of any kind.

   In the case of any other Event of Default:

  . the collateral trustee, at the direction of Majority Lenders, will take control of the secured accounts;

  . Majority Lenders will have the right, at their sole option, to require PACC to continue to operate the heavy oil processing facility or to require us to appoint a manager or operator on terms acceptable to the

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      Majority Lenders, which manager or operator will have the same rights that we had pre-Default to take all necessary action to operate the heavy oil processing facility:

  . the noteholders will have the right to apply the relevant default interest rate provided for in the indenture; and

  . Majority Lenders will have the right to instruct the collateral trustee to take Enforcement Action.

   Application of Enforcement Proceeds. The collateral trustee will promptly apply proceeds from the Enforcement Proceeds Account, established by the collateral trustee upon receipt of a direction of Majority Lenders, at the direction of Majority Lenders in following order of priority:

  . First, to the payment of all fees, indemnities and any other amounts owed to the collateral trustee, the indenture trustee and the depositary bank relating to services rendered in their capacity as collateral trustee, indenture trustee or depositary bank, as the case may be;

  . Second, to the payment of all fees, costs, expenses, indemnities and any other amounts owed to the noteholders and the whole amount of notes then outstanding and in case such moneys will not be sufficient to pay in full the whole amount due and unpaid, then to make equal and ratable payments, without any preference or priority, as among the secured parties;

  . Third, after the payment in full of the notes, to PACC or its successors, or in the case of proceeds from the transfer or disposition of all or part of the interests in Sabine or Neches to the Shareholders or Sabine, as the case may be, or as a court of competent jurisdiction may otherwise direct.

Mandatory Prepayments

  Prepayments with Specified Proceeds

   Subject to the indenture, PACC will apply any of the following proceeds to the prepayment of the notes:

  . any loss proceeds in respect of any catastrophic casualty to project property that constitutes collateral security for the notes, to the extent that such loss proceeds are not applied toward repairing, replacing or restoring the relevant project property;

  . any insurance proceeds in respect of any casualty to project property, to the extent that those proceeds will not be used to repair or replace the relevant project property;

  . any late payments, which are not needed to pay interest, buy down payments or other payments received from Foster Wheeler USA pursuant to the construction contract to the extent PACC does not need to direct these funds to the payment of interest on the notes;

  . any business interruption or contingent business interruption insurance proceeds to the extent the relevant project property is not repaired, replaced or restored; and

  .   upon receipt, any condemnation compensation by governmental authority.

  Application of Prepayments

   Mandatory prepayments will be applied equally and ratably among the noteholders to reduce remaining principal installments equally and ratably as to each remaining principal installment outstanding.

  Insurance Proceeds

   Within 60 days following the occurrence of a catastrophic casualty, PACC will deliver to the collateral trustee a plan for the application of these insurance proceeds and other funds available that are available to it to restore, repair or replace the project property. If, within 45 days following the later of the receipt by the collateral

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trustee of this plan and the deposit of these proceeds into the catastrophic casualty account, Majority Lenders notify PACC that in their reasonable judgment it is unlikely that, after implementation of such plan, PACC would be able to pay the notes as and when they come due or be able to produce product production of substantially the same or higher quality and quantity as prior to such loss, the casualty insurance proceeds will remain in the casualty and insurance account, and PACC may be required to apply the proceeds to prepay the notes and to direct the collateral trustee to transfer the relevant casualty insurance proceeds from the casualty and insurance account to the mandatory prepayments account. Prepayments arising out of these insurance proceeds will be made within two business days following such transfer. The senior lenders will have the option, at PACC's expense, to consult with the independent engineer for purposes of reviewing any plan for the application of such casualty insurance proceeds with respect to which Majority Lenders have the right to object.

  Optional Prepayments

   PACC may make optional prepayments with respect to the notes at any time upon 30 days' prior notice to the collateral trustee and the indenture trustee. Any optional prepayment must be accompanied by any prepayment compensation required under the indenture. Optional prepayments will be applied to reduce the remaining principal installments of the notes in the order such remaining principal installments become due.

Additional Senior Debt

   PACC may incur, in addition to the notes and any Replacement Senior Debt and without the prior consent of the noteholders, Additional Senior Debt secured by the same common security package as the notes and entitled to the benefits of the amended and restated common security agreement and the other security documents, subject to the following conditions:

  . if PACC plans to use the proceeds of the Additional Senior Debt solely to finance or refinance mandatory capital expenditures, a responsible officer must certify to the collateral trustee and the independent engineer that:

     . no Event of Default or Potential Default has occurred and is continuing;

     . the amount and scope of such mandatory capital expenditures are necessary to comply with a change in applicable environmental, health, safety or other laws or regulations binding on PACC or are otherwise necessary to operate the heavy oil processing facility; and

     . after giving effect to the incurrence of all Additional Senior Debt, and based on reasonable assumptions verified by the independent engineer:

     . the minimum Debt Service Coverage Ratio for each remaining calendar year through final maturity of the notes will be not less than 1.5:1.0; and

     . the average annual Debt Service Coverage Ratio from the date of incurrence of the Additional Senior Debt through final maturity of the notes will be not less than 2.0:1.0;

  . if PACC plans to use the proceeds of such Additional Senior Debt solely to finance or refinance discretionary capital expenditures, a responsible officer must certify to the collateral trustee and the independent engineer confirms that, among other things:

     . no Event of Default or Potential Default has occurred and is continuing;

     . after giving effect to the incurrence of all additional senior debt, and based on reasonable assumptions verified by the independent engineer:

        . the minimum Debt Service Coverage Ratio for each remaining calendar year through final maturity of the notes will be not less than 2.0:1.0; and

        . the average annual debt service coverage ratio from the date of incurrence of such additional senior debt through final maturity of the notes will be not less than 2.6:1.0;

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  .   PACC must obtain a credit rating reaffirmation for the notes by both
      Moody's and Standard & Poor's;

  . the aggregate principal amount of all such Additional Senior Debt for discretionary capital expenditures does not exceed $50 million;

  . that Additional Senior Debt ranks in right of payment, upon liquidation and in all other respects on an equal and ratable basis with all the notes and any other senior debt without preference among senior debt obligations by reason of date of incurrence or otherwise; and

  . the lender of the Additional Senior Debt has executed and delivered to the collateral trustee an agreement, which includes a copy of the proposed senior loan agreement relating to the Additional Senior Debt, setting out that it agrees:

     . to become a party to the amended and restated common security agreement and the amended and restated transfer restrictions agreement described under "Description of Our Principal Financing
         Documents--Amended and Restated Transfer Restrictions Agreement" below;

     . to be bound as a senior lender by all the terms and conditions of the amended and restated common security agreement and the transfer restrictions agreement; and

     . to perform all the obligations of a senior lender under the amended and restated common security agreement and the transfer restrictions agreement.

   Any incurrence of Additional Senior Debt other than in accordance with the above terms will require the prior consent of Requisite Lenders.

Replacement Senior Debt

   PACC may incur Replacement Senior Debt, secured by the same common security package and entitled to the benefits of the amended and restated common security agreement and the security documents, to replace the notes, without the consent of the noteholders for the purpose of paying or prepaying all or any part of the notes, subject to the specified conditions including the following:

  . the aggregate principal amount of such Replacement Senior Debt does not exceed the sum of the amount of notes being paid, prepaid or replaced;

  . the Replacement Senior Debt has a weighted average life no shorter, and a final maturity date no earlier, than that of the notes being replaced;

  . the projected average Debt Service Coverage Ratio through January 15, 2009, calculated on a pro forma basis reflecting the incurrence of the Replacement Senior Debt is not less than 2.2:1.0; and

  . PACC has obtained a reaffirmation of the then current credit rating of notes by both Moody's and Standard & Poor's.

   Any incurrence of Replacement Senior Debt other than in accordance with these conditions will require the prior consent of Requisite Lenders.

Guarantee

   Each of PACC, Sabine, Neches and PRG have unconditionally and fully guaranteed jointly and severally, all obligations of PAFC under the amended and restated common security agreement and the other financing documents.

Modification, Amendment and Waiver

   Except as otherwise expressly provided in the amended and restated common security agreement, any provision of the amended and restated common security agreement may be modified or waived with the consent of the Requisite Lenders.

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   The consent of the indenture trustee acting in accordance with the indenture is required to modify the following under the amended and restated common security agreement:

  . the rights and obligations to prepay the notes or to make pro rata payments;

  . the amount or term of any senior debt commitment under the amended and restated common security agreement;

  . terms and conditions governing declaration of defaults and exercise of remedies under the amended and restated common security agreement;

  . the definitions of Supermajority Lenders, Requisite Lenders, Majority Lenders, Supermajority Secured Parties, Requisite Secured Parties, Majority Secured Parties, Secured Parties, Supermajority Bondholders, Requisite Bondholders, Majority Bondholders, Senior Lenders or any defined term used in such definitions; and

  . the number or percentage of Secured Parties required to make any determination or waive any rights under or modify any provision of the amended and restated common security agreement.

Governing Law

   The amended and restated common security agreement is governed by the laws of the State of New York.

             Amended and Restated Transfer Restrictions Agreement

   PAFC, PACC, Sabine, Neches and Premcor Inc. entered into an amended and restated transfer restrictions agreement, dated as of June 6, 2002, with the collateral trustee and the indenture trustee. The amended and restated transfer restrictions agreement restricts the ability of PRG to transfer, sell or dispose of its interest in the Port Arthur refinery or PACC.

   The amended and restated transfer restrictions agreement permits any transfer, pledge, sell or disposal of PRG's direct or indirect interests in the Port Arthur refinery or PACC so long as the following conditions are satisfied:

  . the transferee and transferor execute an instrument reasonably satisfactory to the Secured Parties that contains representations, warranties and agreements that the transfer complies with the financing and project documents;

  . such transfer does not give rise to a right to accelerate any indebtedness in an aggregate principal amount in excess of $5 million of PAFC, PACC, Sabine or Neches;

  . such transfer does not constitute a material breach of any agreement to which any Project Company or Premcor Entity is a party;

  .   the transferor and transferee deliver specified legal opinions; and

  .   the transferee becomes a party to the transfer restrictions agreement.

   In addition, the transfer restrictions agreement permits PRG to freely pledge its own assets, including its assets at the Port Arthur refinery and its ownership interest in Sabine, as security for any of its obligations.

                         Registration Rights Agreement

   Pursuant to the registration rights agreement, PAFC, PACC, Sabine, Neches and PRG have agreed with the indenture trustee, for the benefit of the holders of the notes, that we will file and use our reasonable best efforts to cause to become effective, at our cost, either a registration statement with respect to a registered offer to

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exchange the notes for a series of debt securities which are in all material respects substantially identical to the notes or a shelf registration covering resales of the notes. Upon a registration statement with respect to the exchange offer being declared effective, we will offer the exchange notes in return for surrender of the notes. The offer will remain open for no less than 20 business days after the date notice of the exchange offer is mailed to you. For each outstanding note surrendered to us under the exchange offer, you will receive exchange notes in an equal principal amount. Interest on each exchange note will accrue from the last date on which interest was paid on the outstanding note so surrendered.

   In the event that we determine in good faith that applicable interpretations of the staff of the Securities and Exchange Commission or other circumstances specified in the registration rights agreement do not permit us to effect such an exchange offer, or we so elect, we will, at our cost, use reasonable best efforts, subject to customary representations and agreements of the noteholders to have a shelf registration statement covering resale of the notes declared effective and kept effective for up to two years after the closing date, subject to specified exceptions in the registration rights agreement. We will, in the event of such a shelf registration, provide to each noteholder copies of the prospectus, notify noteholders when a registration statement for the notes has become effective and take other actions as are appropriate to permit resale of the notes.

   In the event that such exchange offer is not consummated or such registration statement is not declared effective within 270 days following the closing date, the annual interest rates on the notes will increase by one half of one percent, 50 basis points, effective on the 271st day following the closing date, which increase will remain in effect until the date on which such exchange offer is consummated or such registration statement will have become effective.

   Each noteholder who wishes to exchange its outstanding notes for exchange notes in the exchange offer will be required to represent, among other things, that any exchange notes to be received by it will be acquired in the ordinary course of business and that at the time of the commencement of the exchange offer it will have no arrangement with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act.

   A noteholder that sells its notes pursuant to a shelf registration generally will be required to be named as a selling holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to applicable civil liability provisions under the Securities Act in connection with such sale and will be required to agree in writing to be bound by the provisions of the registration rights agreement which are applicable to such noteholder, including indemnification obligations.

                                  Definitions

   "Authorized Investments" means (1) investments maturing within one year after the acquisition thereof in (a) United States government securities, (b) deposits with banks or trust companies with a rating of at least A-1 from Moody's and A from Standard & Poor's and at least $500 million of shareholders' equity or (c) commercial paper by an issuer rated at least P-1 from Moody's and A-1 from Standard & Poor's and which has at least $500 million of shareholders' equity or (2) investments in any money market fund having a rating in the highest investment category granted by Moody's or Standard & Poor's, including any such fund for which the depositary bank or any affiliate thereof serves as investment manager, administrator or custodian.

   "Debt Service Coverage Ratio" means for any period, the ratio of (1) the aggregate of cash proceeds minus project expenses for such period to (2) senior debt obligations, other than pursuant to optional prepayments or mandatory prepayments, paid or expected to be paid during such period, as the case may be.

   "Enforcement Action" means, any or all of the following: (1) the application charge or set-off of funds in the secured accounts to the payment of senior debt obligations and the oil payment insurers administrative

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agents, (2) the declaration of the principal of the senior debt immediately due and payable, (3) the exercising of any power of sale or other rights granted by any financing document, and (4) the taking of any other legal, equitable or other remedy or action.

   "Majority Bondholders" means holders of more than 50% of the aggregate outstanding principal amount of the notes.

   "Majority Lenders" means the holders of more than 25% of the aggregate outstanding principal amount of senior debt and senior debt commitments.

   "Majority Secured Parties" means holders of more than 25% of the aggregate outstanding principal amount of the notes.

   "Material Adverse Effect" means a material adverse effect on (1) the business, assets, operations, properties, financial condition or prospects of any Project Company, (2) our ability to construct the coker project and operate the heavy oil processing facility in accordance with the transaction documents,
(3) the rights and remedies of any secured party, (4) our ability to pay any senior debt obligations when due or (5) the ability of any Project Company, our affiliate or any other party to perform its material obligations under any transaction document.

   "Permitted Indebtedness" means (1) indebtedness in respect of our obligations under the financing documents, (2) Permitted Hedging Arrangements,
(3) trade accounts payable in the ordinary course of business, (4) subordinated debt and (5) up to $50 million of additional indebtedness at any time in connection with a tax exempt bond financing, (6) indebtedness owing to any other Project Company, (7) indebtedness owing to PRG for purposes of the daily administration of cash balances in the ordinary course of business.

   "Permitted Liens" means (1) liens to secure senior debt obligations, (2) judgment liens that are not currently dischargeable or that have been discharged or stayed or appealed within 30 days after the date of such judgment, (3) subordinated liens securing our reimbursement obligations under the long term crude oil supply agreement, (4) liens on PACC crude oil, intermediate products and refined products and the proceeds thereof that constitute cash and cash equivalents to secure working capital indebtedness of PRG, (5) liens on cash eligible for restricted payments under the amended and restated common security agreement and (6) some other customary permitted liens.

   "Premcor Entities" means Premcor Inc., Premcor USA and PRG.

   "Project Companies" means PAFC, PACC, Sabine and Neches.

   "Requisite Lenders" means either (1) the holders of more than 50% of the aggregate outstanding principal amount of senior debt and senior debt commitments or (2) a ratings reaffirmation of the notes by both Moody's and Standard and Poor's.

   "Requisite Secured Lenders" means either (1) Majority Bondholders, or, in specified circumstances, Requisite Bondholders, or (2) a credit rating reaffirmation or the notes by both Moody's and Standard & Poor's.

   "Shareholder" means each of Blackstone, Occidental and Premcor Inc. and each other shareholder, directly or indirectly, holding the outstanding capital stock of Sabine.

   "Supermajority Lenders" means either (1) holders of more than 75% of the aggregate outstanding principal amount of senior debt and senior debt commitments or (2) a credit rating reaffirmation of the notes by both Moody's and Standard & Poor's.

   "Supermajority Secured Parties" means either (1) Supermajority Bondholders or (2) a credit ratings reaffirmation of the notes by both Moody's and Standard & Poor's.

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                              THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

   We have entered into a registration rights agreement with the indenture trustee in which we agreed to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We agreed to use our reasonable best efforts to cause such registration statement to become effective within 240 days following the effectiveness date of the PRG Guarantee and to pay additional interest on the outstanding notes if the exchange offer is not consummated within 270 days following the effectiveness date of the PRG Guarantee. The exchange notes will have terms substantially identical to the outstanding notes; except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe specified obligations in the registration rights agreement. The outstanding notes were issued on August 19, 1999 and the effectiveness date of the PRG Guarantee was June 6, 2002.

   Under the circumstances set forth below, we will use our reasonable best efforts to cause the Commission to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

  . if any changes in law, Commission rules or regulations or applicable interpretations thereof by the staff of the Commission do not permit us to effect the exchange offer as contemplated by the registration rights agreement;

  . if any outstanding notes validly tendered in the exchange offer are not exchanged for exchange notes within 270 days after the original issue of the outstanding notes;

  . if any initial purchaser of the outstanding notes so requests, but only with respect to any outstanding notes not eligible to be exchanged for exchange notes in the exchange offer; or

  . if any holder of the outstanding notes notifies us that it is not permitted to participate in the exchange offer or would not receive fully tradable exchange notes pursuant to the exchange offer.

   If we fail to comply with specified obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding notes. Please read the section captioned "Registration Rights Agreement" for more details regarding the registration rights agreement and the circumstances under which we will be required to pay additional interest.

   Each holder of outstanding notes that wishes to exchange such outstanding notes for transferable exchange notes in the exchange offer will be required to make the following representations:

  . any exchange notes will be acquired in the ordinary course of its business;

  . such holder has no arrangement with any person to participate in the distribution of the exchange notes; and

  . such holder is not our "affiliate," as defined in Rule 405 of the Securities Act, or if it is our affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

Resale of Exchange Notes

   Based on interpretations of the Commission staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

  . such holder is not an "affiliate" of PAFC within the meaning of Rule 405 under the Securities Act;

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  .   such exchange notes are acquired in the ordinary course of the holder's business; and

  . the holder does not intend to participate in the distribution of such exchange notes.

   Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes.

  . cannot rely on the position of the staff of the Commission enunciated in "Exxon Capital Holdings Corporation" or similar interpretive letters; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

   This prospectus may be used for an offer to resell, resale or other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned "Plan of Distribution" for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

   Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, PAFC will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. PAFC will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of $1,000.

   The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon failure of PAFC to fulfill its obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes. Consequently, both series will be treated as a single class of debt securities under that indenture. For a description of the indenture, see "Description of the Notes" above.

   The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

   As of the date of this prospectus, $250.665 million aggregate principal amount of the outstanding notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

   PAFC intends to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the Commission. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the outstanding notes and the registration rights agreement.

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   PAFC will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to such holders. Subject to the terms of the registration rights agreement, PAFC expressly reserves the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption "--Certain Conditions to the Exchange Offer."

   Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than the applicable taxes described below under "--Fees and Expenses", in connection with the exchange offer. It is important that you read the section labeled "--Fees and Expenses" below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments


   The exchange offer will expire at 5:00 p.m., New York City time on January 3, 2003, unless in its sole discretion, PAFC extends it.


   In order to extend the exchange offer, PAFC will notify the exchange agent orally or in writing of any extension. PAFC will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

   PAFC reserves the right, in its sole discretion:

  .   to delay accepting for exchange any outstanding notes;

  . to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under "--Conditions to the Exchange Offer" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

  . subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

   Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of outstanding notes. If PAFC amends the exchange offer in a manner that it determines to constitute a material change, PAFC will promptly disclose such amendment in a manner reasonably calculated to inform the holders of outstanding notes of such amendment.

   Without limiting the manner in which it may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, PAFC shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to a financial news service.

Conditions to the Exchange Offer

   Despite any other term of the exchange offer, PAFC will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes, and PAFC may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if in its reasonable judgment:

  . the exchange notes to be received will not be tradeable by the holder, without restriction under the Securities Act, the Securities Exchange Act of 1934 and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

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  .   the exchange offer, or the making any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the Commission; or

  . any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in PAFC's judgment, would reasonably be expected to impair the ability of PAFC to proceed with the exchange offer.

   In addition, PAFC will not be obligated to accept for exchange the outstanding notes of any holder that has not made to it:

  . the representations described under "--Purpose and Effect of the Exchange Offer," "--Procedures for Tendering" and "Plan of Distribution"; and

  . such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to make available to an appropriate form for registration of the exchange notes under the Securities Act.

   PAFC expressly reserves the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, it may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and PAFC may accept them for exchange. PAFC will return any outstanding notes that it does not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

   PAFC expressly reserves the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. PAFC will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

   These conditions are for the sole benefit of PAFC and PAFC may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If PAFC fails at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that PAFC may assert at any time or at various times.

   In addition, PAFC will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

   Only a holder of outstanding notes may tender such outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

  . complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

  . comply with DTC's Automated Tender Offer Program procedures described below.

   In addition, either:

  . the exchange agent must receive outstanding notes along with the letter of transmittal; or

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  .   the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent's message; or

  . the holder must comply with the guaranteed delivery procedures described below.

   To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under "--Exchange Agent" prior to the expiration date.

   The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and PAFC in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

   The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the holder's election and risk. Rather than mail these items, PAFC recommends that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding notes to PAFC Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

   Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owner's behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its outstanding notes; either:

  . make appropriate arrangements to register ownership of the outstanding notes in such owner's name; or

  . obtain a properly completed bond power from the registered holder of outstanding notes.

   The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

   Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes tendered pursuant thereto are tendered:

  . by a registered holder who has not competed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  .   for the account of an eligible guarantor institution.

   If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

   If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

   The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender. Participants in the program may, instead of

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physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

  . DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of such book-entry confirmation;

  . such participant has received and agrees to be bound by the terms of the letter of transmittal, or, in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

  .   the agreement may be enforced against such participant.

   PAFC will determine in its sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. PAFC's determination will be final and binding. PAFC reserves the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. PAFC also reserves the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. PAFC's interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as PAFC shall determine. Although PAFC intends to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither it, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

   In all cases, PAFC will issue exchange notes for outstanding notes that it has accepted for exchange under the exchange offer only after the exchange agent timely receives:

  . outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at DTC; and

  . a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

   By signing the letter of transmittal, each tendering holder of outstanding notes will represent to PAFC that, among other things:

  . any exchange notes that the holder receives will be acquired in the ordinary course of its business;

  . the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

  . if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

  . if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

  . the holder is not an "affiliate," as defined in Rule 405 of the Securities Act, of PAFC or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

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Book-Entry Transfer

   The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent's account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

   Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who cannot deliver their outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC's Automated Tender Offer Program prior to the expiration date may tender if:

  .   the tender is made through an eligible institution;

  . prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent's message and notice of guaranteed delivery:

     . setting forth the name and address of the holder, the registered number(s) of such outstanding notes and the principal amount of outstanding notes tendered;

     .   stating that the tender is being made thereby; and

     . guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile of the letter of transmittal, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the Eligible Institution with the exchange agent; and

  . the exchange agent receives such properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

   Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

   Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to the expiration date.

   For a withdrawal to be effective:

  . the exchange agent must receive a written notice, which may be by telegram, telex, facsimile transmission or letter, of withdrawal at one of the addresses set forth below under "--Exchange Agent"; or

  . holders must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

   Any such notice of withdrawal must:

  . specify the name of the person who tendered the outstanding notes to be withdrawn;

  . identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes; and

  . where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

   If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

  .   the serial numbers of the particular certificates to be withdrawn; and

  . a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

   If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of such facility. PAFC will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. PAFC will deem any outstanding notes so withdrawn not to have validity tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC according to the procedures described above, such outstanding notes will be credited to an account maintained with DTC for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under "--Procedures for Tendering" above at any time on or prior to the expiration date.

Exchange Agent

   HSBC Bank USA has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

   For Delivery by Registered or Certified Mail; Hand or Overnight Delivery:

                                 HSBC Bank USA
                                  Lower Level
                               One Hanson Place
                           Brooklyn, New York 11243
                             Attn: Issuer Services

                                 By Facsimile:

                                (718) 488-4488
                              Attn: Paulette Shaw

                 For Information or Confirmation by Telephone:

                                (718) 488-4475

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

   PAFC will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

   PAFC has not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however. pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

   PAFC will pay the cash expenses to be incurred in connection with the exchange offer. The expenses are estimated in the aggregate to be approximately $500,000. They include:

  .   Commission registration fees;

  .   fees and expenses of the exchange agent and trustee;

  .   accounting and legal fees and printing costs; and

  .   related fees and expenses.

   PAFC will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  . certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

  . tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

  . a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

   If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Transfer Taxes

   Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct PAFC to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

   Holders of outstanding notes who do not exchange their outstanding notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of such outstanding notes:

  . as set forth in the legend printed on the notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  . otherwise set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

   In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the Commission staff, exchange notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our "affiliate" within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders' business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

  .   could not rely on the applicable interpretations of the Commission; and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

   PAFC will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount, as reflected in our accounting records on the date of exchange. Accordingly, PAFC will not recognize any gain or loss for accounting purposes in connection with the exchange offer. We will record the expenses of the exchange offer as incurred.

Other

   Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

   PAFC may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. PAFC has no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

                            U.S. FEDERAL INCOME TAX
                      CONSEQUENCES OF THE EXCHANGE OFFER

Exchange of Notes

   The following summary describes the material U.S. federal income tax consequences of the exchange offer. The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

   In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

                             PLAN OF DISTRIBUTION

   Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. PAFC has agreed that it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale for a period of 120 days from the date on which the exchange offer is consummated, or such shorter period as will terminate when all outstanding notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and such exchange notes have been resold by such broker-dealers. In addition, dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

   PAFC will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   For a period of 120 days from the date on which the exchange offer is consummated, or such shorter period as will terminate when all outstanding notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities have been exchanged for exchange notes and such exchange notes have been resold by such broker-dealers, PAFC will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. PAFC has agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and the fees of any counsel or other advisors or experts retained by the holders of outstanding notes, except as expressly set forth in the registration rights agreement, and will indemnify the holders of outstanding notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act. In the event of a shelf registration, PAFC has agreed to pay the expenses of one firm of counsel designated by the holders of notes covered by the shelf registration.

   If you are an affiliate of PAFC or are engaged in, or intend to engage in, or have an agreement or understanding to participate in, a distribution of the exchange notes, you cannot rely on the applicable interpretations of the Securities and Exchange Commission and you must comply with the registration requirements of the Securities Act of 1933 in connection with any resale transaction.

                                 LEGAL MATTERS


   Our counsel, Simpson Thacher & Bartlett, New York, New York, will issue an opinion regarding the validity of the exchange notes.


                                    EXPERTS

   The financial statements as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, included in this prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


   With respect to the unaudited interim financial information for the periods ended September 30, 2002 and 2001 included in this prospectus, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports in the Company's Quarterly Reports on Form 10-Q for the quarter ended September 30, 2002 and included in this prospectus, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-4 with respect to the exchange notes offered in this prospectus. This prospectus is a part of the registration statement and, as permitted by the Securities and Exchange Commission's rules, does not contain all of the information presented in the registration statement. Whenever a reference is made in this prospectus to one of our contracts or other documents, please be aware that this reference is not necessarily complete and that you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement, including exhibits to the registration statement, at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our filings with the Securities and Exchange Commission are also available to the public through the Securities and Exchange Commission's internet site at http://www.sec.gov.

   We are subject to the informational requirements of the Exchange Act, and in accordance with the Exchange Act have filed annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any documents filed by us at the address set forth above.

   You may request copies of the filings, at no cost, by telephone at (203) 698-7500 or by mail at: The Premcor Refining Group Inc., 1700 East Putnam Avenue, Suite 500, Old Greenwich, Connecticut 06870, Attention: Investor Relations.

                          GLOSSARY OF SELECTED TERMS

    The following are definitions of certain terms used in this prospectus.

alkylation....................... A polymerization process uniting olefins and isoparaffins; particularly the reacting of butylene and isobutane, with sulfuric acid or hydrofluoric acid as a catalyst, to produce a high-octane, low-sensitivity blending agent for gasoline.

anode............................ A positively charged conductor that influences the flow of current in another conducting medium.


barrel........................... Common unit of measure in the oil industry which equates to 42 gallons.

blendstocks...................... Various compounds that are combined with gasoline from the crude oil refining process to make finished gasoline and diesel fuel; these may include natural gasoline, FCC unit gasoline, ethanol, reformate or butane, among others.

bpd.............................. Abbreviation for barrels per day.

btu.............................. British thermal units: a measure of energy. One btu of heat is required to raise the temperature of one pound of water one degree fahrenheit.

by-products...................... Products that result from extracting high value products such as gasoline and diesel fuel from crude oil; these include black oil, sulfur, propane, petroleum coke and other products.

catalyst......................... A substance that alters, accelerates, or instigates chemical changes, but is neither produced, consumed nor altered in the process.

coker gross margin............... The value of refined products derived from coker feedstocks less the cost of such coker feedstocks.

coker unit....................... A refinery unit that utilizes the lowest value component of crude oil remaining after all higher value products are removed, further breaks down the component into more valuable products and converts the rest into petroleum coke.

crack spread..................... A simplified model that measures the difference between the price for light products and crude oil. A 3/2/1 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of crude oil, being three barrels of crude oil to produce two barrels of gasoline and one barrel of diesel fuel.

crude unit....................... The initial refinery unit to process crude oil by separating the crude oil according to boiling point under high heat and low pressure to recover various hydrocarbon fractions.

distillates...................... Primarily diesel fuel, kerosene and jet fuel.

feedstocks....................... Hydrocarbon compounds, such as crude oil and natural gas liquids, that are processed and blended into refined products.

fluid catalytic cracking unit.... Converts gas oil from the crude unit or coker unit into liquefied petroleum gas, distillate and gasoline blendstocks by applying heat in the presence of a catalyst.

fractionator..................... A cylindrical vessel designed to distill or separate compounds that have different vapor pressures at any given temperature. Also called stabilizer column, fractionating tower or bubble tower.

heavy crude oil............. A relatively inexpensive crude oil characterized by high relative density and viscosity. Heavy crude oils require greater levels of processing to produce high value products such as gasoline and diesel fuel.

hydrocracker unit........... A refinery unit that converts low-value intermediates into gasoline, naphtha, kerosene and distillates under very high pressure in the presence of hydrogen and a catalyst.

independent refiner......... A refiner that does not have crude oil exploration or production operations. An independent refiner purchases the crude oil used as feedstock in its refinery operations from third parties.

light crude oil............. A relatively expensive crude oil characterized by low relative density and viscosity. Light crude oils require lower levels of processing to produce high value products such as gasoline and diesel fuel.

liquefied petroleum gas..... Light hydrocarbon material gaseous at atmospheric temperature and pressure, held in the liquid state by pressure to facilitate storage, transport and handling.

lost time................... see "lost work day."

lost time injury............ Any injury that results in one or more lost work days.

lost time injury rate....... The number of lost time injuries per 200,000 hours worked.

lost work day............... The number of workdays (consecutive or not) beyond the day of injury or onset of illness the employee was away from work or limited to restricted work activity because of an occupational injury or illness.

                             1) lost workdays--away from work. The number of workdays (consecutive or not) on which the employee would have worked but could not because of occupational injury or illness.

                             (2) lost workdays--restricted work activity. The number of workdays
                             (consecutive or not) on which, because of injury or illness: (i) the employee was assigned to another job on a temporary basis; or (ii) the employee worked at a permanent job less than full time; or (iii) the employee worked at a permanently assigned job but could not perform all duties normally connected with it.

                             The number of days away from work or days of restricted work activity does not include the day of injury or onset of illness or any days on which the employee would not have worked even though able to work.

MTBE........................ Methyl Tertiary Butyl Ether, an ether produced from the reaction of isobutylene and methanol specifically for use as a gasoline blendstock. The
                             EPA requires MTBE or other oxygenates to be blended into reformulated gasoline.

mbpd........................ thousand barrels per day.

Maya........................ A heavy, sour crude oil from Mexico characterized by an API gravity of approximately 21.5 and a sulfur content of approximately 3.6 weight percent.

merchant refiner............ A refiner that is not vertically integrated to distribute its refinery products through branded retail outlets.

naphtha..................... The major constituent of gasoline fractionated from crude oil during the refining process, which is later processed in the reformer unit to increase octane.

olefin cracker................... A chemical processing plant designed to produce predominantly ethylene and propylene for use in the production of plastics and other chemicals.

PADD I........................... East Coast Petroleum Area for Defense District.

PADD II.......................... Midwest Petroleum Area for Defense District.

PADD III......................... Gulf Coast Petroleum Area for Defense District.

PADD IV.......................... Rocky Mountains Petroleum Area for Defense District.

PADD V........................... West Coast Petroleum Area for Defense District.

particulate matter............... Material suspended in the air in the form of minute solid particles or liquid droplets, especially when considered as an atmospheric pollutant.

petroleum coke................... A coal-like substance that can be burned to generate electricity or used as a hardener in concrete.

propylene........................ A commodity chemical, derived from petroleum hydrocarbon cracking processes, which is used in the production of plastics and other chemicals.

pure-play refiner................ A refiner without either crude oil production operations or retail distribution operations (that is, both an independent and a merchant refiner).

pyrolysis gasoline or pygas...... A high octane blendstock produced as a by-product from an olefin cracker.

rack marketing system............ A network of assets designed to deliver transportation fuels into trucks to wholesale customers.

rated crude oil capacity......... The crude oil processing capacity of a refinery that is established by engineering design.

recordable injury................ An injury, as defined by OSHA. All work-related deaths and illnesses, and those work-related injuries which result in loss of consciousness, restriction of work or motion, transfer to another job, or require medical treatment beyond first aid.

recordable injury rate........... The number of recordable injuries per 200,000 hours worked.

refined products................. Hydrocarbon compounds, such as gasoline, diesel fuel, jet fuel and residual fuel, that are produced by a refinery.

refinery conversion.............. The ability of a refinery to produce high-value lighter refined products such as gasoline, diesel fuel and jet fuel from crude oil and other feedstocks.

reformer unit.................... A refinery unit that processes naphtha and converts it to high-octane gasoline by using a platinum/rhenium catalyst. Also known as a platformer.

reformulated gasoline............ The composition and properties of which meet the requirements of the reformulated gasoline regulations.

single train..................... A refinery processing configuration consisting of only one crude unit and several downstream conversion units with no significant amount of redundancy in such units.
sour crude oil................... A crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur. Sour crude oil is typically less expensive than sweet crude oil.

spot market...................... A market in which commodities are bought and sold for cash and delivered immediately.


sweet crude oil... A crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur. Sweet crude oil is typically more expensive than sour crude oil.

throughput........ The volume per day processed through a unit or a refinery.

turnaround........ A periodically required standard procedure to refurbish and maintain a refinery that involves the shutdown and inspection of major processing units and occurs every three to four years.

unbranded......... A term used in connection with fuel or the sale of fuel into the spot or wholesale markets, rather than fuel or the sale of fuel directly to retail outlets.

utilization....... Ratio of total refinery throughput to the rated capacity of the refinery.

WTI............... West Texas Intermediate crude oil, a light, sweet crude oil, characterized by an API gravity between 38 and 40 and a sulfur content of approximately 0.3 weight percent that is used as a benchmark for other crude oils.

yield............. The percentage of refined products that are produced from feedstocks.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                     Page
                                                                                                     ----
Annual Financial Statements:
   Independent Auditors' Report.....................................................................  F-2
   Consolidated Balance Sheets as of December 31, 2000 and 2001.....................................  F-3
   Consolidated Statements of Operations for the Years Ended December 31, 1999, 2000 and 2001.......  F-4
   Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 2000, and 2001......  F-5
   Consolidated Statements of Stockholder's Equity for the Years Ended December 31, 1999, 2000, and
     2001...........................................................................................  F-6
   Notes To Consolidated Financial Statements.......................................................  F-7
Financial Statement Schedule
   Schedule II--Valuation and Qualifying Accounts................................................... F-43
Interim Financial Statements:
   Independent Accountants' Report.................................................................. F-44
   Condensed Consolidated Balance Sheets as of December 31, 2001 and September 30, 2002............. F-45
   Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2002
     and 2001....................................................................................... F-46
   Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2002
     and 2001....................................................................................... F-47
   Notes to Condensed Consolidated Financial Statements............................................. F-48

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors of The Premcor Refining Group Inc.:

   We have audited the accompanying consolidated balance sheets of The Premcor Refining Group Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index to Item 21. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

St. Louis, Missouri
February 11, 2002 (March 5, 2002 as to Note 18 and August 5, 2002 as to Notes 1 and 2)

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           (as restated, see Note 1)
                    (dollars in millions except share data)

                                                                                        December 31,
                                                                                    ---------------------
                                                                                       2000       2001
                                                                                    ---------- ----------
                                      ASSETS
CURRENT ASSETS:
   Cash and cash equivalents....................................................... $    251.2 $    482.5
   Short-term investments..........................................................        1.7        1.7
   Cash and cash equivalents restricted for debt service...........................         --       30.8
   Accounts receivable, net of allowance of $1.3 and $1.3..........................      250.4      148.3
   Receivable from affiliates......................................................        9.3       31.3
   Inventories.....................................................................      378.3      318.3
   Prepaid expenses and other......................................................       39.1       42.7
                                                                                    ---------- ----------
       Total current assets........................................................      930.0    1,055.6

PROPERTY, PLANT, AND EQUIPMENT, NET................................................    1,346.9    1,298.7
OTHER ASSETS.......................................................................      137.1      142.8
                                                                                    ---------- ----------
                                                                                    $  2,414.0 $  2,497.1
                                                                                    ========== ==========
                       LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
   Accounts payable................................................................ $    503.1 $    366.4
   Payable to affiliates...........................................................       40.2       49.8
   Accrued expenses and other......................................................       85.6       93.1
   Accrued taxes other than income.................................................       38.5       35.7
   Current portion of long term debt...............................................        1.5       81.4
                                                                                    ---------- ----------
       Total current liabilities...................................................      668.9      626.4

LONG-TERM DEBT.....................................................................    1,339.5    1,247.0
DEFERRED INCOME TAXES..............................................................         --       46.6
OTHER LONG-TERM LIABILITIES`.......................................................       65.5      109.1
COMMITMENTS AND CONTINGENCIES......................................................         --         --

MINORITY INTEREST..................................................................       11.4       24.2

COMMON STOCKHOLDER'S EQUITY:
   Common stock, $0.01 par value per share; 1,000 shares authorized and 100 shares
     issued and outstanding........................................................         --         --
   Paid-in capital.................................................................      268.8      243.0
   Retained earnings...............................................................       59.9      200.8
                                                                                    ---------- ----------
       Total common stockholder's equity...........................................      328.7      443.8
                                                                                    ---------- ----------
                                                                                    $  2,414.0 $  2,497.1
                                                                                    ========== ==========

       The accompanying notes are an integral part of these statements.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                           (as restated, see Note 1)
                             (dollars in millions)

                                                                       For the Year Ended December 31,
                                                                       -------------------------------
                                                                          1999       2000       2001
                                                                       ---------  ---------  ---------
NET SALES AND OPERATING REVENUES...................................... $ 4,520.3  $ 7,301.7  $ 6,417.5
EXPENSES:
   Cost of sales......................................................   4,102.0    6,564.1    5,253.2
   Operating expenses.................................................     402.0      466.7      466.9
   General and administrative expenses................................      51.4       52.7       63.1
   Depreciation.......................................................      36.0       37.0       53.2
   Amortization.......................................................      27.0       34.7       38.7
   Inventory recovery from market write-down..........................    (105.8)        --         --
   Refinery restructuring and other charges...........................        --         --      176.2
                                                                       ---------  ---------  ---------
                                                                         4,512.6    7,155.2    6,051.3
                                                                       ---------  ---------  ---------
OPERATING INCOME......................................................       7.7      146.5      366.2

   Interest and finance expense.......................................     (83.9)     (79.9)    (139.9)
   Gain on extinguishment of long-term debt...........................        --         --        0.8
   Interest income....................................................      11.6       15.6       17.6
                                                                       ---------  ---------  ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES AND MINORITY INTEREST..................................     (64.6)      82.2      244.7
   Income tax (provision) benefit.....................................      16.2        2.2      (73.0)
   Minority interest..................................................       1.4       (0.6)     (12.8)
                                                                       ---------  ---------  ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS..............................     (47.0)      83.8      158.9
   Discontinued Operations:
     Loss from operations, net of income tax benefit (1999--$2.7;
       2001--$11.5)...................................................      (4.3)        --      (18.0)
     Gain on disposal of discontinued operations, net of income tax
       provision of $23.3.............................................      36.6         --         --
                                                                       ---------  ---------  ---------
NET INCOME (LOSS)..................................................... $   (14.7) $    83.8  $   140.9
                                                                       =========  =========  =========

       The accompanying notes are an integral part of these statements.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (as restated, see Note 1)
                             (dollars in millions)

                                                                              For the Year Ended December 31,
                                                                              ------------------------------
                                                                                1999       2000       2001
                                                                               -------    -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)......................................................... $ (14.7)   $  83.8    $ 140.9
   Discontinued operations...................................................     4.3         --       18.0

   Adjustments:
    Depreciation.............................................................    36.0       37.0       53.2
    Amortization.............................................................    34.0       45.5       49.8
    Deferred income taxes....................................................     8.2       (7.1)      64.9
    Minority interest........................................................    (1.4)       0.6       12.8
    Gain on sale of retail division..........................................   (36.6)        --         --
    Inventory recovery from market write-down................................  (105.8)        --         --
    Refinery restructuring and other charges.................................      --         --      118.5
    Other, net...............................................................    19.1       (1.9)       1.1
   Cash provided by (reinvested in) working capital:
    Accounts receivable, prepaid expenses and other..........................   (69.6)     (54.5)      98.5
    Inventories..............................................................   122.6     (126.1)      60.1
    Accounts payable, accrued expenses, taxes other than income and other....   137.9      153.1     (132.7)
    Affiliate receivables and payables.......................................    (3.8)      11.0      (12.4)
    Cash and cash equivalents restricted for debt service....................      --         --      (24.3)
                                                                               -------    -------   -------
      Net cash provided by operating activities of continuing operations.....   130.2      141.4      448.4
      Net cash used in operating activities of discontinued operations.......   (24.8)        --       (8.4)
                                                                               -------    -------   -------
      Net cash provided by operating activities..............................   105.4      141.4      440.0
                                                                               -------    -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Expenditures for property, plant, and equipment...........................  (438.2)    (390.7)     (94.5)
   Expenditures for turnaround...............................................   (77.9)     (31.5)     (49.2)
   Cash and cash equivalents restricted for investment in capital additions..   (46.6)      46.6       (9.9)
   Proceeds from disposal of assets..........................................   248.5        0.5        0.2
   Purchases of short-term investments.......................................    (3.2)      (1.7)      (1.7)
   Sales and maturities of short-term investments............................     2.9        1.5        1.7
   Discontinued operations...................................................    (1.8)        --         --
                                                                               -------    -------   -------
      Net cash used in investing activities..................................  (316.3)    (375.3)    (153.4)
                                                                               -------    -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt..................................   360.0      182.6       10.0
   Proceeds from issuance of common stock....................................    51.4       58.1         --
   Contribution from minority interest.......................................     5.7        6.5         --
   Repurchase of long-term debt..............................................      --         --      (21.3)
   Cash and cash equivalents restricted for debt service.....................      --         --       (6.5)
   Capital lease payments....................................................    (3.3)      (7.3)      (1.5)
   Capital contribution returned.............................................   (39.5)     (35.5)     (25.8)
   Deferred financing costs..................................................   (25.9)      (4.3)     (10.2)
                                                                               -------    -------   -------
      Net cash provided by (used in) financing activities....................   348.4      200.1      (55.3)
                                                                               -------    -------   -------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........................   137.5      (33.8)     231.3
CASH AND CASH EQUIVALENTS, beginning of period...............................   147.5      285.0      251.2
                                                                               -------    -------   -------
CASH AND CASH EQUIVALENTS, end of period..................................... $ 285.0    $ 251.2    $ 482.5
                                                                               =======    =======   =======

       The accompanying notes are an integral part of these statements.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                           (as restated, see Note 1)
                             (dollars in millions)

                                        Number
                                          of
                                        Common  Paid-in  Retained
                                        Shares  Capital  Earnings    Total
                                        ------ --------  --------  --------
    Balance--January 1, 1999...........  100   $  234.2  $   (9.2) $  225.0

    Issuance of common stock...........   --       51.5        --      51.5
    Capital contribution returned......           (39.5)       --     (39.5)
    Net loss...........................   --         --     (14.7)    (14.7)
                                         ---   --------  --------  --------
    Balance--December 31, 1999.........  100      246.2     (23.9)    222.3

    Issuance of common stock...........   --       58.1        --      58.1
    Capital contribution returned......   --      (35.5)       --     (35.5)
    Net income.........................   --         --      83.8      83.8
                                         ---   --------  --------  --------
    Balance--December 31, 2000.........  100      268.8      59.9     328.7

    Capital contribution returned......           (25.8)       --     (25.8)
    Net income.........................   --         --     140.9     140.9
                                         ---   --------  --------  --------
    Balance--December 31, 2001.........  100   $  243.0  $  200.8  $  443.8
                                         ===   ========  ========  ========

       The accompanying notes are an integral part of these statements.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             For the years ended December 31, 1999, 2000 and 2001
              (Tabular dollar amounts in millions of US dollars)

1.  Nature of Business

   The Premcor Refining Group Inc., a Delaware corporation, ("PRG") is 100% owned by Premcor USA Inc., a Delaware corporation, ("Premcor USA"), which in turn is 100% owned by Premcor Inc. Premcor Inc.'s common equity is primarily held by Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates ("Blackstone") and Occidental Petroleum Corporation ("Occidental").

   Prior to the Sabine restructuring discussed below, Sabine River Holding Corp. ("Sabine") was 90% owned by Premcor Inc. and 10% by Occidental. Sabine is the 1% general partner of Port Arthur Coker Company L.P., a limited partnership ("PACC"), and the 100% owner of Neches River Holding Corp. ("Neches"), which is the 99% limited partner of PACC. PACC is the 100% owner of Port Arthur Finance Corp. ("PAFC").

   On June 6, 2002, PRG and Sabine completed a series of transactions that resulted in Sabine and its subsidiaries becoming wholly owned subsidiaries of PRG. The restructuring of Sabine as a wholly owned subsidiary of PRG was an exchange of ownership interest between entities under common control, and therefore was accounted for at the book value of Sabine, similar to a pooling of interests. Accordingly, PRG's historical financial statements have been restated to include the consolidated results of operations, financial position, and cash flows of Sabine as if the combination had occurred at Sabine's date of incorporation in May 1999. The combined PRG and Sabine is referred to as the "Company" throughout these notes.

   Sabine, through its principal operating subsidiary, PACC, owns and operates a heavy oil processing facility, which is operated in conjunction with PRG's Port Arthur, Texas refinery. Sabine was formed to develop, construct, own, operate, and finance the heavy oil processing facility, which includes a new 80,000 barrel per stream day delayed coking unit, a 35,000 barrel per stream day hydrocracker unit, and a 417 long tons per day sulfur complex and related assets. This heavy oil processing facility along with modifications made by PRG at their Port Arthur refinery allows the refinery to process primarily lower-cost, heavy sour crude oil.

   In January 2001, PACC began full operation of the newly constructed heavy oil processing facility. In order to fund the heavy oil processing facility, in August 1999, PAFC issued $255 million of 121/2% senior secured notes, borrowed under a bank senior loan agreement, and obtained a secured working capital facility, then subsequently remitted the proceeds to PACC. PAFC's organizational documents allow it only to engage in activities related to issuing notes and borrowing under bank credit facilities in connection with the initial financing of PACC. In issuing the notes and borrowing under the bank credit facilities, PAFC is acting as an agent for PACC. As stand alone entities, both Sabine's and Neches' functions consist only as guarantors of the notes and bank loans issued by PAFC. Sabine and Neches, as stand-alone entities, have no material assets, no liabilities, and no operations.

   Start-up of the heavy oil processing facility occurred in stages, with the sulfur removal units and the coker unit beginning operations in December 2000 and the hydrocracker unit beginning operations in January 2001. Substantial reliability, as defined in PACC's financing documents and construction contract, of the heavy oil processing facility was achieved as of September 30, 2001. Final completion was achieved on December 28, 2001.

   The Company comprises one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, petroleum coke and other petroleum products in the

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

United States. The Company owns and operates three refineries with a combined crude oil throughput capacity of 490,000 barrels per day ("bpd"). The refineries are located in Port Arthur, Texas; Lima, Ohio; and Hartford, Illinois.

   All of the operations of the Company are in the United States. These operations are related to the refining of crude oil and other petroleum feedstocks into finished petroleum products and are all considered part of one business segment. The Company's earnings and cash flows from operations are primarily dependent upon processing crude oil and selling quantities of refined petroleum products at margins sufficient to cover operating expenses. Crude oil and refined petroleum products are commodities, and factors largely out of the Company's control can cause prices to vary, in a wide range, over a short period of time. This potential margin volatility can have a material effect on financial position, current period earnings, and cash flows.

   PRG sold petroleum products and convenience store items in retail stores in the central United States until July 8, 1999, when PRG sold its retail marketing operations including the Clark trade name to Clark Retail Enterprises ("CRE"). Accordingly, the retail marketing operating results are segregated and reported as discontinued operations in the accompanying consolidated statements of operations and cash flows. PRG changed its name effective May 10, 2000 pursuant to the terms of the above mentioned sale.

2.  Summary of Significant Accounting Policies

  Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of PRG and its wholly owned subsidiaries, Sabine, The Premcor P.A. Pipeline Company, and Premcor Investments Inc. The Company consolidates the assets, liabilities, and results of operations of subsidiaries in which the Company has a controlling interest. Investments in companies in which the Company owns 20 percent to 50 percent voting control are generally accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated.

  Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Cash and Cash Equivalents

   The Company considers all highly liquid investments, such as time deposits, money market instruments, commercial paper and United States and foreign government securities, purchased with an original maturity of three months or less, to be cash equivalents.

  Revenue Recognition

   Revenue from sales of products is recognized upon transfer of title, based upon the terms of delivery.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

  Gain on Extinguishment of Long-Term Debt

   In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from the Extinguishment of Debt; SFAS No. 44, Accounting for Intangible Assets of Motor Carriers; and SFAS No. 64, Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also amends SFAS No. 13, Accounting for Leases, as it relates to sale-leaseback transactions and other transactions structured similar to a sale-leaseback as well as amends other pronouncements to make various technical corrections. The provisions of SFAS No. 145 as they relate to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provision of this statement related to the amendment to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements on or after May 15, 2002. In the second quarter of 2002, as permitted by the pronouncement, the Company has elected early adoption of SFAS No. 145. Accordingly, the Company has included the gain on extinguishment of long-term debt in "Income from continuing operations" as opposed to as an extraordinary item, net of taxes, below "Income from continuing operations" in its Statement of Operations.

  Supply and Marketing Activities

   The Company engages in the buying and selling of crude oil to supply its refineries. Purchases of crude oil are recorded in "cost of sales." Sales of crude oil where the Company bears risk on market price, timing, and other non-controllable factors are recorded in "net sales and operating revenue"; otherwise, the sales of crude oil are recorded against "cost of sales." The Company also engages in the buying and selling of refined products to facilitate the marketing of its refined product production. The results of this activity are recorded in cost of sales and sales. Our distribution network is an integral part of our refining business. However, due to ordinary course logistical issues concerning production schedules and product sales commitments, it is common for us to purchase refined products from third parties in order to balance the requirements of our product marketing activities. Although third party purchases are essential to effectively market our production, the effects from these activities on our operating results are not significant.

   Refined product exchange transactions that do not involve the payment or receipt of cash are not accounted for as purchases or sales. Any resulting volumetric exchange balances are accounted for as inventory in accordance with the last-in, first-out ("LIFO") inventory method for the Company. Exchanges that are settled through payment or receipt of cash are accounted for as purchases or sales.

  Excise Taxes

   The Company collects excise taxes on sales of gasoline and other motor fuels. Excise taxes of approximately $451.0 million, $471.1 million, and $386.0 million were collected from customers and paid to various governmental entities in 2001, 2000, and 1999, respectively. Excise taxes are not included in sales.

  Inventories

   Inventories for the Company are stated at the lower of cost or market. Cost is determined under the LIFO method for PRG for hydrocarbon inventories including crude oil, refined products, and blendstocks. Sabine determines cost under the first-in, first-out ("FIFO") method for hydrocarbon inventories including crude oil and refined products. The cost of warehouse stock and other inventories for the Company is determined under the FIFO method. For inventories valued under the LIFO method, any reserve for inventory cost in excess of market value is reversed if physical inventories turn and prices recover above cost.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

  Hedging Activity

   The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedge Activities, as amended, effective January 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the Company's financial position or results of operations because the Company has historically marked to market all financial instruments used in the implementation of the Company's hedging strategies. The Company considers all futures and options contracts to be part of its risk management strategy. Unrealized gains and losses on open contracts are recognized in current cost of sales unless the contract can be identified as a price risk hedge of specific inventory positions or open commitments, in which case hedge accounting is applied under the provisions of SFAS No. 133.

  Property, Plant, and Equipment

   Property, plant, and equipment additions are recorded at cost. Depreciation of property, plant, and equipment is computed using the straight-line method over the estimated useful lives of the assets or group of assets, beginning for all Company-constructed assets in the month following the date in which the asset first achieves its design performance. The Company capitalizes the interest cost associated with major construction projects based on the effective interest rate on aggregate borrowings.

   Expenditures for maintenance and repairs are expensed as incurred. Expenditures for major replacements and additions are capitalized. Upon disposal of assets depreciated on an individual basis the gains and losses are reflected in current operating income. Upon disposal of assets depreciated on a group basis, unless unusual in nature or amount, residual cost less salvage is charged against accumulated depreciation.

   The Company reviews long-lived assets for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the undiscounted future cash flows of an asset to be held and used in operations is less than the carrying value, the Company would recognize a loss for the difference between the carrying value and fair market value.

  Deferred Turnaround

   A turnaround is a periodically required standard procedure for maintenance of a refinery that involves the shutdown and inspection of major processing units which occurs approximately every three to five years. Turnaround costs include actual direct and contract labor, and material costs incurred for the overhaul, inspection, and replacement of major components of refinery processing and support units performed during turnaround. Turnaround costs, which are included in the Company's balance sheet in "Other Assets," are currently amortized on a straight-line basis over the period until the next scheduled turnaround, beginning the month following completion. The amortization of the turnaround costs is presented as "Amortization" in the consolidated statements of operations.

   The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") has issued an exposure draft of a proposed statement of position ("SOP") entitled Accounting for Certain Costs and Activities Related to Property, Plant and Equipment. If adopted as proposed, this SOP will require companies to expense as incurred turnaround costs, which it terms as "the non-capital portion of major maintenance costs." Adoption of the proposed SOP would require that any existing unamortized turnaround costs be expensed immediately. If this proposed change were in effect at December 31, 2001, the Company would have been required to write-off unamortized turnaround costs of approximately $98 million. Unamortized turnaround costs will change in 2002 as maintenance turnarounds are performed and past maintenance turnarounds are amortized. If adopted in its present form, charges related to this proposed change would be taken

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES in the first quarter of 2003 and would be reported as a cumulative effect of an accounting change, net of tax, in the consolidated statements of operations.

  Environmental Costs

   Environmental liabilities and reimbursements for underground storage remediation are recorded on an undiscounted basis when environmental assessments and/or remedial efforts are probable and can be reasonably estimated. Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation are expensed. Subsequent adjustments to estimates, to the extent required, may be made as more refined information becomes available.

  Income Taxes

   PRG and all of its subsidiaries except PACC and PAFC are included in a consolidated U.S. federal income tax return filed by Premcor Inc. These companies compute their provisions on a separate company basis with adjustments necessary to reflect the effect of consolidated tax return allocations and limitations. Deferred taxes are classified as current or noncurrent depending on the classification of the assets and liabilities to which the temporary differences relate. Deferred taxes arising from temporary differences that are not related to a specific asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. These companies record a valuation allowance when necessary to reduce the net deferred tax asset to an amount expected to be realized.

   PACC is classified as a partnership for U.S. federal income tax purposes and, accordingly, does not pay federal income tax. PACC files a U.S. partnership return of income and its taxable income or loss flows through to its partners, Neches and Sabine, who report and are taxed on their distributive shares of such taxable income or loss. Accordingly, no federal income taxes have been provided by PACC. PAFC files a separate U.S. federal income tax return and computes its provision on a separate company basis.

  Stock Based Compensation Plan

   The Company accounts for stock-based compensation issued to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB Opinion No. 25") which generally requires recognizing compensation cost based upon the intrinsic value at the grant date of the equity instrument awarded. The Financial Accounting Standards Board ("FASB") issued SFAS No. 123, Accounting for Stock-Based Compensation, which encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments based on the fair value of those instruments, but alternatively allows companies to disclose such impact in their footnotes. The Company has elected to adopt the footnote disclosure method of SFAS No. 123.

  New Accounting Standards

   In June 2001, the FASB issued SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Other Intangible Assets. SFAS No. 141, effective on issuance, requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and addresses the initial recording of intangible assets separate from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite lives will not be amortized, but will be tested at least annually for impairment. Intangible assets with

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES finite lives will continue to be amortized. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The implementation of SFAS No. 141 and SFAS No. 142 are not expected to have a material impact on our financial position and results of operations.

   In July 2001, the FASB approved SFAS No. 143 Accounting for Assets Retirement Obligations. SFAS No. 143 addresses when a liability should be recorded for asset retirement obligations and how to measure this liability. The initial recording of a liability for an asset retirement obligation will require the recording of a corresponding asset which will be required to be amortized. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The implementation of SFAS No. 143 is not expected to have a material impact on the Company's financial position or results of operations.

   In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). The Provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. The implementation of SFAS No. 144 is not expected to have a material impact on the Company's financial position or results of operations.

3.  Refinery Restructuring and Other Charges

   Refinery restructuring and other charges consisted of a $167.2 million charge related to the January, 2001 closure of the Company's Blue Island, Illinois refinery and a $9.0 million charge related to the write-off of idled coker units at the Port Arthur refinery.

  Blue Island Closure

   In January 2001, the Company ceased operations at the Blue Island refinery due to economic factors and a decision that the capital expenditures necessary to produce low sulfur transportation fuels required by recently adopted Environmental Protection Agency regulations could not produce acceptable returns on investment. This closure resulted in a pretax charge of $167.2 million in 2001. The Company continues to utilize its petroleum products storage facility at the refinery site to supply selected products to the Chicago and other Midwest markets from the Company's operating refineries. Since the Blue Island refinery operation had been only marginally profitable in recent years and since we will continue to operate a petroleum products storage and distribution business from the Blue Island site, our reduced refining capacity resulting from the closure is not expected to have a significant negative impact on net income or cash flow from operations. The only significant effect on net income and cash flow will result from the actual shutdown process and subsequent environmental site remediation as discussed below. Unless there is a need to adjust the closure reserve in the future, there should be no significant effect on net income beyond 2001.

   Management adopted an exit plan that detailed the shutdown of the process units at the refinery and the subsequent environmental remediation of the site. The shutdown of the process units was completed during the first quarter of 2001. The Company is currently in discussions with federal, state, and local governmental agencies concerning an investigation of the site and a remediation program that would allow for redevelopment of the site for other manufacturing uses at the earliest possible time. Until the investigation is completed and the site remediation plan is finalized, it is not possible to estimate the completion date for remediation, but the Company anticipates that the remediation activities will continue for an extended period of time.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   A pretax charge of $150.0 million was recorded in the first quarter of 2001 and an additional charge of $17.2 million was recorded in the third quarter of 2001. The original charge included $92.5 million of non-cash asset write-offs in excess of realizable value and a reserve for future costs of $57.5 million, consisting of $12.0 million for severance, $26.4 million for the ceasing of operations, preparation of the plant for permanent closure and equipment remediation, and $19.1 million for site remediation and other environmental matters. The third quarter charge of $17.2 million included an adjustment of $5.6 million to the asset write-off to reflect changes in realizable asset value and an increase of $11.6 million related to an evaluation of expected future expenditures as detailed below. The Company expects to spend approximately $16 million in 2002 related to the remaining $36.5 million reserve for future costs, with the majority of the remainder to be spent over the next several years. The following schedule summarizes the restructuring reserve balance and net cash activity as of December 31, 2001:

                                                                   Reserve as of
                                       Initial  Reserve   Net Cash December 31,
                                       Reserve Adjustment  Outlay      2001
                                       ------- ---------- -------- -------------
Employee severance.................... $ 12.0    $  0.7    $ 10.6     $  2.1
Plant closure/equipment remediation...   26.4       6.3      18.8       13.9
Site clean-up/environmental matters...   19.1       4.6       3.2       20.5
                                       ------    ------    ------     ------
                                       $ 57.5    $ 11.6    $ 32.6     $ 36.5
                                       ======    ======    ======     ======

   The site clean-up and environmental reserve takes into account costs that the Company can reasonably estimate at this time. As the site remediation plan is finalized and work is performed, further adjustments of the reserve may be necessary. In the first quarter of 2002, the Company bound environmental risk insurance policies which allow it to quantify and, within the limits of the policy, cap its cost to remediate the site, provide insurance coverage from future third party claims arising from past or future environmental releases. The Company believes this insurance program also provides the governmental agencies assurance that, once begun, remediation of the site will be completed in a timely and prudent manner.

   The Blue Island refinery employed 297 employees, both hourly (covered by collective bargaining agreements) and salaried, the employment of 293 of whom was terminated during 2001.

  Port Arthur Refinery Assets

   In September 2001, the Company incurred a charge of $5.8 million related to the write-off of the net asset value of the idled coker units at the Port Arthur refinery. The Company has determined that an alternative use of the coker units is not probable at this time. The Company also accrued $3.2 million for future environmental clean-up costs related to the site.

4.  Acquisition and Disposition

   In December 1999, the Company sold 15 refined product terminals to Motiva Enterprises L.L.C. ("Motiva"), Equilon Enterprises L.L.C. ("Equilon") and a subsidiary of Equilon for net cash proceeds of approximately $34 million. The Company now has exchange and throughput agreements with an affiliate of the buyer at many of these terminal locations as well as new locations for the distribution of refined products.

   In July 1999, the Company sold its retail marketing division to Clark Retail Enterprises ("CRE") for net cash proceeds of $215 million. The Company's ultimate parent, Premcor Inc., holds approximately a five percent equity interest in CRE after acquiring an interest as part of the transaction. The retail marketing division sold included all Company and independently operated Clark branded stores and the Clark trade name. In general, the

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES buyer assumed unknown environmental liabilities at the retail stores they acquired up to $50,000 per site, as well as responsibility for any post closing contamination. Subject to certain risk sharing arrangements, the Company retained responsibility for all pre-existing, known contamination. The retail marketing operations were classified as a discontinued operation and the results of operations were excluded from continuing operations in the consolidated statement of operations and statements of cash flows. The net sales revenue from the retail marketing operation for the year ended December 31, 1999 was $485.1 million.

   In 2001, the Company recorded an additional pretax charge of $29.5 million (net of income taxes--$18.0 million) related to the environmental and other liabilities of the discontinued retail operations. In the first quarter of 2001, the Company recorded a charge of $14.0 million representing a change in estimate relative to the Company's clean up obligation regarding the previously discontinued retail operations. In the fourth quarter of 2001, the Company recorded an additional environmental charge of $14.0 million, which was also a change in estimate concerning the amount collectible from state agencies under various reimbursement programs. More complete information concerning site by site clean up plans, changing postures of state regulatory agencies, and fluctuations in the amounts available under the state reimbursement programs prompted the change in estimates. The charge also included $1.5 million for workers compensation and general liability claims related to the discontinued retail operations.

5.  Financial Instruments

  Short-term Investments

   Short-term investments include United States government security funds, maturing between three and twelve months from date of purchase. The Company invests only in AA-rated or better fixed income marketable securities or the short-term rated equivalent. The Company's short-term investments are all considered available-for-sale and are carried at fair value. Realized gains and losses are presented in "Interest income" and are computed using the specific identification method. As of December 31, 2001, short-term investments consisted of U.S. Debt Securities of $1.7 million and were pledged as collateral for the Company's self-insured workers compensation programs (2000--$1.7 million). For the years ended December 31, 1999, 2000 and 2001, there were no material unrealized or realized gains or losses on short-term investments.

  Fair Value Financial Instruments

   The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these items. See Note 10--"Long-Term Debt" for disclosure of fair value of long-term debt.

  Derivative Financial Instruments

   The Company enters into crude oil and refined products futures and options contracts to limit risk related to hydrocarbon price fluctuations created by a potentially volatile market. As of December 31, 2001, the Company's open futures contracts represented 7.9 million barrels of crude oil and refined products, and had terms extending into October 2002. These contracts reflected a contract value of $175.2 million and a fair market value of $167.5 million. The weighted average price for these futures contracts in 2001 was $22.17 per barrel. As of December 31, 2000, the Company's open futures contracts represented 4.8 million barrels of crude oil and refined products and had terms extending into January 2002. These contracts reflected a contract value of $142.4 million and a fair market value of $140.0 million. The weighted average price for these futures contracts was approximately $29.72 per barrel.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   As of December 31, 2001, the Company's open options contracts represented
1.2 million barrels of crude oil and refined products, and had terms extending into March 2002. These contracts reflected a contract value of $1.7 million and a fair market value of $0.9 million with a weighted average price of $1.42 per barrel. As of December 31, 2000, the Company's open option contracts represented 1.2 million barrels of crude oil and refined products and had terms extending into December 2001. These contracts reflected a contract value of $4.7 million and a fair market value of $4.3 million with a weighted average price of $3.92 per barrel. The net unrealized gains or losses on the futures and options contracts were recognized as a component of operating income since the Company has not elected hedge accounting for these contracts.

  Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the credit quality of the Company's customer base and industry collateralization practices. The Company conducts ongoing evaluations of its customers and requires letters of credit or other collateral as appropriate. Trade receivable credit losses for the three years ended December 31, 2001 were not material.

   The Company currently has a supply agreement with CRE, and the Company's billings to CRE totaled $813.8 million in 2001 of which $648.3 million were product sales and $165.5 million were federal excise and state motor fuel taxes that the Company collected and then remitted to governmental agencies (2000--total billings of $1,224.9 million, product sales of $972.0 million, federal excise and state motor fuel taxes of $252.9 million; 1999--total billings of $482.5 million, product sales of $355.9 million, federal excise and state motor fuel taxes of $126.6 million). The taxes were not included in "Net sales and operating revenue," "Cost of sales," or "Operating expenses." The Company had a receivable of $7.4 million due from CRE as of December 31, 2001 (2000--$33.1 million).

   The Company does not believe that it has a significant credit risk on its derivative instruments which are transacted through the New York Mercantile Exchange or with counterparties meeting established collateral and credit criteria.

6.  Inventories

   The carrying value of inventories consisted of the following:

                                                    December 31,
                                                   ---------------
                                                    2000    2001
                                                   ------- -------
              Crude oil........................... $ 169.9 $  77.0
              Refined products and blendstocks....   184.7   218.7
              Warehouse stock and other...........    23.7    22.6
                                                   ------- -------
                                                   $ 378.3 $ 318.3
                                                   ======= =======

   Inventories include crude oil, refined products, and blendstocks of $297.6 million and $252.6 million recorded under LIFO for the years ended December 31, 2000 and 2001, respectively. A LIFO liquidation reduced the Company's pretax earnings by $19.3 million in 2001. The 2001 liquidation was due to the closure of the Blue Island refinery and the decrease in the amount of crude oil processed by the Company at the Port Arthur refinery

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES as Sabine became the predominant crude oil processor at the refinery. A LIFO liquidation increased pretax earnings by $54.6 million in 1999 due to an overall reduction in refining-related inventories and the sale of the retail marketing operations.

   As of December 31, 2001, the market value of crude oil, refined product, and blendstock inventories was approximately $4.9 million above carrying value (2000--$100.8 million).

7.  Property, Plant, and Equipment

   Property, plant, and equipment consisted of the following:

                                                             December 31,
                                                         --------------------
                                                            2000       2001
                                                         ---------  ---------
 Real property.......................................... $     8.3  $     8.3
 Process units, buildings, and oil storage & movement...     831.2    1,343.0
 Office equipment, furniture, and autos.................      23.3       24.4
 Construction in progress...............................     698.9      121.8
 Accumulated depreciation...............................    (214.8)    (198.8)
                                                         ---------  ---------
                                                         $ 1,346.9  $ 1,298.7
                                                         =========  =========

   The useful lives on depreciable assets used to determine depreciation were as follows:

Process units, buildings, and oil storage & movement... 15 to 40 years; average 27 years
Office equipment, furniture and autos.................. 3 to 12 years; average 7 years

   Construction in progress included $646 million and $33 million related to the heavy oil upgrade project at the Port Arthur refinery as of December 31, 2000 and 2001, respectively.

8.  Other Assets

   Other assets consisted of the following:

                                                                December 31,
                                                               ---------------
                                                                2000    2001
                                                               ------- -------
  Deferred financing costs.................................... $  32.5 $  30.9
  Deferred turnaround costs...................................    94.1    97.9
  Deferred income tax asset (see Note 14--"Income Taxes").....     6.8      --
  Cash restricted for investment in capital additions.........      --     9.9
  Other.......................................................     3.7     4.1
                                                               ------- -------
                                                               $ 137.1 $ 142.8
                                                               ======= =======

   The Company incurred deferred financing costs in 2001 of $10.2 million, which were associated with the amendment of PRG's working capital facility and the issuance of tax exempt bonds through the state of Ohio. PRG wrote-off $0.2 million of their deferred financing costs related to the repurchase of a portion of its 9 1/2% senior notes in September 2001 (see Note 10--"Long-Term Debt"). In 2001, related to the adoption of SFAS No. 133, Sabine recorded its interest rate cap on its bank senior loan agreement at fair market value resulting in the write-down of deferred financing costs of $0.7 million.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   Amortization of deferred financing costs for the year ended December 31, 2001 was $10.9 million (2000-- $10.5 million, 1999--$6.7 million) and was included in "Interest and finance expense". Deferred financing costs are amortized over the life of the related financial instrument.

   Cash restricted for investment in capital additions is related to the outstanding proceeds from the Series 2001 Ohio Bonds (see Note 10--"Long Term Debt"). These proceeds are restricted to fund capital expenditure projects for solid waste and wastewater facilities at the Lima, Ohio refinery.

9.  Working Capital Facilities

   In August 2001, PRG amended and restated its secured revolving credit facility for a period of two years through August 2003. This new credit agreement provides for the issuance of letters of credit of up to the lesser of $650 million or the amount available under a borrowing base calculated with respect to cash and eligible cash equivalents, eligible investments, eligible receivables, eligible petroleum inventories, paid but unexpired letters of credit, and net obligations on swap contracts. PRG uses the facility primarily for the issuance of letters of credit to secure purchases of crude oil. As of December 31, 2001, $295.3 million (2000--$377.3 million) of the line of credit was utilized for letters of credit, of which $139.9 million supported deliveries that PRG had not taken title to at December 31, 2001, but had made a purchase commitment. The remaining $155.4 million related to deliveries in which PRG had taken title and accordingly recorded to inventory and accounts payable as well as a portion of letters of credit related to nonhydrocarbons.

   PRG's credit agreement contains covenants and conditions that, among other things, limit dividends, indebtedness, liens, investments and contingent obligations. It also requires that PRG maintain its property and insurance, pay all taxes, comply with all applicable laws, and provide periodic information to, and conduct periodic audits on behalf of the lenders. PRG is also required to comply with certain financial covenants including the maintenance of working capital of at least $150 million; the maintenance of tangible net worth of at least $150 million, the maintenance of minimum levels of balance sheet cash as defined in the agreement of at least $75 million at all times and a cumulative cash flow test that from July 1, 2001 must not be less than zero. The credit agreement also limits the amount of future additional indebtedness that may be incurred by PRG subject to certain exceptions. Direct cash borrowings under the credit facility are limited to $50 million. There were no direct cash borrowings under the facility as of December 31, 2001 and 2000.

   In December 2001, PRG entered into a $20 million cash-collateralized credit facility expiring August 23, 2003. This facility was arranged in order for PRG to receive a first year interest rate of 2% on its Series 2001 Ohio Bonds (see
Note 10--"Long-Term Debt"). In addition, this facility can be utilized for other non-hydrocarbon purposes. As of December 31, 2001, $10.1 million of the line of credit was utilized for letters of credit related to the Series 2001 Ohio Bonds.

   PACC has a long-term Maya crude oil supply agreement with PMI Comercio Internacional, S.A. de C.V. ("PEMEX"), an affiliate of Petroleos Mexicanos, the Mexican state oil company. In order to provide security to PEMEX for PACC's obligation to pay for shipments of Maya crude oil under the long-term crude oil supply agreement, PACC obtained from Winterthur International Insurance Company Limited ("Winterthur"), an oil payment guaranty insurance policy for the benefit of PEMEX. This oil payment guaranty insurance policy is in the amount of $150 million and will be a source of payment to PEMEX if PACC fails to pay PEMEX for one or more shipments of Maya crude oil. Under PACC's senior debt documents, any payments by Winterthur on this policy are required to be reimbursed by PACC. This reimbursement obligation to Winterthur has an equal and ratable claim on all of the collateral for holders of PACC's senior debt, except in specified circumstances in which it has a senior claim to these parties. As of December 31, 2001, $79.5 million (2000--$62.1 million) of crude oil purchase commitments were outstanding related to this policy.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   PACC, through its subsidiary PAFC, has a $35 million working capital facility, which is primarily used for the issuance of letters of credit for the purchases of crude oil other than the Maya crude oil. As of December 31, 2001, none of the line of credit was utilized for letters of credit (2000--$29.3 million).

   Under senior debt covenants, PACC was required to establish a debt service reserve account and at the time the heavy oil upgrade processing facility achieved substantial reliability, deposit or cause the deposit of an amount equal to the next semiannual payment of principal and interest. In lieu of depositing funds into this reserve account at substantial reliability, PACC arranged for Winterthur to provide a separate debt service reserve insurance policy in the maximum amount of $60 million for a period of approximately five years from substantial reliability of the heavy oil processing facility. Payments will be made under this policy to pay debt service to the extent that PACC does not have sufficient funds available to make a debt service payment on any scheduled semiannual payment date during the term of the policy. The term of the policy commenced at substantial reliability of the heavy oil processing facility and ends on the tenth semiannual payment date after substantial reliability, unless it terminates early because the debt service reserve account is funded to the required amount. The maximum liability of Winterthur under its policy is reduced as PACC makes deposits into the debt service reserve account. On the sixth semiannual payment date after substantial reliability, and on each of the next four semiannual payment dates, PACC is required to deposit, out of available funds for that purpose, $12 million into the debt service reserve account. Under a secured account structure (See Note 10--"Long-Term Debt"), until the debt service reserve account contains the required amount, PACC is required to make deposits into the debt service reserve account equal to all of PACC's excess cash flow that remains after PACC applies 75% of excess cash flow to prepay the bank senior loan agreement. Once the debt service reserve account contains the required amount, the Winterthur policy will terminate.

10.  Long-Term Debt

                                                                                       December 31,
                                                                                    -------------------
                                                                                      2000      2001
                                                                                    --------- ---------
8 5/8% Senior Notes due August 15, 2008 ("8 5/8% Senior Notes") (1)................ $   109.8 $   109.8
8 3/8% Senior Notes due November 15, 2007 ("8 3/8% Senior Notes") (1)..............      99.5      99.6
8 7/8% Senior Subordinated Notes due November 15, 2007 ("8 7/8% Senior Subordinated
  Notes") (1)......................................................................     174.1     174.2
Floating Rate Term Loan due November 15, 2003 and 2004 ("Floating Rate Loan")
  (1)..............................................................................     240.0     240.0
9 1/2% Senior Notes due September 15, 2004 ("9 1/2% Senior Notes") (1).............     171.7     150.4
12 1/2% Senior Secured Notes due January 15, 2009 ("12 1/2% Senior Notes") (2).....     255.0     255.0
Bank Senior Loan Agreement (2).....................................................     287.6     287.6
Ohio Water Development Authority Environmental Facilities Revenue Bonds due
  December 1, 2031("Series 2001 Ohio bonds") (1)...................................        --      10.0
Obligations under capital leases (1)...............................................       3.3       1.8
                                                                                    --------- ---------
                                                                                      1,341.0   1,328.4
Less current portion...............................................................       1.5      81.4
                                                                                    --------- ---------
                                                                                    $ 1,339.5 $ 1,247.0
                                                                                    ========= =========

--------
(1) Issued or borrowed by PRG
(2) Issued or borrowed by PAFC

   The estimated fair value of long-term debt as of December 31, 2001 was $1,214.0 million (2000--$1,106.3 million), determined using quoted market prices for these issues.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   In September 2001, PRG repurchased in the open market $21.3 million in face value of its 9 1/2% Senior Notes for a purchase price of $20.3 million. As a result of this transaction, PRG recorded a gain on extinguishment of long-term debt of $0.8 million which included the write-off of deferred financing costs related to the debt issues.

   The 8 5/8% Senior Notes were issued by PRG in August 1998, at a discount of 0.234% and are unsecured. The 8 5/8% Senior Notes are redeemable at the option of PRG beginning August 2003, at a redemption price of 104.312% of principal, which decreases to 100% of principal amount in 2005. Up to 35% in aggregate principal amount of the notes originally issued are redeemable at the option of PRG out of the net proceeds of one or more equity offerings at any time prior to August 15, 2002, at a redemption price equal to 108.625% of principal.

   The 8 3/8% Senior Notes and 8 7/8% Senior Subordinated Notes were issued by PRG in November 1997, at a discount of 0.734% and 0.719%, respectively. These notes are unsecured, with the 8 7/8% Senior Subordinated Notes subordinated in right of payment to all unsubordinated indebtedness of PRG. The 8 3/8% Senior Notes and 8 7/8% Senior Subordinated Notes are redeemable at the option of PRG beginning November 2002, at a redemption price of 104.187% of principal and 104.437% of principal, respectively, which decreases to 100% of principal in 2004 and 2005, respectively.

   PRG borrowed $125.0 million in November 1997, and an additional $115.0 million in August 1998, under a floating rate term loan agreement expiring in 2004. In 2003, $31.3 million of the outstanding principal amount is due with the remainder of the outstanding principal due in 2004. The Floating Rate Loan is a senior unsecured obligation of PRG and bears interest at the London Interbank Offer Rate ("LIBOR") plus a margin of 2.75%. The loan may be repaid subject to certain restrictive covenants as stated in the amended working capital facility agreement.

   The 9 1/2% Senior Notes were issued by PRG in September 1992 and are unsecured. The 9 1/2% Senior Notes are currently redeemable at PRG's option at a redemption price of 100% of principal subject to certain restrictive covenants as stated in the secured revolving credit facility agreement. Under the indenture agreement for the 9 1/2% Senior Notes, PRG is required to redeem $62.9 million of the 9 1/2% Senior Notes on September 15, 2003 at 100% of principal.

   In December 2001, PRG borrowed $10 million through the state of Ohio, which had issued Ohio Water Development Authority Environmental Facilities Revenue Bonds ("Series 2001 Ohio bonds"). PRG is the sole guarantor on the principal and interest payments of these bonds. PRG will bear a 2% interest rate for the first year commencing December 2001. Following the first year, PRG will be subject to a variable interest rate determined by the Trustee Bank not to exceed the maximum interest rate as defined under the indentures. PRG has the option of converting from a variable interest rate to a 30-year fixed interest rate. In the initial year, PRG has the option to redeem the bonds prior to maturity on or after May 1, 2002 through November 30, 2002 at a redemption price of 100% of principal plus accrued interest. Following the initial year, PRG has the option to redeem the bonds prior to maturity on or after April 1st of that year through November 30th of that year at a redemption price of 100% of principal plus accrued interest. If PRG decides to convert the bonds to a 30-year fixed interest rate, PRG has the option to redeem the bonds at a redemption price of 101%, declining to 100% the next year, of the principal plus accrued interest if the length of the fixed rate period is greater than 10 years. If the fixed rate period on the bonds is less than 10 years, there is no call provision.

   PRG's note indentures contain certain restrictive covenants including limitations on the payment of dividends, limitations on the payment of amounts to related parties, limitations on the incurrence of debt, incurrence of liens and the maintenance of a minimum net worth. In order to make dividend payments PRG must

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES maintain a minimum net worth (as defined) of $150 million, possess a cumulative earnings calculation (as defined) of greater than zero after a dividend payment is made, and not be in default of any covenants. In the event of a change of control of PRG, as defined in the indentures, PRG is required to tender an offer to redeem the outstanding senior notes and floating rate term loans at 101% and 100% of face value, respectively, plus accrued interest.

   The 12 1/2% Senior Notes were issued by PAFC in August 1999 on behalf of PACC at par and are secured by substantially all of the assets of PACC. The 12 1/2% Senior Notes are redeemable at PACC's option at any time at a redemption price equal to 100% of principal plus accrued and unpaid interest plus a make-whole premium which is based on the rates of treasury securities with average lives comparable to the average life of the remaining scheduled payments plus 0.75%.

   In August 1999, PAFC entered into a bank senior loan agreement provided by commercial banks and institutional lenders, on behalf of PACC. PACC had access to $325 million under the bank senior loan agreement, of which it drew $287.6 million as of December 31, 2001. The bank senior loan agreement is split into a Tranche A of $106.5 million with a term of 7 1/2 years and a Tranche B of $181.1 million with a term of eight years. The interest rates on the bank senior loan agreement are based on LIBOR plus 4 3/4% for Tranche A and on LIBOR plus 5 1/4% for Tranche B. The ability to draw the unused portion of the loan expired in September 2001 when the heavy oil processing facility achieved substantial reliability. As required under the PAFC indentures, PACC entered into a transaction in April 2000 for $0.9 million that capped LIBOR at 7 1/2% for a varying portion of the principal outstanding on their bank senior loan agreement. As of December 31, 2001, the cap had a market value of under $0.1 million. The cap is for a term from April 2000 through January 2004.

   Under a common security agreement governing the PAFC debt, which contains common covenants, representations, defaults and other terms with respect to the 12 1/2% Senior Notes, the bank senior loan agreement and the guarantees thereof by PACC, Sabine, and Neches, PACC is subject to restrictions on the making of distributions to Sabine and Neches. The common security agreement contains provisions that require PACC to maintain a secured account structure that reserves cash balances to be used for operations, capital expenditures, tax payments, major maintenance, interest, and debt repayments. This secured account structure must be funded and paid before PACC can make any restricted payments including dividends, except for $100,000 in distributions to Sabine and Neches each year to permit them to pay directors' fees, accounting expenses, and other administrative expenses. In January 2002, PACC made a $59.7 million prepayment of its bank senior loan agreement pursuant to the common security agreement and secured account structure.

   The common security agreement also requires that PACC carry insurance coverage with specified terms. However, due to the effects of the events of September 11, 2001 on the insurance market, coverage meeting such terms, particularly as it relates to deductibles, waiting periods and exclusions, was not available on commercially reasonable terms and, as a result, PACC's insurance program was not in full compliance with the required insurance coverage at December 31, 2001. However, the requisite parties to the common security agreement have waived the noncompliance provided that PACC obtain a reduced deductible limit for property damage by April 19, 2002, obtain additional contingent business interruption insurance by June 26, 2002 and continue to monitor the insurance market on a quarterly basis to determine if additional insurance coverage required by the common security agreement is available on commercially reasonable terms, and if so, promptly obtain such insurance. PACC believes that it will be able to comply with all of the conditions of the waiver.

   The scheduled maturities of long-term debt during the next five years are (in millions): 2002--$81.4; 2003--$126.2; 2004--$343.6; 2005--$66.0;
2006--$54.4; 2007 and thereafter--$658.2.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

  Interest and finance expense

   Interest and finance expense included in the consolidated statements of operations, consisted of the following:

                                                      December 31,
                                                ------------------------
                                                 1999     2000     2001
                                                ------  -------  -------
       Interest expense........................ $ 89.2  $ 129.9  $ 129.8
       Finance costs...........................   17.5     12.1     15.4
       Capitalized interest....................  (22.8)   (62.1)    (5.3)
                                                ------  -------  -------
       Interest and finance expense............ $ 83.9  $  79.9  $ 139.9
                                                ======  =======  =======

   Cash paid for interest expense in 2001 was $133.9 million (2000--$122.7 million; 1999--$74.4 million).

11.  Operating Lease Commitments

   The Company leases refinery equipment, catalyst, tank cars, office space, and office equipment from unrelated third parties with lease terms ranging from 1 to 8 years with the option to purchase some of the equipment at the end of the lease term at fair market value. The leases generally provide that the Company pay taxes, insurance, and maintenance expenses related to the leased assets. As of December 31, 2001, net future minimum lease payments under non-cancelable operating leases were as follows (in millions): 2002--$8.0, 2003 --$7.4, 2004--$6.0, 2005--$5.7, 2006--$5.3, and $3.6 in the aggregate thereafter. Rental expense during 2001 was $9.1 million (2000--$9.9 million; 1999--$12.6 million).

12.  Related Party Transactions

   Related party transactions that are not discussed elsewhere in the footnotes are as follows:

  Premcor USA Inc.

   During 2001, 2000 and 1999, PRG returned capital to Premcor USA of $25.8 million, $35.5 million and $39.5 million, respectively. The capital returned in 2001 included $25.0 million that was used by Premcor USA to repurchase a portion of its long-term debt and exchangeable preferred stock. The remaining $0.8 million in 2001 and the $35.5 million and $39.5 million for 2000 and 1999 respectively, were returned to Premcor USA for its interest payment obligations.

  Premcor Inc.

   As of December 31, 2001, the Company had a payable to Premcor Inc. for management fees paid by Premcor Inc. on the Company's behalf of $8.8 million (December 31, 2000--$3.8 million). As of December 31, 2001, the Company also had a loan receivable from Premcor Inc. for $7.2 million (December 31, 2000--nil) which included both principal and interest. The Company's subsidiary, Premcor Investments Inc., loaned these proceeds to Premcor Inc. in order to allow Premcor Inc. to pay certain fees. The Company is earning a 12% interest rate on the loan.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

  Blackstone

   As of December 31, 2001, the Company had a payable to an affiliate of Blackstone of $0.3 million (December 31, 2000--$2.8 million). The Company has an agreement with this affiliate under which the affiliate receives a monitoring fee equal to $2.0 million per annum subject to increases relating to inflation and in respect to additional acquisitions by the Company. The affiliates may in the future receive customary fees for advisory services rendered to the Company. Such fees will be negotiated from time to time with the independent members of the Company's board of directors on an arm's-length basis and will be based on the services performed and the prevailing fees then charged by third parties for comparable services.

13.  Employee Benefit Plans

  Postretirement Benefits Other Than Pensions

   The Company provides health insurance in excess of social security and an employee paid deductible amount, and life insurance to most retirees once they have reached a specified age and specified years of service.

   The following table sets forth the changes in the benefit obligation for the unfunded postretirement health and life insurance plans for 2000 and 2001:

                                                        December 31,
                                                       --------------
                                                        2000    2001
                                                       ------  ------
         Change in Benefit Obligation
         Benefit obligation at beginning of year...... $ 39.6  $ 42.1
         Service costs................................    1.3     1.3
         Interest costs...............................    2.9     3.4
         Participants' contribution...................     --     0.7
         Plan amendments..............................     --     0.7
         Curtailment gain.............................     --    (1.6)
         Actuarial loss...............................    0.1    17.9
         Benefits paid................................   (1.8)   (2.8)
                                                       ------  ------
         Benefit obligation at end of year............   42.1    61.7
         Unrecognized net gain (loss).................   (0.1)  (17.7)
         Unrecognized prior service benefit...........    0.2    (0.6)
                                                       ------  ------
         Accrued postretirement benefit liability..... $ 42.2  $ 43.4
                                                       ======  ======

   The components of net periodic postretirement benefit costs were as follows:

                                                       For the Year Ended
                                                         December 31,
                                                       ----------------
                                                        1999    2000 2001
                                                       -----    ---- ----
         Service costs................................ $ 1.5    $1.3 $1.3
         Interest costs...............................   2.8     2.9  3.4
         Amortization of prior service costs..........  (0.1)     --   --
                                                       -----    ---- ----
         Net periodic postretirement benefit cost..... $ 4.2    $4.2 $4.7
                                                       =====    ==== ====

   In measuring the expected postretirement benefit obligation, the Company assumed a discount rate of 7.25% (2000--7.75%), a rate of increase in the compensation level of 4.00% (2000--4.00%), and a health care cost trend ranging from 12.00% in 2002 to an ultimate rate of 5.00% in 2009. The effect of increasing the average

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation as of December 31, 2001, by $8.4 million and increase the annual aggregate service and interest costs by $0.7 million. The effect of decreasing the average health care cost trend rates by one percentage point would decrease the accumulated postretirement benefit obligation, as of December 31, 2001, by $6.9 million and decrease the annual aggregate service and interest costs by $0.5 million.

  Employee Savings Plan

   The Premcor Refining Group Inc. Retirement Savings Plan and separate Trust (the "Plan"), a defined contribution plan, covers substantially all employees of the Company. Under terms of the Plan, the Company matches the amount of employee contributions, subject to specified limits. Company contributions to the Plan during 2001 were $8.4 million (2000--$8.7 million; 1999--$8.4 million).

14.  Income Taxes

   The Company provides for deferred taxes under the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

   The income tax provision (benefit) is summarized as follows:

                                                               1999    2000     2001
                                                             -------  ------  -------
Income (loss) from continuing operations before income taxes and minority interest..................................... $ (64.6) $ 82.2  $ 244.7
                                                             =======  ======  =======
Income tax provision (benefit):
Current provision (benefit)
   --Federal................................................ $ (21.9) $  5.5  $   7.5
   --State..................................................    (2.5)   (0.6)     0.6
                                                             -------  ------  -------
                                                               (24.4)    4.9      8.1
                                                             -------  ------  -------
Deferred provision (benefit)
   --Federal................................................     8.1    (7.1)    65.9
   --State..................................................     0.1      --     (1.0)
                                                             -------  ------  -------
                                                                 8.2    (7.1)    64.9
                                                             -------  ------  -------
Income tax provision (benefit).............................. $ (16.2) $ (2.2) $  73.0
                                                             =======  ======  =======

   A reconciliation between the income tax provision (benefit) computed on pretax income at the statutory federal rate and the actual provision (benefit) for income taxes is as follows:

                                                  1999    2000    2001
                                                -------  ------  ------
       Federal taxes computed at 35%........... $ (22.6) $ 28.8  $ 85.6
       State taxes, net of federal effect......    (0.3)    3.0     2.9
       Valuation allowance.....................     9.5   (33.9)  (12.4)
       Other items, net........................    (2.8)   (0.1)   (3.1)
                                                -------  ------  ------
       Income tax provision (benefit).......... $ (16.2) $ (2.2) $ 73.0
                                                =======  ======  ======

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   The following represents the approximate tax effect of each significant temporary difference giving rise to deferred tax liabilities and assets:

                                                      December 31,
                                                    ----------------
                                                      2000     2001
                                                    -------  -------
           Deferred tax liabilities:
              Property, plant and equipment........ $ 112.1  $ 154.6
              Turnaround costs.....................    32.7     34.1
              Inventory............................     5.7      4.3
              Other................................     1.4      4.0
              Start-up costs.......................     0.7      1.3
                                                    -------  -------
                                                      152.6    198.3
                                                    -------  -------
           Deferred tax assets:
              Alternative minimum tax credit.......    22.3     23.4
              Environmental and other future costs.    22.1     43.3
              Tax loss carryforwards...............   112.2     67.6
              Organizational costs.................     0.8      0.6
              Working capital......................     3.2      3.1
              Other................................    11.2     13.7
                                                    -------  -------
                                                      171.8    151.7
                                                    -------  -------
           Valuation allowance.....................   (12.4)      --
                                                    -------  -------
           Net deferred tax asset (liability)...... $   6.8  $ (46.6)
                                                    =======  =======

   As of December 31, 2001, the Company had made net cumulative payments of $23.4 million under the federal alternative minimum tax system which are available to reduce future regular income tax payments. As of December 31, 2001, the Company had a federal net operating loss carryforward of $163.6 million and federal business tax credit carryforwards in the amount of $5.4 million. Such operating losses and tax credit carryforwards have carryover periods of 15 years (20 years for losses and credits originating in 1998 and years thereafter) and are available to reduce future tax liabilities through the year ending December 31, 2021. The tax credit carryover periods will begin to terminate with the year ending December 31, 2003 and the net operating loss carryover periods will begin to terminate with the year ending December 31, 2012.

   The valuation allowance as of December 31, 2001 was nil (2000--$12.4 million). As of December 31, 2000, the Company provided a valuation allowance to reduce its deferred tax assets to amounts that were more likely than not to be realized. During the first quarter of 2001, the Company reversed its remaining deferred tax valuation allowance. In calculating the reversal of its remaining deferred tax valuation allowance, the Company assumed as future taxable income future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and available tax planning strategies. The reversal of the remaining deferred tax valuation allowance is primarily the result of the Company's analysis of the likelihood of realizing the future tax benefit of its federal and state tax loss carryforwards, alternative minimum tax credits and federal and state business tax credits.

   During 2001, the Company made net federal cash payments of $11.9 million (2000--$3.5 million net cash refunds; 1999--$0.3 million net cash payments). The Company, except for PACC and PAFC, provides for its portion of such consolidated refunds and liability under its tax sharing agreement with Premcor Inc. As of

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

December 31, 2001 the Company had an amount due from Premcor Inc. of $0.5 million and an amount due to Premcor USA of $16.3 million related to income taxes. During 2001, the Company made net state cash payments of $1.7 million (2000--$1.8 million net cash payments; 1999--$0.4 million net cash refunds).

   The income tax provision of $73.0 million for 2001 reflected the effect of the reversal of the deferred tax valuation allowance of $12.4 million. The income tax benefit of $2.2 million for 2000 reflected the effect of the decrease in the deferred tax valuation allowance of $33.9 million.

15.  Minority Interest and Stockholder's Equity

   In August 1999, Blackstone and Occidental signed capital contribution agreements related to the financing of the heavy oil upgrade project totaling $135.0 million. Blackstone agreed to contribute $121.5 million, and Occidental agreed to contribute $13.5 million. Funding of the capital contributions occurred on a pro-rata basis as proceeds were received from borrowings under the bank senior loan agreement. In the third quarter of 2001, PACC decided not to borrow the remaining loan commitment under the bank senior loan agreement and consequently forfeited the remaining $13.2 million outstanding capital contributions. The ability to draw any remaining funds under the bank senior loan agreement and receive the remaining capital contributions expired in September of 2001 upon the achievement of substantial reliability of the heavy oil upgrade project. As of December 31, 2001, Blackstone and Occidental contributed $109.6 million and $12.2 million, respectively, of their commitments. Occidental's contributions under the capital contribution agreement and subsequent 10% equity interest in earnings in Sabine are reflected as minority interest in the financial statements.

   Pursuant to a share exchange agreement dated April 27, 1999, all shares of the Company's parent Premcor USA Inc., were exchanged on a one-for-one basis for shares of Premcor Inc. resulting in Premcor Inc. being the sole shareholder of Premcor USA.

16.  Stock Option Plan

   In 1999, the Premcor USA Long-Term Performance Plan (the "Performance Plan") was replaced with the Premcor Inc. Stock Incentive Plan ("Incentive Plan"). Under the Incentive Plan, employees of PRG and its subsidiaries are eligible to receive awards of options to purchase shares of the common stock of Premcor Inc. The Incentive Plan is intended to attract and retain executives and other selected employees whose skills and talents are important to the operations of Premcor Inc. and its subsidiaries. Options on an aggregate amount of 2,215,250 shares of Premcor Inc.'s common stock may be awarded under the Incentive Plan, either from authorized, unissued shares which have been reserved for such purpose or from authorized, issued shares acquired by or on behalf of the Company. The current aggregate amount of stock available to be awarded is subject to a stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of stock.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   Summarized below is the status of the Incentive Plan as of December 31, 1999, 2000, 2001:

                                                     1999                 2000                 2001
                                              ------------------- -------------------- --------------------
                                                         Weighted             Weighted             Weighted
                                                         Average              Average              Average
                                                         Exercise             Exercise             Exercise
                                                Shares    Price     Shares     Price     Shares     Price
                                              ---------- -------- ----------  -------- ----------  --------
Options outstanding, beginning of period.....         --  $   --   1,905,000   $10.31   1,782,300   $10.25
Granted......................................  1,905,000   10.31     207,300     9.90     200,000     9.90
Forfeited....................................         --            (330,000)   10.36    (176,250)    9.90
                                              ----------          ----------           ----------
Options outstanding, end of period...........  1,905,000   10.31   1,782,300    10.25   1,806,050    10.25
                                              ----------          ----------           ----------
Exercisable at end of period.................    482,125   11.51     458,500    11.26     560,500    11.01
Weighted average fair value of options
  granted.................................... $     4.10          $     3.65           $     3.10

   Summarized below is information about the stock options outstanding under the Incentive Plan as of December 31, 2001:

                                                 Options        Options      Remaining
                                              Outstanding at Exercisable at Contractual
Exercise Price                                   12/31/01       12/31/01       Life
--------------                                -------------- -------------- -----------
$9.90........................................   1,683,550       438,000      81 months
$15.00.......................................     122,500       122,500      38 months
                                                ---------       -------
$9.90--$15.00................................   1,806,050       560,500
                                                ---------       -------

   The fair value of these options was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                1999      2000      2001
                                              --------- --------- ---------
Assumed risk-free rate.......................     5.92%     5.82%     4.95%
Expected life................................ 8.7 years 7.9 years 7.6 years

   For these respective years, the expected dividends were assumed to be zero and the expected volatility was assumed to be 1% since the stock underlying the options is not publicly traded.

   Pursuant to SFAS No. 123 Accounting for Stock Based Compensation, the Company has elected to account for its stock option plan under APB Opinion 25 Accounting for Stock Issued to Employees and adopt the disclosure only provisions of SFAS No. 123. Under APB 25, no compensation costs are recognized because the option exercise price is equal to the fair market price of the common stock on the date of the grant. Under SFAS No. 123, stock options are valued at grant date using the Black Scholes valuation model and compensation costs are recognized ratably over the vesting period. Had compensation costs been determined as prescribed by SFAS No. 123, the Company's net earnings would have been impacted by less than $1.0 million for each of the years ended December 31, 1999, 2000, and 2001.

   Options granted under the plan are either time vesting or performance vesting options. The time vesting options vest in one of the following three manners: (i) 50% at date of grant and 25% on each January 1 thereafter, (ii) 1/3 on the first, second and third anniversaries of the date of grant, or
(iii) 1/4 on the first, second, third and fourth anniversaries of the date of grant. The performance vesting options fully vest on and after the seventh

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES anniversary of the date of option; provided, however, that following a public offering of the common stock or upon a change in control, the vesting is accelerated based on the achievement of certain per share prices of the common stock. The accelerated vesting schedule is as follows:

                  AVERAGE CLOSING PRICE PER  % OF SHARES WITH
                  SHARE OF CAPITAL STOCK FOR    RESPECT TO
                  ANY 180 CONSECUTIVE DAYS;    WHICH OPTION
                  OR CHANGE IN CONTROL PRICE  IS EXERCISABLE
                  -------------------------- ----------------
                         Below $12.00.......         0%
                       $12.00 - $14.99......        10%
                       $15.00 - $17.99......        20%
                       $18.00 - $19.99......        30%
                       $20.00 - $24.99......        50%
                       $25.00 - $29.99......        75%
                         Above $29.99.......       100%

   The change in control price is defined as the highest price per share received by any holder of the common stock from the purchaser(s) in a transaction or series of transactions that result in a change in control. All options expire no more than ten years after the date of grant.

   In the event of a "change of control" of PRG, the Board with respect to any award may take such actions that result in (i) the acceleration of the award,
(ii) the payment of a cash amount in exchange for the cancellation of an award and/or (iii) the requiring of the issuance of substitute awards that will substantially preserve the value, rights, and benefits of any affected awards.

17. Consolidating Financial Statements of PRG as Co-guarantor of PAFC's Senior Notes

   Presented below are the consolidating balance sheets, statement of operations, and cash flows as required by Rule 3-10 of the Securities Exchange Act of 1934, as amended. As part of the Sabine restructuring, PRG became a full and unconditional guarantor of PAFC's 12 1/2% Senior Notes, along with PACC, Sabine, and Neches. Under Rule 3-10, the condensed consolidating balance sheets, statement of operations, and cash flows presented below meet the requirements for financial statements of the issuer and each guarantor of the notes since the issuer and guarantors are all direct or indirect subsidiaries of PRG as well as full and unconditional guarantors. PAFC issued and then loaned to PACC the proceeds from the 12 1/2% Senior Notes, in order to finance PACC's heavy oil processing facility. Both Sabine and Neches have no material assets or operations.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                        Other     Eliminations
                                                                      Guarantor   and Minority Consolidated
                                                    PRG      PAFC   Subsidiaries    Interest       PRG
                                                 ---------  ------  ------------- ------------ ------------
                                                                    (in millions)
NET SALES AND OPERATING REVENUES................ $ 4,520.3  $   --     $    --       $   --     $ 4,520.3
Equity in net earnings of affiliate.............     (12.5)     --          --         12.5            --

EXPENSES:
   Cost of sales................................   4,102.0      --          --           --       4,102.0
   Operating expenses...........................     402.0      --          --           --         402.0
   General and administrative expenses..........      48.3      --         3.1           --          51.4
   Depreciation.................................      36.0      --          --           --          36.0
   Amortization.................................      27.0      --          --           --          27.0
   Inventory recovery from market
     write-down.................................    (105.8)     --          --           --        (105.8)
                                                 ---------  ------     -------       ------     ---------
                                                   4,509.5      --         3.1           --       4,512.6
                                                 ---------  ------     -------       ------     ---------

OPERATING INCOME (LOSS).........................      (1.7)     --        (3.1)        12.5           7.7

   Interest and finance expense.................     (71.4)  (15.5)      (12.5)        15.5         (83.9)
   Interest income..............................       9.9    15.5         1.7        (15.5)         11.6
                                                 ---------  ------     -------       ------     ---------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES
  AND MINORITY INTEREST.........................     (63.2)     --       (13.9)        12.5         (64.6)
   Income tax benefit...........................      16.2      --          --           --          16.2
   Minority interest............................        --      --          --          1.4           1.4
                                                 ---------  ------     -------       ------     ---------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS....................................     (47.0)     --       (13.9)        13.9         (47.0)
   Discontinued Operations:
   Loss from operations, net of income tax
     benefit of $2.7............................      (4.3)     --          --           --          (4.3)
   Gain on disposal of discontinued operations,
     net of income tax provision of $23.3.......      36.6      --          --           --          36.6
                                                 ---------  ------     -------       ------     ---------
NET INCOME (LOSS)............................... $   (14.7) $   --     $ (13.9)      $ 13.9     $   (14.7)
                                                 =========  ======     =======       ======     =========

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                          Other     Eliminations
                                                                                        Guarantor   and Minority Consolidated
                                                                      PRG      PAFC   Subsidiaries    Interest       PRG
                                                                    -------  -------  ------------- ------------ ------------
                                                                                      (in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).................................................. $ (14.7) $    --     $ (13.9)      $ 13.9      $ (14.7)
Discontinued operations............................................     4.3       --          --           --          4.3
Adjustments:
   Depreciation....................................................    36.0       --          --           --         36.0
   Amortization....................................................    33.5       --         0.5           --         34.0
   Deferred income taxes...........................................     8.2       --          --           --          8.2
   Minority interest...............................................      --       --          --         (1.4)        (1.4)
   Gain on disposition of retail marketing operations..............   (36.6)      --          --           --        (36.6)
   Inventory recovery from market write-down.......................  (105.8)      --          --           --       (105.8)
   Equity in earnings of affiliate.................................    12.5       --          --        (12.5)          --
   Other, net......................................................    19.1       --          --           --         19.1
Cash provided by (reinvested in) working capital:
   Accounts receivable, prepaid expenses and other.................   (68.8)      --        (0.8)          --        (69.6)
   Inventories.....................................................   122.6       --          --           --        122.6
   Accounts payable, accrued expenses, and taxes other than
    income, and other..............................................    95.0     14.1        28.8           --        137.9
   Affiliate receivable and payable................................    (4.2)   (18.6)       19.0           --         (3.8)
                                                                    -------  -------     -------       ------      -------
      Net cash provided by (used in) operating activities of
       continuing operations.......................................   101.1     (4.5)       33.6           --        130.2
      Net cash used in operating activities of discontinued
       operations..................................................   (24.8)      --          --           --        (24.8)
                                                                    -------  -------     -------       ------      -------
      Net cash provided by (used in) operating activities..........    76.3     (4.5)       33.6           --        105.4
                                                                    -------  -------     -------       ------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Expenditures for property, plant and equipment..................   (57.6)      --      (380.6)          --       (438.2)
   Expenditures for turnaround.....................................   (77.9)      --          --           --        (77.9)
   Cash and cash equivalents restricted for investment in capital
    additions......................................................      --       --       (46.6)          --        (46.6)
   Proceeds from disposal of assets................................   248.5       --          --           --        248.5
   Purchases of short term investments.............................    (3.2)      --          --           --         (3.2)
   Sales and maturities of short term investments..................     2.9       --          --           --          2.9
   Discontinued operations.........................................    (1.8)      --          --           --         (1.8)
                                                                    -------  -------     -------       ------      -------
   Net cash provided by (used in) investing activities.............   110.9       --      (427.2)          --       (316.3)
                                                                    -------  -------     -------       ------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt........................      --    360.0          --           --        360.0
   Proceeds from issuance of common stock..........................      --       --        51.4           --         51.4
   Contribution from minority interest.............................      --       --         5.7           --          5.7
   Capital lease payments..........................................    (3.3)      --          --           --         (3.3)
   Affiliate note receivable/payable...............................      --   (355.5)      355.5           --           --
   Capital contribution returned...................................   (39.5)      --          --           --        (39.5)
   Deferred financing costs........................................    (7.0)      --       (18.9)          --        (25.9)
                                                                    -------  -------     -------       ------      -------
      Net cash provided by (used in) financing activities..........   (49.8)     4.5       393.7           --        348.4
                                                                    -------  -------     -------       ------      -------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS.......................................................   137.4       --         0.1           --        137.5
CASH AND CASH EQUIVALENTS,
beginning of period................................................   147.5       --          --           --        147.5
                                                                    -------  -------     -------       ------      -------
CASH AND CASH EQUIVALENTS,
end of period...................................................... $ 284.9  $    --     $   0.1       $   --      $ 285.0
                                                                    =======  =======     =======       ======      =======

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 2000

                                                                                       Other     Eliminations
                                                                                     Guarantor   and Minority Consolidated
                                                                     PRG     PAFC   Subsidiaries   Interest       PRG
                                                                  --------- ------- ------------ ------------ ------------
                                                                                       (in millions)
                             ASSETS
CURRENT ASSETS:
   Cash and cash equivalents..................................... $   214.8 $    --   $  36.4      $     --    $   251.2
   Short-term investments........................................       1.7      --        --            --          1.7
   Accounts receivable...........................................     250.4      --        --            --        250.4
   Receivable from affiliates....................................      37.1    21.4      55.0        (104.2)         9.3
   Inventories...................................................     334.7      --      45.3          (1.7)       378.3
   Prepaid expenses and other....................................      34.1      --       5.0            --         39.1
                                                                  --------- -------   -------      --------    ---------
       Total current assets......................................     872.8    21.4     141.7        (105.9)       930.0

PROPERTY, PLANT AND EQUIPMENT, NET...............................     706.1      --     640.8            --      1,346.9
DEFERRED TAX ASSET...............................................       7.2      --        --          (0.4)         6.8
INVESTMENT IN AFFILIATE..........................................     102.8      --        --        (102.8)          --
OTHER ASSETS.....................................................     110.0      --      20.2           0.1        130.3
NOTE RECEIVABLE FROM AFFILIATE...................................       4.9   542.6        --        (547.5)          --
                                                                  --------- -------   -------      --------    ---------
                                                                  $ 1,803.8 $ 564.0   $ 802.7      $ (756.5)   $ 2,414.0
                                                                  ========= =======   =======      ========    =========
                   LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
   Accounts payable.............................................. $   418.4 $    --   $  84.7      $     --    $   503.1
   Payable to affiliates.........................................      90.8      --      51.5        (102.1)        40.2
   Accrued expenses and other....................................      63.3    21.4       0.9            --         85.6
   Accrued taxes other than income...............................      37.1      --       1.4            --         38.5
   Current portion of long-term debt.............................       1.5      --        --            --          1.5
   Current portion of notes payable to affiliate.................        --      --       2.1          (2.1)          --
                                                                  --------- -------   -------      --------    ---------
       Total current liabilities.................................     611.1    21.4     140.6        (104.2)       668.9

LONG-TERM DEBT...................................................     796.9   542.6        --            --      1,339.5
DEFERRED INCOME TAXES............................................        --      --       0.4          (0.4)          --
OTHER LONG-TERM LIABILITIES......................................      65.5      --        --            --         65.5
NOTE PAYABLE TO AFFILIATE........................................        --      --     547.5        (547.5)          --
MINORITY INTEREST................................................        --      --        --          11.4         11.4

COMMON STOCKHOLDER'S EQUITY:
   Common stock..................................................        --      --       0.1          (0.1)          --
   Paid-in capital...............................................     268.8      --     121.7        (121.7)       268.8
   Retained earnings (deficit)...................................      61.5      --      (7.6)          6.0         59.9
                                                                  --------- -------   -------      --------    ---------
       Total common stockholder's equity.........................     330.3      --     114.2        (115.8)       328.7
                                                                  --------- -------   -------      --------    ---------
                                                                  $ 1,803.8 $ 564.0   $ 802.7      $ (756.5)   $ 2,414.0
                                                                  ========= =======   =======      ========    =========

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                         Other     Eliminations
                                                                                       Guarantor   and Minority Consolidated
                                                                      PRG      PAFC   Subsidiaries   Interest       PRG
                                                                  ----------  ------  ------------ ------------ ------------
                                                                                        (in millions)
NET SALES AND OPERATING REVENUES................................. $  7,311.8  $   --    $  100.3    $  (110.4)   $  7,301.7
Equity in net earnings of affiliate..............................        5.7      --          --         (5.7)           --

EXPENSES:
   Cost of sales.................................................    6,586.5      --        83.6       (106.0)      6,564.1
   Operating expenses............................................      459.3      --        10.2         (2.8)        466.7
   General and administrative expenses...........................       51.6      --         1.1           --          52.7
   Depreciation..................................................       37.0      --          --           --          37.0
   Amortization..................................................       34.7      --          --           --          34.7
                                                                  ----------  ------    --------    ---------    ----------
                                                                     7,169.1      --        94.9       (108.8)      7,155.2
                                                                  ----------  ------    --------    ---------    ----------

OPERATING INCOME (LOSS)..........................................      148.4      --         5.4         (7.3)        146.5

   Interest and finance expense..................................      (76.0)  (56.1)       (4.0)        56.2         (79.9)
   Interest income...............................................       14.9    56.1         0.8        (56.2)         15.6
                                                                  ----------  ------    --------    ---------    ----------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST..........       87.3      --         2.2         (7.3)         82.2

   Tax (provision) benefit.......................................       (1.9)     --         4.1           --           2.2
   Minority interest.............................................         --      --          --         (0.6)         (0.6)
                                                                  ----------  ------    --------    ---------    ----------
NET INCOME (LOSS)................................................ $     85.4  $   --    $    6.3    $    (7.9)   $     83.8
                                                                  ==========  ======    ========    =========    ==========

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                      Eliminations
                                                                            Other         And
                                                                          Guarantor     Minority   Consolidated
                                                         PRG      PAFC   Subsidiaries   Interest       PRG
                                                       -------  -------  ------------ ------------ ------------
                                                                            (in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)..................................... $  85.4  $    --    $   6.3       $(7.9)      $  83.8
Adjustments:
    Depreciation......................................    37.0       --         --          --          37.0
    Amortization......................................    42.8       --        2.7          --          45.5
    Deferred income taxes.............................    (7.5)      --        0.4          --          (7.1)
    Affiliate note receivables/payables...............    (4.9)      --         --         4.9            --
    Equity in earnings of affiliate...................    (5.7)      --         --         5.7            --
    Minority interest.................................      --       --         --         0.6           0.6
    Other, net........................................    (1.8)      --         --        (0.1)         (1.9)
Cash provided by (reinvested in) working capital:
    Accounts receivable, prepaid expenses and other...   (50.3)      --       (4.2)         --         (54.5)
    Inventories.......................................   (82.5)      --      (45.3)        1.7        (126.1)
    Accounts payable, accrued expenses, and
     taxes other than income, and other...............    85.4      7.4       60.3          --         153.1
    Affiliate receivable and payable..................    36.3   (190.0)     164.7          --          11.0
                                                       -------  -------    -------       -----       -------
       Net cash provided by (used in) operating
        activities....................................   134.2   (182.6)     184.9         4.9         141.4
                                                       -------  -------    -------       -----       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Expenditures for property, plant and equipment....  (128.3)      --     (262.4)         --        (390.7)
    Expenditures for turnaround.......................   (31.5)      --         --          --         (31.5)
    Cash and cash equivalents restricted for
     investment in capital additions..................      --       --       46.6          --          46.6
    Proceeds from disposal of assets..................     0.5       --         --          --           0.5
    Purchase of short term investments................    (1.7)      --         --          --          (1.7)
    Sale of short term investments....................     1.5       --         --          --           1.5
                                                       -------  -------    -------       -----       -------
       Net cash used in investing activities..........  (159.5)      --     (215.8)         --        (375.3)
                                                       -------  -------    -------       -----       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of long-term debt..........      --    182.6         --          --         182.6
    Proceeds from issuance of common stock............      --       --       58.1          --          58.1
    Contribution from minority interest...............      --       --        6.5          --           6.5
    Affiliate note receivables/payables...............      --       --        4.9        (4.9)           --
    Capital lease payments............................    (7.3)      --         --          --          (7.3)
    Capital contribution returned.....................   (35.5)      --         --          --         (35.5)
    Deferred financing costs..........................    (2.0)      --       (2.3)         --          (4.3)
                                                       -------  -------    -------       -----       -------
       Net cash provided by ( used in) financing
        activities....................................   (44.8)   182.6       67.2        (4.9)        200.1
                                                       -------  -------    -------       -----       -------
NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS.............................   (70.1)      --       36.3          --         (33.8)
CASH AND CASH EQUIVALENTS, beginning of
 period...............................................   284.9       --        0.1          --         285.0
                                                       -------  -------    -------       -----       -------
CASH AND CASH EQUIVALENTS, end of period.............. $ 214.8  $    --    $  36.4       $  --       $ 251.2
                                                       =======  =======    =======       =====       =======

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATING BALANCE SHEET
                               DECEMBER 31, 2001

                                                                                 Eliminations
                                                                       Other         and
                                                                     Guarantor     Minority   Consolidated
                                                     PRG     PAFC   Subsidiaries   Interest       PRG
                                                  --------- ------- ------------ ------------ ------------
                                                                       (in millions)
                     ASSETS
CURRENT ASSETS:
   Cash and cash equivalents..................... $   259.7 $    --   $ 222.8      $    --     $   482.5
   Short-term investments........................       1.7      --        --           --           1.7
   Cash and cash equivalents restricted for debt
     service.....................................        --      --      30.8           --          30.8
   Accounts receivable...........................     148.3      --        --           --         148.3
   Receivable from affiliates....................      60.8    99.0      25.1       (153.6)         31.3
   Inventories...................................     278.2      --      40.1           --         318.3
   Prepaid expenses and other....................      31.2      --      11.5           --          42.7
                                                  --------- -------   -------      -------     ---------
       Total current assets......................     779.9    99.0     330.3       (153.6)      1,055.6

PROPERTY, PLANT AND EQUIPMENT, NET...............     666.3      --     632.4           --       1,298.7
INVESTMENT IN AFFILIATE..........................     218.1      --        --       (218.1)           --
OTHER ASSETS.....................................     126.4      --      16.4           --         142.8
NOTE RECEIVABLE FROM AFFILIATE...................       4.9   463.0        --       (467.9)           --
                                                  --------- -------   -------      -------     ---------
                                                  $ 1,795.6 $ 562.0   $ 979.1      $(839.6)    $ 2,497.1
                                                  ========= =======   =======      =======     =========

      LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
   Accounts payable.............................. $   284.1 $    --   $  82.3      $    --     $   366.4
   Payable to affiliates.........................      63.4      --     137.2       (150.8)         49.8
   Accrued expenses and other....................      72.6    19.4       1.1           --          93.1
   Accrued taxes other than income...............      30.8      --       4.9           --          35.7
   Current portion of long-term debt.............       1.8    79.6        --           --          81.4
   Current portion of notes payable to affiliate.        --      --       2.8         (2.8)           --
                                                  --------- -------   -------      -------     ---------
       Total current liabilities.................     452.7    99.0     228.3       (153.6)        626.4

LONG-TERM DEBT...................................     784.0   463.0        --           --       1,247.0
DEFERRED INCOME TAXES............................       6.0      --      40.6           --          46.6
OTHER LONG-TERM LIABILITIES......................     109.1      --        --           --         109.1
NOTE PAYABLE TO AFFILIATE........................        --      --     467.9       (467.9)           --
MINORITY INTEREST................................        --      --        --         24.2          24.2

COMMON STOCKHOLDER'S EQUITY:
   Common stock..................................        --      --       0.1         (0.1)           --
   Paid-in capital...............................     243.0      --     121.7       (121.7)        243.0
   Retained earnings.............................     200.8      --     120.5       (120.5)        200.8
                                                  --------- -------   -------      -------     ---------
       Total common stockholder's equity.........     443.8      --     242.3       (242.3)        443.8
                                                  --------- -------   -------      -------     ---------
                                                  $ 1,795.6 $ 562.0   $ 979.1      $(839.6)    $ 2,497.1
                                                  ========= =======   =======      =======     =========

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                    Other     Eliminations
                                                                  Guarantor   and Minority Consolidated
                                                 PRG      PAFC   Subsidiaries   Interest       PRG
                                             ----------  ------  ------------ ------------ ------------
                                                                   (in millions)
NET SALES AND OPERATING REVENUES............ $  6,532.8  $   --   $  1,882.4  $  (1,997.7)  $  6,417.5
Equity in net earnings of affiliate.........      115.3      --           --       (115.3)          --

EXPENSES:
   Cost of sales............................    5,759.9      --      1,460.2     (1,966.9)     5,253.2
   Operating expenses.......................      358.9      --        140.4        (32.4)       466.9
   General and administrative expenses......       59.0      --          4.1           --         63.1
   Depreciation.............................       32.7      --         20.5           --         53.2
   Amortization.............................       38.7      --           --           --         38.7
   Refinery restructuring and other charges.      176.2      --           --           --        176.2
                                             ----------  ------   ----------  -----------   ----------
                                                6,425.4      --      1,625.2     (1,999.3)     6,051.3
                                             ----------  ------   ----------  -----------   ----------

OPERATING INCOME (LOSS).....................      222.7      --        257.2       (113.7)       366.2

   Interest and finance expense.............      (73.9)  (59.5)       (66.5)        60.0       (139.9)
   Gain on extinguishment of long-term debt.        0.8      --           --           --          0.8
   Interest income..........................       11.7    59.5          6.4        (60.0)        17.6
                                             ----------  ------   ----------  -----------   ----------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES
  AND MINORITY INTEREST.....................      161.3      --        197.1       (113.7)       244.7
   Tax provision............................       (4.0)     --        (69.0)          --        (73.0)
   Minority interest........................         --      --           --        (12.8)       (12.8)
                                             ----------  ------   ----------  -----------   ----------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS................................      157.3      --        128.1       (126.5)       158.9
   Loss from discounted operations, net of
     income tax benefit of $11.5............      (18.0)     --           --           --        (18.0)
                                             ----------  ------   ----------  -----------   ----------
NET INCOME (LOSS)........................... $    139.3  $   --   $    128.1  $    (126.5)  $    140.9
                                             ==========  ======   ==========  ===========   ==========

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                                        Other     Eliminations
                                                                                      Guarantor   And Minority Consolidated
                                                                      PRG     PAFC   Subsidiaries   Interest       PRG
                                                                    -------  ------  ------------ ------------ ------------
                                                                                         (in millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss).................................................. $ 139.3   $  --    $ 128.1      $ (126.5)    $ 140.9
Discontinued operations............................................    18.0      --         --            --        18.0
Adjustments:
   Depreciation....................................................    32.7      --       20.5            --        53.2
   Amortization....................................................    46.7      --        3.1            --        49.8
   Deferred income taxes...........................................    24.7      --       40.2            --        64.9
   Equity in earnings of affiliate.................................  (115.3)     --         --         115.3          --
   Minority interest...............................................      --      --         --          12.8        12.8
   Refinery restructuring and other charges........................   118.5      --         --            --       118.5
   Other, net......................................................     0.4      --        0.7            --         1.1
Cash provided by (reinvested in) working capital:
   Accounts receivable, prepaid expenses and other.................   105.0      --       (6.5)           --        98.5
   Inventories.....................................................    56.5      --        5.2          (1.6)       60.1
   Accounts payable, accrued expenses, and taxes other than
    income, and other..............................................  (132.0)   (2.1)       1.4            --      (132.7)
   Affiliate receivable and payable................................   (51.1)    2.1       36.6            --       (12.4)
   Cash and cash equivalents restricted for debt service...........      --      --      (24.3)           --       (24.3)
                                                                    -------  ------    -------      --------     -------
      Net cash provided by operating activities of continuing
       operations..................................................   243.4      --      205.0            --       448.4
      Net cash used in operating activities of discontinued
       operations..................................................    (8.4)     --         --            --        (8.4)
                                                                    -------  ------    -------      --------     -------
      Net cash provided by operating activities....................   235.0      --      205.0            --       440.0
                                                                    -------  ------    -------      --------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Expenditures for property, plant and equipment..................   (82.4)     --      (12.1)           --       (94.5)
   Expenditures for turnaround.....................................   (49.2)     --         --            --       (49.2)
   Cash and cash equivalents restricted for investment in capital
    additions......................................................    (9.9)     --         --            --        (9.9)
   Proceeds from disposal of assets................................     0.2      --         --            --         0.2
   Purchase of short term investments..............................    (1.7)     --         --            --        (1.7)
   Sale of short term investments..................................     1.7      --         --            --         1.7
                                                                    -------  ------    -------      --------     -------
      Net cash used in investing activities........................  (141.3)     --      (12.1)           --      (153.4)
                                                                    -------  ------    -------      --------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt........................    10.0      --         --            --        10.0
   Long-term debt repayments.......................................   (21.3)     --         --            --       (21.3)
   Cash and cash equivalents restricted for debt repayment.........      --      --       (6.5)           --        (6.5)
   Capital lease payments..........................................    (1.5)     --         --            --        (1.5)
   Capital contribution returned...................................   (25.8)     --         --            --       (25.8)
   Deferred financing costs........................................   (10.2)     --         --            --       (10.2)
                                                                    -------  ------    -------      --------     -------
      Net cash used in financing activities........................   (48.8)     --       (6.5)           --       (55.3)
                                                                    -------  ------    -------      --------     -------
NET INCREASE IN CASH AND CASH EQUIVALENTS..........................    44.9      --      186.4            --       231.3
CASH AND CASH EQUIVALENTS, beginning of period.....................   214.8      --       36.4            --       251.2
                                                                    -------  ------    -------      --------     -------
CASH AND CASH EQUIVALENTS, end of period........................... $ 259.7   $  --    $ 222.8       $    --     $ 482.5
                                                                    =======  ======    =======      ========     =======

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

18.  Commitments and Contingencies

  Legal and Environmental

   As a result of its activities, the Company is the subject of a number of legal and administrative proceedings, including proceedings related to environmental matters. All such matters that could be material or to which a governmental authority is a party and which involve potential monetary sanctions of $100,000 or greater are described below.

   Port Arthur: Enforcement. The Texas Natural Resource Conservation Commission ("TNRCC") conducted a site inspection of the Port Arthur refinery in the spring of 1998. In August 1998, the Company received a notice of enforcement alleging 47 air-related violations and 13 hazardous waste-related violations. The number of allegations was significantly reduced in an enforcement determination response from TNRCC in April 1999. A follow-up inspection of the refinery in June 1999 concluded that only two items remained outstanding, namely that the refinery failed to maintain the temperature required by the air permit at one of its incinerators and that five process wastewater sump vents did not meet applicable air emission control requirements. The TNRCC also conducted a complete refinery inspection in the second quarter of 1999, resulting in another notice of enforcement in August 1999. This notice alleged nine air- related violations, relating primarily to deficiencies in the Company's upset reports and emissions monitoring program, and one hazardous waste-related violation concerning spills. The 1998 and 1999 notices were combined and referred to the TNRCC's litigation division. On September 7, 2000 the TNRCC issued a notice of enforcement regarding the Company's alleged failure to maintain emission rates at permitted levels. In May 2001, the TNRCC proposed an order covering some of the 1998 hazardous waste allegations, the incinerator temperature deficiency, the process wastewater sumps, and all of the 1999 and 2000 allegations, and proposing the payment of a fine of $562,675 and the implementation of a series of technical provisions requiring corrective actions. Negotiations with the TNRCC are ongoing.

   Lima: Finding of Violation. On July 10, 2001, the Ohio Environmental Protection Agency issued a finding of violation by the Company of state and federal laws regarding releases of annual benzene quantities into wastewater streams in excess of that allowed and downtime for the Company's continuous emission control monitors that exceeded the allowed 5%. The Company has settled this action, paid a fine of $120,000 and implemented preventative programs to ensure future compliance.

   Hartford: Federal Enforcement. In February 1999, the federal government filed a complaint in the matter, United States v. Clark Refining & Marketing, Inc., alleging violations of the Clean Air Act and regulations promulgated thereunder, in the operation and permitting of the Hartford refinery fluid catalytic cracking unit. The Company settled this action in July 2001 by agreeing to install a wet gas scrubber on the fluid catalytic cracking unit and low nitrogen oxide burners, and agreeing to pay a civil penalty of $2 million. As a result of the planned closure of the Hartford refinery in October 2002, we do not anticipate making these capital expenditures.

   Blue Island: Federal and State Enforcement. In September 1998, the federal government filed a complaint, United States v. Clark Refining & Marketing, Inc., alleging that the Blue Island refinery violated federal environmental laws relating to air, water and solid waste. The Illinois Attorney General intervened in the case. The State of Illinois and Cook County had also brought an action, several years earlier, People ex rel. Ryan v. Clark Refining & Marketing, Inc., also alleging violations under environmental laws. In the first quarter of 2002, PRG reached an agreement to settle both cases, subject to final approval by the state and federal courts. The consent order in the federal case requires the payment of $6.25 million as a civil penalty and requires limited ongoing monitoring at the now-idled refinery. The consent order in the state case requires an ongoing tank inspection program along with enhanced reporting obligations and requires that the parties enter a process to

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES complete an appropriate site remediation program at the Blue Island refinery. The consent orders dispose of both the federal and state cases. It is anticipated that both the state and federal courts will approve the proposed settlement early in the second quarter of 2002.

   Blue Island: Criminal Matters. In June 2000, PRG pled guilty to one felony count of violating the Clean Water Act and one count of conspiracy to defraud the United States at the Blue Island refinery. These charges arose out of the discovery, during an Environmental Protection Agency ("EPA") investigation at the site conducted in 1996, that two former employees had allegedly falsified certain reports regarding wastewater sent to the municipal wastewater treatment facility. As part of the plea agreement, PRG agreed to pay a fine of $2 million and was placed on probation for three years. The Company does not anticipate that the probation of PRG will have a significant adverse impact on its business on an ongoing basis. The primary remaining condition of probation is an obligation not to commit future environmental crimes. If PRG were to commit a crime in the future, it would be subject not only to prosecution for that new violation, but also to a separate charge that it had violated a condition of its probation. Any violation of probation charge would be brought before the same judge who entered the original sentence, and that judge would have the authority to enter a new and potentially more severe sentence for the offense to which PRG pled guilty in June 2000. One of the former employees pled guilty to a misdemeanor charge and the other former employee was found guilty on felony charges related to these events.

   Blue Island: Class Action Matters. In October 1994, the Company's Blue Island refinery experienced an accidental release of used catalyst into the air. In October 1995, a class action, Rosolowski v. Clark Refining & Marketing, Inc., et al., was filed against the Company seeking to recover damages in an unspecified amount for alleged property damage and personal injury resulting from that catalyst release. The complaint underlying this action was later amended to add allegations of subsequent events that allegedly diminished property values. In June 2000, the Company's Blue Island refinery experienced an electrical malfunction that resulted in another accidental release of used catalyst into the air. Following the 2000 catalyst release, two cases were filed purporting to be class actions, Madrigal et al. v. The Premcor Refining Group Inc. and Mason et al. v. The Premcor Refining Group Inc. Both cases seek damages in an unspecified amount for alleged property damage and personal injury resulting from that catalyst release. These cases have been consolidated for the purpose of conducting discovery, which is currently proceeding.

   Sashabaw Road Retail Location: State Enforcement. In July 1994, the Michigan Department of Natural Resources brought an action alleging that one of the Company's retail locations caused groundwater contamination, necessitating the installation of a new $600,000 drinking water system. The Michigan Department of Natural Resources sought reimbursement of this cost. Although this site may have contributed to contamination in the area, the Company maintained that numerous other sources were responsible and that a total reimbursement demand from the Company would be excessive. Mediation resulted in a $200,000 finding against the Company. The Company made an offer of judgment equal to the mediation finding. The offer was rejected by the Michigan Department of Natural Resources and the matter was tried in November 1999, resulting in a judgment against the Company of $110,000 plus interest. Since the judgment was over 20% below the previous settlement offer, under applicable state law the Company is entitled to recover its legal fees. Both the Michigan Department of Natural Resources and the Company have appealed the decision.

   New Source Review Permit Issues. New Source Review requirements under the Clean Air Act apply to newly constructed facilities, significant expansions of existing facilities, and significant process modifications and requires new major stationary sources and major modifications at existing major stationary sources to obtain permits, perform air quality analysis and install stringent air pollution control equipment at affected facilities. The EPA has commenced an industry-wide enforcement initiative regarding New Source Review. The current

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

EPA initiative, which includes sending numerous refineries information requests pursuant to Section 114 of the Clean Air Act, appears to target many items that the industry has historically considered routine repair, replacement, maintenance or other activity exempted from the New Source Review requirements.

   The Company has responded to an information request from the EPA regarding New Source Review compliance at its Port Arthur and Lima refineries, both of which were purchased within the last seven years. The Company believes that any costs to respond to New Source Review issues at those refineries prior to our purchase are the responsibility of the prior owners and operators of those facilities. The Company responded to the request in late 2000, providing information relating to the Company's period of ownership, and the Company is awaiting a response.

   In July 2001, the Company settled a lawsuit with the EPA and the State of Illinois that resolved, among other historic compliance issues, a New Source Review issue resulting from repairs made to the fluid catalytic cracking unit at the Hartford refinery in 1994.

   The pending litigation at the Blue Island refinery, which has been tentatively settled with the EPA and the State of Illinois also includes New Source Review issues. The Company believes that a resolution of the Blue Island litigation will include a resolution of these issues and that the EPA's Section 114 request will not be material to the Company's financial condition or results of operations.

   Port Arthur: Natural Resource Damage Assessment. In 1999, Premcor USA Inc. and Chevron were notified by a number of federal and Texas agencies that a study would be conducted to determine whether any natural resource damage occurred as a result of the operation of the Port Arthur refinery prior to January 1, 2000. The Company is cooperating with the government agencies in this investigation. The Company has entered into an agreement with Chevron pursuant to which Chevron will indemnify the Company for any future claims in consideration of a payment of $750,000, which we paid in October 2001.

   Port Arthur and Lima Refineries. The original refineries on the sites of the Port Arthur and Lima refineries began operating in the late 1800s and early 1900s, prior to modern environmental laws and methods of operation. There is contamination at these sites, which the Company believes will be required to be remediated. Under the terms of the Company's 1995 purchase of the Port Arthur refinery, Chevron Products Company, the former owner, retained liability for all required investigation and remediation relating to pre-purchase contamination discovered by June 1997, except with respect to certain areas on or around which active processing units are located, which are the Company's responsibility. Less than 200 acres of the 4,000-acre refinery site are occupied by active operating units. Extensive due diligence efforts prior to the acquisition and additional investigation after the acquisition documented contamination for which Chevron is responsible. In June 1997, the Company entered into an agreed order with Chevron and the TNRCC, that incorporates this contractual division of the remediation responsibilities into an agreed order. The Company has accrued $11.4 million (December 31, 2000--$8.6 million) for the Port Arthur remediation as of December 31, 2001. Under the terms of the purchase of the Lima refinery, BP PLC ("BP"), the former owner, indemnified the Company for all pre-existing environmental liabilities, except for contamination resulting from releases of hazardous substances in or on sewers, process units and other equipment at the refinery as of the closing date, but only to the extent the presence of these hazardous substances was as a result of normal operations of the refinery and does not constitute a violation of any environmental law. Although the Company is not primarily responsible for the majority of the currently required remediation of these sites, the Company may become jointly and severally liable for the cost of investigating and remediating a portion of these sites in the event that Chevron or BP fails to perform the remediation. In such event, however, the Company believes it would have a contractual right of recovery from these entities. The cost of any such remediation could be substantial and could have a material adverse effect on the Company's financial position.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   Blue Island Refinery Decommissioning and Closure. In January 2001, the Company ceased operations at its Blue Island, Illinois refinery although the Company continues to operate the adjacent Alsip terminal. The decommissioning, dismantling and tear down of the facility is underway. The Company is currently in discussions with federal, state and local governmental agencies concerning remediation of the site. The governmental agencies have proposed a remediation process patterned after national contingency plan provisions of the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). The Company has proposed to the agencies a site investigation and remediation that incorporates certain elements of the CERCLA process and the State of Illinois' site remediation program. Related to the closure of the facility, we accrued $56.4 million for decommissioning, remediation of the site and asbestos abatement. As of December 31, 2001, the Company had spent $22.0 million. In the second quarter of 2002, the Company expects to finalize procurement of environmental risk insurance policies. This program will allow the Company to better estimate and, within the limits of the policy, cap the Company's cost to remediate the site, and provide insurance coverage from future third party claims arising from past or future environmental releases. The remediation cost overrun policy has a term of ten years and, subject to certain exceptions and exclusions, provides $25 million in coverage in excess of a self insured retention amount of $26 million. The pollution legal liability policy provides for $25 million in aggregate coverage and per incident coverage in excess of a self insured retention of $250,000 per incident. The Company believes this insurance program also provides the governmental agencies financial assurance that, once begun, remediation of the site will be completed in a timely and prudent manner.

   Former Retail Sites. In 1999, the Company sold its former retail marketing business, which the Company operated from time to time on a total of 1,150 sites. During the normal course of operations of these sites, releases of petroleum products from underground storage tanks have occurred. Federal and state laws require that contamination caused by such releases at these sites be assessed and remediated to meet applicable standards. The enforcement of the underground storage tank regulations under the Resource Conservation and Recovery Act has been delegated to the states that administer their own underground storage tank programs. The Company's obligation to remediate such contamination varies, depending upon the extent of the releases and the stringency of the laws and regulations of the states in which the releases were made. A portion of these remediation costs may be recoverable from the appropriate state underground storage tank reimbursement fund once the applicable deductible has been satisfied. The 1999 sale included 672 sites, 225 of which had no known pre-closure contamination, 365 of which had known pre-closure contamination of varying extent, and 80 of which had been previously remediated. The purchaser of the retail division assumed pre-closure environmental liabilities of up to $50,000 per site at the sites on which there was no known contamination. The Company is responsible for any liability above that amount per site for pre-closure liabilities, subject to certain time limitations. With respect to the sites on which there was known pre-closing contamination, the Company retained liability for 50% of the first $5 million in remediation costs and 100% of remediation costs over that amount. The Company retained any remaining pre-closing liability for sites that had been previously remediated.

   Of the remaining 478 former retail sites not sold in the 1999 transaction described above, the Company has sold all but 11 in open market sales and auction sales. The Company generally retains the remediation obligations for sites sold in open market sales with identified contamination. Of the retail sites sold in auctions, the Company agreed to retain liability for all of these sites until an appropriate state regulatory agency issues a letter indicating that no further remedial action is necessary. However, these letters are subject to revocation if it is later determined that contamination exists at the properties and the Company would remain liable for the remediation of any property at which such a letter was received but subsequently revoked. The Company is currently involved in the active remediation of 139 of the retail sites sold in open market and auction sales and is actively seeking to sell the remaining 11 properties. During the period from the beginning of 1999 through 2001, the Company had expended $17 million to satisfy the obligations described above and as of December 31, 2001, had $26.6 million (December 31, 2000--$6.1 million) accrued, net of reimbursements of $12.2 million (December 31, 2000--$3.1 million), to satisfy those obligations in the future.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   Former Terminals. In December 1999, the Company sold 15 refined product terminals to a third party, but retained liability for environmental matters at four terminals and, with respect to the remaining eleven terminals, the first $250,000 per year of environmental liabilities for a period of six years up to a maximum of $1.5 million. As of December 31, 2001, the Company had expended $0.5 million on these obligations and has accrued $2.9 million (December 31, 2000--$3.1 million) for these obligations in the future including additional investigative and administrative costs.

   Legal and Environmental Reserves. As a result of its normal course of business, the Company is a party to a number of legal and environmental proceedings. As of December 31, 2001, the Company had accrued a total of approximately $77 million (December 31, 2000--$34 million), on an undiscounted basis, for legal and environmental-related obligations that may result from the matters noted above and other legal and environmental matters. The Company is of the opinion that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company. However, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.

  Environmental Product Standards

   Reformulated Fuels. EPA regulations also require that reformulated gasoline and low sulfur diesel intended for all on-road consumers be produced for ozone non-attainment areas, including Chicago, Milwaukee and Houston, which are in the Company's direct market areas. In addition, because St. Louis is a voluntary participant in the EPA's ozone reduction program, reformulated gasoline and low sulfur diesel is also required in the St. Louis market area, another of the Company's direct market areas. Expenditures necessary to comply with existing reformulated fuels regulations are primarily discretionary. The Company's decision of whether or not to make these expenditures is driven by market conditions and economic factors. The reformulated fuels programs impose restrictions on properties of fuels to be refined and marketed, including those pertaining to gasoline volatility, oxygenate content, detergent addition and sulfur content. The restrictions on fuel properties vary in markets in which the Company operates, depending on attainment of air quality standards and the time of year. The Port Arthur and Hartford refineries can produce up to approximately 60% and 25%, respectively, of gasoline production in reformulated gasoline. Each refinery's maximum reformulated gasoline production may be limited by the clean fuels attainment of the Company's total refining system. The Port Arthur refinery's diesel production complies with the current on-road sulfur specification of 500 parts per million, or ppm.

   Tier 2 Motor Vehicle Emission Standards. In February 2000, the EPA promulgated the Tier 2 Motor Vehicle Emission Standards Final Rule for all passenger vehicles, establishing standards for sulfur content in gasoline. These regulations mandate that the sulfur content of gasoline at any refinery not exceed 30 ppm during any calendar year by January 1, 2006. These requirements will be phased in beginning on January 1, 2004. It is the Company's intent to meet these specifications from the Port Arthur and Lima refineries on a timely basis. However, the Company has concluded that there is no economically viable manner of reconfiguring the Hartford refinery to produce fuels which meet these new specifications and the new diesel fuel specifications discussed below. Modifications will be required at the Port Arthur and Lima refineries as a result of the Tier 2 standards. The Company believes, based on current estimates, that compliance with the new Tier 2 gasoline specifications will require capital expenditures in the aggregate through 2005 of approximately $176 million at those refineries. The Company's current estimate represents a decrease from our preliminary estimates due to the decision to close the Hartford refinery. More than 95% of the total investment to meet the Tier 2 gasoline specifications is expected to be incurred during 2002 through 2004 with the greatest concentration of spending occurring in 2003.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   Low Sulfur Diesel Standards. In January 2001, the EPA promulgated its on-road diesel regulations, which will require a 97% reduction in the sulfur content of diesel fuel sold for highway use by June 1, 2006, with full compliance by January 1, 2010. Refining industry groups have filed two lawsuits, which may delay implementation of the on-road diesel rule beyond 2006. The EPA has estimated that the overall cost to fuel producers of the reduction in sulfur content would be approximately $0.04 per gallon. The EPA has also announced its intention to review the sulfur content in diesel fuel sold to off-road consumers. If regulations are promulgated to regulate the sulfur content of off-road diesel, the Company expects the sulfur requirement to be either 500 ppm, which is the current on-road limit, or 15 ppm, which will be the future on-road limit. It is the Company's intent to meet these specifications from the Port Arthur and Lima refineries on a timely basis. However, the Company has concluded that there is no economically viable manner of reconfiguring our Hartford refinery to produce fuels which meet these new specifications and the new gasoline fuel specifications discussed above. The Company estimates capital expenditures in the aggregate through 2006 required to comply with the diesel standards at our Port Arthur and Lima refineries, utilizing existing technologies, is approximately $225 million. More than 90% of the projected investment is expected to be incurred during 2004 through 2006 with the greatest concentration of spending occurring in 2005. The Company has initiated a project at the Port Arthur refinery to comply with these new diesel fuel specifications in conjunction with an expansion of this refinery to 300,000 bpd. The Company is also evaluating potential projects to reconfigure our Lima refinery to process a more sour and heavier crude slate. The Company believes these projects, combined with the low sulfur gasoline and diesel fuel investments, will offer a reasonable return on capital.

   Maximum Available Control Technology. In September 1998, the EPA proposed regulations to implement Phase II of the petroleum refinery Maximum Achievable Control Technology rule under the federal Clean Air Act, referred to as MACT II, which regulates emissions of hazardous air pollutants from certain refinery units. Finalization of the MACT II regulations has been delayed in an attempt to harmonize the MACT II requirements with Tier 2 gasoline and low sulfur diesel requirements. If the MACT II regulations are finalized and implemented as proposed, in order to comply, the Company expects to spend approximately $45 million in the three years following their finalization with the greatest concentration of spending likely in 2003 and 2004.

  Other Commitments

   Crude Oil Purchase Commitment. In 1999, the Company sold crude oil linefill in the pipeline system supplying the Lima refinery. An agreement is in place that requires the Company to repurchase approximately 2.7 million barrels of crude oil in this pipeline system on September 30, 2002 at the then current market prices. The Company has hedged the price risk related to the repurchase obligations through the purchase of exchange-traded futures contracts.

   Long-Term Crude Oil Contract. PACC is party to a long-term crude oil supply agreement with PEMEX which supplies approximately 160,000 barrels per day of Maya crude oil. The long-term crude oil supply agreement includes a price adjustment mechanism designed to minimize the effect of adverse refining margin cycles and to moderate the fluctuations of the coker gross margin, a benchmark measure of the value of coker production over the cost of coker feedstock. This price adjustment mechanism contains a formula that represents an approximation for the coker gross margin and provides for a minimum average coker gross margin of $15 per barrel over the first eight years of the agreement, which began on April 1, 2001. The agreement expires in 2011.

   On a monthly basis, the actual coker gross margin is calculated and compared to the minimum. Coker gross margins exceeding the minimum are considered a "surplus" while coker gross margins that fall short of the minimum are considered a "shortfall." On a quarterly basis, the surplus and shortfall determinations since the beginning of the contract are aggregated. Pricing adjustments to the crude oil the Company purchases are only

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES made when there exists a cumulative shortfall. When this quarterly aggregation first reveals that a cumulative shortfall exists, the Company receives a discount on crude oil purchases in the next quarter in the amount of the cumulative shortfall. If thereafter, the cumulative shortfall incrementally increases, the Company receives additional discounts on crude oil purchases in the succeeding quarter equal to the incremental increase, and conversely, if thereafter, the cumulative shortfall incrementally decreases, the Company repays discounts previously received, or a premium, on crude oil purchases in the succeeding quarter equal to the incremental decrease. Cash crude oil discounts received by the Company in any one quarter are limited to $30 million, while the Company's repayment of previous crude oil discounts, or premiums, are limited to $20 million in any one quarter. Any amounts subject to the quarterly payment limitations are carried forward and applied in subsequent quarters.

   As of December 31, 2001, as a result of the favorable market conditions related to the value of Maya crude oil versus the refined products derived from it, a cumulative quarterly surplus of $110.0 million existed under the contract. As a result, to the extent PACC experiences quarterly shortfalls in coker gross margins going forward, the price PACC pays for Maya crude oil in succeeding quarters will not be discounted until this cumulative surplus is offset by future shortfalls.

19.  Subsequent Events

   In February 2002, the Company hired Thomas D. O'Malley as chairman, chief executive officer, and president and William E. Hantke as executive vice president and chief financial officer. Accordingly, in 2002 the Company will recognize severance expenses related to the resignation of the officers who previously held these positions. Also in conjunction with this management change, two new stock incentive plans were approved by the Board of Directors.

   The 2002 Special Stock Incentive Plan was adopted in connection with the employment of Thomas D. O'Malley and allows for the issuance of stock options of Premcor Inc.'s common stock. Under this plan, 3,400,000 shares of Premcor Inc.'s common stock may be awarded for stock options granted. As of March 2002, 2,200,000 stock options had been granted at an exercise price of $10 per share. The 2002 Equity Incentive Plan was adopted to award key employees, directors, and consultants with various stock options, stock appreciation rights, restricted stock, performance-based awards and other common stock based awards of Premcor Inc.'s common stock. Under the 2002 Equity Incentive Plan, 1,500,000 shares of Premcor Inc.'s common stock may be awarded for stock options granted under this plan, of which 350,000 stock options were granted at an exercise price of $10 per share as of March 2002.

   The Company approved a plan to discontinue refining operations at the Hartford refinery in October 2002. Although the Hartford refinery has contributed to the Company's earnings in the past, the Company has concluded that there is no economically viable manner of reconfiguring the refinery to produce fuels which meet new gasoline and diesel fuel standards mandated by the federal government. The Company plans to record a pretax charge to earnings of approximately $120 million in the first quarter of 2002 which includes a $65 million non-cash asset write-down and $55 million related primarily to accruals for employee severance, other shutdown costs and future environmental expenses. The actual cash payment of these future expenses would occur over several years following the shutdown.

                        THE PREMCOR REFINING GROUP INC.

                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                             (dollars in millions)

                                         Balance at
                                         beginning  Charged to Net cash Balance at
                                          of year    expense   outlays  end of year
                                         ---------- ---------- -------- -----------
Asset Reserve:
Accounts receivable.....................    $1.3      $  --     $   --     $ 1.3

Reserve:
Blue Island refinery closure reserve....    $ --      $69.1     $(32.6)    $36.5

                        INDEPENDENT ACCOUNTANTS' REPORT



To the Board of Directors of The Premcor Refining Group Inc.:



   We have reviewed the accompanying condensed consolidated balance sheet of The Premcor Refining Group Inc. and subsidiaries (the "Company") as of September 30, 2002, the related condensed consolidated statements of operations for the nine months ended September 30, 2001 and 2002, and the related condensed consolidated statements of cash flows for the nine months then ended. These financial statements are the responsibility of the Company's management.



   We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.



   Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.



   As discussed in Note 10 to the condensed consolidated financial statements, the Company changed its method of accounting for stock based compensation issued to employees. Additionally, the condensed consolidated financial statements have been restated to give retroactive effect to the contribution of Sabine River Holding Corp. common stock owned by Premcor Inc. to The Premcor Refining Group Inc. (the "Sabine Restructuring"), which has been accounted for in a manner similar to a pooling of interests as described in Notes 1 and 3 to the condensed consolidated financial statements.



   We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company as of December 31, 2001, and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended (not presented herein). In our report dated February 11, 2002 (March 5, 2002 as to
Note 18 and August 5, 2002 as to Notes 1 and 2), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2001 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived after giving effect to the restatement for the Sabine Restructuring described in Notes 1 and 3 to the condensed consolidated financial statements.



DELOITTE & TOUCHE LLP



St. Louis, Missouri


November 6, 2002

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES



                     CONDENSED CONSOLIDATED BALANCE SHEETS


                   (amounts in millions, except share data)



                                                                       December 31,  September 30,
                                                                           2001          2002
                                                                       ------------- -------------
                                                                       (as restated,
                                                                        see Note 1)   (unaudited)
                               ASSETS
CURRENT ASSETS:
   Cash and cash equivalents..........................................   $   482.5     $   107.8
   Short-term investments.............................................         1.7           1.7
   Cash and cash equivalents restricted for debt service..............        30.8          51.9
   Accounts receivable, net of allowance of $1.3 and $3.2.............       148.3         199.9
   Receivable from affiliates.........................................        31.3          54.0
   Inventories........................................................       318.3         367.3
   Prepaid expenses and other.........................................        42.7          30.6
   Assets held for sale...............................................          --          61.2
                                                                         ---------     ---------
       Total current assets...........................................     1,055.6         874.4

PROPERTY, PLANT AND EQUIPMENT, NET....................................     1,298.7       1,212.8
DEFERRED INCOME TAXES.................................................          --          42.0
OTHER ASSETS..........................................................       142.8         131.0
                                                                         ---------     ---------
                                                                         $ 2,497.1     $ 2,260.2
                                                                         =========     =========
                LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
   Accounts payable...................................................   $   366.4     $   441.3
   Payable to affiliates..............................................        49.8          84.3
   Accrued expenses...................................................        93.1          85.4
   Accrued taxes other than income....................................        35.7          28.2
   Current portion of long-term debt..................................        81.4          15.6
                                                                         ---------     ---------
       Total current liabilities......................................       626.4         654.8

LONG-TERM DEBT........................................................     1,247.0         869.6
DEFERRED INCOME TAXES.................................................        46.6            --
OTHER LONG-TERM LIABILITIES...........................................       109.1         146.8
COMMITMENTS AND CONTINGENCIES.........................................          --            --

MINORITY INTEREST.....................................................        24.2            --

COMMON STOCKHOLDER'S EQUITY:
   Common, $0.01 par value per share, 1000 authorized, 100 issued and
     outstanding......................................................          --            --
   Paid-in capital....................................................       243.0         537.0
   Retained earnings..................................................       200.8          52.0
                                                                         ---------     ---------
       Total common stockholder's equity..............................       443.8         589.0
                                                                         ---------     ---------
                                                                         $ 2,497.1     $ 2,260.2
                                                                         =========     =========





  The accompanying notes are an integral part of these financial statements.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES



                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                       (unaudited, amounts in millions)



                                                                          For the Nine Months Ended
                                                                                September 30,
                                                                         ---------------------------
                                                                               2001           2002
                                                                         ----------------- ---------
                                                                         (as restated, see
                                                                              Note 1)
NET SALES AND OPERATING REVENUES........................................     $ 5,170.9     $ 4,807.1
EXPENSES:
   Cost of sales........................................................       4,135.0       4,346.5
   Operating expenses...................................................         355.3         337.6
   General and administrative expenses..................................          45.1          40.5
   Stock option compensation expense....................................            --           9.9
   Depreciation.........................................................          39.6          35.7
   Amortization.........................................................          28.1          29.2
   Refinery restructuring and other charges.............................         176.2         168.7
                                                                             ---------     ---------
                                                                               4,779.3       4,968.1

OPERATING INCOME (LOSS).................................................         391.6        (161.0)

   Interest and finance expense.........................................        (107.0)        (78.8)
   Gain (loss) on extinguishment of long-term debt......................           0.8          (9.3)
   Interest income......................................................          13.9           5.9
                                                                             ---------     ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES AND MINORITY INTEREST...........................................         299.3        (243.2)

   Income tax (provision) benefit.......................................         (97.4)         92.7
   Minority interest....................................................         (12.4)          1.7
                                                                             ---------     ---------
INCOME (LOSS) FROM CONTINUING OPERATIONS................................         189.5        (148.8)

   Loss from discontinued operations, net of income tax benefit of $5.5.          (8.5)           --
                                                                             ---------     ---------
NET INCOME (LOSS).......................................................     $   181.0     $  (148.8)
                                                                             =========     =========




  The accompanying notes are an integral part of these financial statements.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES



                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                       (unaudited, amounts in millions)



                                                                                 For the Nine Months
                                                                                 Ended September 30,
                                                                              ------------------------
                                                                                    2001         2002
                                                                              ---------------- -------
                                                                              (as restated see
                                                                                  Note 1)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss).........................................................     $ 181.0      $(148.8)
   Discontinued operations...................................................         8.5           --
   Adjustments:
       Depreciation..........................................................        39.6         35.7
       Amortization..........................................................        36.7         36.8
       Deferred income taxes.................................................        74.8        (93.5)
       Inventory write-down to market........................................         8.7           --
       Stock option compensation expense.....................................          --          9.9
       Minority interest.....................................................        12.4         (1.7)
       Refinery restructuring and other charges..............................       125.3        103.6
       Write-off of deferred financing costs.................................         0.2          7.9
       Other, net............................................................         0.4         15.1
   Cash provided by (reinvested in) working capital--
       Accounts receivable, prepaid expenses and other.......................        44.7        (39.5)
       Inventories...........................................................       (12.0)       (49.0)
       Accounts payable, accrued expenses, and taxes other than income.......      (105.5)        59.8
       Affiliate receivables and payables....................................         1.4         11.8
       Cash and cash equivalents restricted for debt service.................       (30.6)        24.1
                                                                                  -------      -------
       Net cash provided by (used in) operating activities of continuing
         operations..........................................................       385.6        (27.8)
       Net cash used in operating activities of discontinued operations......        (2.5)        (3.3)
                                                                                  -------      -------
       Net cash provided by (used in) operating activities...................       383.1        (31.1)
                                                                                  -------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Expenditures for property, plant and equipment............................       (57.8)       (64.1)
   Expenditures for turnaround...............................................       (41.3)       (33.4)
   Cash and cash equivalents restricted for investment in capital additions..          --          5.5
   Other.....................................................................         0.1          0.2
                                                                                  -------      -------
       Net cash used in investing activities.................................       (99.0)       (91.8)
                                                                                  -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Long-term debt and capital lease payments.................................       (22.4)      (443.3)
   Capital contributions, net................................................       (25.8)       248.1
   Cash and cash equivalents restricted for debt repayment...................          --        (45.2)
   Deferred financing costs..................................................        (9.6)       (11.4)
                                                                                  -------      -------
       Net cash used in financing activities.................................       (57.8)      (251.8)
                                                                                  -------      -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.........................       226.3       (374.7)
CASH AND CASH EQUIVALENTS, beginning of period...............................       251.2        482.5
                                                                                  -------      -------
CASH AND CASH EQUIVALENTS, end of period.....................................     $ 477.5      $ 107.8
                                                                                  =======      =======



  The accompanying notes are an integral part of these financial statements.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES



             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


                              September 30, 2002


             (tabular dollar amounts in millions of U.S. dollars)


                                  (Unaudited)



1.  Basis of Preparation and Recent Developments



   The Premcor Refining Group Inc. ("PRG" on a stand-alone basis and the "Company" on a consolidated basis) is a wholly owned subsidiary of Premcor USA Inc. ("Premcor USA"), and Premcor USA is a wholly owned subsidiary of Premcor Inc. Following the completion of the restructuring described in Note 3, referred to as the Sabine restructuring, PRG owns all of the outstanding common stock of Sabine River Holding Corp. ("Sabine"). Sabine is the 1% general partner of Port Arthur Coker Company L.P. ("PACC"), a limited partnership, and the 100% owner of Neches River Holding Corp. ("Neches"), which is the 99% limited partner of PACC. PACC is the 100% owner of Port Arthur Finance Corp. ("PAFC"). The restructuring of Sabine as a wholly owned subsidiary of PRG was an exchange of ownership interest between entities under common control, and therefore was accounted for similar to a pooling of interests. Accordingly, the Company's historical financial statements have been restated to include the consolidated results of operations, financial position, and cash flows of Sabine for all periods presented.



   The Company is one of the largest independent petroleum refiners and suppliers of unbranded transportation fuels, heating oil, petrochemical feedstocks, petroleum coke and other petroleum products in the United States. The Company owns and operates two refineries with a combined crude oil throughput capacity of 420,000 barrels per day ("bpd"). The refineries are located in Port Arthur, Texas and Lima, Ohio. The Company ceased operations at its 70,000 bpd Hartford, Illinois refinery in late September consistent with the Company's plan that was announced in February 2002.



   On May 3, 2002, Premcor Inc. completed an initial public offering of 20.7 million shares of common stock. The initial public offering, plus the concurrent purchases of 850,000 shares in the aggregate by Thomas D. O'Malley, the Company's chairman of the board, chief executive officer and president, and two independent directors of the Company, netted proceeds to Premcor Inc. of approximately $482 million. The proceeds from the offering were committed to retire debt of Premcor Inc.'s subsidiaries. See Note 8 Long-term Debt for details on the use of these proceeds. Prior to the initial public offering, Premcor Inc.'s common equity was privately held and controlled by Blackstone Capital Partners III Merchant Banking Fund L.P. and its affiliates ("Blackstone"). Premcor Inc.'s other principal shareholder was a subsidiary of Occidental Petroleum Corporation ("Occidental"). As a result of these sales of Premcor Inc.'s common stock and the Sabine restructuring described in Note 3, Blackstone's ownership was reduced to approximately 48% and Occidental's ownership was reduced to approximately 13%.



   The accompanying unaudited condensed consolidated financial statements of the Company are presented pursuant to the rules and regulations of the United States Securities and Exchange Commission in accordance with the disclosure requirements for Form 10-Q. In the opinion of the management of the Company, the unaudited consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) necessary to fairly state the results for the interim periods presented. Operating results for the nine months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These unaudited financial statements should be read in conjunction with the audited financial statements and notes for the years ended December 31, 2001 and 2000 included in PRG's and Sabine's Annual Reports on Form 10-K for the year ended December 31, 2001. Certain reclassifications have been made to prior periods in order to conform to the current period presentation.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

2.  New and Proposed Accounting Standards



   On January 1, 2002, the Company adopted Statement of Financial Accounting Standard ('SFAS") No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The adoption of these standards did not have a material impact on the Company's financial position and results of operations; however, SFAS No. 144 was utilized in the accounting for the Company's closure of the Hartford, Illinois refinery. See Note 4, Refinery Restructuring and Other Charges for details of the Hartford refinery shutdown.



   In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses when a liability should be recorded for asset retirement obligations and how to measure this liability. The initial recording of a liability for an asset retirement obligation will require the recording of a corresponding asset that will be required to be amortized. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is in the process of evaluating the impact of the adoption of this standard on its financial position and results of operations and believes that implementation will not have a material impact.



   In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections. SFAS 145 rescinds SFAS No. 4, Reporting Gains and Losses from the Extinguishment of Debt; SFAS No. 44, Accounting for Intangible Assets of Motor Carriers; and SFAS No. 64, Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also amends SFAS No. 13, Accounting for Leases, as it relates to sale-leaseback transactions and other transactions structured similar to a sale-leaseback as well as amends other pronouncements to make various technical corrections. The provisions of SFAS No. 145 as they relate to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provision of this statement related to the amendment to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this statement shall be effective for financial statements on or after May 15, 2002. As permitted by SFAS No. 145, the Company has elected early adoption of the rescission of SFAS No. 4. Accordingly, the Company has included the gain or loss on extinguishment of long-term debt in "Income from continuing operations" as opposed to as an extraordinary item, net of taxes, below "Income from continuing operations" in its Statement of Operations.



   In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires the recognition of liabilities at fair value that are associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such liabilities include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing or other exit or disposal activities. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company will adopt SFAS No. 146 for all restructuring, discontinued operations, plant closings or other exit or disposal activities initiated after December 31, 2002.



   The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants has issued an exposure draft of a proposed statement of position ("SOP") entitled Accounting for Certain Costs and Activities Related to Property, Plant and Equipment. If adopted as proposed, this SOP will require companies to expense as incurred turnaround costs, which it terms as "the non-capital portion of major maintenance costs." Adoption of the proposed SOP would require that any existing unamortized turnaround costs be expensed immediately. If this proposed change were in effect at September 30, 2002, the Company would have been required to write-off unamortized turnaround costs of approximately $97 million. Unamortized

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES turnaround costs will change in 2002 as maintenance turnarounds are performed and past maintenance turnarounds are amortized. If adopted in its present form, charges related to this proposed change would be taken in the first quarter of 2003 and would be reported as a cumulative effect of an accounting change, net of income tax, in the consolidated statements of operations.



3.  Sabine Restructuring



   On June 6, 2002, PRG and Sabine completed a series of transactions ("the Sabine restructuring") that resulted in Sabine and its subsidiaries becoming wholly owned subsidiaries of PRG. Sabine, through its principal operating subsidiary, PACC, owns and operates a heavy oil processing facility, which is operated in conjunction with PRG's Port Arthur, Texas refinery. Prior to the Sabine restructuring, Sabine was 90% owned by Premcor Inc. and 10% owned by Occidental.



   The Sabine restructuring was permitted by the successful consent solicitation of the holders of PAFC's 12 1/2% Senior Notes. The Sabine restructuring was accomplished according to the following steps, among others:



  . Premcor Inc. contributed $225.6 million in proceeds from its initial public offering of common stock to Sabine. Sabine used the proceeds from the equity contribution, plus cash on hand, to prepay $221.4 million of its senior secured bank loan and to pay a dividend of $141.4 million to Premcor Inc.;



  . Commitments under Sabine's senior secured bank loan, working capital facility, and certain insurance policies were terminated and related guarantees were released;



  . PRG's existing working capital facility was amended and restated to, among other things, permit letters of credit to be issued on behalf of Sabine;



  . Occidental exchanged its 10% interest in Sabine for 1,363,636 newly issued shares of Premcor Inc. common stock;



  . Premcor Inc. contributed its 100% ownership interest in Sabine to Premcor USA and Premcor USA, in turn, contributed its 100% ownership interest in Sabine to PRG; and



  . PRG fully and unconditionally guaranteed, on a senior unsecured basis, the payment obligations under the PAFC 12 1/2% Senior Notes. The guarantee was issued in a private placement made in reliance on an exemption from the registration requirements of the Securities Exchange Act of 1933, as amended. In September 2002, PAFC filed a registration statement under the Securities Act to register the notes and the PRG guarantee and has 120 additional days to finalize the registration process. Due to the PRG guarantee, Sabine is no longer required to file periodic reports under the Securities Exchange Act of 1934, as amended.



   Premcor Inc.'s acquisition of Occidental's 10% ownership in Sabine was accounted for under the purchase method. The purchase price was based on the exchange of 1,363,636 shares of Premcor Inc. common stock for the 10% interest in Sabine and was valued at $30.5 million or approximately $22 per share. The purchase price of the 10% minority interest in Sabine exceeded the book value by $8.0 million. Based on an appraisal of the Sabine assets, the excess of the purchase price over the book value of the minority interest, along with a $5.0 million deferred income tax adjustment, was recorded as an investment in property, plant and equipment and will be depreciated over the remaining useful lives of the related Sabine assets. The income tax adjustment reflected the temporary difference between the book and tax basis of property, plant and equipment related to the excess of the purchase price over book value. Because the purchase price did not exceed the fair value of the underlying assets, no goodwill was recognized.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   As discussed in Note 1, the contribution of Premcor Inc.'s 100% ownership interest in Sabine to PRG was an exchange of ownership interest between entities under common control, and therefore was accounted for similar to a pooling of interests. Accordingly, PRG's historical financial statements have been restated to include the consolidated results of operations, financial position, and cash flows of Sabine for all periods presented.



4.  Refinery Restructuring and Other Charges



   In 2002, the Company recorded refinery restructuring and other charges of $168.7 million, which consisted of the following:



  . a $137.4 million charge related to the shutdown of refining operations at the Hartford, Illinois refinery,



  . a $32.4 million charge related to the restructuring of the Company's management team, refinery operations and administrative functions,



  . income of $5.0 million related to the unanticipated sale of a portion of the Blue Island refinery assets previously written off,



  . a $2.5 million charge related to the termination of certain guarantees at PACC as part of the Sabine restructuring, and



  .   a $1.4 million loss related to idled assets held for sale.



   In 2001, refinery restructuring and other charges of $176.2 million consisted of a $167.2 million charge related to the January 2001 closure of the Blue Island, Illinois refinery and a $9.0 million charge related to the write-off of idled coker units at the Port Arthur refinery. The write-off of the Port Arthur coker units included a charge of $5.8 million related to the net asset value of the idled cokers and a charge of $3.2 million for future environmental clean-up costs related to the coker unit site.



  Hartford Refinery Closure



   In late September 2002, the Company ceased operations at its Hartford refinery after concluding there was no economically viable method of reconfiguring the refinery to produce fuels meeting new gasoline and diesel fuel specifications mandated by the federal government. Despite ceasing operations, the Company continues to pursue all options, including the sale of the refinery, to mitigate the loss of jobs and refinery capacity in the Midwest.



   Since the Hartford refinery operation had been only marginally profitable over the last 10 years and since substantial investment would be required to meet new required product specifications in the future, the Company's reduced refining capacity resulting from the shutdown is not expected to have a significant negative impact on net income or cash flow from operations. The only anticipated effect on net income and cash flow in the future will result from the actual shutdown process, including recovery of realizable asset value, and subsequent environmental site remediation, which will occur over a number of years. Unless there is a need to adjust the shutdown reserve in the future as discussed below, there should be no significant effect on net income beyond 2002.



   A pretax charge of $137.4 million was recorded in 2002, which included $70.7 million of non-cash long-lived asset write-offs to reduce the refinery assets to their estimated net realizable value of $61.0 million. The net realizable value was determined by estimating the value of the assets in a sale or operating lease transaction. The Company has had preliminary discussions with third parties regarding such a transaction, but there can be no

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES assurance that one will be completed. In the event that a sale or lease transaction is not completed, the net realizable value may be less than $61.0 million and a further write-down may be required. The net realizable value was recorded as a current asset on the balance sheet. In the second quarter of 2002, the Company completed an evaluation of its warehouse stock, catalysts, chemicals, and additives inventories, and the Company determined that a portion of these inventories would not be recoverable upon the closure or sale of the refinery. Accordingly, the Company wrote-down these assets by $3.2 million.



   The total charge also included a reserve for future costs of $62.5 million as itemized below. The Hartford restructuring reserve balance and net cash activity as of September 30, 2002 is as follows:



                                                            Reserve as of
                                           Initial Net Cash September 30,
                                           Reserve  Outlay      2002
                                           ------- -------- -------------
       Employee severance................. $ 16.6   $ 0.2      $ 16.4
       Plant closure/equipment remediation   12.9     5.6         7.3
       Site clean-up/environmental matters   33.0      --        33.0
                                           ------   -----      ------
                                           $ 62.5   $ 5.8      $ 56.7
                                           ======   =====      ======



   Management adopted an exit plan that details the shutdown of the process units at the refinery and the subsequent environmental remediation of the site. The Company expects the majority of the process unit shutdown and hydrocarbon purging to be finalized in the fourth quarter of 2002. The Company terminated approximately 300 of 315 employees, both hourly (covered by collective bargaining agreements) and salaried, in October 2002. The site clean-up and environmental reserve takes into account costs that are reasonably foreseeable at this time. As the final disposition of the refinery is determined and a site remediation plan refined, further adjustments of the reserve may be necessary, and such adjustments may be material. The Company expects to spend approximately $20 million to $30 million in 2002 related to employee severance and the process unit shutdown and hydrocarbon purge.



   Finally, the total charge included a $1.0 million reserve related to post-retirement benefits that were extended to certain employees who were nearing the retirement requirements. This liability was recorded in "Other Long-term Liabilities" on the balance sheet together with the Company's other post-retirement liabilities.



  Management, Refinery Operations and Administrative Restructuring



   In February 2002, the Company began the restructuring of its executive management team and subsequently its administrative functions with the hiring of Thomas D. O'Malley as chairman, chief executive officer, and president and William E. Hantke as executive vice president and chief financial officer. In the first quarter of 2002, as a result of the resignation of the officers who previously held these positions, the Company recognized severance expense of $5.0 million and non-cash compensation expense of $5.8 million resulting from modifications of stock option terms. In addition, the Company incurred a charge of $5.0 million for the cancellation of a monitoring agreement with an affiliate of Blackstone.



   In the second quarter of 2002, the Company commenced a restructuring of its St. Louis-based general and administrative operations and recorded a charge of $6.5 million for severance, outplacement and other restructuring expenses relating to the elimination of 107 hourly and salaried positions. In the third quarter of 2002, the Company announced plans to reduce its non-represented workforce at its Port Arthur, Texas and Lima, Ohio refineries and make additional staff reductions at its St. Louis administrative office. The Company recorded

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES a charge of $10.1 million for severance, outplacement, and other restructuring expenses relating to the elimination of 140 hourly and salaried positions. Included in this charge is $1.3 million related to post-retirement benefits that were extended to certain employees who were nearing the retirement requirements. This liability was recorded in "Other Long-term Liabilities" on the balance sheet together with the Company's other post-retirement liabilities. Reductions at the refineries occurred in October 2002 and those at the St. Louis office will take place by the end of the first quarter of 2003. The reserve relating to the refineries and St. Louis restructuring is as follows:



                                                            Net    Reserve at
                                        Initial Additional  Cash  September 30,
                                        Reserve  Reserve   Outlay     2002
                                        ------- ---------- ------ -------------
 Refineries and St. Louis restructuring  $ 6.5    $ 8.8    $ 4.6     $ 10.7



The Company expects to spend approximately $11 million to $13 million in 2002 related to these refinery and St. Louis restructuring activities.



  Blue Island Refinery Closure Reserve



   In 2001, the Company recorded a pretax charge of $167.2 million related to the January 2001 closure of the Blue Island, Illinois refinery. The Blue Island restructuring reserve balance and net cash activity as of September 30, 2002 is as follows:



                                      Reserve as of   Net Cash   Reserve as of
                                    December 31, 2001  Outlay  September 30, 2002
                                    ----------------- -------- ------------------
Employee severance.................      $  2.1        $  2.1        $   --
Plant closure/equipment remediation        13.9           8.1           5.8
Site clean-up/environmental matters        20.5           3.9          16.6
                                         ------        ------        ------
                                         $ 36.5        $ 14.1        $ 22.4
                                         ======        ======        ======



   The Company expects to spend approximately $15 million to $16 million in 2002 related to the reserve for future costs, with the remainder to be spent over the next several years. The Company is currently in discussions with governmental agencies concerning a remediation program, which it believes will likely lead to a final consent order and remediation plan. The Company does not expect these discussions to be concluded until 2003 at the earliest. The Company's site clean-up and environmental reserve takes into account costs that are reasonably foreseeable at this time, based on studies performed in conjunction with obtaining the insurance policy mentioned below. As the site remediation plan is finalized and work is performed, further adjustments of the reserve may be necessary.



   In 2002, environmental risk insurance policies covering the Blue Island refinery site were procured and bound, with final policies expected to be issued within the first quarter of 2003. This insurance program will allow the Company to quantify and, within the limits of the policy, cap its cost to remediate the site, and provide insurance coverage from future third party claims arising from past or future environmental releases. The remediation cost overrun policy has a term of ten years and, subject to certain exceptions and exclusions, provides $25 million in coverage in excess of a self-insured retention amount of $26 million. The pollution legal liability policy provides for $25 million in aggregate coverage and per incident coverage in excess of a $100,000 deductible per incident. The Company believes this program also provides governmental agencies financial assurance that, once begun, remediation of the site will be completed in a timely and prudent manner.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

5.  Gain or Loss on Extinguishment of Long-Term Debt



   In the nine months ended September 30, 2002, the Company recorded a loss of $9.3 million related to the early redemption and repurchase of portions of its long-term debt as described in Note 8 Long-term Debt. This loss included premiums associated with the early repayment of long-term debt of $0.9 million, a write-off of unamortized deferred financing costs related to the prepaid debt of $7.8 million, and the write-off of a prepaid premium for an insurance policy guaranteeing the interest and principal payments on Sabine's long-term debt of $0.6 million.



   In the nine months ended September 30, 2001, PRG repurchased in the open market $21.3 million in face value of its 9 1/2% Senior Notes. As a result PRG recorded a gain of $0.8 million, which included a discount of $1.0 million offset by the write-off of deferred financing costs.



6.  Inventories



   The carrying value of inventories consisted of the following:



                                           December 31, September 30,
                                               2001         2002
                                           ------------ -------------
          Crude oil.......................   $  77.0       $  93.1
          Refined products and blendstocks     218.7         253.4
          Warehouse stock and other.......      22.6          20.8
                                             -------       -------
                                             $ 318.3       $ 367.3
                                             =======       =======



   The market value of crude oil, refined products and blendstock inventories at September 30, 2002 was approximately $150 million (December 31, 2001--$5 million) above carrying value.



   As of January 1, 2002, PACC changed its method of inventory valuation from first-in first-out ("FIFO") to last-in first-out ("LIFO") for crude oil and blendstock inventories. Management believes this change is preferable in that it achieves a more appropriate matching of revenues and expenses. The adoption of this inventory accounting method on January 1, 2002 did not have an impact on pretax earnings. The adoption of the LIFO method resulted in approximately $12.0 million less net income for the nine months ended September 30, 2002 than if the FIFO method had been used for the same period. Cost for warehouse stock continues to be determined under the FIFO method.



7.  Other Assets



   Other assets consisted of the following:



                                                     December 31, September 30,
                                                         2001         2002
                                                     ------------ -------------
 Deferred turnaround costs..........................   $  97.9       $  96.5
 Deferred financing costs...........................      30.9          27.1
 Cash restricted for investment in capital additions       9.9           4.4
 Other..............................................       4.1           3.0
                                                       -------       -------
                                                       $ 142.8       $ 131.0
                                                       =======       =======

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   Amortization of deferred financing costs for the nine months ended September 30, 2002 was $7.4 million (2001--$8.4 million), respectively, and was included in "Interest and finance expense". In 2002, the Company incurred deferred financing costs of $1.1 million for fees to obtain a waiver related to insurance coverage required under PACC's common security agreement with certain bondholders and $10.3 million related to the consent solicitation process of the Sabine restructuring and subsequent registration of the PACC senior notes with the Securities & Exchange Commission. In the second quarter of 2002, the Company wrote-off $7.8 million of deferred financing costs as a result of the early repayment of long-term debt.



8.  Long-term Debt



   Long-term debt consisted of the following:



                                                          December 31, September 30,
                                                              2001         2002
                                                          ------------ -------------
8 5/8% Senior Notes due August 15, 2008
  ("8 5/8% Senior Notes") (1)............................  $   109.8      $ 109.8
8 3/8% Senior Notes due November 15, 2007
  ("8 3/8% Senior Notes") (1)............................       99.6         99.6
8 7/8% Senior Subordinated Notes due November 15, 2007
  ("8 7/8% Senior Subordinated Notes") (1)...............      174.2        174.4
Floating Rate Term Loan due November 15, 2003 and 2004
  ("Floating Rate Loan") (1).............................      240.0        240.0
9 1/2% Senior Notes due September 15, 2004
  ("91/2% Senior Notes") (1).............................      150.4           --
12 1/2% Senior Notes due January 15, 2009
  ("12 1/2% Senior Notes") (2)...........................      255.0        250.7
Bank Senior Loan Agreement (2)...........................      287.6           --
Ohio Water Development Authority Environmental Facilities
  Revenue Bonds due December 01, 2031
  ("Series 2001 Ohio Bonds") (1).........................       10.0         10.0
Obligations under capital leases (1).....................        1.8          0.7
                                                           ---------      -------
                                                             1,328.4        885.2
Less current portion of debt.............................       81.4         15.6
                                                           ---------      -------
Total long-term debt.....................................  $ 1,247.0      $ 869.6
                                                           =========      =======

--------

(1) Issued or borrowed by PRG


(2) Issued or borrowed by PAFC



   During the second quarter of 2002, Premcor Inc. contributed $442.9 million of its initial public offering proceeds to its subsidiaries for the early redemption and repurchase of a portion of their outstanding long-term debt of which $234.6 million was contributed to the Company. In June 2002, PRG redeemed the remaining $150.4 million of its 9 1/2% Senior Notes at par from capital contributions received from Premcor Inc.



   In July of 2002, PACC made a $4.3 million principal payment on its 12 1/2% Senior Notes. In June 2002, as part of the Sabine restructuring, PACC prepaid the remaining balance of $221.4 million on the Bank Senior Loan Agreement at a $0.9 million premium, with cash on hand and an $84.2 million net capital contribution from Premcor Inc. In January 2002, PACC made a $66.2 million principal payment on its Bank Senior Loan Agreement, of which $59.7 million represented a mandatory prepayment pursuant to the common security agreement and related secured account structure.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   Prior to the Sabine restructuring, the common security agreement required that PACC carry insurance coverage with specified terms. Due to the effects of the events of September 11, 2001 on the insurance market, coverage meeting such terms was not available on commercially reasonable terms, and as a result, PACC's insurance program was not in full compliance with the required insurance coverage at December 31, 2001. PACC received a waiver from the requisite parties. Subsequently, the common security agreement has been amended and restated as part of the Sabine restructuring and the new provisions regarding insurance coverage take into consideration a changing economic environment and its effects on the insurance markets in general. Under the amended and restated common security agreement, PACC has some specific insurance requirements, but principally must ensure that coverage is consistent with customary standards in its industry. There is also a provision that allows for thirty days notice to requisite parties of any inability to comply with the specific terms without any event of a default. As of September 30, 2002, PACC was in compliance with the insurance coverage requirements of the amended and restated common security agreement.



9.  Working Capital Facility



   In March 2002, PRG received a waiver regarding the maintenance of the tangible net worth covenant related to its $650 million working capital credit agreement, which allows for the exclusion of $120 million of the pretax restructuring charge related to the closure of the Hartford refinery.



   As part of the Sabine restructuring, Sabine terminated its insurance policy that guaranteed its Maya crude oil purchase obligations and its $35 million bank working capital facility that supported Sabine's non-Maya crude oil purchase obligations. In May 2002, PRG amended its $650 million working capital facility principally to allow for the inclusion of Sabine crude oil purchase obligations. As amended, the $650 million limit of the facility can be increased by $50 million, up to the borrowing base limitation, at the request of PRG and upon securing additional commitments. Also under the amendment, the borrowing base calculation was amended to include PACC inventory and the tangible net worth covenant was increased to $400 million from $150 million.



10.  Stock Option Plans



   In conjunction with the management change discussed in Note 4 above, Premcor Inc. adopted two new stock incentive plans. The 2002 Special Stock Incentive Plan was adopted in connection with the employment of Thomas D. O'Malley and allows for the issuance of options for the purchase of Premcor Inc. common stock. Under this plan, options on 3,400,000 shares of Premcor Inc. common stock may be awarded. As of September 30, 2002, options for 2,950,000 shares of Premcor Inc. common stock had been granted, options for 2,200,000 shares at an exercise price of $10 per share and options for 750,000 shares at an exercise price of $22.50 per share. Options granted under this plan vest 1/3 on each of the first three anniversaries of the date of grant. The options for 750,000 shares referenced above were granted to Mr. O'Malley pursuant to his employment agreement.



   The 2002 Equity Incentive Plan was adopted to award key employees, directors, and consultants with various stock options, stock appreciation rights, restricted stock, performance-based awards and other common stock based awards of Premcor Inc. common stock. Under the 2002 Equity Incentive Plan, options for 1,500,000 shares of Premcor Inc. common stock may be awarded. As of September 30, 2002, options for 1,036,000 shares of Premcor Inc. common stock were granted as follows: options for 435,000 shares at an exercise price of $10 per share and options for 601,000 shares at an exercise price ranging from $18.50 per share to $26 per share. Options granted under this plan vest 1/3 on each of the first three anniversaries of the date of grant. These options included options for 100,000 shares granted to two directors pursuant to agreements with the Company.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   During the second quarter of 2002, the Company elected to adopt the fair value based expense recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"). The Company previously applied the intrinsic value based expense recognition provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). SFAS No. 123 provides that the adoption of the fair value based method is a change to a preferable method of accounting. As provided by SFAS No. 123, the stock option compensation expense is calculated based only on stock options granted in the year of election and thereafter. The fair value of these options was estimated on the grant date using the Black-Sholes option-pricing model with the following weighted average assumptions as of September 30, 2002: a) assumed risk-free rate of 5.06% per annum, b) expected life of 3.7 years, c) expected volatility of 38.9%, and d) no expected dividends. All stock options granted prior to January 1, 2002 continue to be accounted for under APB No. 25.



   In the period of adoption of SFAS No. 123, the adoption of this fair value based method increased the Company's net loss by $0.6 million and $0.8 million for the three-month and six-month periods ended June 30, 2002, respectively. The effects of the adoption of SFAS No. 123 on loss from continuing operations and net loss available to common stockholders for the three-month period ended March 31, 2002 was as follows:



Loss from continuing operations and net loss available to common stockholders:
   As reported................................................................ $ (95.3)
   Revised for adoption of SFAS No. 123....................................... $ (95.5)



   Since nonvested awards issued to employees prior to January 1, 2002 continue to be accounted for using the intrinsic value based provisions of APB No. 25, employee stock-based compensation expense determined using the fair value based method applied prospectively is not necessarily indicative of future expense amounts when the fair value based method will apply to all outstanding nonvested awards. With respect to all stock option grants outstanding at September 30, 2002, the Company will record future non-cash stock option compensation expense and additional paid-in capital of $40.4 million over the applicable vesting periods of the grants. The stock option compensation expense principally relates to employees whose costs are classified as general and administrative expenses.



11.  Interest and Finance Expense



   Interest and finance expense consisted of the following:



                                          For the Nine Months
                                          Ended September 30,
                                          ------------------
                                            2001      2002
                                           -------   ------
                     Interest expense.... $  99.3    $ 73.0
                     Financing costs.....    11.5      10.4
                     Capitalized interest    (3.8)     (4.6)
                                           -------   ------
                                          $ 107.0    $ 78.8
                                           =======   ======



   Cash paid for interest for the nine months ended September 30, 2002 was $87.5 million (2001--$110.2 million).

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

12.  Income Taxes



   The Company received net cash income tax refunds during the nine months ended September 30, 2002 of $12.4 million (2001--$16.1 million net cash income tax payments).



   The income tax provision on the income from continuing operations before income taxes for the nine months ended September 30, 2001 of $97.4 million included the effect of the reversal during the first quarter of 2001 of the remaining deferred tax valuation allowance of $12.4 million. The reversal of the remaining deferred tax valuation allowance resulted from the analysis of the likelihood of realizing the future tax benefit of federal and state loss carryforwards, alternative minimum tax credits and federal and state business tax credits.



13.  Discontinued Operations



   In 2001, the Company recorded a pretax charge of $14.0 million, $8.5 million net of income taxes, related to environmental liabilities of discontinued retail operations. This charge represented an increase in estimates regarding the Company's environmental clean-up obligation and was prompted by the availability of new information concerning site by site clean-up plans and changing postures of state regulatory agencies.



14. Consolidating Financial Statements of PRG as Co-guarantor of PAFC's Senior Notes



   Presented below are the consolidating balance sheets, statements of operations, and cash flows as required by Rule 3-10 of the Securities Exchange Act of 1934. As part of the Sabine restructuring, PRG became a full and unconditional guarantor of PAFC's 12 1/2% Senior Notes, along with PACC, Sabine, and Neches. Under Rule 3-10, the condensed consolidating balance sheets, statements of operations, and cash flows presented below meet the requirements for financial statements of the issuer and each guarantor of the notes since the issuer and guarantors are all direct or indirect subsidiaries of PRG as well as full and unconditional guarantors. PAFC issued and then loaned to PACC the proceeds from the 12 1/2% Senior Notes, in order to finance PACC's heavy oil processing facility. PACC owns and operates the heavy oil processing facility, which is fully integrated with PRG's Port Arthur refinery. Both Sabine and Neches have no material assets or operations.



   Under the amended and restated common security agreement related to PACC's 12 1/2% Senior Notes, PACC is required to restrict $45.0 million of cash for debt service at all times plus restrict an amount equal to the next scheduled principal and interest payment, prorated based on the number of months remaining until that payment is due. Otherwise, there are no restrictions limiting dividends from PACC to PRG and, under the amended working capital facility, PACC is required to dividend to PRG all excess cash over $20 million, excluding the restricted debt service amounts. Also, pursuant to the amended working capital facility, if an aggregate intercompany payable from PRG to PACC exceeds $40 million at any time, PACC shall forgive PRG such excess amount, which would take the form of a non-cash dividend. No such dividends have been made as of September 30, 2002.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES



                          CONSOLIDATING BALANCE SHEET


                              SEPTEMBER 30, 2002


                       (unaudited, amounts in millions)



                                                               Other Guarantor              Consolidated
                                                PRG     PAFC    Subsidiaries   Eliminations     PRG
                                             --------- ------- --------------- ------------ ------------
                  ASSETS
CURRENT ASSETS:
   Cash and cash equivalents................ $   107.8 $    --     $    --       $     --    $   107.8
   Short-term investments...................       1.7      --          --             --          1.7
   Cash and cash equivalents restricted for
     debt service...........................        --      --        51.9             --         51.9
   Accounts receivable......................     198.8      --         1.1             --        199.9
   Receivable from affiliates...............      54.2    21.4         0.7          (22.3)        54.0
   Inventories..............................     342.3      --        27.1           (2.1)       367.3
   Prepaid expenses and other...............      28.3      --         2.3             --         30.6
   Assets held for sale.....................      61.2      --          --             --         61.2
                                             --------- -------     -------       --------    ---------
       Total current assets.................     794.3    21.4        83.1          (24.4)       874.4
PROPERTY, PLANT AND EQUIPMENT,
  NET.......................................     598.7      --       614.1             --      1,212.8
DEFERRED INCOME TAXES.......................      64.6      --          --          (22.6)        42.0
INVESTMENT IN AFFILIATE.....................     294.8      --          --         (294.8)          --
OTHER ASSETS................................     114.2      --        16.8             --        131.0
NOTE RECEIVABLE FROM AFFILIATE..............       2.4   235.9          --         (238.3)          --
                                             --------- -------     -------       --------    ---------
                                             $ 1,869.0 $ 257.3     $ 714.0       $ (580.1)   $ 2,260.2
                                             ========= =======     =======       ========    =========

        LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
   Accounts payable......................... $   336.5 $    --     $ 104.8       $     --    $   441.3
   Payable to affiliates....................      60.6      --        43.1          (19.4)        84.3
   Accrued expenses.........................      77.4     6.6         1.4             --         85.4
   Accrued taxes other than income..........      23.0      --         5.2             --         28.2
   Current portion of long-term debt........       0.8    14.8          --             --         15.6
   Current portion of notes payable to
     affiliate..............................        --      --         2.9           (2.9)          --
                                             --------- -------     -------       --------    ---------
       Total current liabilities............     498.3    21.4       157.4          (22.3)       654.8
LONG-TERM DEBT..............................     633.7   235.9          --             --        869.6
DEFERRED INCOME TAXES.......................        --      --        23.3          (23.3)          --
OTHER LONG-TERM LIABILITIES.................     146.6      --         0.2             --        146.8
NOTE PAYABLE TO AFFILIATE...................        --      --       238.3         (238.3)          --

COMMON STOCKHOLDER'S EQUITY:
   Common stock.............................        --      --         0.1           (0.1)          --
   Paid-in capital..........................     537.0      --       206.0         (206.0)       537.0
   Retained earnings........................      53.4      --        88.7          (90.1)        52.0
                                             --------- -------     -------       --------    ---------
       Total common stockholder's
         equity.............................     590.4      --       294.8         (296.2)       589.0
                                             --------- -------     -------       --------    ---------
                                             $ 1,869.0 $ 257.3     $ 714.0       $ (580.1)   $ 2,260.2
                                             ========= =======     =======       ========    =========

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES



                     CONSOLIDATING STATEMENT OF OPERATIONS


                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002


                       (unaudited, amounts in millions)



                                                                           Eliminations
                                                           Other Guarantor and Minority Consolidated
                                           PRG      PAFC    Subsidiaries     Interest       PRG
                                        ---------  ------  --------------- ------------ ------------
NET SALES AND OPERATING
  REVENUES............................. $ 5,091.8  $   --     $ 1,429.3     $ (1,714.0)  $ 4,807.1
EQUITY IN EARNINGS OF AFFILIATE........     (30.1)     --            --           30.1          --

EXPENSES:
   Cost of sales.......................   4,719.8      --       1,315.1       (1,688.4)    4,346.5
   Operating expenses..................     261.8      --          99.4          (23.6)      337.6
   General and administrative expenses.      37.2      --           3.3             --        40.5
   Stock option compensation expense...       9.9      --            --             --         9.9
   Depreciation........................      19.9      --          15.8             --        35.7
   Amortization........................      29.2      --            --             --        29.2
   Refinery restructuring and other
     charges...........................     166.2      --           2.5             --       168.7
                                        ---------  ------     ---------     ----------   ---------
                                          5,244.0      --       1,436.1       (1,712.0)    4,968.1
OPERATING LOSS.........................    (182.3)     --          (6.8)          28.1      (161.0)
   Interest and finance expense........     (43.1)  (31.1)        (36.0)          31.4       (78.8)
   Loss on extinguishment of long-term
     debt..............................      (1.0)     --          (8.3)            --        (9.3)
   Interest income.....................       4.0    31.1           2.2          (31.4)        5.9
                                        ---------  ------     ---------     ----------   ---------
LOSS BEFORE INCOME TAXES AND
  MINORITY INTEREST....................    (222.4)     --         (48.9)          28.1      (243.2)
   Income tax benefit..................      74.9      --          17.1            0.7        92.7
   Minority interest...................        --      --            --            1.7         1.7
                                        ---------  ------     ---------     ----------   ---------
NET LOSS............................... $  (147.5) $   --     $   (31.8)    $     30.5   $  (148.8)
                                        =========  ======     =========     ==========   =========

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES



                     CONSOLIDATING STATEMENT OF CASH FLOWS


                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002


                       (unaudited, amounts in millions)



                                                                                              Eliminations
                                                                              Other Guarantor and Minority Consolidated
                                                              PRG      PAFC    Subsidiaries     Interest       PRG
                                                           --------  -------  --------------- ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss................................................ $ (147.5) $    --      $ (31.8)       $ 30.5      $ (148.8)
  Adjustments:
    Depreciation..........................................     19.9       --         15.8            --          35.7
    Amortization..........................................     34.2       --          2.6            --          36.8
    Deferred income taxes.................................    (75.5)      --        (17.3)         (0.7)        (93.5)
    Stock option compensation expense.....................      9.9       --           --            --           9.9
    Equity in earnings of affiliate.......................     30.1       --           --         (30.1)           --
    Minority interest.....................................       --       --           --          (1.7)         (1.7)
    Refinery restructuring and other charges..............    103.6       --           --            --         103.6
    Write-off of deferred financing costs.................      1.1       --          6.8            --           7.9
    Other, net............................................     15.0       --          0.1            --          15.1
  Cash provided by (reinvested in) working capital:
    Accounts receivable, prepaid expenses and other.......    (47.8)      --          8.3            --         (39.5)
    Inventories...........................................    (64.0)      --         13.0           2.0         (49.0)
    Accounts payable, accrued expenses, and taxes
     other than income....................................     49.5    (12.8)        23.1            --          59.8
    Affiliate receivables and payables....................      6.3    304.7       (299.2)           --          11.8
    Cash and cash equivalents restricted for debt
     service..............................................       --       --         24.1            --          24.1
                                                           --------  -------      -------        ------      --------
       Net cash provided by (used in) operating
        activities of continuing operations...............    (65.2)   291.9       (254.5)           --         (27.8)
       Net cash used in operating activities of
        discontinued operations...........................     (3.3)      --           --            --          (3.3)
                                                           --------  -------      -------        ------      --------
       Net cash provided by (used in) operating
        activities........................................    (68.5)   291.9       (254.5)           --         (31.1)
                                                           --------  -------      -------        ------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Expenditures for property, plant and equipment........    (66.6)      --          2.5            --         (64.1)
    Expenditures for turnaround...........................    (33.4)      --           --            --         (33.4)
    Cash and cash equivalents restricted for investment
     in capital additions.................................      5.5       --           --            --           5.5
    Other.................................................      0.2       --           --            --           0.2
                                                           --------  -------      -------        ------      --------
       Net cash provided by (used in) investing
        activities........................................    (94.3)      --          2.5            --         (91.8)
                                                           --------  -------      -------        ------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Long-term debt and capital lease payments.............   (151.4)  (291.9)          --            --        (443.3)
    Capital contributions, net ...........................    163.9       --         84.2            --         248.1
    Cash and cash equivalents restricted for debt
     repayment............................................       --       --        (45.2)           --         (45.2)
    Deferred financing costs..............................     (1.6)      --         (9.8)           --         (11.4)
                                                           --------  -------      -------        ------      --------
       Net cash provided by (used in) financing
        activities........................................     10.9   (291.9)        29.2            --        (251.8)
                                                           --------  -------      -------        ------      --------
NET DECREASE IN CASH AND CASH
 EQUIVALENTS..............................................   (151.9)      --       (222.8)           --        (374.7)
CASH AND CASH EQUIVALENTS,
  beginning of period.....................................    259.7       --        222.8            --         482.5
                                                           --------  -------      -------        ------      --------
CASH AND CASH EQUIVALENTS,
  end of period........................................... $  107.8  $    --      $    --        $   --      $  107.8
                                                           ========  =======      =======        ======      ========

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES



                          CONSOLIDATING BALANCE SHEET


                               DECEMBER 31, 2001


                             (amounts in millions)



                                                                               Eliminations
                                                               Other Guarantor and Minority Consolidated
                                                PRG     PAFC    Subsidiaries     Interest       PRG
                                             --------- ------- --------------- ------------ ------------
                  ASSETS
CURRENT ASSETS:
   Cash and cash equivalents................ $   259.7 $    --     $ 222.8       $     --    $   482.5
   Short-term investments...................       1.7      --          --             --          1.7
   Cash and cash equivalents restricted for
     debt service...........................        --      --        30.8             --         30.8
   Accounts receivable......................     148.3      --          --             --        148.3
   Receivable from affiliates...............      60.8    99.0        25.1         (153.6)        31.3
   Inventories..............................     278.2      --        40.1             --        318.3
   Prepaid expenses and other...............      31.2      --        11.5             --         42.7
                                             --------- -------     -------       --------    ---------
       Total current assets.................     779.9    99.0       330.3         (153.6)     1,055.6
PROPERTY, PLANT AND EQUIPMENT,
  NET.......................................     666.3      --       632.4             --      1,298.7
INVESTMENT IN AFFILIATE.....................     218.1      --          --         (218.1)          --
OTHER ASSETS................................     126.4      --        16.4             --        142.8
NOTE RECEIVABLE FROM AFFILIATE..............       4.9   463.0          --         (467.9)          --
                                             --------- -------     -------       --------    ---------
                                             $ 1,795.6 $ 562.0     $ 979.1       $ (839.6)   $ 2,497.1
                                             ========= =======     =======       ========    =========
        LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
   Accounts payable......................... $   284.1 $    --     $  82.3       $     --    $   366.4
   Payable to affiliates....................      63.4      --       137.2         (150.8)        49.8
   Accrued expenses.........................      72.6    19.4         1.1             --         93.1
   Accrued taxes other than income..........      30.8      --         4.9             --         35.7
   Current portion of long-term debt........       1.8    79.6          --             --         81.4
   Current portion of notes payable to
     affiliate..............................        --      --         2.8           (2.8)          --
                                             --------- -------     -------       --------    ---------
       Total current liabilities............     452.7    99.0       228.3         (153.6)       626.4
LONG-TERM DEBT..............................     784.0   463.0          --             --      1,247.0
DEFERRED INCOME TAXES.......................       6.0      --        40.6             --         46.6
OTHER LONG-TERM LIABILITIES.................     109.1      --          --             --        109.1
NOTE PAYABLE TO AFFILIATE...................        --      --       467.9         (467.9)          --
MINORITY INTEREST...........................        --      --          --           24.2         24.2
COMMON STOCKHOLDER'S EQUITY:
   Common stock.............................        --      --         0.1           (0.1)          --
   Paid-in capital..........................     243.0      --       121.7         (121.7)       243.0
   Retained earnings........................     200.8      --       120.5         (120.5)       200.8
                                             --------- -------     -------       --------    ---------
       Total common stockholder's
         equity.............................     443.8      --       242.3         (242.3)       443.8
                                             --------- -------     -------       --------    ---------
                                             $ 1,795.6 $ 562.0     $ 979.1       $ (839.6)   $ 2,497.1
                                             ========= =======     =======       ========    =========

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES



                     CONSOLIDATING STATEMENT OF OPERATIONS


                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001


                       (unaudited, amounts in millions)



                                                                                 Eliminations
                                                                 Other Guarantor And Minority Consolidated
                                                 PRG      PAFC    Subsidiaries     Interest       PRG
                                              ---------  ------  --------------- ------------ ------------
                                                                     (in millions)
NET SALES AND OPERATING
  REVENUES................................... $ 5,265.0  $   --     $ 1,506.0     $(1,600.1)   $ 5,170.9
EQUITY IN EARNINGS OF AFFILIATE..............     111.1      --            --        (111.1)          --
EXPENSES:
   Cost of sales.............................   4,574.6      --       1,137.6      (1,577.2)     4,135.0
   Operating expenses........................     265.7      --         114.2         (24.6)       355.3
   General and administrative expenses.......      42.0      --           3.0           0.1         45.1
   Depreciation..............................      24.4      --          15.2            --         39.6
   Amortization..............................      28.1      --            --            --         28.1
   Refinery restructuring and other
     charges.................................     176.2      --            --            --        176.2
                                              ---------  ------     ---------     ---------    ---------
                                                5,111.0      --       1,270.0      (1,601.7)     4,779.3
OPERATING INCOME (LOSS)......................     265.1      --         236.0        (109.5)       391.6
   Interest and finance expense..............     (56.7)  (45.9)        (50.8)         46.4       (107.0)
   Gain on extinguishment of long-term
     debt....................................       0.8      --            --            --          0.8
   Interest income...........................       9.4    45.9           5.0         (46.4)        13.9
                                              ---------  ------     ---------     ---------    ---------
INCOME FROM CONTINUING
  OPERATIONS BEFORE INCOME
  TAXES AND MINORITY INTEREST................     218.6      --         190.2        (109.5)       299.3
   Income tax provision......................     (30.7)     --         (66.7)           --        (97.4)
   Minority interest.........................        --      --            --         (12.4)       (12.4)
                                              ---------  ------     ---------     ---------    ---------
INCOME FROM CONTINUING
  OPERATIONS.................................     187.9      --         123.5        (121.9)       189.5
   Loss from discontinued operations, net of
     income tax benefit of $5.5..............      (8.5)     --            --            --         (8.5)
                                              ---------  ------     ---------     ---------    ---------
NET INCOME................................... $   179.4  $   --     $   123.5     $  (121.9)   $   181.0
                                              =========  ======     =========     =========    =========

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATING STATEMENT OF CASH FLOWS
                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                       (unaudited, amounts in millions)


                                                                            Other     Eliminations
                                                                          Guarantor   And Minority Consolidated
                                                           PRG     PAFC  Subsidiaries   Interest       PRG
                                                         -------  -----  ------------ ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)....................................... $ 179.4  $  --    $ 123.5      $ (121.9)    $ 181.0
Discontinued operations.................................     8.5     --         --            --         8.5
Adjustments:
   Depreciation.........................................    24.4     --       15.2            --        39.6
   Amortization.........................................    34.4     --        2.3            --        36.7
   Deferred income taxes................................    43.0     --       31.8            --        74.8
   Inventory write-down to market.......................      --     --        8.7            --         8.7
   Equity in earnings of affiliate......................  (111.1)    --         --         111.1          --
   Minority interest....................................      --     --         --          12.4        12.4
   Refinery restructuring and other charges.............   125.3     --         --            --       125.3
   Write-off of deferred financing costs................     0.2     --         --            --         0.2
   Other, net...........................................    (0.4)    --        0.7           0.1         0.4
Cash provided by (reinvested in) working capital:
   Accounts receivable, prepaid expenses and
     other..............................................    48.6     --       (3.9)           --        44.7
   Inventories..........................................    13.4     --      (23.7)         (1.7)      (12.0)
   Accounts payable, accrued expenses, and taxes
     other than income..................................  (158.2)  (9.3)      62.0            --      (105.5)
   Affiliate receivables and payables...................     8.2    9.3      (16.1)           --         1.4
   Cash and cash equivalents restricted for debt
     service............................................      --     --      (30.6)           --       (30.6)
                                                         -------  -----    -------      --------     -------
       Net cash provided by operating activities of
         continuing operations..........................   215.7     --      169.9            --       385.6
       Net cash used in operating activities of
         discontinued operations........................    (2.5)    --         --            --        (2.5)
                                                         -------  -----    -------      --------     -------
       Net cash provided by operating activities........   213.2     --      169.9            --       383.1
                                                         -------  -----    -------      --------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Expenditures for property, plant and
     equipment..........................................   (49.1)    --       (8.7)           --       (57.8)
   Expenditures for turnaround..........................   (41.3)    --         --            --       (41.3)
   Other................................................     0.1     --         --            --         0.1
                                                         -------  -----    -------      --------     -------
       Net cash used in investing activities............   (90.3)    --       (8.7)           --       (99.0)
                                                         -------  -----    -------      --------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Long-term debt and capital lease payments............   (22.4)    --         --            --       (22.4)
   Capital contributions, net...........................   (25.8)    --         --            --       (25.8)
   Deferred financing costs.............................    (9.6)    --         --            --        (9.6)
                                                         -------  -----    -------      --------     -------
       Net cash used in financing activities............   (57.8)    --         --            --       (57.8)
                                                         -------  -----    -------      --------     -------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS...........................................    65.1     --      161.2            --       226.3
CASH AND CASH EQUIVALENTS, beginning of
  period................................................   214.8     --       36.4            --       251.2
                                                         -------  -----    -------      --------     -------
CASH AND CASH EQUIVALENTS, end of
  period................................................ $ 279.9  $  --    $ 197.6      $     --     $ 477.5
                                                         =======  =====    =======      ========     =======

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

15.  Commitments and Contingencies



  Legal and Environmental



   As a result of its activities, the Company is the subject of a number of material pending legal proceedings, including proceedings related to environmental matters. Set forth below is an update of developments during the nine months ended September 30, 2002 with respect to any such proceedings and with respect to any environmental proceedings that involve monetary sanctions of $100,000 or more and to which a governmental authority is a party.



   Blue Island: Federal and State Enforcement. In September 1998, the federal government filed a complaint, United States v. Clark Refining & Marketing, Inc., alleging that the Blue Island refinery violated federal environmental laws relating to air, water and solid waste. The Illinois Attorney General intervened in the case. The State of Illinois and Cook County had also brought an action, several years earlier, People ex rel. Ryan v. Clark Refining & Marketing, Inc., also alleging violations under environmental laws. In 2002, the Company reached an agreement to settle both cases. The consent order in the state case was formally approved and entered by the state court judge on April 8, 2002, and the federal court approved the settlement on June 12, 2002. The consent order in the federal case required payments totaling $6.25 million as civil penalties, which the Company paid on July 12, 2002, and requires limited ongoing monitoring at the now-idled refinery. The Company had previously accrued for this obligation in its legal and environmental reserves. The consent order in the state case requires an ongoing tank inspection program along with enhanced reporting obligations. The consent orders dispose of both the federal and state cases.



   Legal and Environmental Reserves. As a result of its normal course of business, the Company is a party to a number of legal and environmental proceedings. As of September 30, 2002, the Company had accrued a total of approximately $99 million (December 31, 2001--$77 million), on an undiscounted basis, for legal and environmental-related obligations that may result from the matters noted above and other legal and environmental matters. As of September 30, 2002, this accrual included approximately $78 million (December 31, 2001--$53 million) for site clean-up and environmental matters associated with the Hartford and Blue Island refinery closures and retail sites. The Company is of the opinion that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company. However, an adverse outcome of any one or more of these matters could have a material effect on quarterly or annual operating results or cash flows when resolved in a future period.



  Environmental Standards for Products



   Tier 2 Motor Vehicle Emission Standards. In February 2000, the Environmental Protection Agency ("EPA") promulgated the Tier 2 Motor Vehicle Emission Standards Final Rule for all passenger vehicles, establishing standards for sulfur content in gasoline. These regulations mandate that the average sulfur content of gasoline for highway use produced at any refinery not exceed 30 ppm during any calendar year by January 1, 2006, phasing in beginning on January 1, 2004. The Company currently expects to produce gasoline under the new sulfur standards at the Port Arthur refinery prior to January 1, 2004 and, as a result of the corporate pool averaging provisions of the regulations, will not be required to meet the new sulfur standards at the Lima refinery until July 1, 2004, a six month deferral. A further delay in the requirement to meet the new sulfur standards at the Lima refinery through 2005 may be possible through the purchase of sulfur allotments and credits which arise from a refiner producing gasoline with a sulfur content below specified levels prior to the end of 2005, the end of the phase-in period. There is no assurance that sufficient allotments or credits to defer investment at the Lima refinery will be available, or if available, at what cost. The Company believes, based on current estimates and on

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES a January 1, 2004 compliance date for both the Port Arthur and Lima refineries, that compliance with the new Tier 2 gasoline specifications will require capital expenditures for the Lima and Port Arthur refineries in the aggregate through 2005 of approximately $255 million. More than 95% of the total investment to meet the Tier 2 gasoline specifications is expected to be incurred during 2002 through 2004 with the greatest concentration of spending occurring in 2003 and early 2004.



   Low Sulfur Diesel Standards. In January 2001, the EPA promulgated its on-road diesel regulations, which will require a 97% reduction in the sulfur content of diesel fuel sold for highway use by June 1, 2006, with full compliance by January 1, 2010. Regulations for off-road diesel requirements are pending. The Company estimates capital expenditures in the aggregate through 2006 required to comply with the diesel standards at its Port Arthur and Lima refineries, utilizing existing technologies, of approximately $245 million. More than 95% of the projected investment is expected to be incurred during 2004 through 2006 with the greatest concentration of spending occurring in 2005. Since the Lima refinery does not currently produce diesel fuel to on-road specifications, the Company is considering an acceleration of the low-sulfur diesel investment at the Lima refinery in order to capture this incremental product value. If the investment is accelerated, production of the low-sulfur fuel is possible by the first quarter of 2005.



   Maximum Achievable Control Technology. On April 11, 2002, the EPA promulgated regulations to implement Phase II of the petroleum refinery Maximum Achievable Control Technology rule under the federal Clean Air Act, referred to as MACT II, which regulates emissions of hazardous air pollutants from certain refinery units. The Company expects to spend approximately $45 million over the next three years related to these new regulations with most of the expenditures occurring in 2003 and 2004.



  Other Commitments



   Crude Oil Purchase Commitment. In 1999, the Company sold crude oil linefill in the pipeline system supplying the Lima refinery to Koch Supply and Trading L.P. or Koch. As part of the agreement with Koch, the Company was required to repurchase approximately 2.7 million barrels of crude oil in this pipeline system in September 2002. On October 1, 2002, Morgan Stanley Capital Group Inc. ("MSCG"), purchased the 2.7 million barrels of crude oil from Koch in lieu of the Company's purchase obligation. The Company has agreed to purchase those barrels of crude oil from MSCG upon termination of the agreement with them, at then current market prices as adjusted by certain predetermined contract provisions. The initial term of the contract continues until October 1, 2003, and thereafter, automatically renews for additional 30-day periods unless terminated by either party. The Company has hedged the economic price risk related to the repurchase obligation through the purchase of exchange-traded futures contracts.



   Long-Term Crude Oil Contract. PACC is party to a long-term crude oil supply agreement with PMI Comercio Internacional, S.A. de C.V. ("PMI"), an affiliate of Petroleos Mexicanos, the Mexican state oil company, which supplies approximately 167,000 barrels per day of Maya crude oil. Under the terms of this agreement, PACC is obligated to buy Maya crude oil from PMI, and PMI is obligated to sell Maya crude oil to PACC. An important feature of this agreement is a price adjustment mechanism designed to minimize the effect of adverse refining margin cycles and to moderate the fluctuations of the coker gross margin, a benchmark measure of the value of coker production over the cost of coker feedstocks. This price adjustment mechanism contains a formula that represents an approximation of the coker gross margin and provides for a minimum average coker margin of $15 per barrel over the first eight years of the agreement, which began on April 1, 2001. The agreement expires in 2011.

               THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

   On a monthly basis, the coker gross margin, as defined under this agreement, is calculated and compared to the minimum. Coker gross margins exceeding the minimum are considered a "surplus" while coker gross margins that fall short of the minimum are considered a "shortfall." On a quarterly basis, the surplus and shortfall determinations since the beginning of the contract are aggregated. Pricing adjustments to the crude oil the Company purchases are only made when there exists a cumulative shortfall. When this quarterly aggregation first reveals that a cumulative shortfall exists, the Company receives a discount on its crude oil purchases in the next quarter in the amount of the cumulative shortfall. If thereafter, the cumulative shortfall incrementally increases, the Company receives additional discounts on its crude oil purchases in the succeeding quarter equal to the incremental increase. Conversely, if thereafter, the cumulative shortfall incrementally decreases, the Company repays discounts previously received, or a premium, on its crude oil purchases in the succeeding quarter equal to the incremental decrease. Cash crude oil discounts received by the Company in any one quarter are limited to $30 million, while the Company's repayment of previous crude oil discounts, or premiums, are limited to $20 million in any one quarter. Any amounts subject to the quarterly payment limitations are carried forward and applied in subsequent quarters.



   As of September 30, 2002, a cumulative quarterly surplus of $61.7 million existed under the contract. As a result, to the extent the Company experiences quarterly shortfalls in coker gross margins going forward, the price it pays for Maya crude oil in succeeding quarters will not be discounted until this cumulative surplus is offset by future shortfalls.



   Insurance Expenses. The Company purchases insurance intending to protect against risk of loss from a variety of exposures common to the refining industry, including property damage, business interruptions, third party liabilities, workers compensation, marine activities, and directors and officers legal liability, among others. The Company employs internal risk management measurements, actuarial analysis, and peer benchmarking to assist in determining the appropriate limits, deductibles, and coverage terms for the Company. The Company believes the insurance coverages it currently purchases are consistent with customary insurance standards in the industry. The Company's major insurance policies renewed on October 1, 2002 with a one-year term. Due primarily to the continuing effects of the events of September 11, 2001 on the insurance market, certain coverage terms, including terrorism coverage, were restricted or eliminated at renewal, certain deductibles were raised, certain coverage limits were lowered, and overall premium rates increased by 23%. Higher insurance premium expenses will be reflected in the Company's results beginning in the fourth quarter. While the Company intends to continue purchasing insurance coverages consistent with customary insurance standards in the industry, future losses could exceed insurance policy limits or, under adverse interpretations, be excluded from coverage.

$250,665,000

Port Arthur Finance Corp.

Offer to Exchange All Outstanding 12.50% Senior Secured Notes due 2009 for 12.50% Senior Secured Notes due 2009, which have been registered under the Securities Act of 1933.

Unconditionally Guaranteed Jointly and Severally by The Premcor Refining Group Inc., Sabine River Holding Corp., Neches River Holding Corp. and Port Arthur Coker Company L.P.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

   Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") authorizes the registrants to indemnify their officers and directors under certain circumstances and subject to certain conditions and limitations as stated therein, against all expenses and liabilities incurred by or imposed upon them as a result of actions, suits and proceedings, civil or criminal, brought against them as such officers and directors if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the registrants and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

   Reference is hereby made to Article 7 of the Amended and Restated Certificates of Incorporation of PAFC, Sabine and Neches, copies of which are filed as Exhibits 3.01(a), 3.01(e) and 3.01(f), respectively, each of which provides for indemnification of officers and directors to the fullest extent permitted by Delaware Law. Reference is hereby made to Article 6 of the By Laws of PRG and Section 7.1 of the Amended and Restated By Laws of each of PAFC, Sabine and Neches, copies of which are filed as Exhibits 3.02(b), 3.02(a), 3.02(c) and 3.02(d), respectively, each of which provides for indemnification of directors or officers in derivative and non derivative actions in the circumstances provided therein. Section 6.8 of the By Laws of PRG and Section
7.3 of the Amended and Restated By Laws of each of PAFC, Sabine and Neches authorize each such company to purchase and maintain insurance on behalf of any director, officer, employee or agent of such company against any liability asserted against or incurred by them in such capacity or arising out of their status as such, whether or not such company would have the power to indemnify such person against such liability.

   Premcor Inc. maintains a directors' and officers' insurance policy which insures the officers and directors of PRG and its subsidiaries from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors. Pursuant to indemnity agreements between Premcor Inc. and each of the directors and officers of PRG and its subsidiaries, Premcor Inc. has formed a captive insurance company to provide additional insurance coverage for such liability.

   Section 102(b)(7) of the Delaware Law permits corporations to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty of care as a director. Reference is made to Article 8 of the Restated Certificate of Incorporation of PRG and Article 6 of the Amended and Restated Certificates of Incorporation of each of PAFC, Sabine and Neches, each of which limit a director's liability in accordance with such Section.

Item 21.  Exhibits and Financial Statement Schedules

   (a)  Exhibits


Exhibit
Number                                            Description
------                                            -----------

 2.01   Asset Purchase and Sale Agreement, dated as of November 25, 2002, among Williams Refining &
          Marketing, L.L.C., Williams Generating Memphis, L.L.C., Williams Memphis Terminal, Inc.,
          Williams Petroleum Pipeline Systems, Inc. and Williams Mid-South Pipelines, LLC, as Sellers,
          The Williams Companies, Inc., as Sellers' Guarantor, The Premcor Refining Group Inc. ("PRG"),
          as Purchaser, and Premcor Inc., as Purchaser's Guarantor (filed herewith).

 2.02   Crack Spread Retained Interest Agreement, dated as of November 25, 2002, between Williams
          Refining & Marketing, L.L.C. and PRG (filed herewith).

Exhibit
Number                                               Description
------                                               -----------

 3.01(a) Amended and Restated Certificate of Incorporation of Port Arthur Finance Corp. ("PAFC") effective as of June 6, 2002 (Incorporated by reference to Exhibit 3.5 filed with PRG's Current Report on
           Form 8-K filed with the Commission on June 20, 2002 (File No. 001-11392)).

 3.01(b) Restated Certificate of Incorporation of PRG (f/k/a Clark Refining and Marketing, Inc. and Clark Oil
           & Refining Corporation) effective as of February 1, 1993 (Incorporated by reference to Exhibit 3.1 filed with PRG's Annual Report on Form 10-K for the year ended December 31, 2000 (File No.
           1-11392)).

 3.01(c) Certificate of Amendment to Certificate of Incorporation of PRG (f/k/a Clark Refining & Marketing,
           Inc. and Clark Oil & Refining Corporation) effective as of September 30, 1993 (Incorporated by reference to Exhibit 3.2 filed with PRG's Annual Report on Form 10-K for the year ended
           December 31, 2000 (File No. 1-11392)).

 3.01(d) Certificate of Amendment of Restated Certificate of Incorporation of PRG (f/k/a Clark Refining &
           Marketing, Inc. and Clark Oil & Refining Corporation) effective as of May 9, 2000 (Incorporated by reference to Exhibit 3.3 filed with PRG's Annual Report on Form 10-K for the year ended
           December 31, 2000 (File No. 1-11392)).

 3.01(e) Amended and Restated Certificate of Incorporation of Sabine River Holding Corp. ("Sabine")
           effective as of June 6, 2002 (Incorporated by reference to Exhibit 3.1 filed with PRG's Current
           Report on Form 8-K filed with the Commission on June 20, 2002 (File No. 001-11392)).

 3.01(f) Amended and Restated Certificate of Incorporation of Neches River Holding Corp. ("Neches")
           effective as of June 6, 2002 (Incorporated by reference to Exhibit 3.3 filed with PRG's Current
           Report on Form 8-K filed with the Commission on June 20, 2002 (File No. 001-11392)).

 3.02(a) Amended and Restated By Laws of PAFC (Incorporated by reference to Exhibit 3.6 filed with PRG's
           Current Report on Form 8-K filed with the Commission on June 20, 2002 (File No. 001-11392)).

 3.02(b) By Laws of PRG (f/k/a Clark Refining & Marketing, Inc. and Clark Oil & Refining Corporation)
           (Incorporated by reference to Exhibit 3.2 filed with PRG's Registration Statement on Form S-1
           (Registration No. 33-28146)).

 3.02(c) Amended and Restated By Laws of Sabine (Incorporated by reference to Exhibit 3.2 filed with
           PRG's Current Report on Form 8-K filed with the Commission on June 20, 2002 (File No. 001-
           11392)).

 3.02(d) Amended and Restated By Laws of Neches (Incorporated by reference to Exhibit 3.4 filed with
           PRG's Current Report on Form 8-K filed with the Commission on June 20, 2002 (File No. 001-
           11392)).

 3.03    Second Amended and Restated Limited Partnership Agreement of Port Arthur Coker Company L.P.
           ("PACC"), dated as of June 6, 2002, among Sabine and Neches (Incorporated by reference to
           Exhibit 3.7 filed with PRG's Current Report on Form 8-K filed with the Commission on June 20,
           2002 (File No. 001-11392)).

 4.01    Indenture, dated as of August 19, 1999, among PAFC, PACC, Sabine, Neches, HSBC Bank USA, as
           Capital Markets Trustee and Deutsche Bank Americas Trust Company (f/k/a Bankers Trust
           Company), as Collateral Trustee (Incorporated by reference to Exhibit 4.01 filed with PAFC's
           Registration Statement on Form S-4 (Registration No. 333-92871)).

 4.02    First Supplemental Indenture, dated as of June 6, 2002, among PAFC, PACC, Sabine, Neches, PRG,
           HSBC Bank USA, as Capital Markets Trustee and Deutsche Bank Trust Company Americas, as
           Collateral Trustee (Incorporated by reference to Exhibit 4.1 filed with PRG's Current Report on
           Form 8-K filed with the Commission on June 20, 2002 (File No. 001-11392)).

Exhibit
Number                                             Description
------                                             -----------

  4.03  Form of 12.50% Senior Secured Notes due 2009 (the "Exchange Note") (included as part of Exhibit
          4.02 hereto)

  4.04  Registration Rights Agreement, dated as of June 6, 2002, among PAFC, PACC, Sabine, Neches,
          PRG and HSBC Bank USA, as Capital Markets Trustee (Incorporated by reference to Exhibit 4.3 filed with PRG's Current Report on Form 8-K filed with the Commission on June 20, 2002 (File
          No. 001-11392)).

  4.05  Amended and Restated Common Security Agreement, dated as of June 6, 2002, among PAFC,
          PACC, Sabine, Neches, PRG, Deutsche Bank Trust Company Americas, as Collateral Trustee and
          Depositary Bank, and HSBC Bank USA, as Capital Markets Trustee (Incorporated by reference to
          Exhibit 4.2 filed with PRG's Current Report on Form 8-K filed with the Commission on June 20,
          2002 (File No. 001-11392)).

  4.06  Amended and Restated Transfer Restrictions Agreement, dated as of June 6, 2002, among PAFC,
          PACC, Premcor Inc., Sabine, Neches, Deutsche Bank Trust Company Americas, as Collateral
          Trustee, and HSBC Bank USA, as Capital Markets Trustee (Incorporated by reference to Exhibit
          4.4 filed with PRG's Current Report on Form 8-K filed with the Commission on June 20, 2002
          (File No. 001-11392)).

  4.07  Equity Contribution Agreement, dated as of June 6, 2002, among Premcor Inc., Premcor USA Inc., and PRG (Incorporated by reference to Exhibit 4.5 filed with PRG's Current Report on Form 8-K filed with the Commission on June 20, 2002 (File No. 001-11392)).

  4.08  Indenture, dated as of August 10, 1998, between PRG (f/k/a Clark Refining & Marketing, Inc. and
          Clark Oil & Refining Corporation) and Bankers Trust Company, as Trustee, including the form of
          8 5/8% Senior Notes due 2008 (Incorporated by reference to Exhibit 4.1 filed with PRG's
          Registration Statement on Form S-4 (Registration No. 333-64387)).

  4.09  Indenture, dated as of November 21, 1997, between PRG (f/k/a Clark Refining & Marketing, Inc.
          and Clark Oil & Refining Corporation) and Bankers Trust Company, as Trustee, including the form of 8 3/8% Senior Notes due 2007 (Incorporated by reference to Exhibit 4.5 filed with PRG's
          Registration Statement on Form S-4 (Registration No. 333-42431)).

  4.10  Indenture, dated as of November 21, 1997, between PRG (f/k/a Clark Refining & Marketing, Inc.
          and Clark Oil & Refining Corporation) and Marine Midland Bank, including the form of 8 7/8%
          Senior Subordinated Notes due 2007 (Incorporated by reference to Exhibit 4.6 filed with PRG's
          Registration Statement on Form S-4 (Registration No. 333-42431)).

  4.11  Supplemental Indenture, dated as of November 21, 1997, between PRG (f/k/a Clark Refining &
          Marketing, Inc. and Clark Oil & Refining Corporation) and Marine Midland Bank (Incorporated
          by reference to Exhibit 4.61 filed with PRG's Registration Statement on Form S-4 (Registration
          No. 333-42431)).

     5  Opinion of Simpson Thacher & Bartlett as to the legality of the securities being registered
          (previously filed with this registration statement).

 10.01  Services and Supply Agreement, dated as of August 19, 1999, between PACC and PRG (f/k/a Clark
          Refining & Manufacturing, Inc.) (Incorporated by reference to Exhibit 10.08 filed with PAFC's
          Registration Statement on Form S-4 (Registration No. 333-92871)).

 10.02  Product Purchase Agreement, dated as of August 19, 1999, between PACC and PRG (f/k/a Clark
          Refining & Manufacturing, Inc.) (Incorporated by reference to Exhibit 10.09 filed with PAFC's
          Registration Statement on Form S-4 (Registration No. 333-92871)).

 10.03  Hydrogen Supply Agreement, dated as of August 1, 1999, between PACC and Air Products and
          Chemicals, Inc. (Incorporated by reference to Exhibit 10.10 filed with PAFC's Registration
          Statement on Form S-4 (Registration No. 333-92871)).

Exhibit
Number                                              Description
------                                              -----------

 10.04  First Amendment, dated March 1, 2000, to the Hydrogen Supply Agreement, dated as of August 1,
          1999, between PACC and Air Products and Chemicals, Inc. (Incorporated by reference to Exhibit
          10.1 filed with Sabine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File
          No. 333-92871)).

 10.05  Second Amendment, dated June 1, 2001, to the Hydrogen Supply Agreement, dated as of August 1,
          1999, between PACC and Air Products and Chemicals, Inc. (Incorporated by reference to Exhibit
          10.2 filed with Sabine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (File
          No. 333-92871)).

 10.06  Coker Complex Ground Lease, dated as of August 19, 1999, between PACC and PRG (f/k/a Clark
          Refining & Manufacturing, Inc.) (Incorporated by reference to Exhibit 10.11 filed with PAFC's
          Registration Statement on Form S-4 (Registration No. 333-92871)).

 10.07  Ancillary Equipment Site Lease, dated as of August 19, 1999, between PACC and PRG (f/k/a Clark
          Refining & Manufacturing, Inc.) (Incorporated by reference to Exhibit 10.12 filed with PAFC's
          Registration Statement on Form S-4 (Registration No. 333-92871)).

 10.08  Assignment and Assumption Agreement, dated as of August 19, 1999, between PACC and PRG (f/k/
          a Clark Refining & Manufacturing, Inc.) (Incorporated by reference to Exhibit 10.13 filed with
          PAFC's Registration Statement on Form S-4 (Registration No. 333-92871)).

 10.09  Maya Crude Oil Sale Agreement, dated as of March 10, 1998, between PRG (f/k/a Clark Refining &
          Manufacturing) and P.M.I. Comercio Internacional, S.A. de C.V., as amended by the First
          Amendment and Supplement to the Maya Crude Oil Sales Agreement, dated as of August 19, 1999
          (included as Exhibit 10.10 hereto), and as assigned by PRG to PACC pursuant to the Assignment and Assumption Agreement, dated as of August 19, 1999 (included as Exhibit 10.08 hereto)
          (Incorporated by reference to Exhibit 10.14 filed with PAFC's Registration Statement on Form S-4
          (Registration No. 333-92871)).

 10.10  First Amendment and Supplement to the Maya Crude Oil Sales Agreement, dated as of August 19,
          1999 (Incorporated by reference to Exhibit 10.15 filed with PAFC's Registration Statement on
          Form S-4 (Registration No. 333-92871)).

 10.11  Guarantee Agreement, dated as of March 10, 1998, between PRG (f/k/a Clark Refining &
          Manufacturing) and Petroleos Mexicanos, the Mexican national oil company, as assigned by PRG to PACC as of August 19, 1999 pursuant to the Assignment and Assumption Agreement, dated as of August 19, 1999 (included as Exhibit 10.08 hereto) (Incorporated by reference to Exhibit 10.16 filed with PAFC's Registration Statement on Form S-4 (Registration No. 333-92871)).

 10.12  Second Amended and Restated Credit Agreement, dated as of May 29, 2002, among PRG, Deutsche
          Bank Trust Company Americas, as Administrative Agent and Collateral Agent, TD Securities
          (USA) Inc., as Syndication Agent, Fleet National Bank, as Documentation Agent, and other financial institutions party hereto (Incorporated by reference to Exhibit 10.1 filed with PRG's
          Current Report on Form 8-K filed with the Commission on June 20, 2002 (File No. 001-11392)).

 10.13  Amended and Restated Credit Agreement, dated as of August 23, 2001, among PRG, Deutsche Banc
          Alex. Brown Inc., as lead arranger, Deutsche Bank Trust Company Americas (f/k/a Bankers Trust
          Company), as Administrative Agent and Collateral Agent, TD Securities (USA) Inc., as
          Syndication Agent, Fleet National Bank, as Documentation Agent, and the other financial institutions party thereto (Incorporated by reference to Exhibit 10.1 filed with Premcor Inc.'s
          Registration Statement on Form S-1 (Registration No. 33-70314)).

Exhibit
Number                                             Description
------                                             -----------

 10.14  First Amended and Restated Credit Agreement, dated as of August 10, 1998, among PRG (f/k/a
          Clark Refining & Marketing, Inc. and Clark Oil & Refining Corporation), as Borrower, Goldman
          Sachs Credit Partners L.P., as Arranger, Syndication Agent and Administrative Agent, and State
          Street Bank & Trust Company of Missouri, N.A., as Paying Agent (Incorporated by reference to
          Exhibit 10.15 filed with PRG's Registration Statement on Form S-4 (Registration No. 333-
          64387)).

 10.15  Asset Contribution and Recapitalization Agreement, dated as of May 8, 1999, by and among Premcor
          USA Inc. (f/k/a Clark USA, Inc.), PRG (f/k/a/ Clark Refining & Marketing, Inc.), Clark Retail
          Enterprises, Inc. (f/k/a OTG (Holdings), Inc. and OTG Inc.) and CM Acquisition, Inc.
          (Incorporated by reference to Exhibit 10.0 filed with the PRG (f/k/a Clark Refining & Marketing,
          Inc.) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-11392)).

 10.16  Amendment to Asset Contribution and Recapitalization Agreement, dated as of July 8, 1999, by and among Premcor USA Inc. (f/k/a Clark USA, Inc.), PRG (f/k/a/ Clark Refining Marketing, Inc.),
          Clark Retail Enterprises, Inc. (f/k/a OTG (Holdings), Inc. and OTG, Inc.) and CM Acquisition,
          Inc. (Incorporated by reference to Exhibit 10.16 filed with the PRG (f/k/a Clark Refining &
          Marketing, Inc.) Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-
          11392)).

 10.17  Premcor Inc. (f/k/a Clark Refining Holdings Inc.) 1999 Stock Incentive Plan (Incorporated by
          reference to Exhibit 10.20 filed with PRG's Annual Report on Form 10-K for the year ended
          December 31, 1999 (File No. 1-11392)).

 10.18  Premcor Pension Plan (Incorporated by reference to Exhibit 10.14 filed with the PRG Quarterly
          Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-11392)).

 10.19  Premcor Inc. Senior Executive Retirement Plan (Incorporated by reference to Exhibit 10.15 filed with the PRG Quarterly Report on Form 10-Q for the quarter ended June 30, 2002
          (File No. 1-11392)).

 10.20  Premcor Retirement Savings Plan (Incorporated by reference to Exhibit 10.16 filed with the PRG
          Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-11392)).

 10.21  First Amendment to the Premcor Retirement Savings Plan (Incorporated by reference to Exhibit
          10.17 filed with the PRG Quarterly Report on Form 10-Q for the quarter ended June 30, 2002
          (File No. 1-11392)).

 10.22  Premcor Pension Restoration Plan (Incorporated by reference to Exhibit 10.18 filed with the PRG
          Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-11392)).

 10.23  Premcor Inc. Long Term Incentive Plan (Incorporated by reference to Exhibit 10.8 filed with the
          PRG (f/k/a Clark Refining & Marketing, Inc.) Annual Report on Form 10-K for the year ended
          December 31, 2000 (File No. 1-11392)).

 10.24  Employment Agreement, dated as of January 30, 2002, of Thomas D. O'Malley (Incorporated by
          reference to Exhibit 10.13 filed with PRG's (f/k/a/ Clark Refining & Marketing, Inc.) Annual
          Report on Form 10-K for the year ended December 31, 2001 (File No. 1-11392)).

 10.25  First Amendment to Employment Agreement, dated March 18, 2002, of Thomas D. O'Malley
          (Incorporated by reference to Exhibit 10.14 filed with PRG's (f/k/a/ Clark Refining & Marketing,
          Inc.) Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-11392)).

 10.26  Letter Agreement, dated November 13, 2002, amending Employment Agreement of Thomas D.
          O'Malley (filed herewith).

 10.27  Amended and Restated Employment Agreement, dated as of June 1, 2002, of William E. Hantke
          (Incorporated by reference to Exhibit 10.3 filed with the PRG Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-11392)).

Exhibit
Number                                             Description
------                                             -----------

 10.28  Amended and Restated Employment Agreement, dated as of June 1, 2002, of Henry M. Kuchta
          (Incorporated by reference to Exhibit 10.4 filed with the PRG Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-11392)).

 10.29  Amended and Restated Employment Agreement, dated as of June 1, 2002, of Joseph D. Watson
          (Incorporated by reference to Exhibit 10.6 filed with the PRG Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 1-11392)).

 10.30  Termination Agreement, dated as of January 31, 2002, between Premcor Inc. and William C.
          Rusnack (Incorporated by reference to Exhibit 10.39 filed with Premcor Inc.'s Registration
          Statement on Form S-1/A (Registration No. 333-70314)).

 10.31  Termination Agreement, dated as of January 31, 2002, between Premcor Inc. and Ezra C. Hunt
          (Incorporated by reference to Exhibit 10.40 filed with Premcor Inc.'s Registration Statement on
          Form S-1/A (Registration No. 333-70314)).

 10.32  Premcor 2002 Equity Incentive Plan (Incorporated by reference to Exhibit 10.19 filed with PRG's
          (f/k/a/ Clark Refining & Marketing, Inc.) Annual Report on Form 10-K for the year ended
          December 31, 2001 (File No. 1-11392)).

 10.33  Premcor 2002 Special Stock Incentive Plan (Incorporated by reference to Exhibit 10.20 filed with
          PRG's (f/k/a/ Clark Refining & Marketing, Inc.) Annual Report on Form 10-K for the year ended
          December 31, 2001 (File No. 1-11392)).

 10.34  Letter Agreement, dated as of February 1, 2002, between Premcor Inc. and Wilkes McClave III
          (Incorporated by reference to Exhibit 10.21 filed with PRG's (f/k/a/ Clark Refining & Marketing,
          Inc.) Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-11392)).

 10.35  Letter Agreement, dated as of February 1, 2002, between Premcor Inc. and Jefferson F. Allen
          (Incorporated by reference to Exhibit 10.22 filed with PRG's (f/k/a/ Clark Refining & Marketing,
          Inc.) Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-11392)).

 10.36  Form of Indemnity Agreement (previously filed with this registration statement).

 10.37  Employment Agreement, dated as of September 16, 2002, of James R. Voss (filed herewith).

 10.38  Employment Agreement, dated as of October 1, 2002, of Michael D. Gayda (filed herewith)

 10.39  Separation Agreement and General Release, dated as of November 1, 2002, between Premcor Inc.
          and Jeffry N. Quinn (filed herewith).

 10.40  Form of Letter Agreement, dated October 28, 2002, amending Employment Agreements of James R.
          Voss and Michael D. Gayda and Amended and Restated Employment Agreements of William E.
          Hantke, Henry M. Kuchta and Joseph D. Watson (filed herewith).

 10.41  Form of Letter Agreement, dated November 13, 2002, amending Employment Agreements of
          Thomas D. O'Malley, James R. Voss and Michael D. Gayda and Amended and Restated
          Employment Agreements of William E. Hantke, Henry M. Kuchta and Joseph D. Watson (filed herewith).

 10.42  Form of Change-In-Control, Severance and Retention Agreement between Premcor Inc. and sixteen of its officers and other key employees (other than its executive officers) (Incorporated by reference to Exhibit 10.12 filed with the PRG (f/k/a Clark Refining & Marketing, Inc.) Annual
          Report on Form 10-K for the year ended December 31, 2000 (File No. 1-11392)).

 10.43  Terminal Services Agreement, dated as of January 14, 2000, between Millennium Terminal
          Company, L.P. and PRG (a/k/a Clark Refining & Marketing, Inc.) (Incorporated by reference to
          Exhibit 10.26 filed with Premcor Inc.'s Registration Statement on Form S-1 (Registration No.
          333-70314)).

Exhibit
Number                                              Description
------                                              -----------

 10.44  Crude Oil Sale and Supply Agreement effective as of September 13, 2002 by and between PRG and
          Morgan Stanley Capital Group Inc. (Incorporated by reference to Exhibit 10.4 filed with PRG's
          Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

 10.45  Amendment to Crude Oil Sale and Supply Agreement, dated September 13, 2002 by and between
        PRG and Morgan Stanley Capital Group Inc. (Incorporated by reference to Exhibit 10.5 filed with
        PRG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

 10.46  Supply and Terminalling Agreement, dated November 8, 1999, by and among PRG (f/k/a Clark
          Refining & Marketing, Inc.), Equiva Trading Company, Equilon Enterprises LLC and Motiva
          Enterprises LLC (Incorporated by reference to Exhibit 10.31 filed with Premcor Inc.'s Registration
          Statement on Form S-1 (Registration No. 333-70314)).

    12  Statement re computation of ratio of earnings to fixed charges (filed herewith).

    15  Awareness letter dated November 29, 2002, from Deloitte & Touche LLP regarding the unaudited interim financial information for September 30, 2002 and 2001 (filed herewith).

    21  Subsidiaries of the Registrants (previously filed with this registration statement).

 23.01  Consent of Simpson Thacher & Bartlett (contained in Exhibit 5).

 23.02  Consent of Deloitte & Touche LLP (filed herewith).

    25  Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of HSBC Bank USA, as trustee (previously filed with this registration statement).

 99.01  Form of Letter of Transmittal (previously filed with this registration statement).

 99.02  Form of Notice of Guaranteed Delivery (previously filed with this registration statement).






   (b)  Financial Statement Schedules

   See Schedule II--"Valuation and Qualifying Accounts" contained on page F-43. All other schedules are omitted as the information is not required or is included in the Registrant's financial statements and related notes.

Item 22.  Undertakings

   (a) The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

   (b) The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

   (c) Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the applicable registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (d)  The undersigned registrants hereby undertake:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more that a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant issuer has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, state of Missouri, on December 2, 2002.


                                           PORT ARTHUR FINANCE CORP.

                                           By:        /S/  DENNIS R. EICHHOLZ
                                                  -----------------------------
                                           Name:       Dennis R. Eichholz
                                           Title:    Senior Vice President -
                                                     Finance and Controller




   Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed on December 2, 2002 by or on behalf of the following persons in the capacities indicated with the registrant issuer.



          Signature                        Title
          ---------                        -----

              *                Chairman of the Board,
-----------------------------    President, and Chief
     Thomas D. O'Malley          Executive Officer
                                 (principal executive
                                 officer)

              *                Executive Vice President and
-----------------------------    Chief Financial Officer
      William E. Hantke          (principal financial
                                 officer)

              *                Senior Vice President -
-----------------------------    Finance and Controller
     Dennis R. Eichholz          (principal accounting
                                 officer)

              *                Director
-----------------------------
       David I. Foley

              *                Director
-----------------------------
     Robert L. Friedman

              *                Director
-----------------------------
      Stephen I. Chazen




* By:  /s/  DENNIS R. EICHHOLZ
      -------------------------
         Dennis R. Eichholz,
          Attorney-in-Fact

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant guarantor has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, state of Missouri, on December 2, 2002.


                                           THE PREMCOR REFINING GROUP INC.

                                           By:         /S/  DENNIS R. EICHHOLZ
                                                  -----------------------------
                                           Name:       Dennis R. Eichholz
                                           Title:    Senior Vice President -
                                                     Finance and Controller




   Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed on December 2, 2002 by or on behalf of the following persons in the capacities indicated with the registrant guarantor.



          Signature                        Title
          ---------                        -----

              *                Chairman of the Board,
-----------------------------    President, and Chief
     Thomas D. O'Malley          Executive Officer
                                 (principal executive
                                 officer)

              *                Executive Vice President and
-----------------------------    Chief Financial Officer
      William E. Hantke          (principal financial
                                 officer)

              *                Senior Vice President -
-----------------------------    Finance and Controller
     Dennis R. Eichholz          (principal accounting
                                 officer)

              *                Director
-----------------------------
       David I. Foley

              *                Director
-----------------------------
     Robert L. Friedman

              *                Director
-----------------------------
      Richard C. Lappin

              *                Director
-----------------------------
       Marshall Cohen

              *                Director
-----------------------------
     Jefferson F. Allen






* By:  /s/  DENNIS R. EICHHOLZ
      -------------------------
         Dennis R. Eichholz,
          Attorney-in-Fact

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant guarantor has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, state of Missouri, on December 2, 2002.


                                           SABINE RIVER HOLDING CORP.

                                           By:         /S/  DENNIS R. EICHHOLZ
                                                  -----------------------------
                                           Name:       Dennis R. Eichholz
                                           Title:    Senior Vice President -
                                                     Finance and Controller




   Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed on December 2, 2002 by or on behalf of the following persons in the capacities indicated with the registrant guarantor.



          Signature                        Title
          ---------                        -----

              *                Chairman of the Board,
-----------------------------    President, and Chief
     Thomas D. O'Malley          Executive Officer
                                 (principal executive
                                 officer)

              *                Executive Vice President and
-----------------------------    Chief Financial Officer
      William E. Hantke          (principal financial
                                 officer)

              *                Senior Vice President -
-----------------------------    Finance and Controller
     Dennis R. Eichholz          (principal accounting
                                 officer)

              *                Director
-----------------------------
       David I. Foley

              *                Director
-----------------------------
     Robert L. Friedman

              *                Director
-----------------------------
      Stephen I. Chazen




* By:  /s/  DENNIS R. EICHHOLZ
      -------------------------
         Dennis R. Eichholz,
          Attorney-in-Fact

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant guarantor has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, state of Missouri, on December 2, 2002.


                                           NECHES RIVER HOLDING CORP.

                                           By:         /S/  DENNIS R. EICHHOLZ
                                                  -----------------------------
                                           Name:       Dennis R. Eichholz
                                           Title:    Senior Vice President -
                                                     Finance and Controller




   Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed on December 2, 2002 by or on behalf of the following persons in the capacities indicated with the registrant guarantor.



          Signature                        Title
          ---------                        -----

              *                Chairman of the Board,
-----------------------------    President, and Chief
     Thomas D. O'Malley          Executive Officer
                                 (principal executive
                                 officer)

              *                Executive Vice President and
-----------------------------    Chief Financial Officer
      William E. Hantke          (principal financial
                                 officer)

              *                Senior Vice President -
-----------------------------    Finance and Controller
     Dennis R. Eichholz          (principal accounting
                                 officer)

              *                Director
-----------------------------
       David I. Foley

              *                Director
-----------------------------
     Robert L. Friedman

              *                Director
-----------------------------
      Stephen I. Chazen




* By:  /s/  DENNIS R. EICHHOLZ
      -------------------------
         Dennis R. Eichholz,
          Attorney-in-Fact

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant guarantor has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of St. Louis, state of Missouri, on December 2, 2002.


                                           PORT ARTHUR COKER COMPANY L.P.

                                           By:     Sabine River Holding
                                                   Corp., its general partner

                                           By:         /S/  DENNIS R. EICHHOLZ
                                                  -----------------------------
                                           Name:       Dennis R. Eichholz
                                           Title:    Senior Vice President -
                                                     Finance and Controller




   Pursuant to the requirements of the Securities Act of 1933, as amended, this amended registration statement has been signed on December 2, 2002 by or on behalf of the following persons in the capacities indicated with the registrant guarantor.



          Signature                        Title
          ---------                        -----

              *                Director of Sabine River
-----------------------------    Holding Corp.
     Thomas D. O'Malley

              *                Director of Sabine River
-----------------------------    Holding Corp.
       David I. Foley

              *                Director of Sabine River
-----------------------------    Holding Corp.
     Robert L. Friedman

              *                Director of Sabine River
-----------------------------    Holding Corp.
      Stephen I. Chazen




* By:  /s/  DENNIS R. EICHHOLZ
      -------------------------
         Dennis R. Eichholz,
          Attorney-in-Fact